Form 20-F
period 2022-12-31
WalkMe Ltd.
filed 2023-03-14
CIK 1847584

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the annual report. As of December 31, 2022, the registrant had outstanding 86,780,082 ordinary shares, no par value.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐     No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐     No ☒

Note-Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

Yes ☒     No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

☐ Large accelerated filer	☒ Accelerated filer	☐ Non-accelerated filer	☒ Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Yes ☐   No ☒

walkme

Great user experiences result in great business outcomes.

Simplify software usage for any type of user across any application.

10:07 AM
Apps Quick Access
Quick Tasks
Adoption Analytics
72%
75%
76%
14,546
98,248
1,12M
User engagement

“

Humans are at the heart of digital transformation and change is happening too fast. Without a mutual relationship, it just doesn't work.

WalkMe is completely changing the way humans interact with technology - this is the essence of digital adoption.

Dan Adika
Co-Founder & CEO, WalkMe

Financial highlights.

$262M

ARR[1]

63%

Y/Y DAP ARR Growth (50% of total ARR)

116%

Dollar Based Net Retention Rate > 500 Employee Customers on a trailing 4 quarter basis

27%

Total Revenue Y/Y Growth[2]

514

Customers with >$100K in ARR 13% YoY Growth[1]

39

Customers with >$1M in ARR 26% YoY Growth[1]

~1800

Customers

All data as of December 31, 2022 unless otherwise indicated. (1) See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Business and Financial Metrics" for additional information regarding Annualized Recurring Revenue ("ARR") and Dollar Based Net Retention Rate , including how we define and use these metrics. (2) Represents the twelve months ended December 31, 2022 compared to the twelve months ended December 31, 2021.

Total Economic Impact™ of WalkMe.

368% ROI over three years

< 3 Month Payback Period

Benefits from Employee-Facing Apps

60%
Reduction in training time on applications*

20%
Savings in software licensing fees*

50%
Savings in IT support callsand Help Desk tickets*

Benefits from Customer-Facing Services

35%
Increase in customer retention*

50%
Savings in customer support call costs*

10%
Growth upsell opportunities from existing customersover three years*

* According to a October 2020 Forrester Consulting study, The Total Economic Impact™ of WalkMe Digital Adoption Platform, a study commissioned by WalkMe.

WalkMe's Industry Recognition.

Awards

Top 50 Products of Enterprise | Best Software awards 2023

InfoWorld Technology of the Year Award 2022

Business Intelligence Group's Artificial Intelligence Excellence Award 2022

Overall Remote Tech Solution of the Year 2022

IT World Award win

Analyst Recognition

Gartner

Market Guide for Digital Adoption Platforms

FEATURED VENDOR

IDC

TechBrief: Digital Adoption Platforms

FEATURED VENDOR

FORRESTER

New Tech: Digital Adoption Platforms, Q2 2022

FEATURED VENDOR

FORRESTER

New Wave for DAP

LEADER

Everest Group®

PEAK Matrix® Assessment for DAP

LEADER

Dear Shareholders,

Digital Adoption is a simple concept. IT spend globally is expected to hit 4.6 trillion dollars in 2023 according to Gartner. Enterprise organizations spend this money in hopes of Digital Transformation so they can evolve and innovate to remain competitive. This often involves adopting new technologies and systems to streamline processes, increase efficiency, and improve customer experience.

By adding Digital Adoption they help employees and customers migrate, learn and adopt new digital technologies quickly and easily, ensuring their transformation success.

WalkMe started with simple website navigation 12 years ago and evolved into a completely innovative approach on how enterprise organizations reach ROI from their technology investments.

We now have $262 million in ARR spanning over 1,800 customers globally. Our ARR from DAP customers, those who purchase enterprise wide subscriptions or who deploy WalkMe department wide on four or more applications, grew 63% YoY in 2022 with 39 accounts over $1M in ARR. I would have never imagined when we started that the largest enterprises would be making a seven figure multi year commitment to WalkMe and would be seeing the value that they see today.

The DAP category, which we invented and pioneered, has never seen higher demand. In the past year, Gartner published their inaugural DAP Market Guide, and Forrester Research released the first-ever evaluative report on DAP, called the New Wave™. Additionally, we've observed a rise in DAP mentions across other category reports such as Revenue Technologies, Diversity, Equity, and Inclusion (DEI) technology, Digital Workplace Applications, and Product-Led Growth.

Accenture and Deloitte, two of the world's leading system integrators have launched their DAP practices in the past year. They believe that demand is increasing and that DAP is mission critical to enterprises, today more than ever.

We've made a huge leap in our US Federal compliance and deal flow in the past year. Leading US federal government departments are choosing DAP to ensure their advanced productivity.

Why?
The future of work. With remote work, software overload, new generations and now the breakthroughs in AI, every organization is rushing to adapt to the changing environments. WalkMe helps our customers and their employees adapt to these new challenges.

Global IT Spend
$4.6T
In 2023*

$262M
ARR

~1,800
customers globally

DAP Customers ARR

63%
YoY growth
2021
2022

* Gartner Forecasts Worldwide IT Spending, Press Release: https://www.gartner.com/en/newsroom/press-releases/2022-10-19-gartner-forecasts-worldwide-it-spending-to-grow-5-percent-in-2023 walkme

WalkMe is a product first company. I am super proud to personally be leading our engineering organization. We are committed to being an enterprise-grade technology leader in the areas that empower employees and customers to interact with software. Our patented DeepUI AI technology automatically understands any user interface and user journey and all its elements allowing us to deliver the best experience for both building content and user automations. This technology has always been the foundation of our innovations and ensured that we are at the forefront of the DAP category and the future of work.

Since day one, we have been developing models and data centers that understand human computer interactions. WalkMe has accumulated billions of interactions with enterprise software and how it is being used by employees in the world's leading enterprise organizations - every single day and every single moment.

We are leveraging this technology, the data sets and our know-how to bring a completely new digital employee experience to the world.

With all that said, as we look forward to 2023 our goal is to continue our journey upmarket into the enterprise segments, focusing on new product innovations to fulfill our vision of DAP. At the same time, we are focusing on improved operating efficiency in order to hit the free cash flow positive milestone in the fourth quarter of 2023.

I'd like to take this opportunity and thank everyone involved with WalkMe throughout our amazing journey - our investors, our partners, our dedicated employees and our cherished customers who've been thought leaders as the early adopters of DAP.

2023 is a year of global constraint as the macro headwinds affect us all in every aspect of our lives. This is a year to focus on value and the things that matter most to drive our business results to new heights. We strongly believe the current environment is an opportunity for WalkMe to help organizations further drive operational efficiencies, cost reductions and employee productivity - all which are in high demand right now.

The story of DAP is just getting started and soon enough there won't be an organization which will not have a DAP in place to drive their digital strategies forward.

Dan Adika,
Co-Founder & CEO, WalkMe

“

- Gartner.

Gartner: Market Guide for Digital Adoption Platforms, Published 14 September 2022 by Melissa Hilbert

INTRODUCTION		1
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS		1
PRESENTATION OF FINANCIAL AND OTHER INFORMATION		2
PART I		3
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS		3
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE		3
ITEM 3. KEY INFORMATION		3
A.	[Reserved.]	3
B.	Capitalization and Indebtedness	3
C.	Reasons for the Offer and Use of Proceeds	3
D.	Risk Factors	3
ITEM 4. INFORMATION ON THE COMPANY		50
A.	History and Development of the Company	50
B.	Business Overview	50
C.	Organizational Structure	68
D.	Property, Plants and Equipment	69
ITEM 4A. UNRESOLVED STAFF COMMENTS		69
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS		69
A.	Operating Results	77
B.	Liquidity and Capital Resources	82
C.	Research and Development, Patents and Licenses, Etc.	85
D.	Trend Information	85
E.	Critical Accounting Estimates	85
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES		89
A.	Directors and Senior Management	89
B.	Compensation	94
C.	Board Practices	103
D.	Employees	116
E.	Share Ownership	116
F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation	116

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS		116
A.	Major Shareholders	116
B.	Related Party Transactions	120
C.	Interests of Experts and Counsel	122
ITEM 8. FINANCIAL INFORMATION		122
A.	Consolidated Statements and Other Financial Information	122
B.	Significant Changes	123
ITEM 9. THE OFFER AND LISTING		123
A.	Offer and Listing Details	123
B.	Plan of Distribution	123
C.	Markets	123
D.	Selling Shareholders	123
E.	Dilution	123
F.	Expenses of the Issue	123
ITEM 10. ADDITIONAL INFORMATION		123
A.	Share Capital	123
B.	Memorandum and Articles of Association	123
C.	Material Contracts	124
D.	Exchange Controls	124
E.	Taxation	124
F.	Dividends and Paying Agents	134
G.	Statement by Experts	134
H.	Documents on Display	135
I.	Subsidiary Information	135
J.	Annual Report to Security Holders	135

INTRODUCTION

In this Annual Report on Form 20-F (the “Annual Report”), references to “we,” “us,” “our,” “our business,” the “Company,” “WalkMe” and similar references refer to WalkMe Ltd. and, where appropriate, its consolidated subsidiaries.

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements as contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements contained in this Annual Report other than statements of historical fact, including, without limitation, statements regarding our future operating results and financial position, including our revenue and operating expenses profitability; our business strategies and plans; our expectations regarding the development of our industry and the competitive environment in which we operate; our expectations regarding partnerships and collaborations; our objectives for future operations; our ability to raise additional capital to fund our operations; and the sufficiency of our cash, cash equivalents and short-term investments, are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “target,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible,” “forecasts,” “aims” or the negative of these terms and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions.  These forward-looking statements are contained principally in the sections titled Item 3.D. “Key Information-Risk Factors,” Item 4. “Information on the Company,” and Item 5. “Operating and Financial Review and Prospects.” These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, the following:

•	our future financial performance, including our expectations regarding our revenue, cost of revenue, gross margin, operating expenses, cash flow and deferred revenue;
•	our ability to manage our growth effectively, sustain our historical growth rate in the future or achieve or maintain profitability;
•	the growth and expansion of the markets for our offerings and our ability to adapt and respond effectively to evolving market conditions and demands;
•	our estimates of, and future expectations regarding, our market opportunity;
•	the impact of adverse macro-economic changes on our business, financial condition and results of operations;
•	our ability to attract new customers as well as to retain and expand our revenue from existing customers;

•	our ability to keep pace with technological and competitive developments and develop or otherwise introduce new products and solutions and enhancements to our existing offerings;
•
our ability to maintain the interoperability of our offerings across devices, operating systems and third-party applications and to maintain and expand our relationships with third-party technology partners;

•	the effects of increased competition in our target markets and our ability to compete effectively;
•
the success of our sales and marketing operations, including our ability to realize efficiencies and reduce customer acquisition costs as well as our ability to effectively develop and expand our marketing and sales capabilities;

•	our ability to meet the service-level commitments under our customer agreements and the effects on our business if we are unable to do so;
•	our relationships with, and dependence on, various third-party service providers;
•	our ability to maintain and enhance awareness of our brand;
•	our ability to offer high quality customer support;
•	our ability to maintain the sales prices of our offerings and the effects of pricing fluctuations;
•	our ability to attract and retain the executive leadership and employee talent that we need to be successful;

•	the sustainability of, and fluctuations in, our gross margin;
•	risks related to our international operations and our ability to expand our international business operations;
•	the effects of currency exchange rate fluctuations on our results of operations;
•	challenges and risks related to our sales to government entities;
•
our ability to consummate acquisitions at our historical rate and at acceptable prices, to enter into other strategic transactions and relationships, and to manage the risks related to these transactions and arrangements;

•	our ability to protect our proprietary technology, or to obtain, maintain, protect and enforce sufficiently broad intellectual property rights therein;
•	our ability to maintain the security and availability of our platform, products and solutions;
•	our ability to comply with the privacy laws of the various jurisdictions in which we operate;

•	our ability to comply with current and future legislation and governmental regulations to which we are subject or may become subject in the future;
•	changes in applicable tax law, the stability of effective tax rates and adverse outcomes resulting from examination of our income or other tax returns;
•	risks related to political, economic and security conditions in Israel;
•	the effects of unfavorable conditions in our industry or the global economy or reductions in information technology spending; and
•	factors that may affect the future trading prices of our ordinary shares.

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

The forward-looking statements made in this Annual Report relate only to events or information as of the date on which the statements are made in this Annual Report. You should not put undue reliance on any forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors described in this annual report, including factors beyond our ability to control or predict. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this Annual Report and the documents that we reference in this Annual Report and have filed as exhibits hereto completely and with the understanding that our actual future results or performance may be materially different from what we expect.

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

You should carefully consider the risks and uncertainties described below and the other information contained in this Annual Report before making an investment decision. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition, results of operations, or strategic objectives could be materially and adversely affected by any of these risks and uncertainties. The trading price and value of our ordinary shares could decline due to any of these risks and uncertainties, and you may lose all or part of your investment. This Annual Report also contains forward- looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks and uncertainties faced by us described below and elsewhere in this Annual Report.

Risks Relating to Our Business and Industry

We have incurred operating losses in the past, expect to incur operating losses in the future and may never achieve or sustain profitability.

We have incurred annual net losses each year since our formation in October 2011. For the years ended December 31, 2021 and 2022, we had net losses of $80.3 million and $108.3 million, respectively. We expect to continue to incur additional losses and we may not achieve or maintain profitability in the future. As of December 31, 2022, we had an accumulated deficit of $432.6 million. While we are increasingly focused on improving our operating efficiency, we intend to continue to expend substantial financial and other resources on, among other things:

•	innovating and advancing our platform;
•	acquiring new customers;
•	increasing usage by and spend from our existing customers;
•	international expansion; and
•	expansion of our ecosystem and go-to-market partnerships.

Our efforts to grow our revenue while increasing our operating efficiency may prove more difficult than we currently anticipate, and we may not succeed in increasing our revenues sufficiently, or at all, to offset our expenses. In addition, to the extent we are successful in increasing our customer base, we may also incur increased losses because the costs associated with acquiring customers are generally incurred up front, while subscription revenue is generally recognized ratably over the subscription term. Additionally, we expect to continue making significant expenditures on sales and marketing efforts, and expenditures to grow our platform including to develop new features, integrations, capabilities, and enhancements to our platform. For example, we have made and expect to continue to make significant investments in our platform to obtain FedRamp certification in support of our efforts to expand our U.S. federal business. If our revenue does not grow at a greater rate than our operating expenses, we will not be profitable in future periods. Our revenue growth may slow or our revenue may decline for a number of possible reasons, many of which are beyond our control, including greater market penetration, increased competition, slowing demand for our platform, a failure by us to continue capitalizing on growth opportunities, the maturation of our business, global economic downturns, the impact of rising inflation or interest rates or any of the other factors discussed in this “Risk Factors” section. Any failure to increase our revenue as we grow our business could prevent us from achieving profitability at all or on a consistent basis, which would make it more difficult to accomplish our business objectives and could have a material adverse effect on our business, financial condition and results of operations and cause the market price of our ordinary shares to decline.

Our business and operations have historically experienced rapid growth. Our past growth may not be indicative of our future growth, and we may not be able to sustain our revenue growth rate in the future. Our growth also makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

Our total revenues for the years ended December 31, 2021 and 2022 were $193.3 million and $245.0 million, respectively, representing year-over-year growth of 27%. You should not rely on our revenue growth over any historical period as an indication of our future performance. Even if our revenue continues to increase, we expect our revenue growth rate to decline in future periods. For example, we expect our revenue growth to moderate somewhat for the fiscal year 2023 compared to the prior year as we and our customers face increased global economic uncertainty. Many factors may contribute to declines in our growth rate, including macro economic conditions greater market penetration, increased competition, slowing demand for our offerings, a failure by us to continue capitalizing on growth opportunities and the maturation of our business, among others. If our growth rate declines, investors’ perceptions of our business and the market price of our ordinary shares could be adversely affected.

In addition, our historical growth rate may make it difficult to evaluate our current business and future prospects. Our ability to forecast our future results of operations is subject to a number of uncertainties, including our ability to effectively plan for and model future growth. We have encountered in the past, and may encounter in the future, risks and uncertainties frequently experienced by growing companies in rapidly changing industries. If we fail to achieve the necessary level of efficiency in our organization as it grows, or if we are not able to accurately forecast future growth, our business could be harmed. Moreover, if the assumptions that we rely on to plan our business are incorrect or change in reaction to changes in the markets in which we operate, or if we are unable to maintain consistent revenue or revenue growth, our share price could be volatile, and it may be difficult to achieve and maintain profitability.

The markets for our products are new and evolving and may develop more slowly or differently than we expect. Our future success depends on the growth and expansion of these markets and our ability to adapt and respond effectively to evolving market conditions and demands.

The markets for our products are relatively new, rapidly evolving and unproven. Accordingly, it is difficult to predict customer adoption and renewals, demand for our platform and our products, the entry of competitive products, the success of existing competitive products, or the future growth rate, expansion, longevity and the size of our target markets. The expansion of, and our ability to penetrate, these new and evolving markets depends on a number of factors, including widespread awareness among key organizational decision makers of, and the cost, performance, effectiveness and perceived value associated with, digital adoption platforms and technologies. If we or other software and software as a service (“SaaS”) providers experience security incidents, loss of customer data, or disruptions in delivery or service, the market for these applications as a whole, including our platform and products, may be negatively affected. If digital adoption technologies and software do not continue to achieve market acceptance, or if there is a reduction in demand caused by decreased customer or user acceptance, technological challenges, weakening economic conditions (including in connection with factors such as rising inflation or interest rates), privacy, data protection and data security concerns, governmental regulation, competing technologies and products, decreases in information technology spending or otherwise, or if software providers begin to implement digital adoption solutions natively within their existing products, the markets for our platform and products might not continue to develop or might develop more slowly than we expect, which could adversely affect our business, financial condition and results of operations.

If we are not able to keep pace with technological and competitive developments or fail to develop or otherwise introduce new products and enhancements to our existing offerings, our products may become less marketable, less competitive, or obsolete, and our business, financial condition and results of operations may be materially adversely affected.

The markets in which we compete are characterized by rapid technological change, frequent introductions of new products, services, features and capabilities, and evolving industry standards and regulatory requirements. Our business strategy may not effectively respond to these changes, and we may fail to position ourselves to capitalize on market opportunities.  Our ability to grow our customer base and increase revenue from existing customers will depend in significant part on our ability to develop or otherwise introduce new product offerings and new features, integrations, capabilities and other enhancements to our existing offerings on a timely basis, as well as on our ability to interoperate across an increasing range of devices, operating systems and third-party applications. The success of any new products or enhancements to our existing offerings will depend on a number of factors including, but not limited to, the timeliness and effectiveness of our research and product development activities and go-to-market strategy, our ability to anticipate customer needs and achieve market acceptance, our ability to manage the risks associated with new product releases, the effective management of development and other spending in connection with the product development process and anticipated demand, and the availability of other newly developed products and technologies by our competitors.

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

We use a metric we call Dollar-Based Net Retention to measure the expanding value of our customers subscriptions over time and understand our renewal trends. Our definition of Dollar-Based Net Retention is described in Item 5 of this Annual Report under “Key Business and Financial Metrics.” We may not accurately predict future renewal trends or our Dollar-Based Net Retention Rate given the diversity of our customer base in terms of size, industry and geography. Customer renewals, and our Dollar-Based Net Retention Rate, may decline or fluctuate as a result of a number of factors, including customer satisfaction with our products and our customer support, fluctuation in customer employee headcount, the frequency and severity of product outages, our product uptime or latency, the pricing and value proposition of our offerings compared to those of our competitors, additional new features, integrations, capabilities or other enhancements that we may develop or otherwise introduce from time to time, updates to our products as a result of updates by technology partners, mergers and acquisitions affecting our customer base, and consolidation of affiliates’ multiple into a single account. Customer renewals have been and may in the future also be impacted by general economic conditions, strengths and weaknesses in our customers’ underlying businesses, and other factors, many of which are beyond our control, that reduce customers’ spending levels. In addition, customers may renew for fewer subscriptions, renew for shorter contract lengths if they were previously on multi-year contracts, or switch to lower cost offerings on our platform. These factors may also be exacerbated if our customer base continues to grow to encompass larger enterprises, which generally require more sophisticated and costly sales efforts. If our customers do not expand the value of their subscriptions over time, or if our customers fail to renew their subscriptions or renew on less economically beneficial terms, our revenue may decline or grow less quickly than anticipated and our business, financial condition and results of operations may be harmed.

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

If we do not maintain the interoperability of our offerings across devices, operating systems and third-party applications that we do not control, and if we are not able to maintain and expand our relationships with third-party technology partners to integrate our offerings with their products and solutions, our business, financial condition and results of operations may be materially adversely affected.

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

Additionally, we compete with home-grown, start-up, and open-source technologies across the categories described above. With the trend toward distributed and remote workforces, the passage of time, the introduction of new technologies and the entrance of new market participants, competition has intensified, and we expect it to continue to intensify in the future. Established companies are also developing their own products that compete with ours, and may continue to do so in the future. Established companies may also acquire or establish product integration, distribution or other cooperative relationships with our current competitors. New competitors or alliances among competitors may emerge from time to time and rapidly acquire significant market share due to various factors such as their greater brand name recognition, larger existing user or customer base, customer preferences for their offerings, a larger or more effective sales organization and greater financial, technical, marketing and other resources and experience. Furthermore, with the recent increase in large merger and acquisition transactions in the technology industry, particularly transactions involving cloud-based technologies, there is a greater likelihood that we will compete with other larger technology companies in the future. Companies resulting from these potential consolidations may create more compelling product offerings and be able to offer more attractive pricing options, making it more difficult for us to compete effectively.

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

Our Digital Adoption Platform is at the core of our business, and any decline in demand for our Digital Adoption Platform occasioned by malfunction, inferior performance, increased competition, economic conditions or otherwise, will impact our business, financial condition and results of operations.

Our Digital Adoption Platform is at the core of our business and all of our customer subscriptions. Customer subscriptions to our Digital Adoption Platform accounted for approximately 91% and 90% of our total revenue for the years ended December 31, 2021 and 2022, respectively, with the remainder of our revenue being derived from associated professional services. Accordingly, market acceptance of our Digital Adoption Platform is critical to our success. If demand for our Digital Adoption Platform declines, the demand for the associated professional services will also decline. Demand for our Digital Adoption Platform is affected by a number of factors, many of which are beyond our control, such as continued market acceptance of digital adoption platforms and technologies by customers for existing and new use cases, the timing of development and release of new features and functionality, lower cost alternatives introduced by our competitors, technological changes and developments within the markets we serve, including the potential introduction of native digital adoption solutions within software providers’ existing products, and macroeconomic conditions.  If our Digital Adoption Platform fails to compete effectively or demand for our Digital Adoption Platform were to decline, then our business, financial condition and results of operations would be harmed.

Unfavorable conditions in our industry or the global economy or reductions in information technology spending could limit our ability to grow our business and negatively affect our results of operations.

Our results of operations may vary based on the impact of changes in our industry or the global economy on us or our customers. Current or future economic uncertainties or downturns could adversely affect our business and results of operations. Negative conditions in the general economy both in the United States and abroad, including conditions resulting from changes in gross domestic product growth, financial, and credit market fluctuations, rising inflation or interest rates, political turmoil, natural catastrophes, any pandemic, epidemic or outbreak of infectious disease, warfare, protests and riots, and terrorist attacks on the United States, Europe, the Middle East, the Asia Pacific region, or elsewhere, could cause a decrease in business investments by our customers and potential customers, including spending on information technology, and negatively affect the growth of our business.

          For example, the United States has recently experienced historically high levels of inflation. The annual inflation rate for the United States was approximately 6.5% for the year ended December 31, 2022. In the event inflation persists or continues to increase, we may seek to increase the sales prices of our products and services in order to maintain satisfactory margins. Any attempts to offset cost increases with price increases may result in reduced sales, increase customer dissatisfaction or otherwise harm our reputation. Moreover, rising inflation and other macro conditions may have other adverse effects on the economy which are difficult to predict.   For example, we maintain commercial banking relationships with multiple banks, including Silicon Valley Bank, a California corporation (“SVB”).  On March 10, 2023, the Federal Deposit Insurance Corporation (the “FDIC”) took control of SVB and created the National Bank of Santa Clara to hold the deposits of SVB after SVB was unable to continue their operations. SVB’s deposits are insured by the FDIC in amount up to $250,000 for any depositor. On March 12, 2023, the U.S. Department of the Treasury, Federal Reserve Bank and FDIC announced that the FDIC will complete its resolution of SVB in a manner that fully protects all depositors. The failure of any bank with which we maintain a commercial relationship could cause us to lose our funds if not protected by insurance or similar regulatory actions.

Moreover, persistent economic downturns may require us to undertake optimization and cost saving initiatives, including streamlining our organization and adjusting the size and structure of our workforce. For example, throughout 2022, we implemented certain cost reduction efforts to reduce material spend and operating expenses. In January 2023, we also restructured our workforce and eliminated 43 full-time positions, representing 3% of our workforce. Any reduction in force may yield unintended consequences and costs, such as attrition beyond the intended reduction in force, the distraction of employees and reduced employee morale, which could, in turn, adversely impact productivity, including through a loss of continuity, loss of accumulated knowledge or inefficiency during transitional periods. Any of these impacts could also adversely affect our reputation as an employer, make it more difficult for us to hire new employees in the future and increase the risk that we may not achieve the anticipated benefits from the restructuring.

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

Moreover, persistent economic downturns may require us to undertake optimization and cost saving initiatives, including streamlining our organization and adjusting the size and structure of our workforce. For example, throughout 2022, we implemented certain cost reduction efforts to reduce material spend and operating expenses. In January 2023, we also restructured our workforce and eliminated 43 full-time positions, representing 3% of our workforce. Any reduction in force may yield unintended consequences and costs, such as attrition beyond the intended reduction in force, the distraction of employees and reduced employee morale, which could, in turn, adversely impact productivity, including through a loss of continuity, loss of accumulated knowledge or inefficiency during transitional periods. Any of these impacts could also adversely affect our reputation as an employer, make it more difficult for us to hire new employees in the future and increase the risk that we may not achieve the anticipated benefits from the restructuring.

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

SaaS businesses like ours tend to involve certain fixed costs, and our ability to achieve desired operating margins depends largely on our success in maintaining a scale of operations and generating a sufficient amount of revenue to offset these fixed costs and other variable costs. Our fixed costs typically include compensation of employees, cloud-based computing services, data storage and related expenses and office rental expenses. Our variable costs typically include sales and marketing expenses. These costs can be difficult to manage, particularly as we continue to grow. If we are unable to effectively manage these costs or achieve economies of scale, our operating margin may decrease and our business, financial condition, results of operations and prospects could be materially and adversely affected.

Our results of operations are likely to fluctuate from quarter to quarter, which could adversely affect our business, financial condition and results of operations.

Our results of operations, including our revenue, cost of revenue, gross margin, operating expenses and cash flow, have fluctuated from quarter to quarter in the past and may continue to vary significantly in the future so that period-to-period comparisons of our results of operations may not be meaningful. Accordingly, our financial results in any one quarter should not be relied upon as indicative of future performance. Our quarterly financial results may fluctuate as a result of a variety of factors, many of which may be difficult to predict, and may or may not fully reflect the underlying performance of our business. Factors that may cause fluctuations in our quarterly financial results include:

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

•	our ability to manage our cloud services infrastructure costs;
•	technical disruptions or network outages;
•	developments or disputes concerning our intellectual property or proprietary rights, our platform or products, or third-party intellectual property or proprietary rights;
•	negative publicity about our Company, our offerings or our partners, including as a result of actual or perceived breaches of, or failures relating to, data privacy, data protection or data security;
•	the timing of expenses related to the development or acquisition of technologies or businesses and potential future charges for impairment of goodwill from acquired companies;
•	general economic, industry and market conditions;
•
the impact of the COVID-19 pandemic, or any other pandemic, epidemic, outbreak of infectious disease or other global health crises on our business, the businesses of our customers and partners and general economic conditions;

•	the impact of political uncertainty or unrest, including the war in Ukraine and recent political uncertainty in Israel, where our headquarters are located;
•	changes in our pricing policies or those of our competitors;
•	fluctuations in the growth rate of the overall markets that our products address;
•	seasonality in the underlying businesses of our customers, including budgeting cycles and purchasing practices, and any changes in customer spending patterns;
•	the business strengths or weakness of our customers;
•	our ability to collect timely on invoices or receivables;
•	the cost and potential outcomes of litigation or other disputes;
•	future accounting pronouncements or changes in our accounting policies;
•	our overall effective tax rate, including impacts caused by any reorganization in our corporate tax structure and any new legislation or regulatory developments;
•	our ability to successfully expand our business in the U.S. and internationally;
•	fluctuations in foreign currency exchange rates;
•	legal and regulatory compliance costs in new and existing markets; and
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

A significant re-emergence of COVID-19, including new or related strains of the virus, could harm our business, financial condition and results of operations.

         The effects of the COVID-19 pandemic on our business and our financial condition could include but are not limited to the following: (i) adverse effects on the productivity and availability of key personnel and other employees necessary to conduct our business, and on third-party service providers who perform critical services for us; (ii) increased data privacy, data protection, data security and fraud risks as a result of our employees working remotely; (iii) a negative impact on our operations and the execution of our business plans; (iv) related global macroeconomic impacts and disruptions, including rising inflation and rapidly increasing interest rates, an overall change in consumer behavior; (v) significant disruption of global financial markets, reducing our ability to access capital, which could in the future negatively affect our liquidity; (vi) significant reductions or volatility in the demand for one or more of our products; (vii) challenge our ability to enter into customer contracts in a timely manner and (viii) create operational or other challenges, any of which could harm our business, financial condition and results of operations.  In addition, new pandemics, similar health epidemics and contagious disease outbreaks may emerge in the future that could have similar negative effects and macroeconomic conditions generally and as a result may adversely affect our business, results of operations, cash flows or financial condition.

Our corporate culture has contributed to our success, and if we cannot maintain this culture as we grow or increasingly deploy remote work business models, we could lose the innovation, creativity, and entrepreneurial spirit we have worked to foster, which could harm our business.

We believe that our culture has been and will continue to be a key contributor to our success. We expect to continue to hire aggressively to support our strategic priorities, and we will need to maintain our culture among a larger number of employees, dispersed across various geographic regions. Maintaining a strong corporate culture and a productive workforce could be increasingly difficult in distributed work environments where employees work in hybrid or remote workplaces. If we do not continue to maintain our corporate culture, we may be unable to foster the innovation, creativity and entrepreneurial spirit we believe we need to support our business. Any expansion of our business may also result in changes to our corporate culture, which could harm our ability to attract, recruit and retain employees, as well as our business and our prospects for future growth.

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

We increasingly target enterprise customers, and sales to these customers involve risks that may not be present or that are present to a lesser extent with sales to smaller entities.

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

Our ability to increase our customer base and achieve broader market acceptance of our platform and products will depend to a significant extent on our ability to expand our sales and marketing operations. As part of our strategy, we plan to continue to invest to improve our direct sales force and to align our sales capacity to our strategic priorities. If we are unable to maintain a sufficient number of qualified sales personnel in the near term, our business and growth prospects will be adversely impacted. Identifying and recruiting qualified sales representatives and training them is time-consuming and resource-intensive, and they may not be fully trained and productive for a significant amount of time. We also plan to continue to dedicate significant resources to our marketing programs. All of these efforts will require us to invest significant financial and other resources. Our business will be harmed if our efforts do not generate a correspondingly significant increase in revenue. We will not achieve anticipated revenue growth from expanding our sales force if we are unable to hire, develop, motivate and retain talented sales personnel, if new sales personnel are unable to achieve desired productivity levels in a reasonable period of time, or if our sales and marketing programs are not effective. In addition, because we rely primarily on a direct sales model, our customer acquisition costs are higher than those of organizations that rely primarily on a self-service model, which may limit our ability to cut costs in response to changing economic and competitive conditions.

In addition to our direct sales force, we also leverage reseller and other partner relationships to help market and sell our offerings to customers around the world, particularly in jurisdictions in which we have a limited presence. Though we expect that we will need to maintain and expand our network of partners as we continue to expand our presence in international markets, these relationships subject us to certain risks. Some of our partners, mainly system integrators, offer a wide array of software and services in addition to ours. Because most of their revenue is derived from selling professional services, they may prioritize sales of other more professional- services heavy solutions instead of ours. Moreover, we may face channel conflicts with producers of software that our customers use in addition to ours. If such producers perceive our solutions as a competitive threat to their products, our ability to maintain or establish partnerships with third parties may be adversely affected. In addition, recruiting and retaining qualified partners and training them in our technology and offerings requires significant time and resources. If we decide to further develop and expand our indirect sales channels, we must continue to scale and improve our processes and procedures to support these channels, including investing in systems and training. Many partners may not be willing to invest the time and resources required to train their staff to effectively market and sell our offerings.

The sales prices of our products may change, which may reduce our revenue and gross profit and adversely affect our financial results.

The sales prices for our products may be subject to change for a variety of reasons, including competitive pricing pressures, discounts, anticipation of the introduction of new products, general economic conditions, or changes in our marketing, customer acquisition and technology costs and, as a result, we anticipate that we will need to change our pricing model from time to time. In the past, including in connection with the COVID-19 pandemic, we have sometimes adjusted our prices for individual customers in certain situations, and expect to do so from time to time in the future. Moreover, demand for our offerings is price-sensitive. Competition continues to increase in the market segments in which we participate, and we expect competition to further increase in the future, thereby leading to increased pricing pressures. Larger competitors with more diverse offerings may reduce the price of offerings that compete with ours or may bundle them with other offerings and provide them for free. Similarly, certain competitors may use marketing strategies that enable them to acquire users more rapidly or at a lower cost than us, or both, and we may be unable to attract new customers or grow and retain our customer base based on our historical pricing. As we develop and introduce new offerings, as well as features, integrations, capabilities and other enhancements, we may need to, or choose to, revise our pricing. We may also face challenges setting prices for new and existing offerings in any new geographies into which we expand. There can be no assurance that we will not be forced to engage in price-cutting initiatives or to increase our marketing and other expenses to attract customers in response to competitive or other pressures. Any decrease in the sales prices for our products, without a corresponding decrease in costs, increase in volume or increase in revenue from our other offerings, would adversely affect our revenue and gross profit. We cannot assure you that we will be able to maintain our prices and gross profits at levels that will allow us to achieve and maintain profitability.

The length of our sales cycle can be unpredictable, particularly with respect to sales to enterprise customers, and our sales efforts may require considerable time and expense.

Our results of operations may fluctuate, in part, because of the length and variability of the sales cycle of our subscriptions and the difficulty in making short-term adjustments to our operating expenses. Our results of operations depend in large part on sales to new enterprise customers and increasing sales to existing customers. The length of our sales cycle, from initial contact from a prospective customer to contractually committing to one or more of our offerings, can vary substantially from customer to customer based on a number of factors, including deal complexity, implementation time and the need for our customers to satisfy their own internal requirements and processes, as well as whether a sale is made directly by us or by one of our resellers or other partners. It is difficult to predict exactly when, or even if, we will make a sale to a potential customer, or if and when we can increase sales to our existing customers. As a result, large individual sales have, in some cases, occurred in quarters subsequent to those we anticipated, or have not occurred at all. Because a substantial proportion of our expenses are relatively fixed in the short term, our results of operations will suffer if our revenue falls below our expectations in a particular quarter, which could cause the price of our ordinary shares to decline.

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
•
our need to rely on local partners including in connection with joint venture or other arrangements like our Japanese subsidiary, WalkMe K.K., to penetrate certain geographic regions, which may make us dependent on such local partners to implement our growth strategy. See Item 5. “Operating and Financial Review and Prospects-Commitments and Contractual Obligations-WalkMe K.K.”;

•
compliance by us and our business partners with anti-corruption laws, import and export control laws, tariffs, trade barriers, economic sanctions and other regulatory limitations on our ability to provide our platform in certain international markets;

•	global political, social and economic instability including instability arising from the war in Ukraine;
•	fluctuations in currency exchange rates;

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

•
the effects of the COVID-19 pandemic, or any other pandemic, epidemic or outbreak of infectious disease, including uncertainty regarding what measures the United States or foreign governments will take in response;

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

Catastrophic events, or man-made problems such as war or terrorism, including the war in Ukraine, may disrupt our business.

A significant natural disaster, such as an earthquake, fire, flood, or significant power outage could have an adverse impact on our business, financial condition and results of operations.  Climate change may impact the frequency and/or intensity of such events as well as cause chronic changes, such as changes in temperature or precipitation patterns or sea-level rise, that may also have an adverse impact on our operations. For example, in certain areas, there has been an increase in power shutoffs associated with wildfire prevention. A number of our management team and other employees, as well as our customers and partners, are located in the San Francisco Bay Area, a region known for seismic activity and increasingly, wildfires. In the event our or our customers’ or partners’ operations are hindered by any of the events discussed above, sales could be delayed, resulting in missed financial targets for a particular reporting period. In addition, acts of terrorism, war, such as the ongoing and rapidly escalating conflict in Ukraine, pandemics, such as the COVID-19 pandemic or any other pandemic, epidemic, outbreak of infectious disease or other public health crisis, protests, riots and other geo-political unrest could cause disruptions in our business or the businesses of our customers, partners, or the economy as a whole. For example, we have a small software development team based in Kyiv, Ukraine that has been disrupted by the recent outbreak of war in that country. While we have not experienced a material impact on our product roadmap due to this disruption, the human cost to our employees as well as the potential for broader, adverse impacts of this war, including heightened operating risks in Ukraine and Europe, additional sanctions or counter-sanctions, heightened inflation, cyber-attacks, higher energy costs and higher supply chain costs, as well as broader impact on global and regional economies, is difficult to measure, and the ultimate impact of such events on our business is difficult to predict. Any disruption in the businesses of our customers or partners could have a significant adverse impact on our results. All of the aforementioned risks may be further increased if our disaster recovery plans or those of our customers or partners prove to be inadequate.

We are exposed to fluctuations in currency exchange rates, which could negatively affect our financial condition and results of operations.

Our functional currency is the U.S. dollar and our revenue and expenses are primarily denominated in U.S. dollars, with the exception of WalkMe K.K our Japanese subsidiary, for which the Japanese Yen is the functional currency. However, a significant portion of our headcount related expenses, consisting principally of salaries and related personnel expenses as well as leases and certain other operating expenses, are denominated in New Israeli Shekels (“NIS”). This foreign currency exposure gives rise to market risk associated with exchange rate movements of the U.S. dollar against the NIS. Furthermore, we anticipate that a material portion of our expenses will continue to be denominated in NIS.

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

Historically, we have funded our operations and capital expenditures primarily through our operating cash flows and the net proceeds we have received from sales of equity securities. Although we believe that our existing cash and cash equivalents, short-term bank deposits and marketable securities, together with cash flow from operations, will be sufficient to support our liquidity and capital requirements for at least the next 12 months, we may need to raise additional funds to finance our existing and future capital needs, including developing new services and technologies, and to fund ongoing operating expenses. If we raise additional funds through the sale of equity securities, these transactions may dilute the value of our outstanding ordinary shares. We may also decide to issue securities, including protected securities, that have rights, preferences and privileges senior to our ordinary shares. We may also incur debt. Any debt financing would increase our level of indebtedness and could negatively affect our liquidity and restrict our operations. We also can provide no assurances that the funds we raise will be sufficient to finance any future capital requirements. In addition, the impact of inflation and rising interest rates could significantly impact the cost of capital available to us. As a result, we may be unable to raise additional funds on terms favorable to us or at all. If we are unable to raise additional capital or generate sufficient cash flows, we may be unable to fund our future expenses. This may prevent us from increasing our market share, capitalizing on new business opportunities or remaining competitive in our industry, which could materially and adversely affect our business, prospects, financial condition and results of operations.

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

Our future performance also depends on the continued services and continuing contributions of our executive leadership team, including our co-founder and Chief Executive Officer Dan Adika to execute on our business plan and to identify and pursue new opportunities and product innovations. The loss of services of our executive leadership team, particularly Mr. Adika, could significantly delay or prevent the achievement of our development and strategic objectives, which could adversely affect our business, financial condition and results of operations.

Our executive leadership team has limited experience managing a public company, and the requirements of being a public company may strain our resources, divert the attention of our executive leadership team, and affect our ability to attract and retain qualified board members.

As a public company listed in the United States, we will incur significant additional legal, accounting, and other expenses. In addition, changing laws, regulations, and standards relating to corporate governance and public disclosure, including regulations implemented by the Securities and Exchange Commission (the “SEC”) and the Nasdaq Stock Market LLC (“Nasdaq”),  has and may further to increase legal and financial compliance costs, and make some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies.

Most members of our executive leadership team have limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies in the United States. Our executive leadership team may not successfully or efficiently manage the Company as a new public company subject to significant regulatory oversight and reporting obligations under the U.S. federal securities laws and the continuous scrutiny of securities analysts and investors. We also intend to continue to invest resources to comply with evolving laws, regulations, and standards, and these new obligations and constituents will continue to require significant attention from our executive leadership team and could divert their attention away from the day-to-day management of our business.

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

We are exposed to credit risk and fluctuations in the market value of our investment portfolio and our investment portfolio may be adversely affected by market conditions and interest rates.

We manage our available cash through various bank institutions and invest large portions of our cash reserves in bank deposits. A bankruptcy of one of the banks in which or through which we hold or invest our cash reserves, might prevent us from accessing all or a portion of that cash for an uncertain period of time if at all.

The majority of our cash, cash equivalents and marketable securities is held in a diversified portfolio of bank deposits, U.S. Treasuries and high-grade money market funds.   The performance of the capital markets affects the values of funds that are held in marketable securities. These assets are subject to market fluctuations and various developments, including, without limitation, rating agency downgrades that may impair their value.  Our ability to access deposits at individual banking institutions or the credit ratings and pricings of our investments can also be negatively affected by liquidity, credit deterioration, financial results, economic risk, political risk, sovereign risk, exchange control or other factors such as the conditions that led to the closure of SVB.   If we do not effectively diversify our bank deposits and investment portfolio, the value and liquidity of our investments may fluctuate substantially which could affect our access to capital and results of operations in a material way.

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

Our platform and products involve the collection, storage, processing, transmission and other use of data, including certain confidential, sensitive, and personal information. More generally, in the ordinary course of our business, we collect, store, transmit and otherwise process large amounts of sensitive corporate, personal and other information, including intellectual property, proprietary business information, and other confidential information. Any security breach, data loss, or other compromise, including those resulting from a cybersecurity attack, phishing attack, or any unauthorized access, unauthorized usage, virus or similar breach or disruption could result in the loss or destruction of or unauthorized access to, or use, alteration, disclosure, or acquisition of, data, damage to our reputation, loss of intellectual property protection, claims and litigation, fines, regulatory investigations, or other liabilities. We have experienced and expect to continue to experience attempted cyber-attacks of our IT networks, such as through phishing scams and ransomware. Although none of these attempted cyber-attacks has had a material adverse impact on our operations or financial condition, we cannot guarantee that such incidents will not have such an impact in the future. For example, we may become the target of cyber-attacks by third parties seeking unauthorized access to our or our customers’ data or to disrupt our ability to provide our services. These attacks may come from individual hackers, criminal groups, and state-sponsored organizations. Ransomware attacks, including those from organized criminal threat actors, nation-states, and nation-state supported actors, are becoming increasingly prevalent and severe, and can lead to significant interruptions in our operations, loss of data and income, reputational loss, diversion of funds, and may result in fines, litigation and unwanted media attention. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting payments. Additionally, companies have, in general, experienced an increase in phishing, social engineering and other attacks from third parties in connection with the COVID-19 pandemic, and the increase in remote working further increases these and other security threats. While we experience cyber-attacks and other security incidents of varying degrees from time to time, none have individually or in the aggregate led to costs or consequences which have materially impacted our operations or business. If our security measures are breached as a result of third-party action, employee error or negligence, a defect or bug in our offerings or those of our third-party service providers, malfeasance or otherwise and, as a result, someone obtains unauthorized access to any data, including our confidential, sensitive, or personal information or the confidential, sensitive, or personal information of our customers, or other persons, or any of these types of information is lost, destroyed, or used, altered, disclosed, or acquired without authorization, or if any of the foregoing is perceived to have occurred, our reputation may be damaged, our business may suffer, and we could incur significant liability, including under applicable data privacy and security laws and regulations. Even the perception of inadequate security may damage our reputation and market position, negatively impacting our ability to win new customers and retain and receive timely payments from existing customers. Further, we could be required to expend significant capital and other resources to protect against and address any data security incident or breach, which may not be covered or fully covered by our insurance and which may involve payments for investigations, forensic analyses, regulatory compliance, breach notification, legal advice, public relations advice, system repair or replacement, or other services. We and our third-party vendors and service providers also may face difficulties or delays in identifying or responding to, and remediating and otherwise responding to, cyberattacks and other security breaches and incidents. We have incurred substantial costs in efforts to protect against and address potential impacts of security breaches and incidents, and anticipate doing so in the future.

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

Where a security incident involves a breach of security leading to the accidental or unlawful destruction, loss, alternation, unauthorized disclosure of, or access to, personal data, this could result in fines of up to EUR 20 million or 4% of annual global turnover under the General Data Protection Regulation 2016/679 (the “GDPR”) or £17.5 million and 4% of total annual revenue in the case of the UK General Data Protection Regulation and the UK Data Protection Act 2018 (together, the “UK GDPR”). We may also be required to notify such breaches to regulators and/or individuals and operate to mitigate damages, which may result in us incurring additional costs. Techniques used to sabotage or obtain unauthorized access to systems or networks are constantly evolving and, in some instances, are not identified until after they have been launched against a target. We and our service providers may be unable to anticipate these techniques, react in a timely manner, or implement adequate preventative and mitigating measures. If we are unable to efficiently and effectively maintain and upgrade our system safeguards, we may incur unexpected costs and certain of our systems may become more vulnerable to unauthorized access or disruption. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations, market position, and reputation.

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

The success of our business depends in part on the ability of our existing and potential customers to access our platform at any time, within an acceptable timeframe and without interruption or degradation of performance. We have experienced, and may in the future experience, disruptions, outages, and other performance problems, which may be caused by a variety of factors, including infrastructure changes, introductions of new functionality, human or software errors, denial of service attacks, or other security related incidents. If our products and platform capabilities are unavailable or if our customers or other users are unable to access our products and platform capabilities within a reasonable amount of time or at all, we may experience a loss of customers, lost or delayed market acceptance of our platform and products, delays in payment to us by customers, injury to our reputation and brand, legal claims against us, and the diversion of our resources. In addition, to the extent that we do not effectively upgrade our systems as needed and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, our business, financial condition and results of operations may be adversely affected.

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

Policing and defending against unauthorized use of our know-how, technology and intellectual property is difficult, costly, time-consuming and may not be effective. Third parties may knowingly or unknowingly infringe our intellectual property rights. We may be required to spend significant resources to monitor and protect our intellectual property rights. Litigation may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets. For example, we recently filed a lawsuit against a competitor in U.S. federal district court for the district of Delaware alleging that they infringe certain US issued patents held by WalkMe related to our ActionBot technology. Litigation brought to protect and enforce our intellectual property rights or litigation asserted against us could be costly, time-consuming, and distracting to our executive leadership team and other employees, could result in substantial royalties, license fees or other damages, or in the impairment or loss of portions of our intellectual property. Our efforts to enforce our intellectual property rights may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of our intellectual property rights. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of the attention and resources of our executive leadership team or other employees, could delay further sales or the implementation of our products, require us to reengineer or impair the functionality of our products, delay introductions of new products, result in our substituting inferior or more costly technologies into our products, or injure our reputation. Any of the foregoing could materially and adversely affect our business, financial condition, results of operations and growth prospects.

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

We are subject to stringent and changing laws, regulations, standards, and contractual obligations related to data privacy, data protection, and data security. Our actual or perceived failure to comply with such obligations could result in significant liability or reputational harm to our business.

We are subject to numerous laws, directives and regulations, in multiple jurisdictions and territories, regarding data privacy, data protection, and data security and the collection, storing, sharing, use, processing, transfer, disclosure, and protection of personal information and other data, the scope and extent of which are complex, changing, subject to differing interpretations, and may be inconsistent among jurisdictions or conflict with other legal and regulatory requirements. We are also subject to certain contractual obligations to third parties related to data privacy, data protection and data security, and may comply with, or face asserted or actual obligations to comply with, self-regulatory frameworks and other standards. While we strive to comply with our applicable policies and applicable laws, regulations, contractual obligations, and other actual and alleged legal obligations relating to privacy, data protection, and data security, we may not be successful in complying with the rapidly evolving data privacy, data protection, and data security requirements to which we are subject. Further, any significant change to applicable laws, regulations or industry practices regarding the collection, use, retention, security or disclosure of data, or their interpretation, or any changes regarding the manner in which the consent of users or other data subjects for the collection, use, retention or disclosure of such data must be obtained, could increase our costs and require us to modify our services and features, possibly in a material manner, which we may be unable to complete, and may limit our ability to store and process user data or develop new services and features.

If we were found in violation of any applicable laws or regulations relating to data privacy, data protection, or security, or faced claims or accusations of such violations, our business may be materially and adversely affected and we would likely have to change our business practices and potentially the services and features available through our platform. In addition, these laws and regulations could impose significant costs on us and could constrain our ability to use and process data in manners that may be commercially desirable. In addition, if a breach of data security or security incident were to occur or to be alleged to have occurred, if any violation of laws and regulations relating to data privacy, data protection or data security were to be alleged, or if we had any actual or alleged defect in our safeguards or practices relating to data privacy, data protection, or data security, our solutions may be perceived as less desirable and our business, financial condition, market position, reputation, results of operations and growth prospects could be materially and adversely affected.

 We expect that there will continue to be new laws, regulations, and industry standards concerning data privacy, data protection, and data security proposed and enacted in various jurisdictions, and to which we may become subject. For example, the California Consumer Privacy Act (“CCPA”), which came into force in 2020, provides new data privacy rights for California consumers and new operational requirements for covered companies. Specifically, the CCPA mandates that covered companies provide new disclosures to California consumers and afford such consumers new data privacy rights that include, among other things, the right to request a copy from a covered company of the personal information collected about them, the right to request deletion of such personal information, and the right to request to opt-out of certain sales of such personal information. The California Attorney General can enforce the CCPA, including seeking an injunction and civil penalties for violations. The CCPA also provides a private right of action for certain data breaches that is expected to increase data breach litigation. Additionally, a new data privacy law, the California Privacy Rights Act (“CPRA”), was approved by California voters in late 2020. The CPRA took effect on January 1, 2023 and significantly modifies the CCPA, including by expanding consumers’ rights with respect to certain personal information and creating a new state agency to oversee implementation and enforcement efforts. Some observers have noted the CCPA and CPRA could mark the beginning of a trend toward more stringent data privacy legislation in the United States, which could also increase our potential liability and adversely affect our business. In addition, the CCPA has encouraged “copycat” or other similar data privacy laws to be considered and proposed in other states across the country. For example, in March 2021, the Governor of Virginia signed into law the Virginia Consumer Data Protection Act (the “VCDPA”), which took effect on January 1, 2023. The VCDPA creates consumer rights, similar to the CCPA, and imposes corresponding obligations on covered companies, relating to the access to, deletion of, and disclosures of personal data collected by covered businesses about Virginia residents. The VCDPA provides for civil penalties for violations that are enforceable by the Virginia Attorney General. Further, Colorado, Utah, and Connecticut have enacted the Colorado Privacy Act (“COPA”), the Utah Consumer Privacy Act (the “UCPA”), and the Connecticut Data Privacy Act (the "CTDPA"), respectively, which will each go into effect in 2023 and will impose obligations similar to or more stringent than those we may face under other data protection laws. Broad federal data privacy legislation also has been proposed. Recent and new state and federal legislation relating to data privacy may add additional complexity, variation in requirements, restrictions and potential legal risk, require additional to compliance programs, could impact strategies and availability of previously useful data and could result in increased compliance costs and/or changes in business practices and policies.

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

Recent legal developments in the EU have created complexity and uncertainty regarding such transfers. On July 16, 2020, the Court of Justice of the European Union (the “CJEU”) invalidated the EU-U.S. Privacy Shield Framework (the “Privacy Shield”) under which personal data could be transferred from the EEA to relevant self-certified U.S. entities. The CJEU further noted that reliance on the standard contractual clauses (a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism and potential alternative to the Privacy Shield) alone may not necessarily be sufficient in all circumstances and that transfers must be assessed on a case-by-case basis. We currently rely on the standard contractual clauses to transfer personal information outside the EEA and the UK, including to the United States. European court and regulatory decisions subsequent to the CJEU decision of July 16, 2020 have taken a restrictive approach to international data transfers, including certain decisions that the use of Google Analytics by European website operators involves the unlawful transfer of personal data to the United States. As the enforcement landscape further develops, and supervisory authorities issue further guidance on  international data transfers, we could: suffer additional costs, complaints and/or regulatory investigations or fines; we may have to stop using certain tools and vendors and make other operational changes; we have had to and may continue to have to implement revised standard contractual clauses for existing intragroup, customer and vendor arrangements within required time frames; and/or it could otherwise affect the manner in which we provide our services and could adversely affect our business, operations and financial condition.

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

We are also subject to evolving EU and UK data privacy laws on cookies, tracking technologies and e-marketing. Recent European court and regulatory decisions are driving increased attention to cookies and tracking technologies. If the trend of increasing enforcement by regulators of the strict approach to opt-in consent for all but essential use cases in recent guidance and decisions continues, this could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, increase costs and subject us to additional liabilities. In light of the complex and evolving nature of EEA, EEA Member State and UK data privacy laws on cookies and tracking technologies, there can be no assurances that we will be successful in our efforts to comply with such laws; violations of such laws could result in regulatory investigations, fines, orders to cease/change our use of such technologies, as well as civil claims including class action type litigation, and reputational damage.

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

We are subject to a wide variety of laws and regulations. Laws, regulations and standards governing issues such as worker classification, employment, payments, worker confidentiality obligations, intellectual property, consumer protection, taxation, data privacy, data protection and data security are often complex and subject to varying interpretations, in many cases due to their lack of specificity and, as a result, their application in practice may change or develop over time through judicial decisions or as new guidance or interpretations are provided by regulatory and governing bodies, such as federal and state administrative agencies. Many of these laws were adopted prior to the advent of the internet and mobile and related technologies and, as a result, do not contemplate or address the unique issues of the internet and related technologies. Other laws and regulations may be adopted in response to internet, mobile and related technologies. New and existing laws and regulations (or changes in interpretation of existing laws and regulations) may also be adopted, implemented, or interpreted to apply to us and other technology companies. As the geographic scope of our business expands, regulatory agencies or courts may claim that we, or our customers or users, are subject to additional requirements, or that we are prohibited from conducting our business in or with certain jurisdictions.

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

Despite the policies and processes that we have in place, we cannot guarantee that we have not made accessible, or will not make accessible, inadvertently our services to persons in violation of Trade Controls, or that our customers have not permitted or will not in the future permit our services to be used by parties in countries or territories subject to Trade Controls. For example, we implemented geo-location blocking in 2021 through a third party to prevent content created by our customers using our tools from being accessed by users of our customers from IP addresses potentially linked to countries subject to Trade Controls, but we cannot be certain that this technique will work in all circumstances. Further, the outbreak of war in Ukraine has prompted the U.S. and other governments to impose new Trade Controls on Russia, among other countries, and related parties. Additional Trade Controls by the U.S. and other governments enacted due to geopolitics or otherwise, and any counter-sanctions enacted in response, could restrict our ability to operate, generate or collect revenue in certain other countries, which could adversely affect our business. The failure to comply with Trade Controls could subject us to both civil and criminal penalties, including substantial fines, possible incarceration of responsible individuals for willful violations, possible loss of our export or import privileges, and reputational harm. Further, the process for obtaining necessary licenses may be time-consuming or unsuccessful, potentially causing delays in sales or losses of sales opportunities. Trade Controls are complex and dynamic regimes, and monitoring and ensuring compliance can be challenging, particularly given that our products are widely distributed throughout the world and are available for download without registration. Any failure by us or our partners to comply with applicable laws and regulations would have negative consequences for us, including reputational harm, government investigations, and penalties.

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

We are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, the United Kingdom Bribery Act 2010, the Proceeds of Crime Act 2002, Chapter 9 (sub-chapter 5) of the Israeli Penal Law, 5737-1977, the Israeli Prohibition on Money Laundering Law, 5760-2000 and additional anti-bribery or anti-corruption laws, regulations, or rules of the countries in which we operate. These laws generally prohibit companies and their employees and third-party partners, representatives, and agents from engaging in corruption and bribery, including by offering, promising, giving, or authorizing the provision of anything of value, either directly or indirectly, to a government official or commercial party to influence official action, direct business to any person, gain any improper advantage, or obtain or retain business. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly.

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

         For example, we have been, and may continue to be, subject to class and individual claims regarding our classification of certain employees.  These include a putative class action in the Superior Court for the City and County of San Francisco on October 21, 2022 by a former employee based on claims that she was misclassified as an exempt employee and that the Company failed to properly reimburse for business expenses, failed to pay the proper rate of pay for paid sick leave, and other claims related to the payment of commissions and derivative of the misclassification claim.  On December 16, 2022, the plaintiff filed a First Amended Complaint, adding a cause of action for civil penalties under California’s Private Attorneys General Act (California Labor Code Section 2698, et. seq.) seeking to recover civil penalties on behalf of herself, other WalkMe employees, and the State of California, for alleged violations of California’s Labor Code violations.  The suit seeks monetary and non-monetary damages, including punitive damages, as well as disgorgement of profits, penalties, interest, and attorneys’ fees on behalf of plaintiff and others similarly situated.  The Company filed its Answer on January 19, 2023.  This proceeding is at preliminary stages and the Company intends to vigorously contest these claims. Nevertheless, the outcome of any complex legal proceeding is inherently unpredictable and subject to significant uncertainties and there can be no guarantee that it will not have a material adverse effect on the Company’s financial condition, cash flows, or results of operations.

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

Based on our current corporate structure, we are subject to taxation in several jurisdictions around the world with increasingly complex tax laws, the application of which can be uncertain. The amount of taxes we pay in these jurisdictions could increase substantially as a result of changes in the applicable tax principles, including increased tax rates, new tax laws or revised interpretations of existing tax laws and precedents. For example, the recent Inflation Reduction Act enacted in the United States introduced, among other changes, a 1% excise tax on certain stock redemptions by United States corporations which the U.S. Treasury indicated may also apply to certain stock redemptions by a foreign corporation funded (or deemed funded) by certain United States affiliates.  The authorities in these jurisdictions could review our tax returns or require us to file tax returns in jurisdictions in which we are not currently filing, and could impose additional tax, interest, and penalties. These authorities could also claim that various withholding requirements apply to us or our subsidiaries, assert that benefits of tax treaties are not available to us or our subsidiaries, or challenge our methodologies for valuing developed technology or intercompany arrangements, including our transfer pricing. The relevant taxing authorities may determine that the manner in which we operate our business does not achieve the intended tax consequences. If such a disagreement was to occur, and our position was not sustained, we could be required to pay additional taxes, interest, and penalties. Such authorities could claim that various withholding requirements apply to us or our subsidiaries or assert that benefits of tax treaties are not available to us or our subsidiaries. Any increase in the amount of taxes we pay or that are imposed on us could increase our worldwide effective tax rate and harm our business, financial condition and results of operations.

Changes in tax law relating to multinational corporations could adversely affect our tax position.

The member countries of the Organization for Economic Co-operation and Development (“OECD”), with the support of the G20, initiated the base erosion and profit shifting (“BEPS”) project in 2013 in response to concerns that changes were needed to international tax laws. In November 2015, the G20 finance ministers adopted final BEPS reports designed to prevent, among other things, the artificial shifting of income to low-tax jurisdictions, and legislation to adopt and implement the standards set forth in such reports has been enacted or is currently under consideration in a number of jurisdictions. In May 2019, the OECD published a “Programme of Work,” which was divided into two pillars. Pillar One focused on the allocation of group profits among taxing jurisdictions based on a market-based concept rather than the historical “permanent establishment” concept. Pillar Two, among other things, introduced a global minimum tax. On October 10, 2021, 137 member jurisdictions of the G20/OECD Inclusive Framework on BEPS (including Israel) joined the “Statement on a Two-Pillar Solution to Address the Tax Challenges Arising from the Digitalisation of the Economy” which sets forth the key terms of such two-pillar solution, including a reallocation of taxing rights among market jurisdictions under Pillar One and a global minimum tax rate of 15% under Pillar Two. The agreement reached by 137 of the 140 members of the OECD’s Inclusive Framework on BEPS calls for law enactment by OECD and G20 members in 2022 to take effect in 2023 and 2024. On December 20, 2021, the OECD published model rules to implement the Pillar Two rules and released commentary to the Pillar Two model rules in March 2022. The model rules and commentary allow the OECD’s Inclusive Framework members to begin implementing the Pillar Two rules in accordance with the agreement reached in October 2021. As the Two Pillar solution is subject to implementation by each member country, the timing and ultimate impact of any such changes on our tax obligations is uncertain. These changes, when enacted, by various countries in which we do business may increase our taxes in these countries. The foregoing tax changes and other possible future tax changes may have an adverse impact on us.

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

As of December 31, 2022, we had net operating loss carryforwards of $320.9 million in Israel and federal net operating loss carryforwards of $14.5 million in the United States, which may be utilized against future income taxes. Limitations imposed by the applicable jurisdictions on our ability to utilize net operating loss carryforwards, including with respect to the net operating loss carryforwards of companies that we have acquired or may acquire in the future, could cause income taxes to be paid earlier than would be paid if such limitations were not in effect and could cause such net operating loss carryforwards to expire unused, in each case reducing or eliminating the benefit of such net operating loss carryforwards. Furthermore, we may not be able to generate sufficient taxable income to utilize our net operating loss carryforwards before they expire. If any of these events occur, we may not derive some or all of the expected benefits from our net operating loss carryforwards. Also, any available net operating loss carryforwards would have value only to the extent there is income in the future against which such net operating loss carryforwards may be offset. For these reasons, we may not be able to realize a tax benefit from the use of our net operating loss carryforwards, whether or not we attain profitability. We have recorded a full valuation allowance related to our carryforwards due to the uncertainty of the ultimate realization of the future benefits of those assets.

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

•	actual or anticipated developments in our business or our competitors’ businesses or the competitive landscape generally;
•	litigation involving us, our industry or both, or investigations by regulators into our operations or those of our competitors;
•	developments or disputes concerning our intellectual property rights or our solutions, or third-party proprietary rights;
•	announced or completed acquisitions of businesses or technologies by us or our competitors;
•	actual or perceived breaches of, or failures relating to, privacy, data protection or data security;
•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;
•	actual or anticipated changes in our executive leadership team or our board of directors;
•	general economic conditions such as inflation, higher interest rates and slow or negative growth of our target markets; and
•	other events or factors, including those resulting from pandemics, war, incidents of terrorism or responses to these events.

In addition, the stock markets have recently experienced extreme price and volume fluctuations. Broad market and industry factors may materially harm the market price of our ordinary shares, regardless of our operating performance, which may limit or prevent investors from readily selling their shares and may otherwise negatively affect the liquidity of our ordinary shares. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. If we were involved in any similar litigation we could incur substantial costs and our attention and resources of our executive leadership team and other employees could be diverted.

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

We are an “emerging growth company,” as defined in the JOBS Act, and we are eligible to take advantage of specified reduced disclosure and other requirements that are applicable to public companies that are not emerging growth companies. These provisions include, among others, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”) and not being required to comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements. In addition, while we remain an emerging growth company we can take advantage of an extended transition period for complying with new or revised accounting standards. This allows us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of this extended transition period and, as a result, our operating results and financial statements may not be comparable to the operating results and financial statements of companies who have adopted the new or revised accounting standards.

We may remain an emerging growth company until the earliest to occur of: (i) the last day of the first fiscal year in which our annual gross revenue equals or exceeds $1.235 billion; (ii) the date that we become a “large accelerated filer,” as defined in Rule 12b-2 under the Exchange Act, which will occur if the market value of our common equity securities held by non-affiliates is at least $700 million as of the last business day of our most recently completed second fiscal quarter; (iii) the date on which we have issued, during the preceding three-year period, more than $1.0 billion in non-convertible debt securities; and (iv) December 31, 2026, which is the last day of the fiscal year ending after the fifth anniversary of our initial public offering (“IPO”).

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

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer, we take advantage of certain provisions under the Nasdaq corporate governance rules that allow us to follow Israeli law for certain corporate governance matters. As long as we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including among others:

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

In addition, foreign private issuers are not required to file their annual report on Form 20-F until four months after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers, like emerging growth companies, also are exempt from certain more stringent executive compensation disclosure rules. As a result of all of the above, you may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act that are applicable to U.S. domestic public companies. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2023. In the future, we would lose our foreign private issuer status if more than 50% of our outstanding voting securities are owned by U.S. residents and any of the following three circumstances applies: (1) the majority of our directors or executive officers are U.S. citizens or residents, (2) more than 50% of our assets are located in the United States, or (3) our business is administered principally in the United States. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq listing rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

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

As of December 31, 2022, we are authorized to issue up to 900,000,000 ordinary shares. Subject to compliance with applicable rules and regulations, we may issue ordinary shares or securities convertible into ordinary shares from time to time in connection with a financing, acquisition, investment, our share incentive plans or otherwise. Any such issuance could result in substantial dilution to our existing shareholders and cause the market price of our ordinary shares to decline.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ordinary shares.

We would be classified as a passive foreign investment company (“PFIC”) for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended), or (ii) 50% or more of the value of our gross assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). For these purposes, cash and other assets readily convertible into cash are categorized as passive assets, and the company’s goodwill and other unbooked intangibles are generally taken into account. Passive income generally includes, among other things, rents, dividends, interest, royalties, gains from the disposition of passive assets and gains from commodities and securities transactions. For purposes of this test, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation of which we own, directly or indirectly, more than 25% (by value) of the stock. Based on the composition of our income, assets and operations, we do not believe that we were a PFIC for the taxable year ended December 31, 2022. However, our status as a PFIC requires a factual determination that depends on, among other things, our income, assets and operations in each year. Fluctuations in the market price of our ordinary shares may cause our classification as a PFIC for the current or future taxable years to change because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our shares from time to time (which may be volatile). Among other matters, if our market capitalization subsequently declines, it may make our classification as a PFIC more likely for the current or future taxable years. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Therefore, there can be no assurance that we will not be treated as a PFIC for our current taxable year or any future taxable year.

Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder (as defined in Item 10.E. “Tax Considerations - U.S. Federal Income Tax Considerations”) if we are treated as a PFIC for any taxable year during which such U.S. Holder holds our ordinary shares. U.S. Holders should consult their tax advisors regarding the application of PFIC rules to an investment in our ordinary shares. For further discussion, see Item 10.E. “Tax Considerations - Material United States Tax Considerations.”

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

Provisions of Israeli law, including the Israeli Companies Law, 5759-1999 (the “Companies Law”), and our amended and restated Articles of Association could have the effect of delaying or preventing a change in control and may make it more difficult for a third-party to acquire us or our shareholders to elect different individuals to our board of directors, even if doing so would be considered to be beneficial by some of our shareholders, and may limit the price that investors may be willing to pay in the future for our ordinary shares. Among other things:

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

As a public company we have, and particularly after we are no longer an emerging growth company, we will continue to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the Nasdaq and other applicable rules and regulations impose various requirements on public companies, including the establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our executive leadership team and other personnel continue to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will continue to increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and could also make it more difficult for us to attract and retain qualified members of our board.

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

Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business, as a result of our growth and expansion, changes to or additions of new products or otherwise. Further, weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our business, financial condition, and results of operations or cause us to fail to meet our reporting obligations and may result in a restatement of our consolidated financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations that we are required to file with the SEC and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will be required to include in our annual reports after we lose our status as an “emerging growth company.” Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our ordinary shares. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on Nasdaq.

We are required to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting pursuant to Section 404(a). This assessment needs to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. Testing and maintaining internal controls may divert our management’s attention from other matters that are important to our business. Additionally, when we are no longer an “emerging growth company,” our independent registered public accounting firm will be required to formally attest to the effectiveness of our internal control over financial reporting pursuant to Section 404(b). At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed or operating. To comply with Section 404, we continuously document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we need to continue to dedicate internal resources, potentially engage outside consultants, and continue undertaking steps to improve control processes as appropriate. Despite our efforts, there is a risk that we will not be able to conclude that our internal control over financial reporting is effective as required by Section 404. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. As a result, the market price of our ordinary shares could be negatively affected, and we could become subject to investigations by the SEC or other regulatory authorities, which could require additional financial and management resources.

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

Furthermore, the Israeli government is currently pursuing extensive changes to Israel’s judicial system. In response to the foregoing developments, many individuals, organizations and institutions, both within and outside of Israel, have voiced concerns that the proposed changes may negatively impact the business environment in Israel including due to reluctance of foreign investors to invest or transact business in Israel as well as to increased currency fluctuations, downgrades in credit rating, increased interest rates, increased volatility in security markets, and other changes in macroeconomic conditions. To the extent that any of these negative developments do occur, they may have an adverse effect on our business, our results of operations and our ability to raise additional funds, if deemed necessary by our management and board of directors.

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

Increased attention to, and evolving expectations for, environmental, social, and governance (“ESG”) initiatives could increase our costs, harm our reputation, or otherwise adversely impact our business.

          Companies across industries are facing increasing scrutiny from a variety of stakeholders related to their ESG and sustainability practices. Expectations regarding voluntary ESG initiatives and disclosures and consumer demand for alternative forms of energy may result in increased costs (including but not limited to increased costs related to compliance, stakeholder engagement, contracting and insurance), changes in demand for certain products, enhanced compliance or disclosure obligations, or other adverse impacts to our business, financial condition, or results of operations.

          While we may at times engage in voluntary initiatives (such as voluntary disclosures, certifications, or goals, among others) or commitments to improve the ESG profile of our company and/or products, such initiatives or achievements of such commitments may be costly and may not have the desired effect. For example, expectations around a company's management of ESG matters continues to evolve rapidly, in many instances due to factors that are out of our control. In addition, we may commit to certain initiatives or goals but not ultimately achieve such commitments or goals due to factors that are both within or outside of our control. Moreover, actions or statements that we may take based on expectations, assumptions, or third-party information that we currently believe to be reasonable may subsequently be determined to be erroneous or be subject to misinterpretation. Even if this is not the case, our current actions may subsequently be determined to be insufficient by various stakeholders, and we may be subject to investor or regulator engagement on our ESG initiatives and disclosures, even if such initiatives are currently voluntary.

          Certain market participants, including major institutional investors and capital providers, use third-party benchmarks and scores to assess companies’ ESG profiles in making investment or voting decisions. Unfavorable ESG ratings could lead to increased negative investor sentiment towards us or our industry, which could negatively impact our share price as well as our access to and cost of capital. Increasing ESG-related regulation, such as the SEC’s climate disclosure proposal, may also result in increased compliance costs or scrutiny. To the extent ESG matters negatively impact our reputation, it may also impede our ability to compete as effectively to attract and retain employees or customers, which may adversely impact our operations.

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

WalkMe Ltd. was founded in October 2011 under the name Make Tutorial Ltd. and changed its legal name to WalkMe Ltd. in March of 2012. Our commercial name is WalkMe. In June 2021, we listed our shares on the Nasdaq Global Select Market under the symbol “WKME.” We are a company limited by shares organized under and subject to the laws of the State of Israel. We are registered with the Israeli Registrar of Companies. Our registration number is 51-4682269. Our principal executive offices are located at 1 Walter Moses St., Tel Aviv, 6789903, Israel.

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

For a description of our principal capital expenditures and divestitures, see Item 5. “Operating and Financial Review and Prospects-Liquidity and Capital Resources” and Note 2 to our audited consolidated financial statements included elsewhere in this Annual Report.

B.	Business Overview

Overview

WalkMe is a platform which enables organizations to better realize the value of their software investments. Using our cloud-based Digital Adoption Platform, software users, whether they are employees or customers of organizations, can navigate websites, SaaS applications, or mobile apps through a digital, GPS-like experience to accomplish any task from simple, online transactions, to complex cross-application software processes, to fully autonomous experiences that require no manual clicks or entries.

Using our unique, low/no code software implementation process, our Digital Adoption Platform overlays upon any application and enables a data first approach to understand the gaps between user interactions and behavior with technology and an organization’s business goals. With actionable insights, we then enable organizations to create and deliver elegant experiences that lead users to success, ensuring digital adoption and ultimately fulfilling the promise of digital transformation. We enable businesses to drive workflow adoption by connecting usage data with action for the end user driving a better experience and better business outcomes.

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

The digital revolution has fundamentally shifted the core competencies required of successful companies. Worldwide IT spending is projected to total $4.6 trillion in 2023, an increase of 5.1% from 2022, according to the latest forecast by Gartner, Inc. From remote-first workforces leveraging virtual collaboration for seamless communications to new digitally-enabled business models, technology is impacting every part of people’s lives. Meanwhile, as daily usage of technology has increased over time, expectations for digital interactions have evolved, resulting in the consumerization of software and increased demand for frictionless user experiences. To compete in an increasingly digital world, organizations continue to acquire new technologies, investing billions of dollars a year in software applications that promise specific business outcomes to elevate and exceed their key business metrics. These software applications, increasingly delivered over the cloud, cover every business process and department within an organization. According to Gartner, enterprise software spend is expected to increase from $506 billion in 2021 to $715 billion by 2024, as enterprises invest in software to transform their businesses.

Fully realized, these investments promise increased employee productivity, better customer experiences and improved business insights for CIOs and business leaders. In practice, however, the more software organizations acquire, the more complex their enterprise technology stack is to manage, use and maintain. CIOs and business leaders lack visibility into what or how software is being utilized, which processes can be optimized and whether their technology investments are delivering the expected business value. Similarly, users-both employees and customers-struggle to navigate a growing number of applications with different interfaces to complete business processes. Users must continuously relearn new technology functions that may have vastly different and evolving capabilities while evolving business processes place new demands on the business.

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

We believe the key to digital adoption is understanding points of failure and bottlenecks through data-based insights, then continually acting on and improving processes to achieve digital transformation more rapidly and strategically. According to a recent Harvard Business Review Analytic Services study of over 500 corporate executives that we sponsored, 80% of respondents stated that, in order to increase the chances of digital transformation success, it is important or very important for senior management to have a clear and complete overview of their organization’s digital adoption progress via analytics. Moreover, 81% of those surveyed agreed or strongly agreed that the ability to rapidly adopt new technologies and embed them in their employees’ everyday work is a competitive differentiator in their industry.

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

From new digital transformation programs to optimizing value out of existing technologies, we help organizations tie software adoption to their strategic goals across every level, from CIOs and business leaders, to employees and customers. As of December 31, 2022, through our Digital Adoption Platform, we had approximately 1,800 customers in 39 countries, including 403 of the Global 2000.

Our success in helping customers achieve their digital transformation strategies has allowed us to achieve significant growth. For the years ended December 31, 2021 and 2022, our revenue was $193.3 million and $245.0 million, respectively, representing year-over-year growth of 27%. For the years ended December 31, 2021 and 2022, our net loss was $80.3 million and $108.3 million, respectively, our operating cash flow was ($34.2) million and ($46.8) million, respectively, and our free cash flow was ($40.8) million and ($53.9) million, respectively.

Key Trends Driving the Need for a Digital Adoption Platform

Digital transformation is a priority for enterprise organizations. According to Gartner, enterprise software spend is expected to increase from $506 billion in 2021 to $715 billion by 2024, as enterprises invest in technology to increase productivity, better compete and grow their businesses. Moreover, global enterprise spend on digital transformation is projected to reach nearly $2.4 trillion within the next four years, representing over 57% of all business spending on technology, according to IDC. According to research by Accenture, digital leaders, defined as the top 10% of companies leading technology innovation, achieve two to three times greater revenue growth as compared to their competitors-a widening divide that Accenture calls the “Digital Achievement Gap.” As enterprises attempt to drive successful digital transformation, budget allocations to software continue to increase. According to IDC, global enterprise spend on software as a percentage of total global IT spend has grown from 22% in 2016 to 26% in 2020, and is projected to grow to 30% by 2024. Moreover, according to Gartner, by 2025, 70% of organizations will use digital adoption platforms across the entire technology stack to overcome still insufficient application user experiences.

The COVID-19 pandemic further accelerated this trend, as public health measures forced enterprises to accelerate their cloud-migration initiatives, enable virtual work collaboration at scale and transform operations to deliver contactless, digitally-enabled experiences for their employees and customers. According to a KPMG survey, 79% of CEOs say that their companies are accelerating the creation of a seamless digital consumer experience as a result of the COVID-19 pandemic and 63% have increased their digital transformation budget. As technology innovation accelerates in an increasingly online world, companies must become digital or risk being rendered obsolete.

Digital transformation is dependent on people adopting new software applications. According to OKTA's 'Business at Work 2022' report, larger companies deploy more applications finding that  companies with 2,000 employees or more deploy an average of 187 applications. Despite this growth, enterprises are not experiencing the promised returns on their digital transformation investments largely, we believe, because their employees are overwhelmed by the increasing number of software applications they are being asked to learn and utilize, and their customers are confused by new digital interactions that are constantly evolving as applications are updated. Additionally, business processes are constantly evolving to support changing business needs resulting in more confusion and the need to relearn processes and applications. Enterprises require assistance bridging this gap between their digital transformation aspirations and the technical acumen of their internal and external users.

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

The role of the CIO is evolving from traditional to transformational. The CIO has increasingly become a key influencer in most parts of an organization, including customer experience, operations, innovation and overall leadership of the organization. To succeed, CIOs must present themselves in the core business strategy of the organization. They accordingly require the right technology to lead the organization to digital transformation success, by ensuring a robust, resilient and agile infrastructure. This requires access to the right data and visibility into their digital portfolio and the ability to create seamless user experiences for users across the organization and across any platform.

WalkMe’s Digital Adoption Platform

Our Digital Adoption Platform enables organizations to leverage data across business applications and workflows and take action to increase user adoption by simplifying user experiences. Our unified, strategic platform drives value through the following building blocks:

        To deliver on the right experience and improve adoption, WalkMe uncovers data from behind-the-scenes - by identifying the entire tech stack through user journey analytics. WalkMe’s data portfolio, Digital Transformation Intelligence,  provides CIOs and business leaders with visibility across the software stack, actionable insights and data needed to measure, drive and act to maximize the impact of their digital transformation strategies.

         WalkMe enables organizations to leverage technology usage data to design and deploy user experiences that increase adoption and engagement across workflows and applications in the form of UI elements, in-app, or desktop-based hubs. Pre-built and configurable solution templates enable customers to get started quickly using industry best practices.

          User experience is the foundation of WalkMe. WalkMe creates a transparent layer for the end-user across any software to ensure immediate and intuitive access to any application, workflow, or resource. WalkMe can be used across web, mobile, and desktop.

Data- Driven Action Through User-Centric Technology Applicable Anywhere

Our technology is designed to leverage the UI as the primary integration point to deliver our products. Unlike Application Programming Interfaces (“APIs”) which are not consistently available across applications and require developer resources to implement, our UI-focused approach allows us to deploy our Digital Adoption Platform across any application and deliver contextually aware, fully dynamic workflow guidance, automation and analytics.

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

Our Competitive Strengths

Category-defining platform powering digital transformation. We pioneered the digital adoption category. We believe that our position as the market leader and our strong brand awareness increases our opportunities to win new customers and to expand our offerings within our existing customers. As of December 31, 2022, our customers included 403 of the Global 2000. We believe the adoption of WalkMe by the largest global enterprises is evidence that our platform has the enterprise-grade functionality, scalability, reliability and security required by the world’s most demanding organizations.

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

Our Growth Strategy

We intend to capitalize on our large market opportunity, first mover advantage and category-defining technology platform by executing the following key elements of our growth strategy:

Innovate and advance our platform. Our investments in research and development to build our technology have been a core differentiator for us. We released WalkMe for mobile applications in 2017, our Insights engine in 2018, and introduced ActionBot in 2019 and our patented UI Intelligence technology in 2019. We intend to continue to invest in technology innovation to enhance our platform, including machine-learning, hyper-automation and process mining/discovery technologies. For example, our DeepUI technology, which automatically understands user interfaces and user journeys, together with our broad, deep dataset, is uniquely positioned to integrate with generative AI content capabilities and natural language models to dramatically impact the model for how employees interface with technology at work.

Acquire new customers. We have achieved significant and broad-based customer adoption, including 403 of the Global 2000. We believe that we have a substantial opportunity to continue to grow our customer base. We intend to accelerate new customer acquisition across the markets that we serve as well as enter into new market segments by scaling our sales and marketing capabilities and channel relationships. As part of this strategy, we intend to increase our capacity, including investing in FedRamp certification for our platform and targeted sales and marketing resources, to increase our U.S. federal government customers.

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

Expand internationally. We believe there is a global need for our Digital Adoption Platform. For the year ended December 31, 2022, we had approximately 29% of our revenue came from customers outside of the United States. We have made significant investments in expanding our presence in Europe, the Middle East, Africa and Asia, and we believe there is a compelling opportunity to expand our offerings internationally in those markets with minimal additional investment to our technology and infrastructure.

Expand our ecosystem and go-to-market partnerships. We intend to continue investing in our ecosystem and partner relationships to extend the functionality of our platform, support new use cases and add new go-to-market channels. We now count Deloitte U.S., Canada, Australia, and Japan, Accenture, HCL, and SAP Concur, among others, as partners.  We have built a flexible technology platform with open APIs which third-party developers can use to develop and sell new applications and solutions through our WalkMe Marketplace, which will increase our value to our customers and further embed WalkMe as a strategic platform within the enterprise. We intend to continue to invest in building our partner relationships including our relationships with system integrators to increase our delivery capacity, add new go-to-market channels and increase our sales pipeline. We intend to continue to grow our WalkMe Beyond ecosystem, digital adoption platform (“DAP”) professional as a Profession and our WalkMe Marketplace for independent professionals to offer services supporting WalkMe.

Our Technology

Our technology is designed to autonomously understand user behavior across digital journeys by leveraging the application UI as the primary integration point to deliver our products. Our UI-focused approach enables seamless integration and allows us to deploy our products across any application-including custom built software-to deliver contextually aware, fully dynamic workflow guidance, as well as automation and analytics based on the user needs. Our Digital Adoption Platform does not require any coding or changes to the underlying application to implement the seamless deployment of WalkMe across the applications used by our customers.

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

Our Platform

Our extended functional capabilities, designed to solve key business challenges, include:

Data

WalkMe’s data provides technology buyers including CIOs and business leaders with visibility across the software stack and the insights needed to measure usage, drive process adoption and act to ultimately maximize the impact of their digital transformation strategy.

-	Enterprise analytics. WalkMe instantly provides organizations with unified observability and visibility on top of their current mesh of systems and workflows.

-	Workflow analytics. WalkMe provides visibility into user experiences across applications, pinpoint where users struggle, and continuously optimize experiences to keep up with change.

-	AI-Based data entry diagnostics. WalkMe’s UI Intelligence surfaces AI-based insights to help improve data integrity and efficient process completion.

-	KPI management. WalkMe customers can prove adoption and digital transformation success by tracking and automatically reporting on KPIs defined by project leaders.

-
Integration Center. Our Integration Center technology supports both incoming and outgoing integrations to strengthen data analysis on the one hand and create segmented and personalized user experiences on the other. Our customers integrate their most business-critical applications to and from WalkMe for better decision making and more impactful user experiences.

Action
With WalkMe, organizations can leverage data to design and deploy user experiences that increase adoption and engagement across workflows and applications.

-	Build. With WalkMe’s no-code editor, organizations have the agility to take data-driven action to fix what is broken across workflows and applications.

-
Design and automate. WalkMe users are able to design automated, data-driven experiences including conversational interfaces, tooltips, on screen guidance or other changes to the UI - without having to rely on developers or release cycles.

-
Leverage best practices and solution templates. We have built business process-specific solution templates based on thousands of implementations gathered by WalkMe across the most commonly used applications. These solution templates drive best practices, reduce customer maintenance efforts and costs and enable faster implementation and time-to-value for the most common user workflows.

Experience

User experience is what drives WalkMe. With WalkMe, our customers can design contextual and personalized experiences that engage and drive user adoption of their digital assets on mobile, web and desktop.

-
Simplify. WalkMe creates a transparent layer for the end-user across any software to ensure immediate and intuitive access to any application, workflow, or resource - without touching the underlying software or website.

-	Personalize. WalkMe enables organizations to drive users to success with personalized experiences across any workflow or device, through guidance, hyper-automation, in-app engagement and help.

-
Omni-channel experiences.  WalkMe enables organizations to connect employees through a single interface to applications and user workflows within an enterprise and simplify task completion and access to knowledge through enterprise search, communication tools, and a natural-language chat interface.

Customers

We serve a diverse set of customers across all major industries, including some of the world’s largest and most sophisticated enterprises. As of December 31, 2022, we had approximately 1,800 customers including 403 of the Global 2000, as well as 514 customers with ARR greater than $100,000 and 39 customers with ARR greater than $1,000,000. Below is a representative list of customers categorized by industry vertical. No single customer accounted for more than 2.6% and 3.1% of our ARR in the year ended December 31, 2021 and 2022, respectively, which does not take into account certain mergers or acquisitions that occurred during those years.

Consumer & Retail	Technology	Financial Services	Energy, Industrial, & Transportation
Circle K L’Oreal Nestle Southern Glazers Ulta Overstock Walgreens Boots Alliance Gojo	LinkedIn Sprinklr HP Adobe WL Gore Okta	Bank of the West Citigroup E*trade Goldman Sachs IGM Financial Services Nasdaq Paychex Sun Life Financial Zurich Insurance Group Standard Chartered Paypal	American Airlines BMW Chevron Schneider Electric Veolia
Healthcare & Life Science	Education & Non Profit	Communications
AstraZeneca Christus Health Geisinger Modernizing Medicine Parexel Quest Diagnostics Syneos Health Team Health Thermo Fisher	Kaplan Make a Wish Foundation McGraw Hill Stanford University School of Medicine University of Miami University of Virginia	British Telecommunications PLC Cisco LogMeIn Lumen Technologies

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

Partner-Assisted Sales:

We work with strategic systems integrators such as Accenture, Deloitte, IBM and Cognizant to sell with and/or through them to their clients. We believe that Global Systems Integrators (“GSI”) are important consulting and implementation partners for WalkMe, enabling enterprises to further their digital adoption strategies and are a natural extension of our go-to-market function. We have also developed relationships with leading regional systems integrators. We also work with large independent software vendors, such as SAP, who sell joint solutions to their customers.

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

Our research and development organization consists of teams specializing in software engineering, user experience, product management, data science, technical program management and technical writing. As of December 31, 2022, we had approximately 290 employees in our research and development organization. Our research and development employees are located primarily in our Tel Aviv offices. We intend to continue to invest in our research and development capabilities to expand our platform.

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

For geographical and segmental revenue, see Note 12, reporting segments and geographical information included within our consolidated financial statements elsewhere in this Annual Report

Seasonality

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

We seek patent protection covering certain inventions originating from us and, from time to time, review opportunities to acquire patents to the extent we believe such patents may be useful or relevant to our business. As of December 31, 2022, we owned 13 issued U.S. patents, eight U.S. pending patent applications, six issued foreign patents, 17 pending foreign patent applications and two pending patent applications under The Patent Cooperation Treaty.

We pursue the registration of our domain names, trademarks and service marks in the United States and in locations outside the United States. As of December 31, 2022, we owned a registered trademark for the “WALKME” mark in the United States and nine other countries; a registered trademark for the “WALKME” logo in 14 countries; and a registered trademark for the “DAP” mark in the United States. As of December 31, 2022, we also had one application for trademark registrations pending in the United States.

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

From time to time, we have faced, and we expect to face in the future, allegations by third parties, including our competitors, that we have infringed their trademarks, copyrights, patents and other intellectual property rights or challenging the validity or enforceability of our intellectual property rights. We are not presently a party to any such legal proceedings that, in the opinion of our management, would individually or taken together have a material adverse effect on our business, financial condition, results of operations or cash flows. For additional information regarding the risks discussed above and other risks related to our intellectual property, see “Risk Factors-Risks Related to Information Technology, Intellectual Property and Data Security and Privacy.”

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

         The California Consumer Privacy Act (the “CCPA”), which took effect in January 2020 and to which we are subject, also establishes certain transparency rules and creates new data privacy rights for users, including rights to access and delete their personal information and new ways to opt-out of certain sales or transfers of their personal information, and provides users with additional causes of action. Additionally, California voters approved a new data privacy law, the California Privacy Rights Act (the “CPRA”), in the November 3, 2020 election. Effective starting on January 1, 2023 (with certain obligations applicable to data processed from and after January 2022), the CPRA will significantly modify the CCPA, including by expanding consumers’ rights with respect to certain sensitive personal information. Additionally, the CPRA ends the CCPA's exemption for employee data which expands the scope of applicable data and increases the risk of noncompliance. The CPRA also creates a new state agency that will be vested with authority to implement and enforce the CCPA and the CPRA.

Virginia enacted the Virginia Consumer Data Protection Act (the “VCDPA”), which took effect on January 1, 2023. The VCDPA creates consumer rights, similar to the CCPA, but also imposes security and assessment requirements for businesses. In July 2021, Colorado enacted the Colorado Privacy Act (“COCPA”) which will take effect on July 1, 2023. In March 2022, Utah enacted the Utah Consumer Privacy Act (the "UCPA") which will take effect on December 31, 2023. Most recently, in May 2022, Connecticut enacted the Connecticut Data Privacy Act (the "CTDPA") which will take effect on July 1, 2023. The COCPA, UCPA and CTDPA largely resemble the VCDPA and CCPA, and each of these laws will be enforced by the respective states’ Attorney General and district attorneys, although they differ in many ways. Once the COCPA, UCPA and CTDPA become enforceable, we must comply with each if our operations fall within the scope of these newly enacted comprehensive mandates, which may increase our compliance costs and potential liability. Similarly, there are a number of legislative proposals in the United States, at both the federal and state level, as well as in other jurisdictions, reflecting a trend toward more stringent data privacy legislation in the United States. This legislation may add additional restrictions and potential legal risk, require additional investment in resources to compliance programs, impact strategies and availability of previously useful data and result in changes in business practices and policies.

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

Some countries are also considering or have passed legislation implementing data protection requirements or requiring local storage and processing of data or similar requirements that could increase the cost and complexity of delivering our services. For information regarding risks related to these compliance requirements, please see “Risk Factors-Risks Related to Information Technology, Intellectual Property and Data Security and Privacy-We are subject to stringent and changing laws, regulations, standards, and contractual obligations related to data privacy, data protection, and data security. Our actual or perceived failure to comply with such obligations could result in significant liability or reputational harm to our business.” The foregoing description does not include an exhaustive list of the laws and regulations governing or impacting our business. See the discussion contained in the “Risk Factors-Risks Related to Other Legal, Regulatory and Tax Matters” section of this Annual Report for information regarding how actions by regulatory authorities or changes in legislation and regulation in the jurisdictions in which we operate may have a material adverse effect on our business.

C.	Organizational Structure

The legal name of our Company is WalkMe Ltd. and we are organized under the laws of the State of Israel.

The following table sets forth all of our subsidiaries, which are 100% owned directly by WalkMe Ltd., except for WalkMe K.K. which is majority owned by WalkMe Ltd.:

Name of Subsidiary	Place of Incorporation
WalkMe, Inc.	Delaware
WalkMe UK Limited	United Kingdom
WalkMe Australia PTY Ltd.	Australia
WalkMe Singapore PTE Ltd.	Singapore
WalkMe K.K.	Japan
WalkMe Canada Ltd.	Canada
WalkMe Germany GmbH	Germany

D.	Property, Plants and Equipment

Our corporate headquarters are located in Tel-Aviv, Israel, where we occupy an office space totaling approximately 40,000 square feet, under a lease agreement, which initial lease term expires in February 2026. Our U.S. headquarters is located in San Francisco, where we occupy an office space totaling approximately 40,000 square feet, subject to a lease agreement, which initial lease term expires in July 2024.

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

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

You should read the following discussion together with the consolidated financial statements and related notes included elsewhere in this Annual Report. The statements contained in this discussion regarding industry outlook, our expectations regarding our future performance, planned investments in our expansion into additional geographies, research and development, sales and marketing and general and administrative functions as well as other non-historical statements contained in this discussion are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in Item 3.D. entitled “Risk factors” and “Special note regarding forward-looking statements” included elsewhere in this Annual Report. Our actual results may differ materially from those contained in or implied by any forward-looking statements.

Certain information called for by this Item 5, including a discussion of the year ended December 31, 2020 compared to the year ended December 31, 2021 has been reported previously in our Annual Report on Form 20-F filed with the SEC on March 24, 2022 in Part I, Item 5 under the section entitled “Operating and Financial Review and Prospects.”

Overview

WalkMe was founded in Israel in 2011 with a mission to make software easier to use and deploy. From this foundation, we built our Digital Adoption Platform, along the way creating an entire new category of enterprise software.  WalkMe is a platform which enables organizations to better realize the value of their software investments. Once overlaid, our platform provides immediate insights that enable a data-first approach to understand the gaps between user interactions and behavior with technology and an organization’s business goals. With actionable insights, we then enable organizations to create and deliver elegant experiences that enable users to access the full functionality and value of the software, ensuring digital adoption, and ultimately fulfilling the promise of digital transformation.

For the years ended December 31, 2021 and 2022, our revenue was $193.3 million and $245.0 million, respectively, representing year-over-year growth of 27%. For the years ended December 31, 2021 and 2022, our net loss was $80.3 million and $108.3 million, respectively, our operating cash flow was ($34.2) million and ($46.8) million, respectively, and our free cash flow was ($40.8) million and ($53.9) million, respectively.  With the residual impact of the COVID-19 pandemic and global economic uncertainty due in part to rising inflation and interest rates, we expect our revenue growth to continue to moderate in the short term while we focus on increasing our operating efficiency with our goal to increase free cash flow and, ultimately, achieve profitability.

Our Business Model

We generate revenue by selling subscriptions to our cloud-based Digital Adoption Platform, as well as associated professional services. Our contracts are typically for a period of one to three years. We have seen a trend towards multi-year contracts as our customers deepen their investment in WalkMe as a strategic platform underlying their digital transformation strategies. We primarily bill our customers annually in advance. Subscription revenue comprised approximately 91% and 90% of our total revenue for 2021 and 2022, respectively.

We price our subscriptions based on the number of applications on which WalkMe is deployed, the number of users, and the breadth of the capabilities of our Digital Adoption Platform to which our customers choose to subscribe. Our Digital Adoption Platform is designed to help companies accelerate their digital transformation by streamlining processes, enhancing user experiences, and improving employee productivity. Our customers often expand their subscriptions as they grow the number of users that engage with our Digital Adoption Platform, the number of applications on which WalkMe is deployed and the breadth of the capabilities to which they subscribe. When customers move to an enterprise-wide model, our pricing changes to a price per user for unlimited applications.

We have a diverse customer base consisting of organizations of various sizes across all major industries, and our largest customer accounted for less than 2.6% and 3.1% of our ARR in the years ended December 31, 2021 and 2022, respectively. Our go-to-market strategy is increasingly focused on enterprise customers within the Global 2000, as those customers have larger employee and customer bases, many with a greater need to transform digitally and a significant opportunity to benefit from the deployment of our Digital Adoption Platform as many of them have a need to accelerate their digital transformations. As of December 31, 2022, our customers included 403 of the Global 2000, illustrating the applicability of our Digital Adoption Platform for some of the world’s largest and most sophisticated enterprises, as well as our potential for future growth. In addition, as of December 31, 2022, we had 514 customers with ARR greater than $100,000, increasing from 454 as of December 31, 2021. These customers represented 82% of our ARR as of December 31, 2022, increasing from 77% as of December 31, 2021. As of December 31, 2022, we had 39 customers with ARR greater than $1,000,000, an increase from 31 customers as of December 31, 2021, which represents 32% and 27% of our total ARR, respectively. Furthermore, of our 403 Global 2000 customers, 239 had ARR greater than $100,000 and 26 had ARR of $1,000,000 or more as of December 31, 2022. Our revenue from customers outside of the United States represented approximately 30% and 29% of our total revenue in the years ended December 31, 2021 and 2022, respectively.

Key Factors Affecting Our Performance

We believe that the growth and future success of our business depends on many factors. While each of these factors presents significant opportunities for our business, they also pose important challenges that we must successfully address in order to sustain our growth and improve our results of operations.

Customer Acquisition and Expansion

We are focused on continuing to acquire new customers and expanding our footprint within our current customers to support our long-term growth. We have increasingly optimized our customer acquisition efforts to target customers with greater than 500 employees that we believe can yield greater expansion opportunities over time as compared to less than 500 employee customer accounts. As of December 31, 2021 and December 31, 2022, we had 1,994 and 1,806 total customers, respectively. Also, as of December 31, 2021 and December 31, 2022, we had 1,208 and 1,244 customers with 500 or more employees, respectively.

We define a customer as a distinct entity with an active subscription contract as of the measurement date. For new customers, we typically land in a specific geography or departmental use case such as HRIS, ERP or CRM. We then aim to grow within that customer’s organization by expanding across other departments, use cases and geographies. For some customers, we offer enterprise-wide subscriptions that enable them to use our Digital Adoption Platform on any application and across any department or geography within their organization. We believe enterprise-wide subscription agreements such as this encourage our customers to consume more of our platform and ultimately can result in greater long-term value to us. We intend to continue to invest in our go-to-market strategy to acquire new customers, expand within current customer and develop new use cases across all industries and customer sizes. Our results will depend in part on the degree to which these efforts are successful.

We also intend to focus on expansion with our current customer base. We demonstrate this by sharing the increase of ARR for each cohort by year. For example, the 2018 cohort includes all customers that made their first purchase from us between January 1, 2018 and December 31, 2018. Our ARR from customers for the 2015 cohort, 2016 cohort, 2017 cohort, 2018 cohort, 2019 cohort, 2020 cohort, and 2021 cohort as of December 31, 2022 represented an increase over each cohort’s initial aggregate ARR by 3.2x, 1.3x, 1.9x, 1.6x, 1.4x, 1.1x, and 1.1x respectively. Our ARR from customers with 500 or more employees for the 2015 cohort, 2016 cohort, 2017 cohort, 2018 cohort, 2019 cohort, 2020 cohort, and 2021 cohort as of December 31, 2022 represented an increase over each cohort’s initial aggregate ARR by 6.5x, 2.5x, 3.4x, 2.3x, 2.0x, 1.4x, and 1.1x respectively. These ARR multiples reflect both decreases in customer contract values and customer cancellations that have occurred since the comparative ARR calculation date. We track ARR within each customer cohort because we believe it provides useful information to management and investors regarding our ability to retain and expand ARR from our existing customers over time, and for identifying trends in customer use cycles and gauging the success of our customer expansion efforts over the long-term, which assists us in planning for and managing the growth of our business.

Focused Investing for Durable Growth

Our focused investments for growth encompass multiple critical areas, including international growth, enterprise sales, increasing our ability to sell to the U.S. federal government and product expansion. We also intend to selectively expand our sales and go-to-market efforts in existing markets and broaden our partner ecosystem. We also plan to invest in marketing to drive awareness of the category of digital adoption. We also plan to continue our investment into research and development to extend our technology leadership, product functionality and grow the emerging Digital Adoption category. We expect to balance these investments with a focus on increased operating efficiency as we drive to increase our free cash flow and, ultimately, achieve profitability in the long term.

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

Impact of COVID-19 and Recent Economic Developments

The COVID-19 pandemic continued to present challenges to our operations and business in 2022, primarily, operational challenges, but to a lesser extent than in 2021. Due to the worldwide growing trend in availability and administration of vaccines against COVID-19, many restrictions that were in place during 2020 and 2021 were gradually lifted by governments across the globe in 2022.

As the global economy has emerged from the COVID-19 pandemic, rising inflation has led to rapidly rising interest rates which is increasing the cost of capital, slowing economic growth and creating uncertainty amongst our customer base including our potential customers. The closure of SVB and related impacts is contributing to the uncertainty in the market regarding macroeconomic conditions. For additional information regarding the potential impact of recent economic developments on our business, see “Risk Factors—Unfavorable conditions in our industry or the global economy or reductions in information technology spending could limit our ability to grow our business and negatively affect our results of operations.”

Key Business and Financial Metrics

We review a number of operating and financial metrics, including the following key metrics, to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans, and make strategic decisions.

Annualized Recurring Revenue (“ARR”)

We use ARR as a measure of our revenue trend and as an indicator of our future revenue opportunity from existing customer contracts. We define ARR as the annualized value of customer subscription contracts as of the measurement date, assuming any contract that expires during the next 12 months is renewed on its existing terms (including contracts for which we are negotiating a renewal). Our calculation of ARR is not adjusted for the impact of any known or projected future events (such as customer cancellations, upgrades or downgrades, or price increases or decreases) that may cause any such contract not to be renewed on its existing terms. In addition, the amount of actual revenue that we recognize over any 12-month period is likely to differ from ARR at the beginning of that period, sometimes significantly. This may occur due to new bookings, cancellations, upgrades, downgrades or other changes in pending renewals, as well as the effects of professional services revenue and acquisitions or divestitures. As a result, ARR should be viewed independently of, and not as a substitute for or forecast of, revenue and deferred revenue. Our calculation of ARR may differ from similarly titled metrics presented by other companies. As of December 31, 2022, customers having 500 or more employees represented 94% of our total ARR compared to 92% of our total ARR as of December 31, 2021.

	As of December 31,
	2021	2022
Annualized Recurring Revenue (millions)	$219.6	$262.3

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

	As of December 31,
	2021	2022
$100,000+ Customers	454	514

We also measure the number of customers within our $100,000+ Customers who have purchased enterprise-wide subscriptions or who have department-wide usage of our Digital Adoption Platform across four or more applications. We believe these customers are an indication of the success of our customer acquisition and expansion strategy and demonstrate the strategic demand for our Digital Adoption Platform, the growth of our business and our potential future business opportunities. Our calculation of this metric may differ from similarly titled metrics presented by other companies. As of December 31, 2021 and 2022, we had 126 and 173, respectively, of these customers. As of December 31, 2022, these customers represented 50% of our ARR, compared to 37% of our ARR as of December 31, 2021. Additionally, as of December 31, 2022, these customers had an average ARR of $758 thousand, compared to $637 thousand as of December 31, 2021.

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

	As of December 31,
	2021	2022
Dollar-Based Net Retention Rate (all customers)	115%	113%
Dollar Based Net Retention Rate (customers having 500 or more employees)	121%	116%

Remaining Performance Obligations

Our Remaining Performance Obligations represents future revenue from committed contracts that has not been recognized. This calculation includes deferred revenue and non-cancelable amounts that will be invoiced and recognized as revenue in future periods. Subscription contracts with termination for convenience and without any penalty are excluded. We expect to recognize 58% of our Remaining Performance Obligations as of December 31, 2022 as revenue over the next twelve months, and the remainder thereafter, in each case, in accordance with our revenue recognition policy; however, we cannot guarantee that any portion of our Remaining Performance Obligations will be recognized as revenue within the timeframe we expect or at all.

	As of December 31,
	2021	2022
Remaining Performance Obligations (millions)	$316.2	$374.0

Non-GAAP Financial Measures

In addition to our financial results reported in accordance with GAAP, we believe that Free Cash Flow and Non-GAAP Operating Income (Loss), both of which are non-GAAP financial measures, are useful in evaluating the performance of our business.  See tables below for a discussion regarding our use of Free Cash Flow and Non-GAAP Operating Income (Loss), including their limitations, and a reconciliation to the most directly comparable GAAP financial measures.

Free Cash Flow

We define Free Cash Flow as net cash used in operating activities, less cash used for purchases of property and equipment and capitalized internal-use software development costs. We believe that Free Cash Flow is a useful indicator of liquidity that provides information to management and investors, even if negative, about the amount of cash used in our business. Free Cash Flow has limitations as an analytical tool, may differ from similarly titled metrics presented by other companies, and should not be considered in isolation or as a substitute for analysis of net cash used in operating activities, the most directly comparable GAAP liquidity measure, or any other GAAP financial measures. Our Free Cash Flow may vary from period to period and be impacted as we continue to invest for growth in our business. The following table sets forth our net cash used in operating activities and the reconciliation to Free Cash Flow for each period presented (in millions).

	Year Ended December 31,
	2021	2022
Net cash used in operating activities	$(34.2)	$(46.8)
Less: Purchases of property and equipment	(2.6)	(2.9)
Less: Capitalized software development costs	(3.9)	(4.3)
Free Cash Flow	$(40.8)*	$(53.9)*

* Due to rounding, numbers presented in the above table may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

Non-GAAP Operating Income (Loss)

We define Non-GAAP Operating Income (Loss) as net income (loss) from operations excluding share-based compensation and amortization and impairment of acquired intangible assets. We exclude these items because they occur for reasons that may be unrelated to our core operating performance during the period, and because we believe that such items may obscure underlying business trends and make comparisons of long-term performance difficult. We use Non-GAAP Operating Income (Loss) with traditional GAAP measures to evaluate our financial performance. We believe that Non-GAAP Operating Income (Loss) provides our management and investors with useful supplementary information by facilitating period-to-period comparisons of our results of operations. Non-GAAP Operating Income (Loss) has limitations as an analytical tool, may differ from similarly titled metrics presented by other companies, and should not be considered in isolation or as a substitute for analysis of operating loss, the most directly comparable GAAP financial performance measure, or any other GAAP financial measures. The following table sets forth our operating loss, as determined in accordance with GAAP, and the reconciliation to Non-GAAP Operating Loss for each period presented (in millions).

	Year Ended December 31,
	2021	2022
GAAP operating loss	$(77.8)	$(109.8)
Plus: Share-based compensation expense	27.3	50.1
Plus: Amortization and impairment of acquired intangibles	0.3	1.5
Non-GAAP operating loss	$(50.2)*	$(58.3)*
GAAP operating margin	(40)%	(45)%
Non-GAAP operating margin	(26)%	(24)%

* Due to rounding, numbers presented in the above table may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

Components of Our Results of Operations

Revenue

Subscription Revenue

Subscription revenue primarily consists of subscription fees from our cloud-based Digital Adoption Platform. We recognize subscription revenue ratably over the subscription period, which typically varies from one to three years. Our customers are generally billed annually upfront, and amounts that have been billed are initially recorded as deferred revenue until recognized in accordance with our revenue recognition policy. Consequently, a portion of the revenue that we report in each period is attributable to the recognition of deferred revenue relating to subscriptions that we entered into during previous periods.

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

We expect sales and marketing expenses to increase in absolute dollars as we continue to make investments in our sales and marketing organizations to drive additional revenues, further penetrate our target markets, and expand our global customer base. As a percentage of revenues, we expect our sales and marketing expenses may fluctuate as a percentage of our revenue from period to period due to the timing and extent of these expenses.

General and administrative

General and administrative expenses primarily consist of employee-related costs (such as salaries, bonuses and share-based compensation) for executive, finance, legal, human resources, IT and other administrative personnel, professional services fees, consulting services and allocated overhead.

We anticipate general and administrative expenses to decrease as a percentage of our total revenue over time.

Finance income (expense)

Finance income (expenses), net primarily consists of interest income earned on our cash investments and finance expenses such as bank fees, foreign exchange gains and losses.

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

	Year ended December 31,
	2021	2022
	(in thousands)
Revenue	$193,303	$245,006
Cost of revenue	46,657	53,884
Gross profit	146,646	191,122
Operating expenses:
Research and development	48,160	59,468
Sales and marketing	127,719	176,307
General and administrative	48,557	65,188
Total operating expenses	224,436	300,963
Operating loss	(77,790)	(109,841)
Financial income (expense), net	(9)	5,322
Loss before income taxes	(77,799)	(104,519)
Income taxes	(2,494)	(3,831)
Net loss	$(80,293)	$(108,350)

	Year ended December 31,
	2021	2022
	(as a % of revenue)
Revenue	100%	100%
Cost of revenue	24	22
Gross profit	76	78
Operating expenses:
Research and development	25	24
Sales and marketing	66	72
General and administrative	25	27
Total operating expenses	116	123
Operating loss	(40)	(45)
Financial income (expense), net	*	2
Loss before income taxes	(40)	(43)
Income taxes	(1)	(1)
Net loss	(41)%	(44)%

* Represents amounts of less than 1%

Comparison of the years ended December 31, 2021 and 2022

Revenue

	Year Ended December 31,		Period-over-Period Change
	2021	2022	Dollar	Percentage
	(in thousands, except percentages)
Subscription revenues	$175,328	$220,972	$45,644	26%
Professional services revenues	17,975	24,034	6,059	34
Total revenue	$193,303	$245,006	$51,073	27%

The following table presents our subscription revenues and professional services revenues as a percentage of our total revenue for each period presented above.

	Year Ended December 31,
	2021	2022
Subscription revenues	91%	90%
Professional services revenues	9	10
Total revenue	100%	100%

Subscription Revenues

Subscription revenues increased by $45.6 million, or 26%, to $221.0 million for the year ended December 31, 2022 compared to $175.3 million for the year ended December 31, 2021. This increase was primarily due to expansion from existing customers within and across lines of business, as well as new customer additions. Approximately 72% of the increase in revenue was attributable to the growth from existing customers, and the remaining increase in revenue was attributable to new customers.

Professional Services Revenues

Professional services revenues increased by $6.1 million, or 34%, to $24.0 million for the year ended December 31, 2022 compared to $18.0 million for the year ended December 31, 2021. This increase was primarily due to the expansion of our services in order to help our customers further realize the benefits of the platform.

Cost of Revenues and Gross Margin

	Year Ended December 31,		Period-over-Period Change
	2021	2022	Dollar	Percentage
	(in thousands, except percentages)
Cost of revenues:
Cost of subscription revenues	$24,025	$25,990	$1,965	8%
Cost of professional services revenues	22,632	27,894	5,262	23%
Total cost of revenues	$46,657	$53,884	$7,227	15%
Gross margin:
Subscription	86%	88%
Professional services	(26)	(16)
Total gross margin	76%	78%

Cost of Subscription Revenues

Cost of subscription revenues increased by $2.0 million, or 8%, to $26.0 million for the year ended December 31, 2022 compared to $24.0 million for the year ended December 31, 2021. This increase was primarily attributable to an increase of $1.0 million in employee-related costs as a result of increased headcount, $0.5 million in share-based compensation expense, $0.3 million in allocated overhead expenses, $0.3 million in depreciation and amortization and $0.2 million other costs, partially offset by a $0.3 million decrease in third party cloud hosting.

Gross Margin-Subscription

Our gross margin for subscription revenue increased during the year ended December 31, 2022, compared to the year ended December 31, 2021, mainly due to continued optimization of our cloud hosting operations. While our gross margins for subscription revenue may fluctuate in the near-term as we invest in our growth, we expect our subscription revenue gross margin to improve over the long-term as we achieve additional economies of scale.

Cost of Professional Services Revenues

Cost of professional services revenues increased by $5.3 million, or 23%, to $27.9 million for the year ended December 31, 2022 compared to $22.6 million for the year ended December 31, 2021. This increase was primarily attributable to an increase of $2.1 million in employee-related costs as a result of increased headcount, $1.5 million in share-based compensation expense, $0.9 million in outsourcing and professional service fees, $0.4 million in allocated overhead expenses and $0.4 million in other costs.

Gross Margin-Professional Services

Our gross margin for professional services revenue improved primarily due to enhanced focus on our professional services delivery practices, and better operational efficiency of our professional services organization.

Operating Expenses

Research and Development

	Year Ended December 31,		Period-over-Period Change
	2021	2022	Dollar	Percentage
	(in thousands, except percentages)
Research and development	$48,160	$59,468	$11,308	23%

Research and development expenses increased by $11.3 million, or 23%, to $59.5 million for the year ended December 31, 2022 compared to $48.2 million for the year ended December 31, 2021. This increase was primarily attributable to an increase of $7.4 million in employee-related costs as a result of increased headcount, $4.1 million in share-based compensation expense and $0.5 million in allocated overhead costs. These increases were partially offset by a $0.7 million increase in capitalization of software development costs.

Sales and Marketing

	Year Ended December 31,		Period-over-Period Change
	2021	2022	Dollar	Percentage
	(in thousands, except percentages)
Sales and marketing	$127,719	$176,307	$48,588	38%

Sales and marketing expenses increased by $48.6 million, or 38%, to $176.3 million for the year ended December 31, 2022 compared to $127.7 million for the year ended December 31, 2021. The increase in sales and marketing expenses was primarily attributable to an increase of $21.3 million in employee-related costs (excluding commission expenses) as a result of increased headcount and payroll benefits, $10.3 million commission expenses, including amortization of deferred commission, $10.9 million in share-based compensation expense, $2.4 million in allocated overhead, $2.3 million in travel and $1.4 million in other sales and marketing expenses.

General and Administrative

	Year Ended December 31,		Period-over-Period Change
	2021	2022	Dollar	Percentage
	(in thousands, except percentages)
General and administrative	$48,557	$65,188	$16,631	34%

General and administrative expenses increased by $16.6 million, or 34%, to $65.2 million for the year ended December 31, 2022 compared to $48.6 million for the year ended December 31, 2021. This increase was primarily attributable to an increase of $5.5 million in employee-related costs as a result of increased headcount, $6.3 million in share-based compensation expense, $2.8 million in professional services and insurance costs, $2.0 million in other general and administrative expenses.

Financial Income (Expense), Net

	Year Ended December 31,		Period-over-Period Change
	2021	2022	Dollar	Percentage
	(in thousands, except percentages)
Financial income (expense), net	$(9)	$5,322	$5,331	-%

Financial income (expense), net increase by $5.3 million for the year ended December 31, 2022 as compared to the prior year period. This increase was primarily attributable to an increase of $4.8 million in interest income and $0.5 million in foreign currency exchange rates income.

Income Tax Expenses

	Year Ended December 31,		Period-over-Period Change
	2021	2022	Dollar	Percentage
	(in thousands, except percentages)
Income tax expenses	$2,494	$3,831	$1,337	54%

Income tax expenses increased by $1.3 million, or 54%, to $3.8 million for the year ended December 31, 2022 compared to $2.5 million for the year ended December 31, 2021. The increase in income tax expenses was primarily due to an increase in taxes on our operations in the United States.

B. Liquidity and Capital Resources

Overview

Since inception, we have financed operations primarily through our operating cash flows and the net proceeds we have received from sales of equity securities. In June 2021, upon completion of our IPO, we received net proceeds of $263.9 million, after deducting underwriters’ discounts and commissions and offering expenses of $22.8 million.

As of December 31, 2022, our principal sources of liquidity were cash and cash equivalents and short-term bank deposits of $219.3 million and investments in marketable securities of $85.5 million.

In August 2021, we entered into a loan and security agreement with SVB to establish a Revolving Credit Facility to enable us to borrow, repay and re-borrow funds up to the amount of $50 million for a period of three years. As of December 31, 2022, this facility remained unutilized. At this time the Company is evaluating future accessibility to the revolving credit facility.

We believe that our existing cash and cash equivalents and short-term bank deposits and investments in marketable securities, together with cash flow from operations, will be sufficient to support our liquidity and capital requirements for at least the next 12 months. Our future capital requirements will depend on many factors, including our revenue growth, the timing and extent of investments to support such growth, the expansion of sales and marketing activities, increases in general and administrative costs and many other factors, including those described elsewhere in this section under “Key Factors Affecting Our Performance” and elsewhere in this Annual Report under “Risk Factors.” We may, in the future, enter into arrangements to acquire or invest in complementary technologies, solutions or businesses. We may be required to seek additional equity or debt financing. In the event we require additional financing, we may not be able to raise such financing on terms acceptable to us or at all. In particular, the COVID-19 pandemic, followed by inflation and rising interest rates across the global economy, has resulted in, and may continue to result in, significant disruption of global financial markets, which may reduce our ability to access capital. If we are unable to raise additional capital or generate cash flows necessary to expand our operations and invest in continued innovation, we may not be able to compete successfully, which would adversely affect our business, financial condition and results of operations.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year Ended December 31,
	2021	2022
(in thousands)
Net cash used in operating activities	$(34,225)	$(46,808)
Net cash used in investing activities	(27,523)	(149,956)
Net cash provided by financing activities	276,789	14,791
Effect of foreign currency exchange rate changes on cash, cash equivalents, and restricted cash	(685)	(850)
Net increase (decrease) in cash, cash equivalents and restricted cash	214,356	(182,823)
Cash, cash equivalents and restricted cash at beginning of year	62,895	277,251
Cash, cash equivalents and restricted cash at end of the year	$277,251	$94,428

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

Cash used in operating activities for the year ended December 31, 2021 of $34.2 million was primarily related to our net loss of $80.3 million, adjusted for non-cash charges of $32.1 million and net cash inflows of approximately $14.0 million provided by changes in our operating assets and liabilities. Non-cash charges primarily consisted of share-based compensation, depreciation of property and equipment, amortization of capitalized software and amortization of acquired intangibles. The main drivers of the changes in operating assets and liabilities were related to a $28.6 increase in deferred revenues, mainly due to increased billing, $15.0 million increase in employee-related accruals, $4.6 million increase in accrued expenses and other liabilities and $1.7 million increase in deferred taxes, net. These amounts were partially offset by a $29.8 million increase in prepaid expenses and other assets primarily due to an increase in deferred contract acquisition costs and $7.0 million increase in trade receivables, net, due to an increase in sales.

Cash used in operating activities for the year ended December 31, 2022 of $46.8 million was primarily related to our net loss of $108.3 million, adjusted for non-cash charges of $58.0 million and net cash inflows of approximately $3.5 million provided by changes in our operating assets and liabilities. Non-cash charges primarily consisted of share-based compensation, depreciation, amortization and impairments of long-lived assets. The main drivers of the changes in operating assets and liabilities were related to a $22.9 million increase in deferred revenues, mainly due to increased billing, $3.2 million increase in accrued expenses and other liabilities and $2.5 million increase in deferred taxes, net.  These amounts were partially offset by a $8.9 million increase in prepaid expenses and other assets, $7.4 million increase in trade receivables, net, due to an increase in sales and $5.8 million decrease in employees and payroll accruals.

Investing Activities

Cash used in investing activities of $27.5 million for the year ended December 31, 2021 was related to net investment in short-term and long-term bank deposits of $19.6 million, capitalization of software development costs of $3.9 million, capital expenditures of $2.6 million and $1.3 purchase of intangible assets.

Cash used in investing activities of $150.0 million for the year ended December 31, 2022 was related to investment in marketable securities of $84.9 and net investment in short-term and long-term bank deposits of $57.9 million, capitalization of software development costs of $4.3 million and capital expenditures of $2.9 million.

Financing Activities

Cash provided by financing activities of $276.8 million for the year ended December 31, 2021 was primarily due to net proceeds from our initial public offering of $263.9 million after deducting underwriting discounts and commissions and other issuance costs, $10.0 million in proceeds from equity financing, net of issuance costs and $2.9 million of proceeds from the exercise of share options.

Cash provided by financing activities of $14.8 million for the year ended December 31, 2022 was due to proceeds from employee share purchase plans of $9.7 million and proceeds from the exercise of share option of $5.1 million.

Material Cash Requirements for Known Contractual and Other Obligations

We are a party to many contractual obligations involving commitments to make payments to third parties. These obligations impact our short-term and long-term liquidity and capital resource needs. Certain contractual obligations are reflected on the consolidated balance sheet as of December 31, 2022, while others are considered future commitments. Our contractual obligations primarily consist of hosting services, software products and services and operating leases. For information regarding our other contractual obligations, refer to Note 7 “Commitments and Contingent Liabilities“ and Note 8, “Leases”.

In addition to the obligations described above, our subscription agreements contain standard indemnification obligations. Pursuant to these agreements, we will indemnify, defend, and hold the other party harmless with respect to a claim, suit, or proceeding brought against the other party by a third party alleging that our intellectual property infringes upon the intellectual property of the third party, or results from a breach of our representations and warranties or covenants, or that results from any acts of negligence or willful misconduct. The term of these indemnification agreements is generally perpetual any time after the execution of the agreement. Typically, these indemnification provisions do not provide for a maximum potential amount of future payments we could be required to make. However, in the past we have not been obligated to make significant payments for these obligations and no liabilities have been recorded for these obligations on our consolidated balance sheets as of December 31, 2021 or 2022.

We also indemnify our officers and directors for certain events or occurrences, subject to certain limits, while the officer is or was serving at our request in such capacity. The maximum amount of potential future indemnification is unlimited. However, our director and officer insurance policy limits our exposure and enables us to recover a portion of any future amounts paid. Historically, we have not been obligated to make any payments for these obligations and no liabilities have been recorded for these obligations on our consolidated balance sheet as of December 31, 2021 or 2022.

WalkMe K.K.

During the year ended December 31, 2018, we established WalkMe K.K., a Japanese company in which we own a controlling interest, for purposes of facilitating our entry into the Japanese market. We have consolidated the results of operations and financial condition of WalkMe K.K. since its inception. Pursuant to an agreement with the holders of the non-controlling interest in WalkMe K.K., beginning in 2027 we may redeem the non-controlling interest, or be required to redeem such interest by the holders thereof, based on a prescribed formula derived from certain financial performance indicators of WalkMe K.K. and the Company. The balance of the redeemable non-controlling interest is reported on our balance sheet below total liabilities but above shareholders’ equity at the greater of the initial carrying amount adjusted for the redeemable non-controlling interest’s share of earnings or losses and other comprehensive income or loss, or its estimated redemption value. As of December 31, 2021 and 2022, the redeemable non-controlling interest of non-controlling interests in WalkMe K.K. amounted to $23.9 million and $8.1 million, respectively.

C.     Research and Development, Patents and Licenses, Etc.

For a discussion of our research and development policies for the last three years, see Item 4.B. “Research and Development” and “Our Intellectual Property” above.

D.     Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2022 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of our future operating results or financial conditions.

E.     Critical Accounting Estimates

We have provided a summary of our significant accounting policies, estimates and judgments in Note 2 to our consolidated financial statements, which are included elsewhere in this Annual Report. The following critical accounting discussion pertains to accounting policies management believes are most critical to the portrayal of our historical financial condition and results of operations and that require significant, difficult, subjective or complex judgments. Other companies in similar businesses may use different estimation policies and methodologies, which may impact the comparability of our financial condition, results of operations and cash flows to those of other companies.

Application of Critical Accounting Policies and Estimates

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

Amortization of sales commissions are included in sales and marketing expenses in the consolidated statements of operations. We have applied the practical expedient in ASC 340-40, Other assets and deferred costs, to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less. We periodically review these deferred contract acquisition costs to determine whether events or changes in circumstances have occurred that could impact the period of benefit.

As of December 31, 2022, we had $66.4 million of deferred contract acquisition costs, of which $26.3 million will be amortized over the next 12 months.

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

Determining the fair value of share-based awards at the grant date requires significant judgment. The determination of the grant date fair value of share-based awards using the option-pricing models was affected by our estimated ordinary share fair value as well as other subjective assumptions including the expected term of the awards, the expected volatility over the expected term of the awards, expected dividend yield and risk-free interest rates. The assumptions used in our option-pricing model represent management’s best estimates. These assumptions and estimates are as follows:

•
Fair Value of Ordinary Shares. For the period in which our ordinary shares were not publicly traded, we estimated the fair value of our ordinary shares based on contemporaneous valuations and other factors deemed relevant by management. After the IPO, the fair value of each ordinary share was based on the closing price of our publicly traded ordinary shares as reported on the date of the grant.

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

The following table reflects the weighted average assumptions used to estimate the fair value of share options and ESPP granted during the years ended December 31, 2021 and 2022:

Year Ended December 31,
	2021	2022
Expected dividend yield	-	-
Expected volatility	41%-60%	60%-91.9%
Expected term (years)	0.57-6.55	0.5-6.98
Risk-free interest rate	0.06-1.06%	0.46-3.88%

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

During the year ended December 31, 2022, we capitalized internal use software development costs in the amount of $5.0 million.

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

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth the name and position of each of our executive officers and directors as of February 28, 2023:
Name	Age	Position

Executive Officers
Dan Adika	37	Chief Executive Officer and Director
Hagit Ynon	51	Chief Financial Officer
Scott Little	55	Chief Revenue Officer
Non-Employee Directors
Michele Bettencourt (1)	62	Chairperson of the Board
Haleli Barath	48	Director
Rafael Sweary	51	Director
Menashe Ezra (3)	70	Director
Ron Gutler (1) (2) (3)	65	Director
Jeff Horing (3)	58	Director
Rory O’Driscoll (2)	58	Director
Michael Risman (3)	54	Director
Roy Saar (1) (2)	52	Director

(1)	Member of the audit committee
(2)	Member of the compensation committee
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

Hagit Ynon has served as our Chief Financial Officer since February 2023. Prior to that, Ms. Ynon served as our interim Chief Financial Officer since September 2022 and as our Executive Vice President, Finance and Operations since September 2019.  Prior to joining WalkMe, Ms. Ynon spent 19 years in various positions in the finance department at NICE Ltd., a public company that provides cloud and on-premises platforms for AI-driven digital business solutions, most recently as Vice President, Corporate Finance.  Before joining NICE Ltd., Ms. Ynon served as an Audit Manager at PricewaterhouseCoopers.  Ms. Ynon holds a B.A. in Management and Accounting and an M.B.A. from the College of Management Academic Studies in Israel and is a registered CPA in Israel.

Scott Little has served as our Chief Revenue Officer since July 2022. Prior to joining our Company, Mr. Little served as Chief Revenue Officer of Software AG, an enterprise SaaS software company, from January 2021 to July 2022 and as Regional President of Sales at Software AG from November 2019 to January 2021. Before that, Mr. Little served in senior sales roles in several technology companies, including interim Head of Sales at Sigga Workforce Technologies, a maintenance optimization software company, from July 2019 to November 2019, Vice President of Sales, North America at Aveva, an IT technology consulting company, from September 2018 to April 2019 and Vice President of Sales, Americas for Commvault, a data protection and management software company, from March 2015 to August 2018.  Mr. Little previously spent 18 years in the sales organization at Oracle Corporation, serving most recently as Group Vice President from June 2008 to March 2015.  Mr. Little holds a B.S. in electrical engineering from Texas A&M University.

Non-Employee Directors

Michele Bettencourt has served as chairperson of our board of directors since December 2022 and as a member of our board of directors since March 2021. From February 2017 to February 2020, Ms. Bettencourt served as Co-Chief Executive Officer of He Said She Said Productions NYC, a film production company which she founded. From August 2014 to February 2018, Ms. Bettencourt also served as chairperson of the board of directors of Imperva, Inc., a cybersecurity company, where she also served as Chief Executive Officer from August 2014 to July 2017. Before that, from November 2010 to March 2014, Ms. Bettencourt served as Chief Executive Officer of Coverity Inc., a software company, through its acquisition by Synopsys, Inc. From January 2006 to October 2009, Ms. Bettencourt served as Senior Vice President of Special Projects at Autonomy Corporation plc. Before that, from 2003 to 2005, Ms. Bettencourt served as Chief Executive Officer of Verity Inc., an enterprise search company, and led the company through its acquisition by Autonomy in 2005. Ms. Bettencourt served on the board of directors of Proofpoint, Inc., an enterprise security company, from April 2012 until January 2017, and on the board of directors of Versant Corporation from January 2012 to December 2012 through its acquisition by Actian Corporation. Ms. Bettencourt holds a B.A. in English from Santa Clara University. We believe that Ms. Bettencourt’s extensive management experience and service on the board of directors of technology companies qualifies her to serve on our board of directors.

Haleli Barath has served as a member of our board of directors since February 2021. Since 2009, Ms. Barath has served as Managing Partner at BFP & Co. law firm which she co-founded. Since 2014, Ms. Barath has served as a General Partner at Cerca Partners, a venture capital firm which she co-founded and she has served as a Managing Partner since 2020. Ms. Barath also served on the board of IM Cannabis Corp., a publicly traded company, from February 2021 until September 2022. Ms. Barath currently serves on the boards of directors of several privately-held companies. Ms. Barath holds a Bachelor of Laws (LL.B.) from Hebrew University in Jerusalem, Israel. We believe that Ms. Barath’s corporate law and business expertise gained from her experience in the legal profession and in the venture capital industry, including her time spent serving on boards of directors of various companies and familiarity with Israeli companies, qualifies her to serve on our board of directors.

Rafael Sweary is our Co-Founder and served as our President from March 2012 to December 2022 and as a member of our board of directors since March 2012. Prior to co-founding our Company, Mr. Sweary served as the Entrepreneur-in-Residence at Ocean Assets from June 2005 to November 2007. Before that, from June 2001 to June 2005, Mr. Sweary served as the President and Chief Executive Officer at Jetro Platforms, an enterprise software company which he co-founded. Mr. Sweary holds a B.A. in economics from the College of Management Academic Studies in Israel and an M.B.A. from the University of Baltimore. We believe that Mr. Sweary’s broad leadership and industry experience and knowledge of our Company qualify him to serve on our board of directors.

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

Ron Gutler has served as a member of our board of directors since October 2020. Mr. Gutler has served on the boards of directors of Fiverr International Ltd. since 2019, Wix.com Ltd. since 2013, and CyberArk Software Ltd. since 2014. From May 2002 through February 2013, Mr. Gutler served as the Chairman of the board of directors of NICE Systems Ltd., a public company specializing in voice recognition, data security and surveillance. Between 2002 and 2011, Mr. Gutler served as the Chairman of G.J.E. 121 Promoting Investments Ltd., a real estate company. Mr. Gutler is a former Managing Director and Partner of Bankers Trust Company, which is currently part of Deutsche Bank. Mr. Gutler holds a B.A. and an M.B.A. from the Hebrew University of Jerusalem. We believe that Mr. Gutler’s extensive management experience serving on the board of directors of technology companies qualifies him to serve on our board of directors.

Jeff Horing has served as a member of our board of directors since December 2015. Since January 1995, Mr. Horing has served as Managing Director at Insight Venture Partners, a private equity firm which he co-founded. Mr. Horing has served on the boards of directors of monday.com Ltd., a software company, since 2017; and JFrog Ltd., a software company, since June 2018; nCino, Inc., a financial technology company, since March 2018; and Alteryx, Inc., a software company, since December 2021. Mr. Horing also currently serves on the boards of directors of several privately-held companies and has previously served on the boards of directors of numerous publicly-held companies, including the board of directors of Tintri, Inc., a software company, from February 2014 to June 2017. Mr. Horing holds a B.S. and B.A. from the University of Pennsylvania’s Moore School of Engineering and the Wharton School, respectively, and an M.B.A. from the M.I.T. Sloan School of Management. We believe that Mr. Horing’s corporate finance and business expertise gained from his experience in the venture capital industry, including his time spent serving on boards of directors of various companies and familiarity with Israeli companies, qualifies him to serve on our board of directors.

Rory O’Driscoll has served as a member of our board of directors since February 2014. Since 2007, Mr. O’Driscoll has served as a Managing Partner at Scale Venture Partners, a venture capital firm. Mr. O’Driscoll previously served as a member of the board of directors of Bill.com Holdings, Inc., a software company, from July 2013 to January 2023. He also previously served on the board of directors of Box, Inc., a data storage and file management software company, from March 2010 to July 2020, and DocuSign, Inc., an eSignature and digital transaction management company, from December 2010 to August 2018. Mr. O’Driscoll currently serves on the boards of directors of several privately held companies. Mr. O’Driscoll holds a B.Sc. in Economics from the London School of Economics. We believe that Mr. O’Driscoll’s extensive experience in the venture capital industry and his knowledge of technology companies qualify him to serve on our board of directors.

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

Board Diversity Matrix As of the date of this Annual Report
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

Compensation of Directors and Executive Officers

The aggregate compensation paid by us and our subsidiaries to our directors and executive officers, including share-based compensation expenses recorded in our financial statements, for the year ended December 31, 2022, was approximately $9.4 million. This amount includes deferred or contingent compensation accrued for such year (and excludes deferred or contingent amounts accrued for during the year ended December 31, 2021 and paid during the year ended December 31, 2022). This amount includes approximately $0.1 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to our directors and executive officers.

During the year ended December 31, 2022, our directors and officers were granted options to purchase an aggregate of 500,947 ordinary shares, at a weighted average exercise price of $13.2 per share, and 356,098 restricted share units under our 2021 Share Incentive Plan.

The following is a summary of the salary expenses and social benefit costs of our five most highly compensated executive officers in 2022, or the “Covered Executives.” All amounts reported reflect the cost to the Company as recognized in our financial statements for the year ended December 31, 2022.

•	Mr. Dan Adika, Chief Executive Officer. Compensation expenses recorded in 2022 of $0.4 million in salary expenses and $0.1 million in social benefits costs.
•	Mr. Rafael Sweary, Director and former President. Compensation expenses recorded in 2022 of $0.4 million in salary expenses and $0.1 million in social benefits costs.
•	Ms. Hagit Ynon, Chief Financial Officer. Compensation expenses recorded in 2022 of $0.4 million in salary expenses and $0.1 million in social benefits costs.
•	Ms. Chelsea Pyrzenski, Chief People Officer. Compensation expenses recorded in 2022 of $0.4 million in salary expenses and $0.1 million in social benefits costs.
•	Mr. Wayne McCulloch, Chief Customer Officer. Compensation expenses recorded in 2022 of $0.4 million in salary expenses and $0.1 million in social benefits costs.

The salary expenses summarized above include the gross salary paid to the Covered Executives, and the benefit costs include the social benefits paid by us on behalf of the Covered Executives, convalescence pay, contributions made by the company to an insurance policy, pension fund or 401(K) fund.

In accordance with our compensation policy, we also paid cash bonuses to our Covered Executives upon compliance with predetermined performance parameters as set by the compensation committee and the board of directors. The 2022 cash bonus expenses for Mr. Dan Adika, Mr. Rafael Sweary, Ms. Hagit Ynon, Ms. Chelsea Pyrzenski and Mr. Wayne McCulloch, as provided for in our 2022 financial statements, were $0.2 million, $0.2 million , $0.1 million, $0.2 million and $0.1 million, respectively.

We recorded equity-based compensation expenses in our financial statements for the year ended December 31, 2022 for Mr. Dan Adika, Mr. Rafael Sweary, Ms. Hagit Ynon, Ms. Chelsea Pyrzenski and Mr. Wayne McCulloch of $4.7 million, $4.7 million, $0.8 million, $0.9 million and $1.6 million, respectively.

All equity-based compensation grants to our Covered Executives were made in accordance with the parameters of our compensation policy and were approved by our compensation committee and board of directors. Assumptions and key variables used in the calculation of such amounts are described in Note 10 to our audited consolidated financial statements included in Item 18 of this Annual Report.

Additionally, we annually pay to each of our non-employee directors a cash retainer of up to $30,000 (or $50,000 for the chairperson) with an additional annual payment for service on board committees as follows: $10,000 (or $20,000 for the chairperson) per membership of the audit committee, or $7,500 (or $15,000 for the chairperson) per membership of the compensation committee and $4,000 (or $8,000 for the chairperson) per membership of the nominating, governance and sustainability committee or any other board committee. In addition, upon election, non-employee directors, will be granted equity awards under our incentive plan at a value of $400,000, which will vest on a monthly basis over a period of three years. In addition, each non-employee director will be granted equity awards under our incentive plan (provided the director is still in office) at a value of $180,000, which will vest on the earlier of the first anniversary of the date on which such options and restricted share units were granted or the date upon which our next annual general meeting of the shareholders is convened, subject to such director’s continued service through such date. Any unvested equity grants will accelerate and fully vest upon the occurrence of a change in control transaction.

Employment and consulting agreements with executive officers and directors

Employment Agreements. We have entered into employment agreements with each of our executive officers who works for us as an employee. These agreements each contain provisions regarding noncompetition, confidentiality of information and assignment of inventions. The enforceability of covenants not to compete is subject to limitations. These agreements also provide for notice periods of varying duration for termination of the agreement by us or by the relevant executive officer, during which time the executive officer will continue to receive base salary and benefits.

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

Equity Awards. Since our inception, we have granted options to purchase our ordinary shares to our executive officers and certain of our directors. In August 2021, we began granting restricted share units, or RSUs, to our executive officers. Such equity agreements may contain acceleration provisions upon certain merger, acquisition or change of control transactions.

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

Equity incentive plans

Restated 2012 Plan

The Restated 2012 Plan was adopted by our board of directors on June 29, 2012, amended as of December 6, 2012, amended and restated on June 4, 2020 and further amended on May 11, 2021. The Restated 2012 Plan provides for the grant of options to our employees, directors, office holders, consultants and other eligible service providers. The Restated 2012 Plan terminated upon the effective date of our initial public offering, or the IPO, and we will not grant any additional awards under the Restated 2012 Plan. However, the Restated 2012 Plan will continue to govern the terms and conditions of the outstanding awards previously granted under the Restated 2012 Plan.

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

Exercise. An option award under the 2021 Plan may be exercised by providing the Company with a written or electronic notice of exercise and full payment of the exercise price for such shares underlying the award, if applicable, in such form and method as may be determined by the administrator and permitted by applicable law. An option award may not be exercised for a fraction of a share. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the 2021 Plan, the administrator may, in its discretion, accept cash, provide for net withholding of shares in a cashless exercise mechanism or direct a securities broker to sell shares and deliver all or a part of the proceeds to the Company or the trustee.

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

Authorized Shares. A total of 1,824,988 of our ordinary shares remains available for sale under the ESPP, subject to adjustment as provided for in the ESPP. In addition, on the first day of each fiscal year beginning with our 2022 fiscal year and through our 2031 fiscal year, such pool of ordinary shares shall be increased by that number of our ordinary shares equal to the lesser of:

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

Additional Jurisdictions. The administrator may adopt, amend and terminate one or more sub-plans to the ESPP to permit employees in a country other than the United States to participate in the ESPP on the terms described in the applicable sub-plan, in compliance with that country’s securities, tax and other laws (including, but not limited to an Israeli appendix as attached to the ESPP); provided, however, that such sub-plans shall be a separate offering from any offering intended to comply with the requirements of Section 423 and in no event shall the provisions of such sub-plans cause the ESPP to fail to satisfy the requirements of Section 423. In the event that employees in a country other than the United States participate in an offering that is intended to comply with the requirements of Section 423, the terms of the offering may be changed for such employees by the administrator if, in order to comply with the laws of a foreign jurisdiction, the terms for such employees are less favorable than the terms of the offering to employees resident in the United States.

Israeli Appendix. The administrator, in its discretion, may grant a right to purchase awards in compliance with Section 102 of the Ordinance to eligible employees who are, or are deemed to be, residents of the State of Israel for Israeli tax purposes.

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

Under our Articles of Association, our board of directors must consist of not less than three but no more than ten directors divided into three classes, as nearly equal in number as practicable, with staggered three-year terms, provided, however, that in the event at any time our board of directors is comprised of nine or less members, the maximum number of members permitted under our Articles of Association shall not exceed nine. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors. At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election, such that from the annual general meeting of 2022 and thereafter, each year the term of office of only one class of directors will expire.

Our directors are divided among the three classes as follows:

•	the Class I directors are Roy Saar, Michael Risman, Menashe Ezra and Dan Adika, and their terms will expire at our annual general meeting of our shareholders to be held in 2025;
•	the Class II directors, are Michele Bettencourt, Rafael Sweary and Rory O’Driscoll, and their terms will expire at our annual general meeting of our shareholders to be held in 2023; and
•	the Class III directors are Jeff Horing, Ron Gutler and Haleli Barath, and their terms will expire at our annual general meeting of our shareholders to be held in 2024.

Our directors are appointed by a simple majority vote of holders of our ordinary shares, participating and voting at an annual general meeting of our shareholders, provided that (i) in the event of a contested election, the method of calculation of the votes and the manner in which the resolutions will be presented to our shareholders at the general meeting will be determined by our board of directors in its discretion, and (ii) in the event that our board of directors does not or is unable to make a determination on such matter, then the directors will be elected by a plurality of the voting power represented at the general meeting in person or by proxy and voting on the election of directors.

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

Our board of directors appointed Michele Bettencourt as chairperson of the board of directors effective December 31, 2022, replacing Dan Adika who, in addition to his role as Chief Executive Officer, served as chairperson of the board of directors from June 2021 until December 2022.

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

An “office holder” is defined in the Companies Law as a general manager, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of such person’s title, a director and any other manager directly subordinate to the general manager. Certain of the persons listed in the table under the section titled “Management-Executive Officers and Directors” are office holders under the Companies Law.

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

•	Reviewing and making recommendations to the Board regarding director compensation;
•	approving and exempting certain transactions regarding office holders’ compensation pursuant to the Companies Law; and
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

•
if the terms of employment include variable components - the possibility of reducing variable components at the discretion of the board of directors and the possibility of setting a limit on the value of non-cash variable equity-based components; and

•
if the terms of employment include severance compensation - the term of employment or office of the office holder, the terms of the office holder’s compensation during such period, the company’s performance during such period, the office holder’s individual contribution to the achievement of the company goals and the maximization of its profits and the circumstances under which he or she is leaving the company.

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

In addition, our compensation policy contains compensation recovery provisions which allow us under certain conditions to recover bonuses paid in excess, enable our Chief Executive Officer to approve an immaterial change in the terms of employment of an executive officer who reports directly to him (provided that the changes of the terms of employment are in accordance with our compensation policy) and allow us to exculpate, indemnify and insure our executive officers and directors to the maximum extent permitted by Israeli law subject to certain limitations set forth therein.

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
•
establishing and maintaining effective corporate governance policies and practices, including, but not limited to, developing and recommending to our board a set of corporate governance guidelines applicable to our business; and

•	overseeing our policies, programs and strategies related to environmental, social and governance matters (“ESG).

Internal Auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor based on the recommendation of the audit committee. The role of the internal auditor is, among other things, to examine whether a company’s actions comply with applicable law and orderly business procedure. Under the Companies Law, the internal auditor cannot be an interested party or an office holder or a relative of an interested party or an office holder, nor may the internal auditor be the company’s independent auditor or its representative. “interested party” is defined in the Companies Law as (i) a holder of 5% or more of the issued share capital or voting power in a company, (ii) any person or entity who has the right to designate one or more directors or to designate the chief executive officer of the company or (iii) any person who serves as a director or as chief executive officer of the company. As of December 31, 2022, Sharon Cohen, CPA from Deloitte IL & Co, a firm in the Deloitte Global Network is acting as our internal auditor.

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

For a description of the approvals required under Israeli law for compensation arrangements of officers and directors, see “-Compensation of Directors and Executive Officers.”

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

An Israeli company may indemnify an office holder in respect of the following liabilities and expenses incurred for acts performed as an office holder, either in advance of an event or following an event, provided a provision authorizing such indemnification is contained in its articles of association:

•
a financial liability imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the above mentioned events and amount or criteria;

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

As of December 31, 2022, we had approximately 1,200 full-time employees. Employee turnover has not had a material impact on our operations to date. None of our employees are represented by a trade or labor union. In certain countries in which we operate, we are subject to local labor law requirements, which may automatically make our employees subject to industry-wide collective bargaining agreements. We have not experienced any work stoppages and we consider our relationship with our employees to be good.

E.	Share Ownership

For information regarding the share ownership of directors and officers, see Item 7.A. “Major Shareholders and Related Party Transactions-Major Shareholders.” For information as to our equity incentive plans, see Item 6.B. “Director, Senior Management and Employees-Compensation- Equity incentive plans.”

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

         Not applicable.

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders

The beneficial ownership of ordinary shares is determined in accordance with the SEC rules and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of February 28, 2023, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 87,861,147 ordinary shares outstanding as of February 28, 2023.

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

Name of Beneficial Owner	Number	%

Principal Shareholders:
Entities Affiliated with Insight Partners(1)	24,253,823	27.6
Entities Affiliated with StepStone Group(2)	10,366,855	11.8
Scale Venture Partners IV, LP(3)	9,429,021	10.7
Entities Affiliated with Mangrove Capital Partners(4)	6,278,354	7.1
Entities Affiliated with Gemini Israel Ventures(5)	7,730,048	8.8
Entities Affiliated with AMBLESIDE S.À R.L.(6)	5,462,245	6.2

Executive Officers and Directors:
Dan Adika(7)	3,244,447	3.6
Hagit Ynon (8)	246,354	*
Scott Little	32,971	*
Michele Bettencourt(9)	23,333	*
Haleli Barath (10)	109,328	*
Rafael Sweary(11)	3,056,433	3.4
Menashe Ezra(12)	7,739,543	8.8
Ron Gutler(13)	39,609	*
Jeff Horing(14)	9,495	*
Rory O’Driscoll(15)	9,435,228	10.7
Michael Risman(16)	-	-
Roy Saar(17)	196,735	*
All directors and executive officers as a group (12 individuals)	24,133,476	26.0

*	Indicates ownership of less than 1%.

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

(2)
Pursuant to Schedule 13/G filed with the SEC on September 20, 2022, consists of (i) 10,366,855 ordinary shares held by StepStone Group LP.  (“StepStone”); (ii) 3,013,139 ordinary shares held by StepStone VC Global Partners VI-A, L.P. (“Global Partners VI-A”); (iii) 1,203,629 ordinary shares held by StepStone VC Global Partners VI-C, L.P. (“Global Partners VI-C”); (iv) 4,216,768 ordinary shares held by StepStone VC General Partner VI, L.P. (“Partners VI GP”); (v) 5,948,813 ordinary shares held by StepStone VC Opportunities III, L.P. (“Opportunities III”); (vi) 5,948,813 ordinary shares held by StepStone VC Opportunities General Partner III, L.P. (“Opportunities III GP”); (vii) 201,274 ordinary shares held by StepStone VC Secondaries Fund IV, L.P. (“Secondaries Fund IV,” and together with Global Partners VI and Opportunities III, the “Funds”) and (viii) 201,274 ordinary shares held by StepStone VC Secondaries General Partner IV, L.P (“Secondaries IV GP”). Partners VI GP is the general partner of Global Partners VI-A and Global Partners VI-C, Opportunities III GP is the general partner of Opportunities III, and Secondaries IV GP is the general partner of Secondaries Fund IV. StepStone is the investment manager of the Funds. StepStone Group Holdings LLC (“StepStone Group Holdings”) is the general partner of StepStone, and StepStone Group Inc. is the sole managing member of StepStone Group Holdings. On September 20, 2021, StepStone Group Inc., a Delaware corporation, and StepStone Group LP, a Delaware limited partnership, completed the acquisition of Greenspring Associates, LLC and certain of its affiliates or subsidiaries (the “StepStone Acquisition”). As a result of the Stepstone Acquisition, StepStone Group LP became the investment manager of the Funds. The address of these entities is 4225 Executive Square, Suite 1600, La Jolla, CA 90237.

(3)
Pursuant to Schedule 13G/A filed with the SEC on February 13, 2023, consists of 9,429,021 ordinary shares held of record by Scale Venture Partners IV, L.P. (“SVP IV”). The general partner of SVP IV is Scale Venture Management IV, L.P. whose general partner is Scale Venture Management IV, LLC (“Scale IV LLC”). Rory O’Driscoll, one of our directors, Andrew Vitus and Stacey Bishop are managers of Scale IV LLC and share voting and dispositive power with respect to the ordinary shares held by SVP IV. The address for these entities is c/o Scale Venture Partners, 950 Tower Lane, Suite 1150, Foster City, California 94404.

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

(5)
Pursuant to Schedule 13G filed with the SEC on February 14, 2023, consists of (i) 7,652,748 ordinary shares held of record by Gemini Israel V Limited Partnership (“Gemini V”) and (ii) 77,300 ordinary shares held of record by Gemini Partners Investors V L.P. (“Gemini Partners”). Gemini Capital Associates V LP (“Gemini Associates LP”) is the general partner of Gemini V and Gemini Capital Associates V GP, Ltd. (“Gemini Associates GP”) is the general partner of Gemini Associates LP. Gemini Israel Funds IV Ltd. is the general partner of Gemini Partners. Yossi Sela and Menashe Ezra are the managing partners of Gemini Associates GP, and Gemini Israel Funds IV Ltd. The address for these entities is 1 Abba Eban Avenue, Merkazim 2001, Bldg A, 3rd Floor, Herzliya Israel.

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

(7)	Consists of 2,876,125 ordinary shares underlying options exercisable within 60 days of February 28, 2023.
(8)	Consists of 208,854 ordinary shares underlying options exercisable within 60 days of February 28, 2023.
(9)	Consists of 23,333 ordinary shares underlying options exercisable within 60 days of February 28, 2023.
(10)	Consists of 23,328 ordinary shares underlying options exercisable within 60 days of February 28, 2023.
(11)	Includes (a) 1,133,305 ordinary shares held by Brooks S.M. Projects Ltd. and (b) 1,915,628 ordinary shares underlying options exercisable within 60 days of February 28, 2023.
(12)
Includes (a) ordinary shares beneficially held by entities affiliated with Gemini Israel Ventures as set forth in footnote (5) above, (b) 3,288 ordinary shares and (c) 6,207 ordinary shares underlying options exercisable within 60 days of February 28, 2023.

(13)	Consists of 39,609 ordinary shares underlying options exercisable within 60 days of February 28, 2023.
(14)
Consists of 6,207 ordinary shares underlying options exercisable within 60 days of February 28, 2023. Does not include the ordinary shares beneficially held by entities affiliated with Insight Partners as set forth in footnote (1) above.

(15)
Includes (a) ordinary shares beneficially held by entities affiliated with Scale Venture Partners IV, LP as set forth in footnote (3) above, and (b) 6,207 ordinary shares underlying options exercisable within 60 days of February 28, 2023.

(16)	Does not include the ordinary shares beneficially held by entities affiliated with Ambleside as set forth in footnote (6) above
(17)
Consists of 6,207 ordinary shares underlying options exercisable within 60 days of February 28, 2023. Does not include the ordinary shares beneficially held by entities affiliated with Mangrove Capital Partners as set forth in footnote (4) above.

Significant Changes in Ownership

To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder during the past three years.

Voting Rights

Neither our major shareholders nor our directors and executive officers will have different or special voting rights with respect to their ordinary shares.

Registered Holders

As of February 28, 2023, approximately 75% of our outstanding shares were held by 133 holders of records in the United States (including Cede & Co., the nominee of the Depository Trust Company). The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

Change in Control Arrangements

We are not aware of any arrangement that may at a subsequent date, result in a change of control of the Company.

B.	Related Party Transactions

The following is a description of our related party transactions as defined under Item 7.B of Form 20-F, since January 1, 2020.

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

The following table summarizes the  Series F preferred shares purchased by holders of more than 5% of our share capital, our executive officers, members of our board of directors and any entities affiliated with our executive officers or a member of our board of directors, as of the date of this Annual Report:

	Series F Preferred Shares
Shareholder(1)	Shares Purchased	Aggregate Purchase Price
Entities Affiliated with Insight Partners(2)	911,886	$20.0 million
Entity Affiliated with Vitruvian Partners(3)	3,191,601	$70.0 million

(1)	Additional details regarding certain of these shareholders and their equity holdings are provided in this Annual Report under the caption “Major Shareholders.”
(2)	Jeff Horing, a member of our board of directors, is a member of the board of managers of Insight Holdings Group LLC.
(3)	Michael Risman, a member of our board of directors, is the managing partner of Vitruvian Partners.

Rights of Appointment Pre-IPO

Our board of directors currently consists of ten directors. Pursuant to our articles of association in effect prior to our IPO, certain of our shareholders, including our related parties, had rights to appoint members of our board of directors. See the section titled “Management-Appointment Rights.”

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

For each of the years ended December 31, 2020, 2021 and 2022, we paid BFP & Co. (“BFP”), our external corporate counsel, consideration of approximately $320,000, $920,000, $145,000, respectively, for legal services. Haleli Barath, a member of our board of directors, is a partner at BFP.

Agreements with Directors and Officers

Employment and Consulting Agreements. We have entered into written employment agreements with each of our executive officers. See Item 6. “Management-Employment and Consulting Agreements with Executive Officers.”

Awards. Since our inception, we have granted options to purchase our ordinary shares to our executive officers and certain of our directors. Such option agreements may contain acceleration provisions upon certain merger, acquisition or change of control transactions and other circumstances. We describe our option plans under “Management-Share Option Plans.”

Exculpation, Indemnification and Insurance. Our Articles of Association permit us to exculpate, indemnify and insure certain of our office holders to the fullest extent permitted by the Companies Law. We have entered into agreements with certain office holders, exculpating them from a breach of their duty of care to us to the fullest extent permitted by law and undertaking to indemnify them to the fullest extent permitted by law, subject to certain exceptions, including with respect to liabilities resulting from the IPO to the extent that such liabilities are not covered by insurance. See Item 6. “Directors, Senior Management and Employees-Exculpation, Insurance and Indemnification of Directors and Officers.”

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

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See Item 18. “Financial Statements.”

Legal and Arbitration Proceedings

From time to time, we may be involved in various claims and legal proceedings arising from the normal course of our business activities and operations. Other than as noted below, we are not presently a party to any litigation the outcome of which, we believe, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, cash flows or financial condition. Defending such proceedings is costly and can impose a significant burden on management and employees. The outcomes of any such claims or proceedings, regardless of the merits, is inherently uncertain and can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

On October 21, 2022, a former employee filed a putative class action in the Superior Court for the City and County of San Francisco, based on claims that she was misclassified as an exempt employee and that the Company failed to properly reimburse for business expenses, failed to pay the proper rate of pay for paid sick leave, and other claims related to the payment of commissions and derivative of the misclassification claim.  On December 16, 2022, the plaintiff filed a First Amended Complaint, adding a cause of action for civil penalties under California’s Private Attorneys General Act (California Labor Code Section 2698, et. seq.) seeking to recover civil penalties on behalf of herself, other WalkMe employees, and the State of California, for alleged violations of California’s Labor Code violations.  The suit seeks monetary and non-monetary damages, including punitive damages, as well as disgorgement of profits, penalties, interest, and attorneys’ fees on behalf of plaintiff and others similarly situated.  The Company filed its Answer on January 19, 2023. Although this proceeding is at preliminary stages, the Company believes this lawsuit is without merit and intends to vigorously contest these claims. While the outcome of any complex legal proceeding is inherently unpredictable and subject to significant uncertainties, based upon information presently known to management, the Company believes that the potential liability, if any, will not have a material adverse effect on the Company’s financial condition, cash flows, or results of operations.

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

Payment of dividends may be subject to Israeli withholding taxes. See Item 10.E. “Taxation-Israeli Tax Considerations” for additional information.

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

Except as disclosed below or otherwise disclosed in this Annual Report (including the Exhibits), we are not currently, nor have we been for the two years immediately preceding the date of this Annual Report, party to any material contract, other than contracts entered into in the ordinary course of business.

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

Israeli Tax Considerations

General corporate tax structure in Israel

Israeli companies are generally subject to corporate tax. The standard corporate tax rate in 2022 was 23%. However, the effective tax rate payable by a company that derives income from an , a "Preferred Enterprise",  a “Special Preferred Enterprise”, a “Preferred Technological Enterprise”, or a "Special Preferred Technology Enterprise" (as discussed below) may be considerably less. Capital gains derived by an Israeli company are generally subject to the prevailing corporate tax rate.

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

Pursuant to the 2011 Amendment, a Preferred Company was entitled to a reduced corporate tax rate of 15% with respect to its income derived from its Preferred Enterprise in 2011 and 2012, unless the Preferred Enterprise is located in a certain development zone, in which case the rate was 10%. Under the 2011 Amendment, together with amendments to the Investment Law from 2014 and 2017, such corporate tax rate was reduced from 15% and 10%, respectively, to 12.5% and 7%, respectively, in 2013, 16% and 9% respectively, in 2014, 2015 and 2016, and 16% and 7.5%, respectively, in 2017 and thereafter. Income derived by a Preferred Company from a “Special Preferred Enterprise” (as such term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to further reduced tax rates of 8%, or 5% if the Special Preferred Enterprise is located in a certain development zone. Since January 1, 2017, the definition for “Special Preferred Enterprise” includes less stringent conditions.

Dividends distributed from preferred income which is attributed to a “Preferred Enterprise”  or to a "Special Preferred Enterprise" should generally be subject to withholding tax at source at the following rates: (i) Israeli resident corporations-0%, (although, if such dividends are subsequently distributed to individuals or a non-Israeli company the below rates detailed in sub sections (ii) and (iii) shall apply), (ii) Israeli resident individuals-20% and (iii) non-Israeli residents (individuals and corporations)- subject to the receipt in advance of a valid certificate from the Israel Tax Authority (“ITA”) allowing for a reduced tax rate, 20% or such lower rate as may be provided under the provisions of any applicable double tax treaty.

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

The 2017 Amendment provides that a technology company satisfying certain conditions should qualify as a Preferred Technological Enterprise (“PTE”) and thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technological Income,” as defined in the Investment Law. The tax rate is further reduced to 7.5% for a PTE located in development zone “A”. In addition, a PTE will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefited Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefited Intangible Assets were acquired from a foreign company after January 1, 2017 for at least NIS 200 million, and the sale received prior approval from the National Authority for Technological Innovation previously known as the Israeli Office of the Chief Scientist), to which we refer as IIA.

The 2017 Amendment further provides that a technology company satisfying certain conditions (group turnover of at least NIS 10 billion) should qualify as a “Special Preferred Technological Enterprise” and will thereby enjoy a reduced corporate tax rate of 6% on “Preferred Technological Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technological Enterprise should enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefited Intangible Assets” to a related foreign company if the Benefited Intangible Assets were either developed by the Special Preferred Enterprise or acquired from a foreign company after January 1, 2017, and the sale received prior approval from IIA. A Special Preferred Technological Enterprise that acquires Benefited Intangible Assets from a foreign company for more than NIS 500 million should be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

Dividends distributed to Israeli shareholders by a PTE or a Special Preferred Technology Enterprise, paid out of Preferred Technological Income, should generally subject to withholding tax at source at the rate of 20% (in the case of non-Israeli shareholders- subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate, 20%, or such a lower rate as may be provided in an applicable tax treaty). However, if such dividends are paid to an Israeli company, no tax is generally required to be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, the aforesaid should apply). If such dividends are distributed to a foreign company that holds solely or together with other foreign companies 90% or more in the Israeli company and other conditions are met, the withholding tax rate should be 4% (or such lower rate as may be provided in an applicable tax treaty, in either case, subject to the receipt in advance of a valid certificate from the ITA allowing for such reduced tax rate).

Currently we have not exhausted the benefits we believe we may qualify for as a PTE and continue to examine the degree to which we may qualify as a PTE, the amount of Preferred Technological Income that we may have and other benefits that we may receive from the 2017 Amendment in the future.

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

Real Capital Gain accrued by individuals from the sale of our shares should generally be taxed at the rate of 25%. However, if the individual shareholder is a “substantial shareholder” (as defined below) at the time of sale or at any time during the preceding 12-month period, such capital gain should be taxed at the rate of 30%. Furthermore, where an individual claimed real interest expenses and linkage differentials on securities, the capital gain on the sale of the securities should be taxed at a rate of 30%. Real Capital Gain derived by corporations should generally be subject to the corporate tax rate (23% in 2022).

   Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation and a marginal tax rate of up to 47% for an individual in 2022, excluding surtax as discussed below) unless contrary provisions in a relevant tax treaty applies.

A non-Israeli resident who derives capital gains from the sale of shares in an Israeli resident company that were purchased upon or after the company was listed for trading on a stock exchange outside of Israel, should be exempt from Israeli capital gains tax so long as the capital gain derived from the sale of shares was not attributed to a permanent establishment that the non-Israeli resident maintains in Israel. However, non-Israeli entities (including corporations) should not be entitled to the foregoing exemption if Israeli residents: (i) have a controlling interest of more than 25% in such non-Israeli entity or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. In addition, such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

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

Surtax. Subject to the provisions of an applicable tax treaty, individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual taxable income (including, but not limited to, dividends, interest and capital gain) exceeding NIS 663,240 for 2022, which amount is linked to the annual change in the Israeli consumer price index.

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

Distributions

Subject to the discussion under “-Passive Foreign Investment Company Considerations” below, the gross amount of any distribution made to you with respect to our ordinary shares before reduction for any Israeli taxes withheld therefrom, generally will be includible in your income as dividend income on the date on which the dividends are actually or constructively received, to the extent such distribution is paid out of our current or accumulated earnings and profits as determined under United States federal income tax principles. To the extent that the amount of any distribution by us exceeds our current and accumulated earnings and profits as determined under United States federal income tax principles, it will be treated first as a tax-free return of your adjusted tax basis in our ordinary shares and thereafter as capital gain. However, we do not expect to maintain calculations of our earnings and profits under United States federal income tax principles and, therefore, you should expect that the entire amount of any distribution generally will be taxable as dividend income to you. Non-corporate U.S. Holders may qualify for the lower rates of taxation with respect to dividends on ordinary shares applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year), provided that we are not a PFIC (as discussed below under “-Passive Foreign Investment Company Considerations”) with respect to you in our taxable year in which the dividend was paid or in the prior taxable year and certain other conditions are met, including certain holding period requirements and the absence of certain risk reduction transactions. However, such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. You should consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our shares.

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

Sale, Exchange or Other Disposition of Ordinary Shares

Subject to the discussion under “-Passive Foreign Investment Company Considerations” below, you generally will recognize gain or loss on the sale, exchange or other disposition of our ordinary shares equal to the difference between the amount realized on such sale, exchange or other disposition and your adjusted tax basis in our ordinary shares, and such gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, capital gain from the sale, exchange or other disposition of ordinary shares is generally eligible for a preferential rate of taxation applicable to capital gains, if your holding period for such ordinary shares exceeds one year (i.e., such gain is long-term capital gain). The deductibility of capital losses for United States federal income tax purposes is subject to limitations under the Code. Any such gain or loss that a U.S. Holder recognizes generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes.

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

Based on the composition of our income, assets and operations, we do not believe that we were a PFIC for the taxable year ended December 31, 2022. However, our status as a PFIC requires a factual determination that depends on, among other things, our income, assets and operations in each year. Fluctuations in the market price of our ordinary shares may cause our classification as a PFIC for the current or future taxable years to change because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our shares from time to time (which may be volatile). Among other matters, if our market capitalization subsequently declines, it may make our classification as a PFIC more likely for the current or future taxable years. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Therefore, there can be no assurance that we will not be treated as a PFIC for our current taxable year or any future taxable year.

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

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within four months after the end of each subsequent fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm. We also intend to furnish certain other material information to the SEC under cover of Form 6-K.

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

I.	Subsidiary Information

Not applicable.

J.	Annual Report to Security Holders

Not applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk from changes in exchange rates, interest rates and inflation. All of these market risks arise in the ordinary course of business, as we do not engage in speculative trading activities. The following analysis provides additional information regarding these risks.

Interest rate risk

Our investments are subject to market risk due to changes in interest rates, which may affect our interest income and fair market value of our investments. To minimize this risk, we maintain our portfolio in a variety of high-grade securities, including U.S. treasury bonds and government agencies. The primary objectives of our investment activities are to support liquidity, preserve principal and to maximize income without significantly increasing risk.

As of December 31, 2022, we had $304.9 million of cash and cash equivalent, bank deposits and marketable securities. Interest-earning instruments carry a degree of interest rate risk. However, our historical interest income has not fluctuated significantly. A hypothetical 10% change in interest rates would not have had a material impact on our financial results for the years ended December 30, 2021 and 2022. We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure.

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

A decrease of 10% in the U.S. dollar/NIS exchange rate would have increased our cost of revenue and operating expenses by 2.2% for the year ended December 31, 2022. If the NIS fluctuates significantly against the U.S. dollar, it may have a negative impact on our results of operations.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

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

Item 15. Controls and Procedures

Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”)) that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2022. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2022, our disclosure controls and procedures were effective to accomplish their objectives at the reasonable assurance level.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting (as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act). Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that, as of December 31, 2022, our internal control over financial reporting was effective.

Attestation Report of the Registered Public Accounting Firm

This Annual Report on Form 20-F does not include an attestation report of our independent registered public accounting firm due to a transition period established by rules of the SEC for emerging growth companies.

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

We granted no waivers under our Code of Ethics and Conduct in 2022.

Item 16C. Principal Accountant Fees and Services

The consolidated financial statements of WalkMe Ltd. as of December 31, 2021 and 2022, and for each of the three years in the period ended December 31, 2022, appearing in this Annual Report have been audited by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The current address of Kost Forer Gabbay & Kasierer is 144 Menachem Begin Road, Building A, Tel Aviv 6492101, Israel.

The table below sets out the total amount of services rendered to us by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, for services performed in the years ended December 31, 2021 and 2022, and breaks down these amounts by category of service:

	Year ended December 31,
	2021	2022
	(in thousands)
Audit Fees	$1,110	$500
Audit Related Fees	-
Tax Fees	65	39
All Other Fees	23	-
Total	$1,198	$539

Audit Fees

Audit fees for the years ended December 31, 2022 and 2021 consisted of fees for professional services provided in connection with the audit of our annual consolidated financial statements and audit services that are normally provided by an independent registered public accounting firm in connection with statutory and regulatory filings or engagements for those years. The audit fees for the year ended 2021 include fees for professional services provided in connection with our initial public offering incurred during the year ended December 31, 2021.

Tax Fees

Tax fees for the years ended December 31, 2022 and 2021 refer to professional services rendered by our auditors, which include ongoing tax advisory, tax compliance and tax consulting associated with transfer pricing.

All Other Fees

All other fees for the years ended December 31, 2022 and 2021 consisted of fees for services provided in connection with the assessment and reports of our compliance programs.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountant

None.

Item 16G. Corporate Governance

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act) and our ordinary shares are listed on the Nasdaq Global Select Market. Under the Listing Rules of the Nasdaq Stock Market, listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by the Listing Rules of the Nasdaq Stock Market with limited exceptions. We rely on this “home country practice exemption” with respect to the quorum requirement for shareholder meetings. Whereas under the Listing Rules of the Nasdaq Stock Market, a quorum requires the presence, in person or by proxy, of holders of at least 331/3% of the total issued outstanding voting power of our shares at each general meeting of shareholders, pursuant to our Articles of Association, and as permitted under the Companies Law, the quorum required for a general meeting of shareholders consists of at least two shareholders present in person or by proxy in accordance with the Companies Law, who hold or represent at least 331/3% of the total outstanding voting power of our shares, except if (i) any such general meeting of shareholders was initiated by and convened pursuant to a resolution adopted by the board of directors and (ii) at the time of such general meeting, we qualify to use the forms and rules of a “foreign private issuer,” the requisite quorum will consist of two or more shareholders present in person or by proxy who hold or represent at least 25% of the total outstanding voting power of our shares (and if the meeting is adjourned for a lack of quorum, the quorum for such adjourned meeting will be, subject to certain exceptions, any number of shareholders).

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

Item 19. Exhibits

			Incorporation by Reference
						Filed /
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Furnished
1.1	Amended and Restated Articles of Association of the Registrant.	20-F	001-40490	1.1	3/24/2022
2.1	Description of Securities.	20-F	001-40490	2.1	3/24/2022
2.2	Specimen share certificate.	F-1/A	333-256219	4.1	6/7/2021
4.1†	Form of Indemnification Agreement between the Registrant and its directors and officers.	F-1/A	333-256219	10.5	6/7/2021
4.2†	Restated 2012 Share Option Plan.	F-1/A	333-256219	10.1	5/17/2021
4.3†	2021 Share Incentive Plan.	F-1/A	333-256219	10.2	5/17/2021
4.4†	2021 Employee Share Purchase Plan.	F-1/A	333-256219	10.3	5/17/2021
4.5†	Compensation Policy for Officers and Directors.	F-1/A	333-256219	10.4	5/17/2021
4.6	2021 Amended and Restated Investor Rights Agreement, dated as of June 10, 2021, by and among the Registrant and the parties named in Schedule 1 thereto.	F-1/A	333-256219	4.2	6/14/2021
8.1	List of subsidiaries of the Registrant.
12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					*
12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*
13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**
13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**
15.1	Consent of Kost, Forer, Gabbay and Kasierer, a member of Ernst & Young Global.					*
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.					*
101.SCH	Inline XBRL Taxonomy Extension Schema Document.					*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.					*
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.					*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.					*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.					*
104	Inline XBRL for the cover page of this Annual Report on Form 20-F, included in the Exhibit 101 Inline XBRL Document Set.					*

*	Filed herewith.
**	Furnished herewith.
†	Indicates management contract or compensatory plan or arrangement.

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

WALKME LTD.

Date: March 14, 2023	By:	/s/ Dan Adika
	Name:	Dan Adika
	Title:	Chief Executive Officer

Date: March 14, 2023	By:	/s/ Hagit Ynon
	Name:	Hagit Ynon
	Title:	Chief Financial Officer

WALKME LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

IN U.S. DOLLARS IN THOUSANDS

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of WalkMe Ltd. (and its subsidiaries)

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of WalkMe Ltd. (and its subsidiaries) (the Company) as of December 31, 2022, and 2021, the related consolidated statements of operations, comprehensive loss, convertible preferred shares and shareholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

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

Tel-Aviv, Israel
March 14, 2023

WALKME LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except share and per share data)

	December 31,
	2022	2021

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$94,105	$276,889
Short-term deposits	125,231	65,478
Short-term marketable securities	42,187	-
Trade receivables, net of allowances of $2,557 and $2,588	45,024	37,754
Prepaid expenses and other assets	32,207	28,064
Short-term restricted deposits	323	295

Total current assets	339,077	408,480

NON-CURRENT ASSETS:

Other assets	40,524	36,412
Long-term marketable securities	43,334	-
Long-term restricted deposits	170	544
Property and equipment, net	13,268	10,885
Operating lease right-of-use assets	7,003	-
Intangible assets, net	349	1,815
Goodwill	1,481	1,481

Total non-current assets	106,129	51,137

TOTAL ASSETS	$445,206	$459,617

The accompanying notes are an integral part of the consolidated financial statements.

WALKME LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except share and per share data)

	December 31,
	2022	2021

LIABILITIES, REDEEMABLE NON-CONTROLLING INTEREST AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:

Trade payables	$5,957	$6,592
Employees and payroll accruals	30,720	34,648
Accrued expenses and other liabilities	17,685	14,662
Operating lease liabilities short-term	5,009	-
Deferred revenues	108,097	86,024

Total current liabilities	167,468	141,926

NON-CURRENT LIABILITIES:

Deferred revenues	1,613	1,288
Deferred tax liabilities, net	7,330	4,795
Other liabilities	2,708	2,097
Operating lease liabilities Long-term	3,833	-

Total non-current liabilities	15,484	8,180

TOTAL LIABILITIES	182,952	150,106

COMMITMENTS AND CONTINGENT LIABILITIES (note 7)
REDEEMABLE NON-CONTROLLING INTEREST	8,080	23,901

SHAREHOLDERS’ EQUITY:
Ordinary shares of no par value - Authorized: 900,000,000 shares at December 31, 2022 and 2021; Issued and outstanding: 86,780,082 and 83,754,006 shares at December 31, 2022 and 2021, respectively	-	-
Additional paid-in capital	688,636	610,193
Accumulated other comprehensive income (loss)	(1,817)	455
Accumulated deficit	(432,645)	(325,038)
Total shareholders’ equity	254,174	285,610
TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTEREST AND SHAREHOLDERS’ EQUITY	$445,206	$459,617

The accompanying notes are an integral part of the consolidated financial statements.

WALKME LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2022	2021	2020

Revenues
Subscription	$220,972	$175,328	$130,303
Professional services	24,034	17,975	18,003
Total revenues	245,006	193,303	148,306

Cost of revenues
Subscription	25,990	24,025	19,141
Professional services	27,894	22,632	20,017
Total cost of revenues	53,884	46,657	39,158

Gross profit	191,122	146,646	109,148

Research and development	59,468	48,160	31,560
Sales and marketing	176,307	127,719	87,208
General and administrative	65,188	48,557	33,541

Total operating expenses	300,963	224,436	152,309

Operating loss	(109,841)	(77,790)	(43,161)

Financial income (expense), net	5,322	(9)	(156)
Loss before income taxes	(104,519)	(77,799)	(43,317)

Income taxes	(3,831)	(2,494)	(1,708)

Net loss	(108,350)	(80,293)	(45,025)

Net loss attributable to non-controlling interest	(743)	(1,169)	(1,311)
Adjustment attributable to non-controlling interest	(14,979)	16,689	5,487
Deemed dividend to ordinary shareholders	-	-	4,569
Net loss attributable to WalkMe Ltd.	(92,628)	(95,813)	(53,770)

Net loss per share attributable to WalkMe Ltd. basic and diluted	$(1.09)	$(1.85)	$(4.07)

Weighted-average shares used in computing net loss per share attributable to ordinary shareholders, basic and diluted	85,116,424	51,763,032	13,217,183

The accompanying notes are an integral part of the consolidated financial statements.

WALKME LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2022	2021	2020

Net loss	$(108,350)	$(80,293)	$(45,025)
Other comprehensive income (loss):
Foreign currency translation adjustments	(202)	(546)	205
Change in net unrealized gains on marketable securities	11	-	-
Unrealized gain (loss) on cash flow hedge	(2,180)	602	-
Other comprehensive income (loss)	(2,371)	56	205
Comprehensive loss	(110,721)	(80,237)	(44,820)

Less comprehensive loss attributable to redeemable non-controlling interest:

Net loss attributable to redeemable non-controlling interest	(743)	(1,169)	(1,311)
Foreign currency translation adjustments attributable to redeemable non-controlling interest	(99)	(266)	100
Comprehensive loss attributable to redeemable non-controlling interest	(842)	(1,435)	(1,211)
Comprehensive loss attributable to WalkMe Ltd.	$(109,879)	$(78,802)	$(43,609)

The accompanying notes are an integral part of the consolidated financial statements.

WALKME LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY (DEFICIT)
U.S. dollars in thousands (except share and per share data)

					Additional paid-in	Accumulated other comprehensive
	Convertible preferred shares		Ordinary shares				Accumulated	Total shareholder's
	Number	Amount	Number	Amount	capital	Income (loss)	deficit	equity (deficit)
Balance as of December 31, 2019	56,969,441	$261,995	12,481,053	$-	$7,636	$26	$(197,631)	$(189,969)
Issuance of Series F convertible preferred shares, net	1,755,139	38,495	-	-	-	-	-	-
Exercise of share options	-	-	1,291,947	-	789	-	-	789
Share-based compensation	-	-	-	-	14,017	-	-	14,017
Deemed dividend to ordinary shareholders	-	-	-	-	4,569	-	(4,569)	-
Other comprehensive income	-	-	-	-	-	105	-	105
Net loss attributable to WalkMe Ltd. including adjustment to redeemable non-controlling interest	-	-	-	-	(5,487)	-	(43,714)	(49,201)

Balance as of December 31, 2020	58,724,580	$300,490	13,773,000	$-	$21,524	$131	$(245,914)	$(224,259)
Issuance of Series F convertible preferred shares, net	455,942	10,000	-	-		-	-	-
Issuance of ordinary shares in connection with asset acquisition	-	-	33,150	-	776	-	-	776
Conversion of convertible preferred shares to ordinary shares upon initial public offering	(59,180,522)	(310,490)	59,180,522	-	310,490	-	-	310,490
Issuance of ordinary shares upon initial public offering, net of underwriting discounts and commissions and other issuance costs	-	-	9,250,000	-	263,911	-	-	263,911
Exercise of share options and vested RSUs	-	-	1,517,334	-	2,849	-	-	2,849
Share-based compensation	-	-	-	-	27,332	-	-	27,332
Other comprehensive income	-	-	-	-		324	-	324
Net loss attributable to WalkMe Ltd. including adjustment to redeemable non-controlling interest	-	-	-	-	(16,689)	-	(79,124)	(95,813)

Balance as of December 31, 2021	-	$-	83,754,006	$-	$610,193	$455	$(325,038)	$285,610
Exercise of share options and vested RSUs	-	-	2,358,586	-	5,036	-	-	5,036
Issuance of ordinary shares under Employee Share Purchase Plan	-	-	667,490	-	7,656	-	-	7,656
Share-based compensation	-	-	-	-	50,772	-	-	50,772
Other comprehensive loss	-	-	-	-	-	(2,272)	-	(2,272)
Net loss attributable to WalkMe Ltd. including adjustment to redeemable non-controlling interest	-	-	-	-	14,979	-	(107,607)	(92,628)

Balance as of December 31, 2022	-	$-	86,780,082	$-	$688,636	$(1,817)	$(432,645)	$254,174

The accompanying notes are an integral part of the consolidated financial statements.

WALKME LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOW

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2022	2021	2020
Cash flows from operating activities:
Net loss	$(108,350)	$(80,293)	$(45,025)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation	50,104	27,332	14,017
Depreciation, amortization and impairments	7,878	4,773	4,710
Operating lease right-of-use assets and liabilities, net	(551)	-	-
Finance income	(1,758)	(59)	(189)
Amortization of premium and accretion of discount on marketable securities, net	(370)	-	-
Decrease (increase) in trade receivables, net	(7,417)	(6,976)	1,657
Increase in prepaid expenses and other assets	(8,882)	(29,763)	(6,981)
Increase (decrease) in trade payables	(354)	906	4,450
Increase (decrease) in employees and payroll accruals	(5,782)	15,010	5,003
Increase in accrued expenses and other liabilities	3,215	4,574	7,941
Increase in deferred revenues	22,924	28,577	5,220
Deferred taxes, net	2,535	1,694	544

Net cash used in operating activities	(46,808)	(34,225)	(8,653)

Cash flows from investing activities:

Purchase of intangible assets	-	(1,338)	-
Capitalization of software development costs	(4,260)	(3,912)	(1,530)
Purchase of property and equipment	(2,867)	(2,642)	(822)
Investment in short-term deposits	(170,500)	(66,260)	(44,000)
Proceeds from short-term deposits	112,257	45,003	-
Investment in restricted deposits	-	(1,298)	-
Proceeds from restricted deposits	295	2,924	623
Investment in marketable securities	(84,881)	-	-

Net cash used in investing activities	(149,956)	(27,523)	(45,729)

Cash flows from financing activities:

Proceeds from initial public offering, net of underwriting discounts and commissions and other issuance costs	-	263,922	-
Proceeds from exercise of options	5,074	2,867	789
Proceeds from employees share purchase plan	9,717	-	-
Investment from redeemable non-controlling interest	-	-	2,330
Issuance of preferred shares, net of issuance costs	-	10,000	38,495

Net cash provided by financing activities	14,791	276,789	41,614
Effect of foreign currency exchange rate changes on cash, cash equivalents, and restricted cash	(850)	(685)	248
Increase (decrease) in cash, cash equivalents and restricted cash	(182,823)	214,356	(12,520)
Cash, cash equivalents and restricted cash - beginning of year	277,251	62,895	75,415

Cash, cash equivalents and restricted cash - end of year	$94,428	$277,251	$62,895
Supplemental disclosures of cash flow information:
Cash paid for income taxes, net of refunds	$(572)	$365	$-
Supplemental disclosures of noncash investing and financing activities:
Lease liabilities arising from obtaining right-of-use-assets	$14,240	$-	$-
Purchase of property and equipment, accrued but not paid	$268	$180	$191
Issuance of ordinary shares in connection with asset acquisition	$-	$776	$-
Conversion of convertible preferred shares	$-	$310,490	$-
Reconciliation of cash, cash equivalents and restricted cash within the consolidated balance sheets to the amounts shown in the consolidated statements of cash flows above:
Cash and cash equivalents	$94,105	$276,889	$62,328
Restricted cash – included in short-term and long-term restricted deposits.	$323	$362	$567
	$94,428	$277,251	$62,895

The accompanying notes are an integral part of the consolidated financial statements.

WALKME LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:           GENERAL

WalkMe Ltd. (together with its subsidiaries, The "Company") was incorporated under the laws of Israel and commenced its operations on October 26, 2011. The Company provides a cloud-based Digital Adoption Platform that enables organizations to better realize the value of their software investments. The Digital Adoption Platform drives the success of digital transformation initiatives by empowering the Company’s customers with critical business insights to increase software adoption and improve user experiences for their employees and customers. WalkMe Ltd. has subsidiaries in the US, Australia, United Kingdom, Singapore, Canada, Germany, and Japan.

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

NOTE 2:          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

Most of the Company’s revenues and costs are denominated in U.S. dollar. The Company’s management believes that the dollar is the primary currency of the economic environment in which the Company operate, thus, the functional and reporting currency of the Company is the U.S. dollar, with the exception of its Japanese subsidiary, for which the Japanese Yen is the functional currency. Accordingly, monetary accounts maintained in currencies other than the U.S. dollar are re-measured into U.S. dollars in accordance with Accounting Standard Codification ("ASC") No. 830 "Foreign Currency Matters." All transaction gains and losses of the re-measured monetary balance sheet items are reflected in the consolidated statements of operations as financial income or expenses, as appropriate.

The financial statements of the Japanese subsidiary are translated to U.S. dollars using the balance sheet date exchange rates for assets and liabilities, historical rates of exchange for equity, and average exchange rates in the period for revenues and expenses. The effects of foreign currency translation adjustments are included in shareholders’ equity as a component of accumulated other comprehensive income (loss) in the accompanying consolidated balance sheets.

WALKME LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

d.	Cash and cash equivalents:

Cash equivalents are short-term, highly liquid investments that are readily convertible to cash with original maturities of three months or less, at the date acquired. As of December 31, 2022 and 2021, the Company’s cash and cash equivalents consisted of $46,105 and $59,770 of cash held in the Company’s checking accounts and $48,000 and $217,119 bank deposits with original maturities of three months or less, respectively.

e.	Short-term bank deposits:

Short-term bank deposits are deposits with maturities of more than three months and less than one year. As of December 31, 2022 and 2021, the Company’s bank deposits are denominated in U.S. dollars and bears yearly interest at weighted average rates of 4.84% and 0.74%. Short-term bank deposits are presented at their cost, including accrued interest.

f.	Restricted deposits:

These deposits are used as security for rental of premises and classified according to the lease agreements’ term.

g. Investments in marketable securities:

The Company accounts for investments in marketable securities in accordance with ASC No. 320, “Investments - Debt Securities”. Management determines the appropriate classification of its investments at the time of purchase and reevaluates such determinations at each balance sheet date. The Company classifies all of its marketable securities as available-for-sale (“AFS”) as the Company may sell these securities at any time for use in its current operations or for other purposes, even prior to maturity. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, reported in accumulated other comprehensive income (loss) in shareholders' equity. Realized gains and losses on sale of investments are included in financial income, net and are derived using the specific identification method for determining the cost of securities sold.

The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization together with interest on securities is included in financial income, net. For unrealized losses in marketable securities that the Company does not intend to sell before maturity, the Company further evaluates whether declines in fair value below amortized cost are due to credit or non-credit related factors. As of December 31, 2022 there was no other-than-temporary-impairment charge for any unrealized losses.

h.	Fair value of financial instruments:

The Company applies ASC No. 820, "Fair Value Measurements and Disclosures" ("ASC No. 820"), with respect to fair value measurements of all financial assets and liabilities.

The accounting guidance for fair value provides a framework for measuring fair value, clarifies the definition of fair value, and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

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

NOTE 2:          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

Cash equivalents, short term deposits, short term restricted deposit, trade receivable, trade payable, employee and payroll accruals and accrued expenses are stated at their carrying value, which approximates fair value due to the short time to the expected receipt or payment date.

i.	Concentration of credit Risk:

Financial instruments that potentially subject the Company to credit risk primarily consist of cash and cash equivalents, short term deposits, restricted deposits, marketable securities and trade receivables. For cash and cash equivalents, the Company is exposed to credit risk in the event of default by the financial institutions to the extent of the amounts recorded on the accompanying consolidated balance sheets exceed federally insured limits. The Company places its cash and cash equivalents and short-term deposits with financial institutions with high-quality credit ratings and has not experienced any losses in such accounts.

Marketable securities are invested in securities denominated in dollar.

The Company's marketable securities consist of investments in U.S. Treasuries and U.S. Government Agencies.

For trade receivable, the Company is exposed to credit risk in the event of non-payment by customers to the extent of the amounts recorded on the accompanying consolidated balance sheets.

As of December 31, 2022 and 2021 and for the years ended on these dates, there were no customers represented balance greater than 10% and no customers represented greater amount than 10% of total revenue.

j.	Derivative Financial Instruments

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

The Company accounts for its derivative instruments based on ASC No. 815, “Derivatives and Hedging” (“ASC No. 815”). ASC No. 815 requires the Company to recognize all derivatives on the balance sheets at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. Derivative instruments that hedge the exposure to variability in expected future cash flows that are designated as cash flow hedges, are recorded as either prepaid expenses and other assets or accrued expenses and other liabilities in the consolidated balance sheets. The Company records changes in the fair value of these derivatives in accumulated other comprehensive income (loss) in the consolidated balance sheets, until the forecasted transaction occurs.

WALKME LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Upon occurrence, the Company reclassifies the related gain or loss on the derivative to the same financial statement line item in the consolidated statements of operations to which the derivative relates.

As of December 31, 2022 and 2021, the gross notional amount of the Company’s outstanding foreign currency contracts designated as hedging instruments was $50,298 and $32,797 respectively.

k.	Trade receivables:

Trade receivables includes billed and unbilled receivables. Trade receivables are recorded at invoiced amounts and do not bear interest. The Company generally does not require collateral and provides for expected losses. The expectation of collectability is based on a review of credit profiles of customers, contractual terms and conditions, current economic trends, and historical payment experience. The Company regularly reviews the adequacy of its allowances by considering the age of each outstanding invoice and the collection history of each customer and future collection expectations to determine the appropriate amount of allowances. Trade receivables deemed uncollectible are charged against the allowance for doubtful accounts when identified.

Unbilled trade receivables represent an unconditional right to consideration for the Company’s performance under the customer contract occurs before invoicing to the customer. As of December 31, 2022 and 2021, unbilled trade receivables of $4,084 and $5,477, respectively, was included in trade receivables on the Company’s consolidated balance sheets.

l.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%

Software, computers and peripheral equipment	33
Office furniture and equipment	10-33
Capitalized development costs	33
Leasehold improvement	By the shorter of remaining lease term or estimated useful life of the asset

m.    Long-lived assets:

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

During the year ended December 31, 2022, the Company recorded an impairment of $2,246 related to certain right-of use and intangible assets. No impairment losses were identified for the year ended December 31, 2021 and 2020.

n.     Leases:

On January 1, 2022, the Company adopted ASU No. 2016-02, Leases (ASC 842). The Company determines if an arrangement is a lease and the classification of that lease at inception based on: (1) whether the contract involves the use of a distinct identified asset, (2) whether the Company obtains the right to substantially all the economic benefits from the use of the asset throughout the period, and (3) whether the Company has a right to direct the use of the asset.

WALKME LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company elected to not recognize a lease liability and a right-of-use (“ROU”) asset for leases with a term of twelve months or less. The Company also elected the practical expedient to not separate lease and non-lease components for its leases.

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make minimum lease payments arising from the lease. ROU assets are initially measured at amounts, which represents the present value of the lease payments over the lease, plus any initial direct costs incurred. The lease liability is initially measured at lease commencement date based on the present value of lease payments over the lease term. The implicit rate within the operating leases is generally not determinable, therefore the Company uses the Incremental Borrowing Rate (“IBR”) based on the information available at commencement date in determining the present value of lease payments. The Company’s IBR is estimated to approximate the interest rate for collateralized borrowing with similar terms and payments and in economic environments where the leased asset is located. Certain leases include options to extend or terminate the lease. An option to extend the lease is considered in connection with determining the ROU asset and lease liability when it is reasonably certain that the Company will exercise that option. An option to terminate is considered unless it is reasonably certain that the Company will not exercise the option.

Payments under the Company’s lease arrangements are primarily fixed, however, certain lease agreements contain variable payments, which are expensed as incurred and not included in the operating lease right-of-use assets and liabilities. Variable lease payments are primarily comprised of payments affected by CPI and utility charges. Lease expenses are recognized on a straight-line basis over the lease term.

o.	Business combinations:

The Company accounts for business combinations in accordance with ASC 805, "Business Combinations" (“ASC 805”). ASC 805 requires recognition of assets acquired, liabilities assumed, and any non-controlling interest at the acquisition date, measured at their fair values as of that date. Any excess of the fair value of net assets acquired over purchase price is allocated to goodwill and any subsequent changes in estimated contingencies are to be recorded in earnings. Acquisition related costs are expensed to the statement of operations in the period incurred. The Company accounts for a transaction as an asset acquisition when substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, or otherwise does not meet the definition of a business. Asset acquisition-related direct costs are capitalized as part of the asset or assets acquired.

p.	Goodwill and intangible assets:

Goodwill represents the excess of the purchase price in a business combination over the fair value of net assets acquired. Goodwill is not amortized, but rather the carrying amounts of these assets are assessed for impairment at least annually in the fourth quarter, or more frequently if events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. Goodwill impairment, if any, is determined by comparing the reporting unit fair value to its carrying value. An impairment loss is recognized in an amount equal to the excess of the reporting unit’s carrying value over its fair value, up to the amount of goodwill allocated to the reporting unit. There was no goodwill impairment for the years ended December 31, 2022, 2021 and 2020.

Intangible assets are amortized on a straight-line basis over the estimated useful life of the respective asset. Each period the Company evaluates the estimated remaining useful lives of its intangible assets and whether events or changes in circumstances warrant a revision to the remaining period of amortization.

WALKME LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

q.	Severance pay:

The Israeli Severance Pay Law, 1963 ("Severance Pay Law"), specifies that employees are entitled to severance payment, following the termination of their employment. Under the Severance Pay Law, the severance payment is calculated as one month salary for each year of employment, or a portion thereof.

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

Severance expense for the years ended December 31, 2022, 2021 and 2020 amounted to $3,967, $3,490 and $2,495 respectively.

r.       U.S. defined contribution plan:

The U.S. subsidiary has a 401(k) defined contribution plan covering certain employees in the U.S. Effective January 1, 2022. The Company matches 100% of employee contributions to the plan up to a limit of 5% of their eligible compensation. For the year ended December 31, 2022 the U.S. subsidiary recorded expenses for matching contributions of $2,211.
s.	Contingencies:

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

t.	Revenue recognition:

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

NOTE 2:          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

The Company typically establish SSP for its products and services, which is reassessed on a periodic basis or when facts and circumstances change.

The Company applied the practical expedient in Topic 606 and did not evaluate contracts of one year or less for the existence of a significant financing component.

u.	Cost to obtain a contract:

As part of ASC 340-40, Other assets and deferred costs, the Company capitalizes sales commissions and associated payroll taxes paid to sales personnel that are incremental to the acquisition of customer contracts. The guidance resulted in the capitalization of additional contract acquisition costs, which are subsequently amortized over the period of benefit which is four years by taking into consideration the length of terms in its customer contracts including expected renewals and churn, life of the technology and other factors. Sales commissions for the renewal of a contract are not considered commensurate with the sales commissions paid for the acquisition of the initial contract given a substantive difference in commission rates in proportion to their respective contract values.

We have applied the practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less.

The Company periodically reviews these deferred contract acquisition costs to determine whether events or changes in circumstances have occurred that could impact the period of benefit. There were no impairment losses recorded during the years ended December 31, 2022, 2021 and 2020.

The following table represents a rollforward of deferred contract acquisition costs:

	Year ended December 31,
	2022	2021	2020
Beginning balance	$56,374	$29,729	$20,769
Additions to deferred contract acquisition costs	33,711	41,396	17,160
Amortization of deferred contract acquisition costs	(23,688)	(14,751)	(8,200)
Ending balance	$66,397	$56,374	$29,729
Deferred contract acquisition costs (to be recognized in next 12 months)	$26,287	$20,405	$10,712
Deferred contract acquisition costs, non-current	$40,110	$35,969	$19,017

v.	Deferred revenues and remaining performance obligations:

Deferred revenue primarily consists of billings or payments received in advance of revenue recognition and is recognized as the revenue recognition criteria are met. The Company recognized revenue of $82,080 and $53,570 for the years ended December 31, 2022 and 2021, respectively, that were included in the corresponding contract liability balance at the beginning of the period.

WALKME LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Deferred revenue that is anticipated to be recognized during the succeeding 12-months period is recorded as current deferred revenue and the remaining portion is recorded as non-current deferred revenue. For disaggregation of revenue please refer to Note 12.

As of December 31, 2022, the total remaining non-cancellable performance obligations under the Company’s contracts with customers was $374,023. Of this amount, the Company expects to recognize revenue of $215,514, or 58%, over the next 12 months, with the remainder to be recognized thereafter.

w.	Software development costs:

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

Management evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets.

For the years ended December 31, 2022, 2021 and 2020 the Company capitalized a total amount of $4,955, $3,912 and $1,530 respectively.

x.	Research and development:

Research and development costs include personnel-related costs associated with the Company’s engineering, data science, product and design teams as well as consulting and professional fees, for third-party development resources, third-party licenses for software development tools and allocated overhead costs. Research and development are generally expensed as incurred except for certain internal-use software development costs, which may be capitalized as noted above.

y.	Advertising expenses:

Advertising cost are expensed as incurred. Advertising expense amounted to $15,168, $18,658 and $13,148 for the years ended December 31, 2022, 2021 and 2020, respectively.

z.	Basic and diluted net loss per share:

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

aa.	Share-based compensation:

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

NOTE 2:          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

Share-based compensation is generally recognized on a straight-line basis over the requisite service period and based on the accelerated method for performance-based awards. Some of the awards granted are subject to certain performance criteria: accordingly compensation expense is recognized for such awards when it becomes probable that the related performance condition will be satisfied. Forfeitures are accounted for in the period in which they occur.

bb.	Income taxes:

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

cc.	Recently adopted accounting pronouncements:

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

In February 2016, the FASB issued ASU No. 2016-02, Leases (ASC 842). The standard requires the recognition of ROU assets and lease liabilities for all leases. The standard requires a modified retrospective transition approach to recognize and measure leases at the initial application. In June 2020, the FASB issued ASU No. 2020-05, Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842): Effective Dates for Certain Entities, which defers the effective date of ASU 2016-02 for non-public entities to fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022.

The Company adopted the standard as of January 1, 2022, using a modified retrospective transition approach. The Company adopted the ”package of practical expedients”, which permits it not to reassess under the new standard its prior conclusions about lease identification, lease classification and initial direct costs.

WALKME LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

As a result, the consolidated balance sheets as of December 31, 2021 were not restated, continue to be reported under ASC 840, which did not require recognition of operating lease assets and liabilities on the balance sheets, and are not comparative. The adoption of the standard resulted in the recognition of ROU assets and lease liabilities of $13,117 and $14,240, respectively, on January 1, 2022, which included reclassifying deferred rent and rent prepayments as components of the ROU assets. The standard did not have a material impact on the Company's consolidated statements of operations or cash flows.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which simplifies the accounting for income taxes by removing a variety of exceptions within the framework of ASC 740. These exceptions include the exception to the incremental approach for intraperiod tax allocation in the event of a loss from continuing operations and income or a gain from other items (such as other comprehensive income), and the exception to using general methodology for the interim period tax accounting for year-to-date losses that exceed anticipated losses. The standard did not have a material impact on the Company's consolidated statements of operations, financial positions or cash flows.

dd.	Accounting pronouncements not yet adopted:

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which replaces the existing incurred loss impairment model with an expected credit loss model and requires a financial asset measured at amortized cost to be presented at the net amount expected to be collected. The guidance will be effective for the Company beginning January 1, 2023, and interim periods therein. The Company has evaluated the effect of ASU 2016-13 and expects no material impact on the Company’s consolidated financial statements and disclosures.

NOTE 3:          REDEEMABLE NON-CONTROLLING INTEREST

In January 2019, the Company entered into an agreement with Japan Cloud Computing, L.P. and M30 LLC (collectively, the “Investors”), which was amended on July 26, 2022, to engage in the investment, organization, management, and operation of the Japanese subsidiary that is focused on the distribution of the Company’s products in Japan. As of December 31, 2022, the Company contributed an aggregate amount of approximately $4,750 in cash in exchange for 51% of the outstanding common stock of the Japanese subsidiary. As of December 31, 2022 and 2021, the Company controls a majority stake in the Japanese subsidiary and as a result, the Company consolidated the Japanese subsidiary and all intercompany accounts have been eliminated.

The agreement with the minority investors of the Japanese subsidiary contains redemption features whereby the interest held by the minority investors are redeemable either (i) at the option of the minority investors or (ii) at the option of the Company, both beginning on the eighth anniversary of the initial capital contribution. Should the call or put option be exercised, the redemption value would be determined based on a prescribed formula derived from certain financial performance indicators of the Japanese subsidiary and the Company and may be settled, at the Company’s discretion, with Company shares or cash.

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

WALKME LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:          REDEEMABLE NON-CONTROLLING INTEREST (Cont.)

The following table summarizes the activity in the redeemable non-controlling interests for the period indicated below:

	Year ended December 31,
	2022	2021	2020

Balance, beginning of period	$23,901	$8,647	$2,041
Investment by redeemable non-controlling interest	-	-	2,330
Net loss attributable to redeemable non-controlling interest	(743)	(1,169)	(1,311)
Adjustment to redeemable non-controlling interest	(14,979)	16,689	5,487
Foreign currency translation	(99)	(266)	100
Balance, end of period	$8,080	$23,901	$8,647

NOTE 4:          MARKETABLE SECURITIES

The following table summarize the amortized cost, unrealized gains and losses, and fair value of available-for-sale marketable securities as of December 31, 2022. As of December 31, 2021 the Company did not hold any marketable securities.

	As of December 31, 2022
	Amortized cost	Gross unrealized losses	Gross unrealized gains	Fair Value

U.S. Treasuries	$68,084	$(64)	$86	$68,106
U.S. Government Agencies	17,426	(30)	19	17,415

Total	$85,510	$(94)	$105	$85,521

The following table summarizes the amortized cost and fair value of available-for-sale marketable securities as of December 31, 2022 by contractual years-to maturity:

	As of December 31, 2022
	Amortized cost	Fair Value

Due within one year	$42,214	$42,187
Due between one and three years	43,296	43,334

Total	$85,510	$85,521

WALKME LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:          PROPERTY AND EQUIPMENT, NET

	December 31,
	2022	2021
Cost:

Software, computers and peripheral equipment	$8,378	$6,388
Office furniture and equipment	887	883
Capitalized development costs	18,750	13,795
Leasehold improvements	3,999	3,971
	32,014	25,037

Accumulated depreciation	18,746	14,152

Depreciated cost	$13,268	$10,885

Depreciation expenses were $5,165, $4,478 and $4,666 for the years ended December 31, 2022, 2021 and 2020 respectively.

During 2022 and 2021, the Company recorded a reduction of $576 and $753 respectively, to the cost and accumulated depreciation of fully depreciated equipment and leasehold improvements no longer in use, following an assessment made by the Company.

NOTE 6:           INTANGIBLE ASSETS, NET

Acquisition of developed technologies:

On April 15, 2021, the Company acquired the technology of Snow-White Labs Ltd. (“Zest”) for a total consideration of $808 consisted from the issuance of 33,150 Company’s ordinary shares with fair value of $776 and the remaining amount was allocated to direct acquisition costs.

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

	December 31,
	2022	2021

Acquired technology	$3,004	$3,004

Accumulated amortization and Impairment	2,655	1,189

Depreciated cost	$349	$1,815

As of December 31, 2022, the weighted-average remaining useful life of the technology was 1.3 years. The Company recorded $487, $299 and $44 of amortization expense during the years ended December 31, 2022, 2021 and 2020, respectively.

During the year ended December 31, 2022 the Company recorded an impairment in the amount of $979 related to abandoned technology.

WALKME LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:           INTANGIBLE ASSETS, NET (Cont.)

As of December 31, 2022, future amortization expense related to acquired technology was as follows:

Year ended December 31,	Future Amortization expenses
2023	$269
2024	80
$349

NOTE 7:          COMMITMENTS AND CONTINGENT LIABILITIES

a.	Legal contingencies:

From time to time, the Company becomes involved in legal proceedings or is subject to claims arising in its ordinary course of business. Such matters are generally subject to many uncertainties and outcomes are not predictable with assurance. The Company accrues for contingencies when the loss is probable and it can reasonably estimate the amount of any such loss.

On October 21, 2022, a former employee filed a putative class action in the Superior Court for the City and County of San Francisco, based on claims that she was misclassified as an exempt employee and that the Company failed to properly reimburse for business expenses, failed to pay the proper rate of pay for paid sick leave, and other claims related to the payment of commissions and derivative of the misclassification claim.  On December 16, 2022, the plaintiff filed a First Amended Complaint, adding a cause of action for civil penalties under California’s Private Attorneys General Act (California Labor Code Section 2698, et. Seq.) seeking to recover civil penalties on behalf of herself, other Company employees, and the State of California, for alleged violations of California’s Labor Code violations.  The suit seeks monetary and non-monetary damages, including punitive damages, as well as disgorgement of profits, penalties, interest, and attorneys’ fees on behalf of plaintiff and others similarly situated.  The Company filed its Answer on January 19, 2023.  Although this proceeding is at preliminary stages, the Company believes this lawsuit is without merit and intends to vigorously contest these claims. While the outcome of any complex legal proceeding is inherently unpredictable and subject to significant uncertainties, based upon information presently known to management, the Company believes that the potential liability, if any, will not have a material adverse effect on the Company’s financial condition, cash flows, or results of operations.

b.	Non-cancellable material commitments:

The Company enters into non-cancellable purchase commitments with various parties for mainly hosting services, as well as software products and services in the normal course of business.

As of December 31, 2022, the Company’s outstanding non-cancellable material purchase commitments are $21,624.

c.	Pledges and bank guarantees:

As of December 31, 2022, The Company and its subsidiaries holds pledged bank deposits of $493 and obtained bank guarantees of $1,564, in connection with office lease agreements.

d.	Revolving Credit Facility:

In August 2021, the Company entered into a loan and security agreement with Silicon Valley Bank (SVB) which provides for the Revolving Credit Facility. The Company may borrow, repay and re-borrow funds under the Revolving Credit Facility up to the amount of $50,000 for a period of three years. Interest on borrowings under the revolving credit facility accrues as the greater of the Prime Rate or 3.25%. Pursuant to the terms of the Revolving Credit Facility, the Company are also required to pay an yearly fixed fee of $20 for the availability of this facility. Upon utilization of this credit facility certain covenants may apply according to the Revolving Credit Facility agreement. The Revolving Credit Facility is secured by a fixed and floating first priority blanket lien on all assets of the company as well as a negative pledge on the Company’s intellectual property. As of December 31, 2022 this facility remained unutilized. Refer to Note 14 “Subsequent Event”.

WALKME LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:          LEASES

The Company adopted the new accounting standard ASC 842 “Leases” and all related amendments effective as of January 1, 2022.

The Company entered into non-cancelable operating lease agreements with various expiration dates through fiscal 2026. Certain lease agreements include options to renew or terminate the lease. The Company does not assume renewals in its determination of the lease term unless the renewals are considered as reasonably assured at lease commencement.

The operating lease cost for the year ended December 31, 2022 was $7,049. The amount includes an impairment of $1,267 related to certain right-of-use assets.

Supplemental cash flow information related to operating leases was as follows:

Year ended December 31, 2022
Cash paid for amounts included in the measurement of lease operating liabilities	$5,399

Supplemental balance sheet information related to operating leases is as follows:

As of December 31, 2022
Operating lease ROU assets	$7,003
Operating lease liabilities	$5,009
Operating lease liabilities, long-term	$3,833
Weighted average remaining lease term (in years)	1.8
Weighted average discount rate	1%

Maturities of operating lease liabilities as of December 31, 2022 are as follows:

As of December 31,
2023	$5,069
2024	3,391
2025	433
2026	28

Total undiscounted lease payments	8,921
Less: imputed interest	(79)

$8,842

In February 2023, an amendment to the Tel-Aviv office agreement was signed, which extends the lease period for additional thirty-six (36) months and an option to extend the term of the lease for an additional periods of up to forty-eight (48) months.

WALKME LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:          FAIR VALUE MEASUREMENTS

The following tables present the fair value of money market funds and marketable securities for the year ended December 31, 2022:

	December 31, 2022		December 31, 2021
	Level 1	Level 2	Level 1	Level 2
Financial Assets:
Money market funds	$290	$-	$-	$-
Foreign currency derivative contracts	-	-	-	602
Marketable securities:
U.S. Treasuries	-	68,106	-	-
U.S. Government Agencies	-	17,415	-	-
Total assets measured at fair value	$290	$85,521	$-	$602

Financial Liabilities
Foreign currency derivative contracts	-	(1,577)	-	-
Total liabilities measured at fair value	$-	$(1,577)	$-	$-

NOTE 10:          CONVERTIBLE PREFERRED SHARES, SHAREHOLDERS’ EQUITY AND EQUITY INCENTIVE PLAN

a.	Composition of share capital

	December 31, 2022		December 31, 2021
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of shares no par value
Ordinary shares	900,000,000	86,780,082	900,000,000	83,754,006

b.	Ordinary shares:

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

In November 2019, the Company entered into a share purchase agreement with certain investors for a total consideration of $45,000. In addition to the initial consideration, the share purchase agreement granted the Company the right to execute additional funding requests up to a total amount of $45,000 for a period of 24 months. As of December 31, 2020 the Company executed additional funding in the aggregate amount of $35,000 out of the available $45,000.

On March 25, 2021 the Company executed an additional funding request in the total amount of $10,000, for which 455,942 preferred F shares of no par value each were issued.

WALKME LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:          CONVERTIBLE PREFERRED SHARES, SHAREHOLDERS’ EQUITY AND EQUITY INCENTIVE PLAN (Cont.)

Upon completion of the IPO, all convertible preferred shares outstanding, totaling 59,180,522 shares, were automatically converted into an equivalent number of ordinary shares on a one-to-one basis and their carrying value of $310,490 was reclassified into shareholders’ equity.

d.	Share option plan:

The Company’s equity incentive plans provide for granting share options, RSUs and restricted share awards to employees, consultants, officers and directors. Each option granted under the Plan expires no later than 10 years from the date of grant. Options and RSUs vest usually over four years of commencement of employment or services. Any option or RSU which are forfeited or not exercised before expiration, become available for future grants. As of December 31, 2022 and 2021, an aggregate of 7,240,782 and 7,857,017 ordinary shares of the Company, respectively are still available for future grants.

Share options

A summary of the Company's share option activity (except options to non-employee consultants) under the Plan is as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate Intrinsic value

Balance as of December 31, 2021	14,160,792	$8.38	7.67	$159,366
Granted	1,201,247	$13.35
Forfeited	(1,425,431)	$12.87
Exercised	(1,524,411)	$3.31		$12,217
Balance as of December 31, 2022	12,412,197	$8.96	6.93	49,209

Exercisable options at end of year	7,446,960	$6.30	5.95	$43,957

As of December 31, 2022, there was approximately $50,475 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company's share option plan. That cost is expected to be recognized over a weighted-average period of 3.08 years.

The weighted-average grant date fair value of options granted during the years ended December 31, 2022, 2021 and 2020 was $7.32, $13.31 and $5.62, respectively.

As of December 31, 2022 and 2021, there were no outstanding options granted to non-employees.

Under the provisions of ASC 718, the fair value of each option was estimated on the date of grant using the Black & Scholes option valuation model, using the assumptions noted in the following table:

	Year ended December 31,
	2022	2021	2020

Expected volatility	60%	60%	60%
Expected dividend yield	-	-	-
Expected term (in years)	5.5-6.98	5-6.55	6.08
Risk free interest	1.98%-3.88%	0.49%-1.06%	0.28%-1.45%

WALKME LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:          CONVERTIBLE PREFERRED SHARES, SHAREHOLDERS’ EQUITY AND EQUITY INCENTIVE PLAN (Cont.)

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

Restricted Share Units

	Number of RSUs	Weighted- Average Grant Date Fair Value Per Share

Balance as of December 31, 2021	2,366,373	$26.22
Granted	6,466,740	$14.24
Forfeited	(1,439,112)	$19.88
Exercised	(834,175)	$22.84
Balance as of December 31, 2022	6,559,826	$16.23

As of December 31, 2022, there was approximately $93,374 of unrecognized share-based compensation expense related to unvested RSUs, which is being recognized over a weighted-average period of 3.06 years based on vesting under the award service conditions.

e.	Employee Share Purchase Plan

In June 2021, the Company adopted the 2021 ESPP. Generally, all of the Company’s employees are eligible to participate if they are employed by the Company. The Company’s ESPP permits participants to purchase the Company’s ordinary shares through contributions in the form of payroll deductions or otherwise to the extent permitted by the Company, of up to 15% of their eligible compensation (as defined in the ESPP). Amounts contributed and accumulated by the participant will be used to purchase the Company’s ordinary shares at the end of each offering period. The purchase price of the shares will be 85% of the lower of the fair market value of the Company’s ordinary shares on the first trading day of the offering period or on the exercise date. As of December 31, 2022 and 2021, a total of 2,161,770 and 1,824,988 ordinary shares of the Company, respectively are reserved for issuance under the ESPP.

The Company estimated the fair value of ESPP purchase rights using a Monte-Carlo option pricing model with the following assumptions:

	Year ended December 31,	Year ended December 31,
	2022	2021

Expected volatility	77%-91.9%	41%
Expected dividend yield	-	-
Expected term (in years)	0.5	0.57
Risk free interest	0.46%-2.85%	0.06%

As of December 31, 2022, there was $527 of unrecognized share-based compensation expense related to the ESPP that is expected to be recognized over an average vesting period of 0.2 years.

WALKME LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:    CONVERTIBLE PREFERRED SHARES, SHAREHOLDERS’ EQUITY AND EQUITY INCENTIVE PLAN (Cont.)

f.	Share-based compensation expense by award type was as follows:

	Year ended December 31
	2022	2021	2020
Share options	$20,167	$21,359	$14,017
RSUs	27,001	4,842	-
ESPP	2,936	1,131	-
	$50,104	$27,332	$14,017

The share-based compensation expense by line item in the accompanying consolidated statements of operations is summarized as follows:

	Year ended December 31
	2022	2021	2020
Cost of revenues	$3,896	$1,804	$201
Research and development	7,285	3,863	1,596
Sales and marketing	19,126	8,205	1,105
General and administrative	19,797	13,460	11,115
	$50,104	$27,332	$14,017

g.	Third-party share transactions:

During the year ended December 31, 2020 the Company facilitated several secondary transactions, in which certain current employees and shareholders, sold a portion of their Ordinary Shares to other shareholders. The Company recorded share-based compensation expenses for the amount realized by the employees in excess of the estimated fair value of their respective shares. In addition, the Company recorded a deemed dividend for the amount paid to other shareholders, in excess of the estimated fair value of their respective shares. The total amount resulted in $8,536 of incremental share-based compensation expense and $4,569 of deemed dividend for the year ended December 31, 2020.

NOTE 11:         TAXES ON INCOME

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

NOTE 11:          TAXES ON INCOME (Cont.)

•
A withholding tax rate of 20% for dividends paid from PTE income (with an exemption from such withholding tax applying to dividends paid to an Israeli company) may be reduced to 4% on dividends paid to a foreign resident company, subject to certain conditions regarding percentage of foreign ownership of the distributing entity.

The Company currently believes it is eligible for tax benefits under the PTE tax regime.

The Company’s subsidiaries are separately taxed under the local tax laws of the jurisdiction of incorporation of each entity.

b.	Loss before income taxes is comprised as follows:

	Year ended December 31
	2022	2021	2020
Israel	$102,013	$68,924	$38,941
Foreign	2,506	8,875	4,376
	$104,519	$77,799	$43,317

c.	Income taxes are comprised as follows:

	Year ended December 31
	2022	2021	2020
Current:
Israel	$(93)	$103	$153
Foreign	1,389	697	1,011
Total current taxes	1,296	800	1,164
Deferred:
Israel	-	-	-
Foreign	2,535	1,694	544
Total deferred taxes	2,535	1,694	544
Total income taxes	$3,831	$2,494	$1,708

d.	A reconciliation of the Company's theoretical income tax benefit to actual income tax expense is as follows:

	Year ended December 31
	2022	2021	2020

Loss before income taxes	$104,519	$77,799	$43,317
Statutory tax rate	23%	23%	23%
Theoretical income tax benefit	$(24,039)	$(17,894)	$(9,963)
Preferred technology enterprise	11,221	7,582	4,284
Foreign rate differential	(300)	(597)	213
Unrecognized tax benefits	1,348	3,159	1,272
Changes in valuation allowance	11,421	7,498	3,827
Share-based compensation	3,745	2,519	1,327
Non-deductible expenses	513	234	790
Other	(78)	(7)	(42)
Actual tax expense	$3,831	$2,494	$1,708

WALKME LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:          TAXES ON INCOME (Cont.)

e.	The following table presents the significant components of the Company's deferred taxes:

	December 31,
	2022	2021
Deferred tax assets:
Net operating loss carryforwards	$43,437	$36,373
Research and development expenses	5,398	4,304
Accruals and reserves	2,088	2,541
Issuance costs	914	1,827
Share-based compensation	4,318	1,576
Operating lease liability	2,115	-
Other deferred assets	805	636
Gross deferred tax assets	59,075	47,257
Valuation allowance	(51,164)	(40,019)
Total deferred tax assets	7,911	7,238
Deferred tax liabilities:
Deferred contract costs	(13,313)	(11,687)
Operating lease ROU asset	(1,667)	-
Other deferred tax liabilities	(261)	(346)
Gross deferred tax liabilities	(15,241)	(12,033)
Net deferred taxes	$(7,330)	$(4,795)

A valuation allowance is provided when it is more likely than not that the deferred tax assets will not be realized. The Company has established a valuation allowance to offset certain deferred tax assets at December 31, 2022 and 2021 due to the uncertainty of realizing future tax benefits from its net operating loss carryforwards and other deferred tax assets.

f.	Net operating losses carry forward:

As of December 31, 2022, the Company had approximately $320,934 in net operating loss carryforwards in Israel that can be carried forward indefinitely.

As of December 31, 2022, the U.S. subsidiary had $14,478 of federal and $60,833 of state net operating loss carryforwards available to offset future taxable income. If not utilized, the state net operating loss carryforwards will expire in varying amounts between the years ended 2032 and 2042. Federal operating loss carryforwards can be carried forward indefinitely.

g.	Tax assessments

The Company has net operating losses from prior tax periods which may be subjected to examination in future periods. As of December 31, 2022, the Company’s tax years until December 31, 2017 are subject to statute of limitation in Israel.

As of that date, the U.S. subsidiary’s tax years until December 31, 2018 are subject to statute of limitation in the U.S.

h.	Unrecognized tax benefits

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

WALKME LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:          TAXES ON INCOME (Cont.)

The following table shows the changes in the gross amount of unrecognized tax benefits as of December 31, 2022, 2021 and 2020:

Unrecognized Tax Benefits
Balance - December 31, 2019	437
Increases related to prior years’ tax positions	209
Increases related to current years’ tax positions	1,063
Balance - December 31, 2020	1,709
Increases related to prior years’ tax positions	175
Increases related to current years’ tax positions	2,984
Balance - December 31, 2021	4,868
Decrease related to prior years’ tax positions	(287)
Increases related to current years’ tax positions	1,635
Balance - December 31, 2022	$6,216

As of December 31, 2022, the total amount of gross unrecognized tax benefits that would favorably impact the Company’s effective tax rate, if recognized, was $2,708. The remaining amount of $3,508 would be offset by the reversal of related deferred tax assets which are subject to a full valuation allowance.

The Company recognizes interest and penalties related to unrecognized tax benefits as income tax expense. As of December 31, 2022, the Company has accumulated $251 in both interest and penalties related to uncertain tax positions.

Although the Company believes that it has adequately provided for any reasonably foreseeable outcomes related to tax audits and settlement, there is no assurance that the final tax outcome of its tax audits will not be different from that which is reflected in the Company’s income tax provisions.

NOTE 12:          REPORTING SEGMENTS AND GEOGRAPHIC INFORMATION

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

b.	Geographical information

The following table summarizes revenue by region based on the shipping address of customers:

	Year ended December 31,
	2022	2021	2020
United States	172,733	135,291	105,321
Rest of world	71,510	56,914	42,138
Israel	763	1,098	847
	$245,006	$193,303	$148,306

Other than the United States, no other individual country accounted for 10% or more of total revenue for the years ended December 31, 2022, 2021 and 2020.

WALKME LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:          REPORTING SEGMENTS AND GEOGRAPHIC INFORMATION (Cont.)

The following table summarizes long-lived assets, net by region:

	Year ended December 31,
	2022	2021
Israel	$11,537	$8,829
United States	6,800	1,778
Rest of world	1,934	278
Total long-lived assets, net	$20,271	$10,885

NOTE 13:          NET LOSS PER SHARE ATTRIBUTABLE TO ORDINARY SHAREHOLDERS

The following table sets forth the computation of basic and diluted net loss per share attributable to ordinary shareholders for the periods presented:

	Year ended December 31,
	2022	2021	2020
Numerator:
Net loss	$(108,350)	$(80,293)	$(45,025)
Net loss attributable to non-controlling interest	(743)	(1,169)	(1,311)
Adjustment attributable to non-controlling interest	(14,979)	16,689	5,487
Deemed dividend to ordinary shareholders	-	-	4,569
Net loss attributable to WalkMe Ltd.	$(92,628)	$(95,813)	$(53,770)
Denominator:
Weighted-average shares used in computing net loss per share attributable to ordinary shareholders, basic and diluted	85,116,424	51,763,032	13,217,183
Net loss per share attributable to ordinary shareholders, basic and diluted	$(1.09)	$(1.85)	$(4.07)

The potential shares of ordinary shares that were excluded from the computation of diluted net loss per share attributable to ordinary shareholders for the periods presented because including them would have been anti-dilutive are as follows:

	Year ended December 31,
	2022	2021	2020
Convertible preferred shares	-	26,972,186	58,724,580
RSU’s	5,759,365	732,157	-
Outstanding share options and share purchase rights under ESPP	13,676,853	14,143,816	10,428,813
Total	19,436,218	41,848,159	69,153,393

NOTE 14:          SUBSEQUENT EVENT

On March 10, 2023, the Federal Deposit Insurance Corporation (the “FDIC”) took control of Silicon Valley Bank (“SVB”) and created the National Bank of Santa Clara to hold the deposits after SVB was unable to continue its operations. On March 12, 2023, a joint statement by the U.S. Department of the Treasury, Federal Reserve Bank and FDIC was released stating that depositors will have access to all of their money starting Monday, March 13, 2023 and no losses associated with the resolution of SVB will be borne by the taxpayer. As of March 14, 2023, the Company holds approximately $15,700 with SVB and had a $50,000 unutilized revolving credit facility. At this time the Company is evaluating future accessibility to the revolving credit facility. Refer to Note 7 “Commitments and Contingent Liabilities“.