Form 20-F
period 2023-12-31
WalkMe Ltd.
filed 2024-03-18
CIK 1847584

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the annual report. As of December 31, 2023, the registrant had outstanding 90,864,662 ordinary shares, no par value.

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

Yes ☐     No ☒

walkme

Work flows better with WalkMe.

Analyze, automate, and optimize experiences to eliminate digital friction.

494%
3 Year ROI*

Process name
Fix issue
348
Sessions
72
All active Users
Sessions Duration Breakdown
50.3% Short Sessions
33% Medium Sessions
16.7% Long Sessions
New Analyzed Forms
25 Jan, 2023
Onboarding
31 Dec, 2021
Q4
Highlights
Edit opportunity
Request VPN Access

IDC | IDC White Paper, Business Value of WalkMe, June 2023
https://www.walkme.com/content/idc-business-value-white-paper/?t=58&Pcampid=7014G000001dFSqQAM

“

Change is inevitable,
but friction is a choice.

Humans are at the heart of digital transformation and change is happening too fast. Without a mutual relationship, it just doesn’t work.

WalkMe is changing the way humans interact with technology - this is the essence of digital adoption.

”

Dan Adika
Co-Founder & CEO, WalkMe

Financial Highlights.

$276M
ARR[1]

41
Customers with >$1M ARR

548
Customers with >$100K ARR

12%
YoY Subscription revenue growth

$11.5M
Free Cash Flow[2]

$384M
RPO

(1) See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Business and Financial Metrics" in this Annual Report for additional information regarding Annualized Recurring Revenue ("ARR"), including how we define and use this metric.
(2) Free Cash Flow is a non-GAAP financial measure. See "Operating and Financial Review and Prospects" under "Non-GAAP Financial Measure" in this Annual Report for a reconciliation of this non-GAAP financial measures to the most directly comparable GAAP financial measure.
All data as of December 31, 2023 unless otherwise indicated.

Driving 494% ROI with Top and Bottom Line Impact*

IDC interviewed global enterprise clients to calculate the business value of WalkMe Digital Adoption Platform (DAP). Learn how WalkMe maximizes software investments.

41% Fewer business process errors.

60% Faster adoption of new applications and features.

20% faster time to market.

2.3x more customers using new apps and features.

ActionBot
Hi! How can I help you today?
I need to create a new opportunity
What is the account name?
Acme
6 new notifications
salesforce
New request was submitted
IT Ticket Type
Hardware request
Ticket number
658GFRU982

"WalkMe customers realize $41.4 million in annual new revenue."

IDC White Paper: The Business Value of WalkMe

IDC | IDC White Paper, Business Value of WalkMe, June 2023
https://www.walkme.com/content/idc-business-value-white-paper/?t=58&Pcampid=7014G000001dFSqQAM

WalkMe's Industry Recognition.

Industry Awards

Top 50 Products of Enterprise Best Software awards 2023

WalkMe Discovery - Software Asset Management Solution of the Year 2023

Market Guide for Digital Adoption Platforms, 2023

Forbes

Cloud100 World's Best Cloud Companies

Deloitte.

Technology fast 50 north America by Deloitte

CREDIT SUISSE

Disruptive Technology Award 2021

IT World Award win 2022

Business Intelligence Group's Artificial Intelligence Excellence Award 2022

Analyst Recognition

Everest Group®

PEAK Matrix® Assessment for DAP, 2023

| LEADER & STAR PERFORMER

ISG

New Tech: Digital Adoption Platforms, Q2 2022

LEADER

FORRESTER

New Wave for DAP, 2022

LEADER

OMDIA

Market Radar: Digital Adoption Solutions 2023 - 24

FEATURED VENDER

FORRESTER

New Tech: Digital Adoption Platforms, Q2 2022

FEATURED VENDER

Gartner

Market Guide for Digital Adoption Platforms, 2023

FEATURED VENDER

IDC

TechBrief: Digital Adoption Platforms, 2022

FEATURED VENDER

Enterprise and government-grade secured platform.

The first and only FedRAMP- Ready DAP

WalkMe offers the highest levels of security, privacy, and compliance for any enterprise or governmental organization. Deliver people-first digital experiences that improve employee efficiency and build citizen trust.

Leverage digital adoption with a trusted DAP solution.

It is WalkMe's mission to apply strict security controls and adhere to global compliance in protecting our customers' information from end-to-end.

Expanding our Ecosystem & go-to-market partnerships:

Implementation Partners

Deloitte. | KPMG | accenture | TATA | IBM | Capgemini | pwc | Atos | Infosys

Tech Mahindra | wipro | NTT DATA | HR Path Your way to people success | }reSolved{ | CHARLTON HOUSE | SoftBank | HCL | rpc

Sysdoc | Orangutech | DGTL VENTURES | Altitudo | Cognizant | axys CONSULTANTS | SOLUTIONSATI | MAYHUGH CONSULTING | ACQUIS

book&brayer | JABIL | ZINCODE | BRYKGROUP | planview. | Allsum Consulting | five | Activate | ara

C-Digital | cei | evia | CGI | BIGMIDDLE | GuideMe | HKA | leidos | DigitizeNow

Project Execution Group | new era TECHNOLOGY | SPAULDING RIDGE | walk runners DAP simple. | GP STRATEGIES

Distribution Partners

shi | Red River | carahsoft

Technology Partners

salesforce | ORACLE | celonis | Microsoft | SAP Concur

Frictionless
Transformation with WalkMe

Boosting availability through AWS marketplace

The synergy between WalkMe and AWS creates a seamless avenue for customers to procure and utilize WalkMe, catalyzing adoption rates, operational efficiency, risk reduction, and productivity enhancement.

walkme

Dear Shareholders,

As we embark on 2024, I am excited to share that WalkMe has completed a remarkable transformation over the past year, emerging as a profitable company poised to accelerate our ARR growth. We are now well-positioned to capitalize on the investments we have made in our Federal business, Partner ecosystem, Enterprise grade product and our DAP customer base, which are starting to bear fruit.

Thanks to operational enhancement, internal alignment and continued process improvement, in 2023 we pivoted to profitability while continuing to serve our customers, innovate, and invest in our long-term growth. We significantly improved our financial position, generating $11.5 million in cash flow - a stunning $65 million positive swing from our 2022 cash burn. Partnering closely with customers, we also drove best-in-class product enhancements and elevated the overall customer experience, earning their vocal appreciation and setting the stage for expansion.

Specifically in 2023, WalkMe:

- **FedRAMP Certification:** Became the first and only DAP vendor to attain FedRAMP certification, positioning us to tap into growing public sector demand.
- **Advanced AI Solutions:** Successfully launched WalkMe Discovery and Shadow AI, built on our strong AI foundations, to address emerging enterprise needs and help customers achieve successful technology-led change programs.
- **Enhanced Customer Experience:** Focused on customer experience by introducing new internal technology and processes, resulting in a 95% improvement in response time and a 70% reduction in resolution time.
- **Expanded Customer Success Team:** Strengthened our Customer Success team under the leadership of our new Chief Customer Officer, to drive outcome-based engagements and prove the value of our DAP solution.
- **Flexible Pricing Model:** Introduced a flexible, segmented pricing model to better cater to our customers' needs and provide a more structured path to digital adoption success.
- **Strengthened Partner Ecosystem:** Expanded our global partner ecosystem, collaborating with industry leaders such as Deloitte, Accenture, and AWS to deliver enhanced value to our shared customers.
- **Achieved Financial Milestones:** Generated $11.5M in positive free cash flow for the full year 2023, a substantial improvement from the previous year, and reached a non-GAAP operating profit of $4.8M in Q4 2023.

Global IT Spend

$5.1T

In 2024[1]

$276M

ARR[2]

$11.5M

Free Cash Flow in 2023[3]

FedRAMP™

All data as of December 31, 2023 unless otherwise indicated.

(1) Gartner Forecasts Worldwide IT Spending, Press Release, ORLANDO, Fla., October 18, 2023

(2) See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Business and Financial Metrics" in this Annual Report for additional information regarding Annualized Recurring Revenue ("ARR"), including how we define and use this metric.

(3) Free Cash Flow is a non-GAAP financial measure. See "Operating and Financial Review and Prospects" under "Non-GAAP Financial Measure" in this Annual Report for a reconciliation of this non-GAAP financial measures to the most directly comparable GAAP financial measure.

As meaningful as these milestones are, 2023 was only a staging ground for the next phase of WalkMe's growth journey in the $34 billion DAP market. Interest in DAP is gaining momentum as companies realize that disjointed digital transformation projects have failed to deliver ROI. We are thrilled to see the growing number of customers that consider WalkMe a cornerstone in building their Enterprise architecture, a testament to the meaning and purpose of DAP.

In 2023, we witnessed the remarkable strength of our DAP segment, with multi-million dollar renewals and expansions from Enterprise customers. Our DAP customers have reached 199, with an average deal size of $740K, now contributing $147M in ARR, becoming our most significant segment at 53% of our total ARR.

With our new products and outcome-based delivery powered by Workflow Accelerators, we are more confident than ever in our ability to shift our existing Enterprise customers, who have embarked on their digital transformation journey to becoming DAP customers.

As the world embraces generative AI, WalkMe, with its deep AI roots, is uniquely positioned to help companies navigate this transformative technology. At the core of our success is WalkMe's proprietary DeepUI AI technology, with over a decade of real-world learning, WalkMe has accumulated billions of data points and an unrivaled view into technology usage.
Our platform, built on years of AI expertise, ensures the proper adoption and value realization of AI investments, making us an essential partner in organizations' AI strategies.

As we celebrate WalkMe's 13th anniversary in 2024, I am reminded of the excitement and sense of responsibility we felt 7 years ago when growth initially inflected. We stand today on the cusp of a similar scale change moment. I could not be prouder of how far we have come or more optimistic about the future we will build together. We head confidently into 2024 - a year that will prove truly transformational for WalkMe and the entire digital adoption market.

I want to close by thanking all our shareholders for your continued partnership and trust. On behalf of the WalkMe leadership team, we remain intensely committed to justifying your faith in us by accelerating innovation and delivering customer and shareholder value. We're looking forward to all that 2024 has in store!

Sincerely,

Dan Adika,

Co-Founder & CEO, WalkMe

83%
$80M
2021
$131M
2022
$147M
2023

DAP Customers ARR[4]
53% of total ARR in 2023

> “By 2025, 70% of organizations will use digital adoption platforms across the entire technology stack to overcome still insufficient application user experiences.
>
> - Gartner.

Market Guide for Digital Adoption Platforms 11 September 2023

(4) We call customers who have broadly adopted our platform DAP customers. DAP customers are those who have purchased enterprise-wide subscriptions or who have department-wide usage of our Digital Adoption Platform across four or more applications. Based on rounded numbers.

INTRODUCTION		1
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS		1
PRESENTATION OF FINANCIAL AND OTHER INFORMATION		3
PART I		3
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS		3
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE		3
ITEM 3. KEY INFORMATION		3
A.	[Reserved.]	3
B.	Capitalization and Indebtedness	3
C.	Reasons for the Offer and Use of Proceeds	3
D.	Risk Factors	4
ITEM 4. INFORMATION ON THE COMPANY		40
A.	History and Development of the Company	40
B.	Business Overview	41
C.	Organizational Structure	57
D.	Property, Plants and Equipment	58
ITEM 4A. UNRESOLVED STAFF COMMENTS		58
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS		58
A.	Operating Results	64
B.	Liquidity and Capital Resources	68
C.	Research and Development, Patents and Licenses, Etc.	70
D.	Trend Information	70
E.	Critical Accounting Estimates	70
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES		73
A.	Directors and Senior Management	73
B.	Compensation	76
C.	Board Practices	80
D.	Employees	89
E.	Share Ownership	89
F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation	89
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS		89
A.	Major Shareholders	89
B.	Related Party Transactions	92
C.	Interests of Experts and Counsel	93
ITEM 8. FINANCIAL INFORMATION		93
A.	Consolidated Statements and Other Financial Information	93
B.	Significant Changes	94
ITEM 9. THE OFFER AND LISTING		94
A.	Offer and Listing Details	94
B.	Plan of Distribution	94
C.	Markets	94
D.	Selling Shareholders	94
E.	Dilution	94
F.	Expenses of the Issue	94
ITEM 10. ADDITIONAL INFORMATION		95
A.	Share Capital	95
B.	Memorandum and Articles of Association	95
C.	Material Contracts	95
D.	Exchange Controls	95
E.	Taxation	95
F.	Dividends and Paying Agents	103
G.	Statement by Experts	103
H.	Documents on Display	103
I.	Subsidiary Information	104
J.	Annual Report to Security Holders	104

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements as contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements contained in this Annual Report other than statements of historical fact, including, without limitation, statements regarding our future operating results and financial position, including our revenue and operating expenses profitability; the impact of the war between Israel and Hamas on our business, operations and financial condition; our business strategies and plans; our expectations regarding the development of our industry and the competitive environment in which we operate; our expectations regarding partnerships and collaborations; our objectives for future operations; our ability to raise additional capital to fund our operations; and the sufficiency of our cash, cash equivalents and short-term investments, are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “target,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible,” “forecasts,” “aims” or the negative of these terms and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions.  These forward-looking statements are contained principally in the sections titled Item 3.D. “Key Information-Risk Factors,” Item 4. “Information on the Company,” and Item 5. “Operating and Financial Review and Prospects.” These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, the following:

•	our future financial performance, including our expectations regarding our revenue, cost of revenue, gross margin, operating expenses, cash flow and deferred revenue;
•	our ability to manage our growth effectively, sustain or increase our historical growth rate in the future or achieve or maintain profitability;
•	the growth and expansion of the markets for our offerings and our ability to adapt and respond effectively to evolving market conditions and demands;
•	our estimates of, and future expectations regarding, our market opportunity;
•	the impact of adverse macro-economic changes on our business, financial condition and results of operations;
•	our ability to attract new customers as well as to retain and expand our revenue from existing customers;

•	our ability to keep pace with technological and competitive developments and develop or otherwise introduce new products and solutions and enhancements to our existing offerings;
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
•
risks related to political, economic and security conditions in Israel, including in connection with Israel’s ongoing war with Hamas and other terrorist organizations in the region;

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

Additionally, we may provide information herein or in other locations, such as our website or documents accessible thereby, that is not necessarily “material” under the U.S. federal securities laws for Securities Exchange Commission reporting purposes, but that respond to a range of matters, such as certain environmental, social and governance (“ESG”) standards and frameworks (including standards for the measurement of underlying data), and the interests of various stakeholders. Much of this information is subject to assumptions, estimates or third-party information that is still evolving and subject to change. For example, our disclosures may change due to revisions in framework requirements, availability or quality of information, changes in our business or applicable government policies, or other factors, some of which may be beyond our control.

INDUSTRY AND MARKET DATA

This Annual Report includes industry data and forecasts obtained from periodic industry publications, including the McKinsey survey from June 15, 2022 and the BCG report from 2020 titled ‘Flipping the Odds of Digital Transformation Success’.

Industry publications generally state that the information contained therein has been obtained from sources believed to be reliable. This Annual Report also includes market share and industry data that were prepared primarily based on management’s knowledge of the industry and industry data. Unless otherwise noted, statements as to our market share and market position relative to our competitors are approximated and based on management estimates using the above-mentioned latest-available third-party data and our internal analysis and estimates. While we are not aware of any misstatements regarding any industry data presented herein, our estimates, in particular as they relate to market share and our general expectations, involve risks and uncertainties and are subject to change based on various factors, including those discussed under “Risk Factors,” “Forward-Looking Statements,” “Information on the Company” and “Operating and Financial Review and Prospects” in this Annual Report.

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

We have incurred annual net losses each year since our formation in October 2011. For the years ended December 31, 2022 and 2023, we had net losses of $108.3 million and $56.8 million, respectively. We expect to continue to incur additional losses on a GAAP basis and we may not achieve or maintain profitability in the future. As of December 31, 2023, we had an accumulated deficit of $489.1 million. While we are increasingly focused on improving our operating efficiency, we intend to continue to expend substantial financial and other resources on, among other things:

•	innovating and advancing our platform;
•	acquiring new customers;
•	increasing usage by and spend from our existing customers;
•	international expansion; and
•	expansion of our ecosystem and go-to-market partnerships.

Our efforts to grow our revenue while increasing our operating efficiency may prove more difficult than we currently anticipate, and we may not succeed in increasing our revenues sufficiently, or at all, to offset our expenses. Additionally, we expect to continue making significant expenditures on sales and marketing efforts, and expenditures to grow our platform including to develop new features, integrations, capabilities, and enhancements to our platform. For example, we have made and expect to continue to make significant investments in support of our efforts to expand our U.S. federal business. If our revenue does not grow at a greater rate than our operating expenses, we will not be profitable in future periods. Our revenue growth may slow or our revenue may decline for a number of possible reasons, many of which are beyond our control, including greater market penetration, increased competition, slowing demand for our platform, a failure by us to continue capitalizing on growth opportunities, the maturation of our business, global economic downturns, the impact of rising inflation or interest rates or any of the other factors discussed in this “Risk Factors” section. Any failure to increase our revenue as we grow our business could prevent us from achieving profitability at all or on a consistent basis, which would make it more difficult to accomplish our business objectives and could have a material adverse effect on our business, financial condition and results of operations and cause the market price of our ordinary shares to decline.

Our business and operations have historically experienced rapid growth which has fluctuated in recent periods. Our past growth may not be indicative of our future growth, and we may not be able to sustain or increase our revenue growth rate in the future. Our fluctuating growth rates also make it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

Our total revenues for the years ended December 31, 2022 and 2023 were $245 million and $267 million, respectively, representing year-over-year growth of 9%. You should not rely on our revenue growth over any historical period as an indication of our future performance. Even if our revenue continues to increase, we expect our revenue growth rate to fluctuate in future periods. For example, we expect our revenue growth to increase modestly for the fiscal year 2024 compared to prior years as we focus on profitability and long term investments we believe will help us accelerate our revenue growth in the future. Many factors may contribute to fluctuations in our growth rate, including macroeconomic conditions, customer churn or down-selling, increased competition, slowing demand for our offerings, a failure by us to continue capitalizing on growth opportunities and the maturation of our business, among others. If our growth rate declines or does not increase over time, investors’ perceptions of our business and the market price of our ordinary shares could be adversely affected.

In addition, fluctuations in our historical growth rate may make it difficult to evaluate our current business and future prospects. Our ability to forecast our future results of operations is subject to a number of uncertainties, including our ability to effectively plan for and model future growth. We have encountered in the past, and may encounter in the future, risks and uncertainties frequently experienced by growing companies in rapidly changing industries. If we fail to achieve the necessary level of efficiency in our organization as it grows, or if we are not able to accurately forecast future growth, our business could be harmed. Moreover, if the assumptions that we rely on to plan our business are incorrect or change in reaction to changes in the markets in which we operate, or if we are unable to maintain consistent revenue or revenue growth, our share price could be volatile, and it may be difficult to achieve and maintain profitability.

The markets for our products are relatively new and evolving and may develop more slowly or differently than we expect. Our future success depends on the growth and expansion of these markets and our ability to adapt and respond effectively to evolving market conditions and demands.

The markets in which we compete are characterized by rapid technological change, frequent introductions of new products, services, features and capabilities, and evolving industry standards and regulatory requirements. Our business strategy may not effectively respond to these changes, and we may fail to position ourselves to capitalize on market opportunities.  Our ability to grow our customer base and increase revenue from existing customers will depend in significant part on our ability to develop or otherwise introduce new product offerings and new features, integrations, capabilities and other enhancements to our existing offerings on a timely basis, as well as on our ability to interoperate across an increasing range of devices, operating systems and third-party applications. For example, recent industry focus on generative artificial intelligence, or AI, has created tremendous opportunities across the software industry and we expect our ability to successfully integrate these technologies into our offerings will be important to our long term success. The success of any new products or enhancements to our existing offerings will depend on a number of factors including, but not limited to, the timeliness and effectiveness of our research and product development activities and go-to-market strategy, our ability to anticipate customer needs and achieve market acceptance, our ability to manage the risks associated with new product releases, the effective management of and investment in product development, and the availability of other newly developed products and technologies by our competitors.

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

Our success depends in part on our ability to integrate our platform and products with a variety of devices, operating systems and third-party applications that we do not control, and we need to continuously modify and enhance our offerings to adapt to changes in third party hardware, software, networking, browser and database technologies. Third-party products and services are constantly evolving, and we may not be able to modify our offerings to ensure their compatibility with those of other third parties following development changes. Third-party providers may change the features of their applications and software, restrict our access to their applications and software or alter the terms governing use of their applications and access to those applications and software in an adverse manner. Such changes could functionally limit or eliminate our ability to use these third-party applications and software in conjunction with our products, which could negatively impact customer demand, our competitive position and adversely affect our business. Certain companies with which we currently compete or may in the future compete own, develop, operate or distribute operating systems, cloud hosting services and other software applications, and/or have material business relationships with companies that own, develop, operate or distribute operating systems, application stores, cloud hosting services and other software that our offerings rely on to operate. These companies may be able to disrupt the operation or compatibility of our offerings with their products or services, or exert strong business influence on our ability to, and the terms on which we, operate and distribute our offerings. Moreover, some of these companies may have inherent advantages developing products and services that more tightly integrate with their software and hardware platforms or those of their business partners. Should these or any other third-party providers modify their products or standards in a manner that degrades the functionality of our offerings or gives preferential treatment to competitive products or services, whether to enhance their competitive position or for any other reason, we may not be able to offer the functionality that our customers need, which would negatively impact our ability to generate revenue and adversely affect our business. Furthermore, any losses or shifts in the market position of the providers of these third-party products and services could require us to identify and develop integrations with new third-party technologies. Such changes could consume substantial resources and may not be effective. Any expansion into new geographies may also require us to integrate our offerings with new third-party technologies, products and services and invest in developing new relationships with these providers. If we are unable to respond to changes in a cost-effective manner, our offerings may become less marketable, less competitive, or obsolete, and our business, financial condition and results of operations may be negatively impacted.

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

The markets in which we compete are evolving and highly fragmented, and we may not be able to compete successfully against current and future competitors, some of which may have greater financial, technical, and other resources than we do. If we do not compete successfully our business, financial condition and results of operations could be harmed.

The market for our platform and products is highly fragmented, quickly evolving, and subject to rapid changes in technology. We believe that our ability to compete successfully depends upon many factors both within and beyond our control, including the following:

•	breadth of applications and technology integrations supported;
•	support for generative AI, cross-application guidance, automation and analytics;
•	expertise in third-party application implementations;
•	integration of robust analytics and visualization capabilities;
•	cross-platform support for workflows including mobile native applications (iOS and Android) and desktop (Windows and macOS);
•	ease of implementation and use;
•	performance, security, scalability and reliability;
•	quality of customer support;
•	total cost of ownership; and
•	brand recognition and reputation.

Our main sources of competition fall into the following categories:

•	Non-adoption from enterprises maintaining the status quo of offline, internally developed, or non-dynamic, FAQ-centric application guidance and workflow support;
•	Point solutions or generative AI alternatives embedded natively or as an add-on to software provided by diversified enterprise software companies such as SAP, Oracle, Microsoft, and Salesforce; and
•	Providers of software for specific in-app guidance or analytics use cases for SaaS applications.

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

Our Digital Adoption Platform is at the core of our business and all of our customer subscriptions. Customer subscriptions to our software platform  accounted for approximately 90% and 93% of our total revenue for the years ended December 31, 2022 and 2023, respectively, with the remainder of our revenue being derived from associated professional services. Accordingly, market acceptance of our Digital Adoption Platform is critical to our success. If demand for our Digital Adoption Platform declines, the demand for the associated professional services will also decline. Demand for our Digital Adoption Platform is affected by a number of factors, many of which are beyond our control, such as continued market acceptance of digital adoption platforms and technologies by customers for existing and new use cases, the timing of development and release of new features and functionality, lower cost alternatives introduced by our competitors, technological changes and developments within the markets we serve, including the potential introduction of native digital adoption solutions within software providers’ existing products, and macroeconomic conditions.  If our Digital Adoption Platform fails to compete effectively or demand for our Digital Adoption Platform were to decline, then our business, financial condition and results of operations would be harmed.

Unfavorable conditions in our industry or the global economy or reductions in information technology spending could limit our ability to grow our business and negatively affect our results of operations.

Our results of operations may vary based on the impact of changes in our industry or the global economy on us or our customers. Current or future economic uncertainties or downturns could adversely affect our business and results of operations. Negative conditions in the general economy both in the United States and abroad, including conditions resulting from changes in gross domestic product growth, financial, and credit market fluctuations, rising inflation or interest rates, political turmoil, natural catastrophes, any pandemic, epidemic or outbreak of infectious disease, warfare, protests and riots, and terrorist attacks on the United States, Europe, the Middle East, the Asia Pacific region, or elsewhere, could cause a decrease in business investments by our customers and potential customers, including spending on information technology, and negatively affect the growth of our business. In particular, since a significant portion of our operations are based in Israel, hostilities within the region, including due to the war between Israel and Hamas, or a significant downturn in the economic or financial condition of Israel, could materially adversely affect our operations (see “— Conditions in Israel, including the recent attack by Hamas and other terrorist organizations from the Gaza Strip and elsewhere in the region, and Israel’s war against them, may materially and adversely affect our revenues, our results of operations and our financial condition.”).

For example, the United States has recently experienced historically high levels of inflation that have only recently begun to moderate. The annual inflation rate for the United States was approximately 3.4% for the year ended December 31, 2023. In the event inflation persists or starts to increase again, we may seek to increase the sales prices of our products and services in order to maintain satisfactory margins. Any attempts to offset cost increases with price increases may result in reduced sales, increase customer dissatisfaction or otherwise harm our reputation. Moreover, rising inflation and other macro conditions may have other adverse effects on the economy which are difficult to predict.

Moreover, persistent economic downturns may require us to undertake optimization and cost saving initiatives, including streamlining our organization and adjusting the size and structure of our workforce. For example, from time to time, we have implemented certain cost reduction efforts to reduce material spend and operating expenses including restructuring our workforce to better align our expenses with our revenue expectations.  Any reduction in force may yield unintended consequences and costs, such as attrition beyond the intended reduction in force, the distraction of employees and reduced employee morale, which could, in turn, adversely impact productivity, including through a loss of continuity, loss of accumulated knowledge or inefficiency during transitional periods. Any of these impacts could also adversely affect our reputation as an employer, make it more difficult for us to hire new employees in the future and increase the risk that we may not achieve the anticipated benefits from the restructuring.

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

SaaS businesses like ours tend to involve certain fixed costs, and our ability to achieve desired operating margins depends largely on our success in maintaining a scale of operations and generating a sufficient amount of revenue to offset these fixed costs and other variable costs. Our fixed costs include, among other things, compensation of employees, cloud-based computing services, data storage and related expenses and office rental expenses. Our variable costs largely include sales and marketing expenses. These costs can be difficult to manage, particularly as our growth fluctuates. If we are unable to effectively manage these costs or achieve economies of scale, our operating margin may decrease and our business, financial condition, results of operations and prospects could be materially and adversely affected.

Our results of operations fluctuate from quarter to quarter, which could adversely affect our business, financial condition and results of operations.

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

•	our ability to manage our cloud services infrastructure costs;
•	technical disruptions or network outages;
•	developments or disputes concerning our intellectual property or proprietary rights, our platform or products, or third-party intellectual property or proprietary rights;
•	negative publicity about our Company, our offerings or our partners, including as a result of actual or perceived breaches of, or failures relating to, data privacy, data protection or data security;
•	the timing of expenses related to the development or acquisition of technologies or businesses and potential future charges for impairment of goodwill from acquired companies;
•	general economic, industry and market conditions;
•	the impact of political uncertainty or unrest, including the war in Israel, where our headquarters are located;
•	changes in our pricing policies or those of our competitors;
•	fluctuations in the growth rate of the overall markets that our products address;

•	seasonality in the underlying businesses of our customers, including budgeting cycles and purchasing practices, and any changes in customer spending patterns;
•	the business strengths or weakness of our customers;
•	our ability to collect timely on invoices or receivables;
•	the cost and potential outcomes of litigation or other disputes;
•	future accounting pronouncements or changes in our accounting policies;
•	our overall effective tax rate, including impacts caused by any reorganization in our corporate tax structure and any new legislation or regulatory developments;
•	our ability to successfully expand our business in the U.S. and internationally;
•	fluctuations in foreign currency exchange rates;
•	legal and regulatory compliance costs in new and existing markets; and
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

Our corporate culture has contributed to our success, and if we cannot maintain this culture as our business continues to evolve, we could lose the innovation, creativity, and entrepreneurial spirit we have worked to foster, which could harm our business.

We believe that our culture has been and will continue to be a key contributor to our success. We will need to continue to maintain our culture among a large number of employees, dispersed across various geographic regions. Maintaining a strong corporate culture and a productive workforce could be increasingly difficult in distributed work environments where employees work in hybrid or remote workplaces. If we do not continue to maintain our corporate culture, we may be unable to foster the innovation, creativity and entrepreneurial spirit we believe we need to support our business. Any expansion of our business may also result in changes to our corporate culture, which could harm our ability to attract, recruit and retain employees, as well as our business and our prospects for future growth.

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

The sales prices for our products may be subject to change for a variety of reasons, including competitive pricing pressures, discounts, anticipation of the introduction of new products, general economic conditions, or changes in our marketing, customer acquisition and technology costs and, as a result, we anticipate that we will need to change our pricing model from time to time. In the past, we have sometimes adjusted our prices for individual customers in certain situations, and expect to do so from time to time in the future. Moreover, demand for our offerings is price-sensitive. Competition continues to increase in the market segments in which we participate, and we expect competition to further increase in the future, thereby leading to increased pricing pressures. Larger competitors with more diverse offerings may reduce the price of offerings that compete with ours or may bundle them with other offerings and provide them for free. Similarly, certain competitors may use marketing strategies that enable them to acquire users more rapidly or at a lower cost than us, or both, and we may be unable to attract new customers or grow and retain our customer base based on our historical pricing. As we develop and introduce new offerings, as well as features, integrations, capabilities and other enhancements, we may need to, or choose to, revise our pricing. We may also face challenges setting prices for new and existing offerings in any new geographies into which we expand. There can be no assurance that we will not be forced to engage in price-cutting initiatives or to increase our marketing and other expenses to attract customers in response to competitive or other pressures. Any decrease in the sales prices for our products, without a corresponding decrease in costs, increase in volume or increase in revenue from our other offerings, would adversely affect our revenue and gross profit. We cannot assure you that we will be able to maintain our prices and gross profits at levels that will allow us to achieve and maintain profitability.

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

Expansion into markets outside the United States is important to the growth of our business, and if we do not manage the business and economic risks of global expansion effectively, it could materially and adversely affect our business, financial condition and results of operations.

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

•	global political, social and economic instability including, instability arising from the war in Ukraine and the war in Israel;
•	fluctuations in currency exchange rates;

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

•	reduced ability to timely collect amounts owed to us by our customers in countries where our recourse may be more limited;
•	limitations on our ability to reinvest earnings from operations derived from one country to fund the capital needs of our operations in other countries;
•	potential changes in laws, regulations, and costs affecting our United Kingdom (“UK”) operations and personnel;
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

Catastrophic events, or man-made problems such as war or terrorism, including the wars in Israel and Ukraine, may disrupt our business.

A significant natural disaster, such as an earthquake, fire, flood, severe storm, or significant power outage could have an adverse impact on our business, financial condition and results of operations.  Climate change has impacted, and is expected to continue to impact, the frequency and/or intensity of such events as well as cause chronic changes, such as changes in temperature or precipitation patterns or sea-level rise, that may also have an adverse impact on our operations. For example, in certain areas, there has been an increase in power shutoffs associated with wildfire prevention. A number of our management team and other employees, as well as our customers and partners, are located in the San Francisco Bay Area, a region known for seismic activity and increasingly, wildfires. In the event our or our customers’ or partners’ operations are hindered by any of the events discussed above, sales could be delayed, resulting in missed financial targets for a particular reporting period. In addition, acts of terrorism, war, such as the ongoing and rapidly escalating conflict in Ukraine, the conflict between Israel and Hamas and related terrorist organizations in the region, pandemics, such as the COVID-19 pandemic or any other pandemic, epidemic, outbreak of infectious disease or other public health crisis, protests, riots and other geo-political unrest could cause disruptions in our business or the businesses of our customers, partners, or the economy as a whole. While we have not experienced a material impact on our product roadmap due to this disruption, the human cost to our employees as well as the potential for broader, adverse impacts of this war, including heightened operating risks in Ukraine and Europe, additional sanctions or counter-sanctions, heightened inflation, cyber-attacks, higher energy costs and higher supply chain costs, as well as broader impact on global and regional economies, is difficult to measure, and the ultimate impact of such events on our business is difficult to predict. Any disruption in the businesses of our customers or partners could have a significant adverse impact on our results. All of the aforementioned risks may be further increased if our disaster recovery plans or those of our customers or partners prove to be inadequate.

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

As a public company listed in the United States, we incur significant additional legal, accounting, and other expenses. In addition, changing laws, regulations, and standards relating to corporate governance and public disclosure, including regulations implemented by the Securities and Exchange Commission (the “SEC”) and the Nasdaq Stock Market LLC (“Nasdaq”), has and may further to increase legal and financial compliance costs, and make some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies.

Our executive leadership team may not successfully or efficiently manage the Company as a public company subject to significant regulatory oversight and reporting obligations under the U.S. federal securities laws and the continuous scrutiny of securities analysts and investors. We also intend to continue to invest resources to comply with evolving laws, regulations, and standards, and these new obligations and constituents will continue to require significant attention from our executive leadership team and could divert their attention away from the day-to-day management of our business.

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

We manage our available cash through various bank institutions and invest large portions of our cash reserves in bank deposits and debt securities. A bankruptcy of one of the banks in which or through which we hold or invest our cash reserves, might prevent us from accessing all or a portion of that cash for an uncertain period of time if at all.

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

Our use of artificial intelligence and machine learning tools may subject us to additional risks and may adversely impact our reputation and the performance of our products, services and operations.

Certain of our products rely on artificial intelligence (“AI”), machine learning, and automated decision-making technologies, including proprietary AI and machine learning algorithms and models (collectively, “AI Technologies”).

We expect that increased investment will be required in the future to continuously improve our use of AI Technologies. As with many technological innovations, there are significant risks involved in developing, maintaining and deploying these technologies and there can be no assurance that the usage of or our investments in such technologies will always enhance our products or services or be beneficial to our business, including our efficiency or profitability.

In particular, if the models underlying our AI Technologies are incorrectly designed or implemented; trained or reliant on incomplete, inadequate, inaccurate, biased or otherwise poor quality data, or on data to which we do not have sufficient rights or in relation to which we and/or the providers of such data have not implemented sufficient legal compliance measures; are used without sufficient oversight and governance to ensure their responsible use; and/or adversely impacted by unforeseen defects, technical challenges, cybersecurity threats or material performance issues, the performance of our products, services and business, as well as our reputation, could suffer or we could incur liability through the violation of laws or contracts to which we are a party or civil claims.

Our ability to successfully integrate artificial intelligence and machine learning technologies may be dependent on our access to specific third-party software and infrastructure and our business may be adversely impacted if we are unable to access such third-party software and infrastructure.

We use AI Technologies licensed from third parties and our ability to continue to use such technologies at the scale we need may be dependent on access to specific third-party software and infrastructure. We cannot control the availability or pricing of such third-party AI Technologies, especially in a highly competitive environment, and we may be unable to negotiate favorable economic terms with the applicable providers. If any such third-party AI Technologies become incompatible with our solutions, become unavailable for use, or the providers of such models unfavorably change the terms on which their AI Technologies are offered or terminate their relationship with us, our solutions may become less appealing to our customers and our business will be harmed. In addition, to the extent any third-party AI Technologies are used as a hosted service, any disruption, outage, or loss of information through such hosted services could disrupt our operations or solutions, damage our reputation, cause a loss of confidence in our solutions, or result in legal claims or proceedings, for which we may be unable to recover damages from the affected provider.

We make our AI Technologies available via license agreements to third parties that can use this technology in their own internal operations, products and services. We may not have insight into, or control over, the practices of third parties who may utilize such AI Technologies. As such, we cannot guarantee that third parties will not use such technologies for improper purposes, including through the dissemination of illegal, inaccurate, defamatory or harmful content, intellectual property infringement or misappropriation, furthering bias or discrimination, cybersecurity attacks, data privacy violations, or to develop competing technologies, or that the measures we implement to prevent such improper use will be effective. Such improper use by any third party could adversely affect our business, financial condition, reputation (and the reputations of our customers), and/or subject us to legal liability.

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

Our platform and products involve the collection, storage, processing, transmission and other use of data, including certain confidential, sensitive, and personal information. More generally, in the ordinary course of our business, we collect, store, transmit and otherwise process large amounts of sensitive corporate, personal and other information, including intellectual property, proprietary business information, and other confidential information. Any security breach, data loss, or other compromise, including those resulting from a cybersecurity attack, phishing attack, or any unauthorized access, unauthorized usage, virus or similar breach or disruption could result in the loss or destruction of or unauthorized access to, or use, alteration, disclosure, or acquisition of, data, damage to our reputation, loss of intellectual property protection, claims and litigation, fines, regulatory investigations, or other liabilities. We have experienced and expect to continue to experience attempted cyber-attacks of our IT networks, such as through phishing scams and ransomware. Although none of these attempted cyber-attacks has had a material adverse impact on our operations or financial condition, we cannot guarantee that such incidents will not have such an impact in the future. For example, we may become the target of cyber-attacks by third parties seeking unauthorized access to our or our customers’ data or to disrupt our ability to provide our services. These attacks may come from individual hackers, criminal groups, and state-sponsored organizations. Ransomware attacks, including those from organized criminal threat actors, nation-states, and nation-state supported actors, are becoming increasingly prevalent and severe, and can lead to significant interruptions in our operations, loss of data and income, reputational loss, diversion of funds, and may result in fines, litigation and unwanted media attention. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting payments. Additionally, companies have, in general, experienced an increase in phishing, social engineering and other attacks from third parties and the increase in remote working further increases these and other security threats.

There can be no assurance that our cybersecurity risk management program and processes, including our policies, controls or procedures, will be fully implemented, complied with or effective in protecting our systems and information. While we experience cyber-attacks and other security incidents of varying degrees from time to time, none have individually or in the aggregate led to costs or consequences which have materially impacted our operations or business. If our security measures are breached as a result of third-party action, employee error or negligence, a defect or bug in our offerings or those of our third-party service providers, malfeasance or otherwise and, as a result, someone obtains unauthorized access to any data, including our confidential, sensitive, or personal information or the confidential, sensitive, or personal information of our customers, or other persons, or any of these types of information is lost, destroyed, or used, altered, disclosed, or acquired without authorization, or if any of the foregoing is perceived to have occurred, our reputation may be damaged, our business may suffer, and we could incur significant liability, including under applicable data privacy and security laws and regulations. Even the perception of inadequate security may damage our reputation and market position, negatively impacting our ability to win new customers and retain and receive timely payments from existing customers. Further, we could be required to expend significant capital and other resources to protect against and address any data security incident or breach, which may not be covered or fully covered by our insurance and which may involve payments for investigations, forensic analyses, regulatory compliance, breach notification, legal advice, public relations advice, system repair or replacement, or other services. We and our third-party vendors and service providers also may face difficulties or delays in identifying or responding to, and remediating and otherwise responding to, cyberattacks and other security breaches and incidents. We have incurred substantial costs in efforts to protect against and address potential impacts of security breaches and incidents, and anticipate doing so in the future.

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

Policing and defending against unauthorized use of our know-how, technology and intellectual property is difficult, costly, time-consuming and may not be effective. Third parties may knowingly or unknowingly infringe our intellectual property rights. We may be required to spend significant resources to monitor and protect our intellectual property rights. Litigation may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets.  For example, we recently filed a lawsuit against our competitor, WhatFix, Inc. in the U.S. District Court for the District of Delaware, alleging, among other things, that their products infringe certain patents granted to us related to our ActionBot technology and a separate lawsuit against WhatFix, Inc. in the U.S. District Court for the Northern District of California, alleging, among other things, that they improperly accessed our proprietary platform and misappropriated our trade secrets. Litigation brought to protect and enforce our intellectual property rights or litigation asserted against us could be costly, time-consuming, and distracting to our executive leadership team and other employees, could result in substantial royalties, license fees or other damages, or in the impairment or loss of portions of our intellectual property. Our efforts to enforce our intellectual property rights may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of our intellectual property rights. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of the attention and resources of our executive leadership team or other employees, could delay further sales or the implementation of our products, require us to reengineer or impair the functionality of our products, delay introductions of new products, result in our substituting inferior or more costly technologies into our products, or injure our reputation. Any of the foregoing could materially and adversely affect our business, financial condition, results of operations and growth prospects.

A number of aspects of intellectual property protection in the field of AI and machine learning are currently under development, and there is uncertainty and ongoing litigation in different jurisdictions as to the degree and extent of protection warranted for AI and machine learning systems and relevant system input and outputs. The law is also uncertain across jurisdictions regarding the copyright ownership of content, and the patent ownership of inventions that are produced in whole or in part by generative AI tools. If we fail to obtain protection for the intellectual property rights concerning our AI Technologies, or later have our intellectual property rights invalidated or otherwise diminished, our competitors may be able to take advantage of our research and development efforts to develop competing products which could adversely affect our business, reputation and financial condition.

Our generative AI Technologies could generate output that is infringing, and we could be subject to claims or lawsuits, including for infringement of third-party intellectual property rights as a result of the output of such generative AI Technologies. While some providers of AI Technologies offer to indemnify their end users for any copyright or other intellectual property infringement claims arising from the output of their AI Technologies, we may be not be successful in adequately recovering our losses in connection with such claims.

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

We are subject to numerous laws, directives and regulations, in multiple jurisdictions and territories, regarding data privacy, data protection, and data security and the collection, storing, sharing, use, processing, transfer, disclosure, and protection of personal information and other data, the scope and extent of which are complex, changing, subject to differing interpretations, and may be inconsistent among jurisdictions or conflict with other legal and regulatory requirements. For example, the Israeli Privacy Protection Law 5741-1981 and its regulations, or the PPL, the EU’s General Data Protection Regulation, or the GDPR, the California Consumer Privacy Act (the “CCPA”), as amended by the California Privacy Rights Act, and the data protection and security laws of other states and countries impose additional requirements with respect to disclosure and deletion of personal information of their residents, imposing penalties for violations and, in some cases, private right of action for data breaches. These laws, and similar legislation in other states and countries that are developing or have been recently enacted, impose transparency and other obligations with respect to personal data of their respective residents and provide residents with similar rights for certain types of data breaches.

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

We are also subject to data privacy and security laws in jurisdictions outside of the United States. We are subject to, among other laws and regulations, the GDPR, and the UK GDPR, which each impose a strict data protection compliance regime in relation to our collection, control, processing, sharing, disclosure and other use of data relating to an identifiable living individual (personal data). The GDPR and UK GDPR also regulate cross-border transfers of personal data out of the European Economic Area (“EEA”) and the UK, respectively and we expect the existing legal complexity and uncertainty regarding international personal data transfers to continue.

As the enforcement landscape further develops, and supervisory authorities issue further guidance on international data transfers, we could: suffer additional costs, complaints and/or regulatory investigations or fines; we may have to stop using certain tools and vendors and make other operational changes; we may have to implement alternative data transfer mechanisms for existing intragroup, customer and vendor arrangements; and/or it could otherwise affect the manner in which we provide our services and could adversely affect our business, operations and financial condition.

Failure to comply with the GDPR and/or the UK GDPR could result in penalties for noncompliance (including possible fines), regulatory investigations, reputational damage, orders to cease/change our processing of our data, enforcement notices and/or assessment notices (for a compulsory audit), and/or civil claims (including class actions) for compensation or damages.

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

In particular, the regulatory framework for AI Technologies is rapidly evolving as many federal, state and foreign government bodies and agencies have introduced or are currently considering additional laws and regulations. Additionally, existing laws and regulations may be interpreted in ways that would affect the operation of our AI Technologies. As a result, implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future, and we cannot yet determine the impact future laws, regulations, standards, or market perception of their requirements may have on our business and may not always be able to anticipate how to respond to these laws or regulations.

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

Despite the policies and processes that we have in place, we cannot guarantee that we have not made accessible, or will not make accessible, inadvertently our services to persons in violation of Trade Controls, or that our customers have not permitted or will not in the future permit our services to be used by parties in countries or territories subject to Trade Controls. For example, we implemented geo-location blocking in 2021 through a third party to prevent content created by our customers using our tools from being accessed by users of our customers from IP addresses potentially linked to countries subject to Trade Controls, but we cannot be certain that this technique will work in all circumstances. Further, the war in Ukraine has prompted the U.S. and other governments to impose new Trade Controls on Russia, among other countries, and related parties. Additional Trade Controls by the U.S. and other governments enacted due to geopolitics or otherwise, and any counter-sanctions enacted in response, could restrict our ability to operate, generate or collect revenue in certain other countries, which could adversely affect our business. The failure to comply with Trade Controls could subject us to both civil and criminal penalties, including substantial fines, possible incarceration of responsible individuals for willful violations, possible loss of our export or import privileges, and reputational harm. Further, the process for obtaining necessary licenses may be time-consuming or unsuccessful, potentially causing delays in sales or losses of sales opportunities. Trade Controls are complex and dynamic regimes, and monitoring and ensuring compliance can be challenging, particularly given that our products are widely distributed throughout the world and are available for download without registration. Any failure by us or our partners to comply with applicable laws and regulations would have negative consequences for us, including reputational harm, government investigations, and penalties.

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

We are, from time to time, the subject of complaints or litigation, including user claims, contract claims, employee allegations of improper termination and discrimination and claims related to violations of applicable government laws regarding religious freedom, advertising and intellectual property. The number and significance of these potential claims and disputes may increase as our business expands. Any such claim, whether initiated by the Company or by the other party, could be expensive to litigate and may divert time, money, management’s attention and other valuable resources away from our operations, harm our reputation, and, thereby, adversely affect our business. Further, our insurance may not cover all potential claims made against us or be sufficient to indemnify us for all liability that may be imposed. Additionally, a substantial judgment against us could materially and adversely affect our business, financial condition, results of operations and prospects.

For example, we have been, and may continue to be, subject to class and individual claims regarding our classification of certain employees.  These include a putative class action in the Superior Court for the City and County of San Francisco on October 21, 2022 and a demand letter received by the Company on January 30, 2023, threatening claims on behalf of an unidentified New York-based “inside salesperson” and other similarly-situated employees. While the Company denied these allegations, and believed them to be without merit, solely in order to avoid the costs and inconvenience of litigation as well as the uncertainty inherent in any complex litigation, the Company settled both claims. Additionally, we are presently suing Whatfix, Inc. in the U.S. Federal District Court, Northern District of California alleging claims related to Whatfix’s alleged theft and misappropriation of the Company’s trade secrets and in the U.S. Federal District Court of Delaware alleging certain Whatfix products infringe the Company’s patents.

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

The member countries of the Organization for Economic Co-operation and Development (“OECD”), with the support of the G20, initiated the base erosion and profit shifting (“BEPS”) project in 2013 in response to concerns that changes were needed to international tax laws. In November 2015, the G20 finance ministers adopted final BEPS reports designed to prevent, among other things, the artificial shifting of income to low-tax jurisdictions, and legislation to adopt and implement the standards set forth in such reports has been enacted or is currently under consideration in a number of jurisdictions. In May 2019, the OECD published a “Programme of Work,” which was divided into two pillars. Pillar One focused on the allocation of group profits among taxing jurisdictions based on a market-based concept rather than the historical “permanent establishment” concept. Pillar Two, among other things, introduced a global minimum tax. On October 10, 2021, 137 member jurisdictions of the G20/OECD Inclusive Framework on BEPS (including Israel) joined the “Statement on a Two-Pillar Solution to Address the Tax Challenges Arising from the Digitalisation of the Economy” which sets forth the key terms of such two-pillar solution, including a reallocation of taxing rights among market jurisdictions under Pillar One and a global minimum tax rate of 15% under Pillar Two. The agreement reached by 137 of the 140 members of the OECD’s Inclusive Framework on BEPS calls for law enactment by OECD and G20 members in 2022 to take effect in 2023 and 2024. On December 20, 2021, the OECD published model rules to implement the Pillar Two rules and released commentary to the Pillar Two model rules in March 2022 and published administrative guidance in February 2023, July 2023 and December 2023. The model rules and commentary allow the OECD’s Inclusive Framework members to begin implementing the Pillar Two rules in accordance with the agreement reached in October 2021. Israel is one of the 137 jurisdictions that has agreed in principle to the adoption of the global minimum tax rate, targeting law enactment to take effect in 2023 with applicability from fiscal years beginning on or after December 31, 2023. As the Two Pillar solution is subject to implementation by each member country, the timing and ultimate impact of any such changes on our tax obligations is uncertain. These changes, when enacted, by various countries in which we do business may increase our taxes in these countries. The foregoing tax changes and other possible future tax changes may have an adverse impact on us, our business, financial condition, results of operations and cash flow.

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

As of December 31, 2023, we had net operating loss carryforwards of $360.5 million in Israel which may be utilized against future income taxes. Limitations imposed by the applicable jurisdictions on our ability to utilize net operating loss carryforwards, including with respect to the net operating loss carryforwards of companies that we have acquired or may acquire in the future, could cause income taxes to be paid earlier than would be paid if such limitations were not in effect and could cause such net operating loss carryforwards to expire unused, in each case reducing or eliminating the benefit of such net operating loss carryforwards. Furthermore, we may not be able to generate sufficient taxable income to utilize our net operating loss carryforwards before they expire. If any of these events occur, we may not derive some or all of the expected benefits from our net operating loss carryforwards. Also, any available net operating loss carryforwards would have value only to the extent there is income in the future against which such net operating loss carryforwards may be offset. For these reasons, we may not be able to realize a tax benefit from the use of our net operating loss carryforwards, whether or not we attain profitability. We have recorded a full valuation allowance related to our carryforwards due to the uncertainty of the ultimate realization of the future benefits of those assets.

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

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act that are applicable to U.S. domestic public companies. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2024. In the future, we would lose our foreign private issuer status if more than 50% of our outstanding voting securities are owned by U.S. residents and any of the following three circumstances applies: (1) the majority of our directors or executive officers are U.S. citizens or residents, (2) more than 50% of our assets are located in the United States, or (3) our business is administered principally in the United States. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq listing rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

As we are a foreign private issuer and intend to follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all corporate governance requirements.

As a foreign private issuer, we have the option to follow certain home country corporate governance practices rather than the Nasdaq corporate governance rules, provided that we disclose and describe the requirements we are not following and the Israeli practices we are following. We rely on this “foreign private issuer exemption” with respect to the quorum requirement for shareholder meetings, and may in the future elect to follow home country practices with regard to other matters. As a result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.

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

As of December 31, 2023, we are authorized to issue up to 900,000,000 ordinary shares. Subject to compliance with applicable rules and regulations, we may issue ordinary shares or securities convertible into ordinary shares from time to time in connection with a financing, acquisition, investment, our share incentive plans or otherwise. Any such issuance could result in substantial dilution to our existing shareholders and cause the market price of our ordinary shares to decline.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ordinary shares.

We would be classified as a passive foreign investment company (“PFIC”) for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended), or (ii) 50% or more of the value of our gross assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). For these purposes, cash and other assets readily convertible into cash are categorized as passive assets, and the company’s goodwill and other unbooked intangibles are generally taken into account. Passive income generally includes, among other things, rents, dividends, interest, royalties, gains from the disposition of passive assets and gains from commodities and securities transactions. For purposes of this test, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation of which we own, directly or indirectly, more than 25% (by value) of the stock. Based on the composition of our income, assets and operations, we do not believe that we were a PFIC for the taxable year ended December 31, 2023. However, our status as a PFIC requires a factual determination that depends on, among other things, our income, assets and operations in each year. Fluctuations in the market price of our ordinary shares may cause our classification as a PFIC for the current or future taxable years to change because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our shares from time to time (which may be volatile). Among other matters, if our market capitalization subsequently declines, it may make our classification as a PFIC more likely for the current or future taxable years. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Therefore, there can be no assurance that we will not be treated as a PFIC for our current taxable year or any future taxable year.

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

Risks relating to Our Incorporation and Location in Israel

Conditions in Israel, including the recent attack by Hamas and other terrorist organizations from the Gaza Strip and elsewhere in the region, and Israel’s war against them, may materially and adversely affect our revenues, our results of operations and our financial condition.

We are incorporated under the laws of Israel and a significant portion of our operations are conducted in Israel. Moreover, members of our board of directors and leadership team as well as approximately half of our employees and consultants, including employees of our service providers, are located in Israel. Accordingly, our business, revenues, results of operations and financial condition are directly affected by economic, political, geopolitical and military conditions in Israel.

Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its neighboring countries and terrorist organizations active in the region. These conflicts have involved missile strikes, hostile infiltrations and terrorism against civilian targets in various parts of Israel, which have negatively affected business conditions in Israel. In recent years, Israel has been engaged in sporadic armed conflicts with Hamas, an Islamist terrorist group that controls the Gaza Strip, with Hezbollah, an Islamist terrorist group that controls large portions of southern Lebanon, and with Iranian-backed military forces in Syria. In addition, Iran, which has threatened to attack Israel, may be developing nuclear weapons and has targeted cyber attacks against Israeli entities.

In October 2023, Hamas and other terrorists organizations infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas and other terrorist organizations also launched extensive rocket attacks on Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in extensive deaths, injuries and kidnapping of civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and a military campaign against these terrorist organizations commenced in parallel to their continued rocket and terror attacks. In addition, since the initial attack by Hamas, there have been continued hostilities along Israel’s northern border with the Hezbollah terrorist organization in Lebanon, and along Israel’s southern border next to the Red Sea with the Houthis movement located in Yemen, have accelerated, and these clashes may escalate in the future into a greater regional conflict. It is possible that hostilities with Hezbollah in Lebanon will escalate, and that other terrorist organizations, including Palestinian military organizations in the West Bank as well as other hostile countries, such as Iran, will join the hostilities.

The intensity and duration of Israel’s current war against Hamas is difficult to predict, as are such war’s economic implications on the Company’s business and operations and on Israel's economy in general. The ongoing conflict is rapidly evolving and developing and it is currently not possible to predict the duration or severity of the ongoing conflict or its effect on our business, operations and financial conditions. Moreover, these events may be intertwined with wider macroeconomic indications of a deterioration of Israel’s economic standing, potentially including a downgrade in Israel's credit rating by rating agencies (such as the recent downgrade by Moody’s of its credit rating of Israel from A1 to A2, as well as the downgrade of its outlook rating from “stable” to “negative”), which may have a material adverse effect on the Company and its ability to effectively conduct its operations, which may have a material adverse effect on the Company and its ability to effectively conduct its operations.

In connection with the Israeli security cabinet’s declaration of war against Hamas and possible hostilities with other organizations, several hundred thousand Israeli military reservists were drafted to perform immediate military service. Certain of our employees and consultants in Israel, in addition to employees of our service providers located in Israel, have been called, and additional employees may be called, for service in the current or future wars or other armed conflicts with Hamas, and such persons may be absent for an extended period of time. As a result, our operations may be disrupted by such absences, which disruption may materially and adversely affect our business and results of operations. Additionally, the absence of employees of our Israeli suppliers and contract manufacturers due to their military service in the current or future wars or other armed conflicts may disrupt their operations, which in turn may materially and adversely affect our ability to deliver or provide products and services to customers.

It is possible that other terrorist organizations, including Hezbollah in Lebanon, and Palestinian military organizations in the West Bank, as well as other hostile countries, such as Iran, will join the hostilities. Such hostilities may include terror and missile attacks. In the event that our facilities are damaged as a result of hostile actions, or hostilities otherwise disrupt our ongoing operations, our ability to deliver or provide products and services in a timely manner to meet our contractual obligations towards customers and vendors could be materially and adversely affected. Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that such government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business.

Finally, political conditions within Israel may affect our operations. Israel has held five general elections between 2019 and 2022, and prior to the Hamas attack in October 2023, the Israeli government pursued extensive changes to Israel’s judicial system, which sparked extensive political debate and unrest. In response to such initiative, many individuals, organizations and institutions, both within and outside of Israel, have voiced concerns that the proposed changes may negatively impact the business environment in Israel including due to reluctance of foreign investors to invest or transact business in Israel, as well as due to increased currency fluctuations, downgrades in credit rating, increased interest rates, increased volatility in securities markets and other changes in macroeconomic conditions. To date, these initiatives have been substantially put on hold. If such changes to Israel’s judicial system are again pursued by the government and approved by the parliament, this may have an adverse effect on our business, our results of operations and our ability to raise additional funds, if deemed necessary by our management and board of directors.

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

•
As a result of our acquisitions, we have recorded goodwill and other assets on our balance sheet and if we are not able to realize the value of these assets, or if the fair value of our investments declines, we may be required to incur impairment charges.

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

Certain market participants, including major institutional investors and capital providers, use third-party benchmarks and scores to assess companies’ ESG profiles in making investment or voting decisions. Unfavorable ESG ratings could lead to increased negative investor sentiment towards us or our industry, which could negatively impact our share price as well as our access to and cost of capital. Increasing ESG-related regulation, including disclosure obligations that policymakers such as the SEC and European Union have adopted or are considering adopting, may also result in increased compliance costs or scrutiny. Simultaneously, there are efforts by some parties, including certain policymakers, to reduce or eliminate companies’ consideration of certain ESG matters. Both advocates and opponents of ESG initiatives are increasingly resorting to a range of activism forms, including media campaigns and litigation, to advance their perspectives. To the extent we are subject to such activism, it may require us to incur costs or otherwise adversely impact our business. To the extent ESG matters negatively impact our reputation, it may also impede our ability to compete as effectively to attract and retain employees or customers, which may adversely impact our operations. Such ESG matters may also impact our suppliers and customers, which may augment or cause additional impacts on our business, financial condition, or results of operations.

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

For a description of other important events in the development of the Company’s business, see Item 5. “Operating and Financial Review and Prospects.”

B.	Business Overview

Overview

WalkMe pioneered the world’s leading Digital Adoption Platform (DAP) so companies can effectively navigate the constant change brought on by technology. Our AI-driven platform sits on top of an organization's technology stack, identifies where people experience friction in workflows and critical business processes, and delivers the personalized guidance and automation needed to reduce the friction and complete tasks, right in the flow of work.

Using our unique, low/no code software implementation process, our platform overlays on any application to provide visibility into gaps between user interactions and intended business goals. With these data-driven insights, we enable organizations to optimize workflows by creating personalized experiences that drive user success, ensure frictionless adoption, and maximize value from software investments. This connects technology usage data to actions that improve experiences for the end user, driving better business outcomes.

With a digital adoption strategy powered by WalkMe's platform, employees and customers are expected to benefit from intuitive and unified experiences. Executives and line-of-business leaders gain comprehensive visibility into workflow adoption and friction points across the enterprise technology stack—both for existing and newly introduced technologies. This equips organizations to become more data-driven, agile, and responsive to market demands and opportunities. By optimizing workflows, WalkMe’s platform is designed to accelerate digital strategy execution, drives consistent adoption of technology, and ultimately delivers on key business objectives—empowering organizations to achieve goals and remain competitive amid constant change.

Technology continues to fundamentally transform how successful companies operate and compete. Worldwide IT spending is projected to total $5 trillion in 2024, an increase of 6.8% from 2023, according to a forecast by Gartner, Inc. in its Gartner Market Databook, 4Q23 Update. The Gartner report projects enterprise software spend to rise from $913 billion in 2023 to over $1 trillion in 2024 driven in part by organizations investing in the latest cloud-based applications.

Meanwhile, we are in the early stages of a new wave of digital transformation powered by AI. Investment in AI is ramping up quickly, with global AI-related spending expected to approach $200 billion by 2025 according to Goldman Sachs in its report “The Magnitude and Timing of the AI Investment Cycle”. According to a 2023 US Census Bureau survey, only 4% of US firms currently report using AI, but most CEOs expect to adopt AI capabilities across their organization within the next decade.

According to a 2020 report by BCG titled ‘Flipping the Odds of Digital Transformation Success’, 70% of digital transformation initiatives have historically failed to achieve desired outcomes. This 'digital adoption gap' persists because people struggle to effectively navigate the constant change brought on by new technologies.

WalkMe pioneered the Digital Adoption Platform category to help organizations close this gap. By empowering employees, customers and partners to seamlessly adopt and utilize technologies to optimize workflows and drive results, WalkMe delivers on the promise of digital transformation investments.

With successful digital transformation powered by a digital adoption strategy, organizations can achieve:

•	Visibility into workflow adoption and friction points, optimizing resource allocation;
•	The ability to design streamlined, people-centric experiences that meet objectives;
•	Quantifiable metrics tracking ROI on technologies against business goals; and
•	Data and insights to continually refine processes amid constant change.

Additionally, digitally transformed organizations empower employees and customers through:

•	Intuitive experiences that simplify cross-application work;
•	Efficient learning that increases productivity across workflows;
•	Consolidated interfaces reducing complexity for users; and
•	More frequent engagement with the business process, not just the software, which leads to increased retention.

From new digital transformation programs to optimizing value out of existing technologies, we help organizations tie software adoption to their strategic goals across every level, from CIOs and business leaders, to employees and customers. As of December 31, 2023, through our Digital Adoption Platform, we had 1640 customers in 39 countries, including 34% of the Fortune 500.

Our success in helping customers achieve their digital transformation strategies has allowed us to achieve substantial growth. For the years ended December 31, 2022 and 2023, our revenue was $245.0 million and $267.0 million, respectively, representing year-over-year growth of 9%. For the years ended December 31, 2022 and 2023, our net loss was $108.3 million and $56.8 million, respectively, our net cash provided by (used in) operating activities was ($46.8) million and $15.3 million, respectively, and our free cash flow was ($53.9) million and $11.5 million, respectively.

Key Trends Driving the Need for a Digital Adoption Platform

Digital transformation remains an urgent priority for enterprise organizations. According to Gartner, global IT spend will reach $5 trillion in 2024, a 6.8% increase over 2023. Within that, enterprise software spend is expected to rise from $913 billion to over $1 trillion, representing more than 20% of IT budgets. According to Accenture’s Pulse of Change: 2024 Index, the rate of change affecting businesses is expected to accelerate in 2024. According to the Accenture report C-suite executives are anticipating this acceleration; 88% expect change to increase and 68% predict accelerated revenue growth, indicating that the 'Digital Achievement Gap' may widen further. Consequently, enterprises are recognizing the importance of increasing their software and technology budget allocations to drive successful digital transformation.

In the post-pandemic era, the disruptions initiated by COVID-19 have evolved into a new landscape. We believe the initial push for cloud migration and digital investments has transitioned into a strategic focus on optimizing technology return on investment as a result of macroeconomic shifts, such as inflation and rising interest rates. Organizations are now scrutinizing their software investments, driven by the need to ensure every piece of technology delivers tangible value. WalkMe’s latest ‘State of Digital Adoption’ report highlights this shift, revealing that 70% of enterprise leaders now view digital adoption as a ‘key performance indicator’.  Our 2024 survey indicates a 63% increase in investments towards digital adoption platforms.

Digital transformation is dependent on people adopting new software applications. According to OKTA's 'Business at Work 2023' report, larger companies deploy more applications, finding that companies with 2,000 employees or more deploy an average of 211 applications. Despite these investments, enterprises are not experiencing the promised returns on their digital transformation investments, largely, we believe, because their employees are overwhelmed by the increasing number of software applications they are being asked to learn and utilize, and because their customers are confused by new digital interactions that are constantly evolving as applications are updated. Additionally, business processes are constantly evolving to support changing business needs, resulting in more confusion and the need to relearn processes and applications. Enterprises require assistance bridging this gap between their digital transformation aspirations and the technical acumen of their internal and external users.

Failure to adopt applications has significant costs for organizations. According to internal WalkMe research, 38% of digital transformation efforts fail to meet their objectives because of a lack of adoption by end users, representing more than $12 million in wasted spend for the average enterprise.  Failed digital adoption in turn has fueled a productivity crisis in which employees spend 353 hours annually, equal to 43 working days, compensating for poor technology experiences costing enterprises an estimated $10,000 per employee every year. In total, lost productivity due to things like outdated change management models, poor support, and inefficient tracking of employees’ activity costs organizations $1.14 million every week.

People need seamless experiences across workflows. As consumer technology like smartphones and voice assistants advance, enterprise software seems increasingly cumbersome. This usability gap fuels user frustration and lost productivity. Moreover, in an era of distributed work, employees expect consumer-grade experiences executing cross-application workflows such as onboarding, lead management, procurement or expense management. Customers have even less patience navigating fragmented digital touchpoints. Friction can occur where technology and people intersect, hiding in the workflows connecting teams, tasks and systems. Without guidance, workflows easily break as applications rapidly change and people resort to unproductive workarounds that undermine adoption. We believe organizations must urgently prioritize optimizing these workflows with embedded guidance and automation to deliver intuitive experiences that simplify work across applications, despite relentless changes. Smoothing workflows to drive adoption while capturing user feedback is key to realizing a return on digital investments and to sustain competitive advantage as AI and other technologies reshape work.

Business workflows span multiple enterprise applications across organizational silos. Employees depend on a vast array of software applications that cross organizational boundaries to perform their job functions. A sales employee may utilize CRM for pipeline management, project management tools for delivery tracking and multiple systems for order processing. According to a Harvard Business Review Analytic Services study, employees find these cross-application workflows over 40% more difficult to use than single application processes. When workflows span multiple applications without connective guidance, frustration builds, errors compound and adoption lags as employees struggle to manage multiple user interfaces and workflows across all systems. For executives and line of business leaders overseeing disjointed applications, lacking analytics into where these workflows break down obstructs their ability to make data-driven decisions. They remain blind to how friction within and across applications slows adoption, productivity and strategic outcomes. As companies rapidly adopt AI and other emerging technologies, we believe visibility into workflows and friction points will become increasingly imperative to obtaining desired business outcomes.

Tech Savvy C-suite as Competitive Edge Driving DAP Adoption. A McKinsey survey titled ‘Three new mandates for capturing a digital transformation’s full value’ from 2022, highlighted that top economic performers are 70% more likely to have a digitally knowledgeable C-suite - and 2X more likely to sustain benefits of digital transformation. This highlights that digital success requires executive involvement beyond the traditional CIO role - and technology expertise as a strategic capability across leadership ranks. Becoming a digitally dexterous organization requires a shared accountability and vision to drive technology adoption. New CXO roles like Chief Data Officer and Chief Digital Officer now collaborate with their CIO counterparts to embed user guidance seamlessly across fragmented systems making digital adoption and workflow friction enterprise-wide KPIs. Our platform quantifies technology usage and workflows health organization-wide - combined with levers for tech savvy leaders to drive agility amidst constant technology change.

WalkMe’s Digital Adoption Platform

WalkMe’s AI-driven Digital Adoption Platform, helps companies effectively navigate change brought on by technology. WalkMe sits on top of an organization’s tech stack, identifies where people experience friction, and delivers the personalized guidance and automation needed to get the job done, workflow by workflow, right in the flow of work.

Desktop
Mobile
Web
.COM
Usage Cadence
Daily | 230
Weekly | 156
Monthly | 42
Apps
Top Departments by % of Active Users
View More
Sales
74%
Marketing
52%
R&D
34%
HR
20%
Operations
7%
workflow insights

DeepUI Technology
BI
CRM
ERP
HRM
SCM
ITSM

Get a clear view of how applications are being used in the context of the jobs your people are trying to get done.

Use pre-built integrations with popular enterprise software categories to fuel your digital transformation.

a personalized employee hub, where all the necessary tools, workflows, knowledge, and applications are connected in one place

Deliver seamless experiences that start in one place and pick up wherever users left off on any platform or device

11:47AM
Today's Meetings
Recently Viewed
What do you need to build your skills?
Complete the anonymous Skills Survey by December 13 to help us equip you for the evolving landscape of work.
Take the survey
Remind me later
Take Time Off
Are you a US Employee? Or a non-US Employee?
US Employee
What is the start date?
What is the end date?
Please select a type of absence
Select option
Go
me
Automation in progress, your vacation request will be set up shorty Enjoy it.

Solutions for workflows in
Sales
HR
IT
Finance
Supply chain
Data
Action
Experience
Desktop
Mobile
.COM
Web
DeepUI Technology
WalkMe
Your tech stack – CRM | HCM | ITSM | ERP | GenAI

Our unified, strategic platform drives value through the following building blocks:

Data: Providing visibility into the real usage and friction points in all the software running in the company, workflow by workflow, task by task so organizations can see what workflows they need to optimize and track success.

Action: Tools and preconfigured templates to reduce the friction in key workflows by building automations and personalized guidance delivered in the flow of work.
Experience: People-first experiences that provide in-app guidance, a conversational text-to-action interface to answer questions and initiative, and helpful notifications; all designed to help people navigate workflows effortlessly, even in the face of constant change.

The WalkMe platform is powered by DeepUI, our proprietary AI technology that understands software the way humans do. It automatically adjusts to the constant change in the underlying applications and can make recommendations for solving friction before it becomes a problem.

WalkMe’s platform is delivered via web, desktop or mobile and pre-packaged to support the key workflows where friction is most often hiding, whether that be in one application, or workflows that span multiple apps. Organizations can start where digital adoption is needed most, and can easily pick the workflows they want to optimize next.

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

Our Digital Adoption Platform drives the success of digital transformation initiatives by empowering enterprise technology buyers in line-of-business and IT with critical business insights to reduce the friction from key workflows and increase software adoption by taking data-driven action to improve the user experiences for employees and customers:

•
For IT and Business Leaders, our platform is required equipment for effectively navigating the constant change brought on by technology. It provides unified visibility, data and actionable insights across the organization’s software stack, to optimize key workflows across sales, HR, IT, finance and other domains and drive employees and customers to action.

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

•
For Employees, our platform provides in-app guidance, a text-to-action conversational interface to kick off tasks and answer questions, and helpful notifications on web, native mobile and desktop applications; all designed to help people navigate workflows effortlessly, even in the face of constant change.

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
•
One of the world’s largest technology and consulting companies uses WalkMe to support onboarding, mitigate support tickets, and increase the success of their customers on over 20 B2B offerings. They’ve seen 6x increase in product adoption, 4x higher conversion rate, 80% revenue growth of digital offerings, and a 300% improvement in product usage consumption, and user retention.

Key Benefits of Our Digital Adoption Platform

By overcoming the digital transformation challenge, organizations are better able to leverage technology to drive key business metrics that focus on mitigating risk for the business, driving efficiency and revenues. Our Digital Adoption Platform:

•
Provides Insights to Help Leaders Drive Outcomes Across Workflows Executives leverage WalkMe’s analytics to gain clear insights and visibility into technology usage and experiences across critical workflows. Our proprietary technology surfaces insights like user engagement with third party applications and various features within them as well as comprehensive workflow insights. In addition, our platform provides extensive overview metrics quantifying enterprise-wide adoption rates workflow-by-workflow. Armed with this intelligence, leaders can connect workflows to strategic goals - spotlighting digital adoption levels and exact failure points for users. By shining a light on friction through analytics mapped to objectives, executives can now measure and optimize the processes technology is meant to enable, creating a responsive system to navigate unrelenting change across the digital landscape.

•
Delivers Immediate Value. Our technology provides leaders immediate visibility into technology adoption levels and friction points across business workflows. These real-time insights allow leaders to instantly spot barriers undermining productivity or compliance. Armed with analytics mapping usage to objectives, organizations can drive business process changes in real-time to smooth adoption even as new tools rollout. As companies rapidly onboard new solutions, WalkMe equips an organization’s employees to produce outcomes in the flow of work rather increasing employee productivity and successful business process adoption.

•
Optimizes Spend By Driving Full Utilization Across the Tech Stack. We enable organizations to extract greater value from software purchases through increased efficiency. For example, many companies use CRMs narrowly as contact databases rather than fully-featured revenue engines. Our platform provides analytics quantifying unused capabilities alongside guided experiences driving comprehensive usage. With workflows optimizing sales forecasting or service requests, we transform siloed software into integrated productivity drivers. Further, WalkMe Discovery specifically delivers visibility into true licensing utilization rates compared to current limited adoption. These usage insights empower businesses to right-size investments or improve adoption to capture value across the software stack.

•
Strategic Impact on Digital Adoption. According to a June 2023 IDC study commissioned by WalkMe, our Digital Adoption Platform delivered $41.4 million annually in total revenue gains from reduced customer churn, more repeat customers, and faster employee application adoption. The IDC data shows WalkMe drove 494% return on investment over 3 years by accelerating adoption 60%, cutting business errors 41%, and speeding migrations 45%. Additional results included 35% faster employee onboarding, 51% faster customer application adoption, and over 2X more clients leveraging new features.

•
Increases Employee Productivity and Reduces Support Costs. By streamlining usage across software investments, WalkMe lifted employee productivity 26% according to the IDC study.  The study showed WalkMe cut IT support tickets 41%, leading to 45% faster project turnarounds and enabling 20% faster product launches.

•
Improves Customer Engagement. By simplifying fragmented tasks, WalkMe grows customer retention and productivity.  The IDC study found users adopted new features 51% faster, while 2.3X more clients leverage latest offerings. This boost in user and customer lifecycle success delivered $41M in revenue annually, according to IDC.

Our Competitive Strengths

Category-defining platform powering digital transformation. As the digital adoption category pioneer, WalkMe has earned the trust of 1,640 global enterprises - including over 34% of the Fortune 500.  Having powered digital transformations for over a decade, WalkMe offers the resilient, secure, and scalable platform required by the world's most innovative yet rigorous institutions. We help leaders navigate unrelenting change through insights and automation enabling productivity at the intersection of cross-functional workflows, next-generation AI capabilities, and people.

Broad, rich dataset and AI/ML capabilities provide valuable insights and continuous optimization. WalkMe captures user interaction data across 1,640 enterprises and hundreds of workflows amounting to over 7 billion annual user events. This expansive dataset feeds our proprietary machine learning technology to uncover precisely where users struggle and what automation opportunities exist workflow-by-workflow. We then provide these insights to customers as benchmarks for optimization. By continuously processing usage signals through our AI, WalkMe surfaces personalized guidance, automation triggers, and recommended improvements in real-time.

DeepUI: Proprietary AI technology that recognizes user interfaces. Our patented DeepUI technology leverages AI to operate as an additional layer on top of any user interface that is able to analyze and understand UI elements like a human would. By deploying this patented technology across thousands of software instances, we have developed unique insights into user behaviors and interfaces. This dataset powers WalkMe’s ability to auto-adapt guidance and automation to changes without costly overhaul significantly reducing maintenance requirements as organizations advance their digital strategies. For example, if an underlying application update impacts a workflow or a critical UI element has been displaced, DeepUI will detect the correct new UI element placement enabling continuity of experience for the end user. As interfaces rapidly transform with new waves of AI tools entering the workplace, we believe our patented DeepUI foundation will empower organizations to smoothly integrate innovations while keeping people productive.

Workflow Accelerators Drive Scaled Productivity. WalkMe’s Workflow Accelerators are a new, robust set of predefined automation and guidance templates designed to reduce friction across mission-critical processes. Based on insights gathered from 7 billion annual user interactions and 600,000+ deployments, Workflow Accelerators map to the most common pain points hindering productivity. Spanning HR, Sales, IT and other critical workflows, WalkMe’s pre-configured, customizable solutions address specific adoption obstacles and friction points task-by-task within the flow of work.

Continued Expansion of our Ecosystem Advancing Digital Adoption Globally. We are continuing to invest in growing brand strength and expanding the WalkMe Beyond ecosystem - our community of professionals, partners, and collaborators. With new integrator relationships, availability on cloud marketplaces, our Integration Center and Developer Hub enabling custom solutions, and a marketplace of digital adoption enthusiasts, WalkMe Beyond provides the connective tissue between WalkMe certified professionals and systems integrators guiding top transformations and practitioners optimizing workflows task-by-task.

Infrastructure agnostic and extensible technology. Our Digital Adoption Platform can be deployed across any type of application including SaaS cloud applications, on-premise software on servers, on desktops or on mobile devices and across all operating systems. Because our platform works across all of these systems, our customers are able to optimize, automate and streamline their workflows across internally built, third-party application environments from a single platform. Our platform is easy to access and operate from anywhere, which is important for increasingly distributed and remote workforces.

Our Growth Strategy

We intend to capitalize on our large market opportunity, first mover advantage and category-defining technology platform by executing the following key elements of our growth strategy:

Innovate and advance our platform. Our investments in research and development to build our technology have been a core differentiator for us. We released WalkMe for mobile applications in 2017, our Insights engine in 2018, and introduced ActionBot in 2019 and our patented UI Intelligence technology in 2019.  In 2020 we introduced Workstation, UI Intelligence in 2021 and in 2023 we launched Discovery to optimize software spend and Shadow AI which offers full visibility into AI use in organizations to promote safe and effective AI adoption.    We intend to continue to invest in technology innovation to enhance our platform, including machine-learning, hyper-automation and process mining/discovery technologies. For example, our DeepUI technology, which automatically understands user interfaces and user journeys, together with our broad, deep dataset, is uniquely positioned to integrate with generative AI content capabilities and natural language models to dramatically impact the model for how employees interface with technology at work.

Acquire new customers. We have achieved significant and broad-based customer adoption, including 410 of the Global 2000. We believe that we have a substantial opportunity to continue to grow our customer base. We intend to accelerate new customer acquisition across the markets that we serve as well as enter into new market segments by scaling our sales and marketing capabilities and channel relationships. As part of this strategy, we intend to increase our capacity, including investing in FedRamp certification for our platform and targeted sales and marketing resources, to increase our U.S. federal government customers.

Increase usage and spend from our existing customers. Our customers often initially adopt WalkMe for a specific use case within a single department. After their initial adoption, our customers frequently expand to new users and use cases across additional applications within a department and ultimately to applications across the entire enterprise. Customers that we define as DAP customers who have deployed on four or more applications or have an ELA spend on average $738,333 in ARR compared to the average ARR of $168,683.We believe that our ease of use, depth, breadth of our platform, and, according to the TEI Study, a pay-back period of less than 3 months, will enable us to increase adoption by our existing customers.

In July 2023 we introduced a new pricing framework to better cater to our customer’s needs. Our new monetization strategy introduces a flexible model with three different landing options, a simplified packaging and pricing to make it easier for customers to get started with us and provide new routes for expansion.

Expand our ecosystem and go-to-market partnerships. We intend to continue investing in our ecosystem and partner relationships to extend the functionality of our platform, support new use cases and add new go-to-market channels. With the likes of Deloitte, Accenture, PwC, NTT Data, and SAP Concur, among others, as partners, we have built a flexible technology platform with open APIs. Third-party developers can use these API's to develop and sell new applications and solutions through our WalkMe Marketplace, which will increase our value to our customers and further embed WalkMe as a strategic platform within the enterprise. In October 2023 we announced ‘Propel’, a new partner program tailored to give global & regional services integrators as well as ISV/tech alliance partners a head-start in harnessing the rapidly-expanding Digital Adoption Platform market. In November 2023, we announced the availability of the WalkMe Digital Adoption Platform (DAP) on the AWS Marketplace, further extending our market reach to provide customers with enhanced accessibility to powerful digital adoption solutions. With this new capability, our customers can invest in DAP using their AWS account credits, dramatically simplifying the purchase process of WalkMe’s market-leading solution.

We intend to continue to invest in building our partner relationships including our relationships with system integrators to increase our delivery capacity, add new go-to-market channels and increase our sales pipeline. We intend to continue to grow our ‘WalkMe Beyond’ ecosystem, digital adoption platform (“DAP”) professional as a Profession and our WalkMe Marketplace for independent professionals to offer services supporting WalkMe.

Expand internationally. We believe there is a global need for our Digital Adoption Platform. For the year ended December 31, 2023, approximately 30% of our revenue came from customers outside of the United States. We have made investments in expanding our presence in Europe, and APAC, and we believe there is a compelling opportunity to expand our offerings globally in those markets with minimal additional investment to our technology and infrastructure.

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

 Customers

We serve a diverse set of customers across all major industries, including some of the world’s largest and most sophisticated enterprises. As of December 31, 2023, we had approximately 1,640 customers including 410 of the Global 2000, as well as 548 customers with ARR greater than $100,000 and 41 customers with ARR greater than $1,000,000. Below is a representative list of customers categorized by industry vertical. No single customer accounted for more than 3.1% of our ARR in the year ended December 31, 2022 and 2023, which does not take into account certain mergers or acquisitions that occurred during those years.
Consumer & Retail	Technology	Financial Services	Energy, Industrial, Transportation & Travel
Nestle Southern Glazers Ulta Overstock Walgreens Boots Alliance GOJO	LinkedIn Sprinklr HP Adobe W.L. Gore & Associates Okta	Citigroup IGM Financial Services Nasdaq Paychex Sun Life Financial Zurich Insurance Group Standard Chartered Bank Paypal H & R Block	American Airlines BMW Chevron Schneider Electric Veolia DB Schenker Origin Energy TUI Flight Center
Healthcare & Life Science	Federal, State and Education	Communications
AstraZeneca CHRISTUSHealth Geisinger Modernizing Medicine Parexel Quest Diagnostics Smith & Nephew Syneos Health Team Health Thermo Fisher
US Army
Dept of Veterans Affairs
General Service Administration
Amtrak
University of California
University of Virginia
University of Miami
University of North Carolina
Kaplan
Make a Wish Foundation
McGraw Hill
Stanford University School of
Medicine
University of Miami
University of Virginia
Ivy Tech Community College of Indiana
British Telecommunications PLC Cisco Lumen Technologies Warner Music Group

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

Our research and development organization consists of teams specializing in software engineering, user experience, product management, data science, technical program management and technical writing. As of December 31, 2023, we had approximately 275 employees in our research and development organization. Our research and development employees are located primarily in our Tel Aviv offices. We intend to continue to invest in our research and development capabilities to expand our platform.

Competition

WalkMe pioneered the digital adoption platform market over a decade ago. We do not believe any single company currently offers a solution with the comprehensive capabilities of our integrated platform to help organizations effectively navigate constant technology change.

Our leadership is reinforced by recognition as the top rated Enterprise DAP on G2.com, the world's largest B2B software review platform, as well as by leading analyst firms like IDC, Forrester, Everest Group and ISG.

Our main sources of competition fall into the following categories:

●	Legacy approaches like outdated training methods that cannot scale or manage change effectively. This "status quo" results in stalled transformation efforts.
●	Point solutions by large software vendors that address partial problems but lack cross-app guidance, workflow optimization, and change management capabilities.
●	Niche providers offering basic in-app guidance or analytics lacking enterprise breadth and extensibility across domains.

We believe the principal competitive factors include:

●	Breadth of workflows and use cases supported across all core business domains.
●	Advanced AI to auto-generate experiences that reduce friction and drive adoption.
●	FedRAMP-certified security and controls for enterprise scale.
●	Packaged solutions pre-built for common workflows like employee onboarding.
●	Proof of driving productivity via hard metrics - hours saved, tickets reduced etc.
●	Ecosystem of global partners providing depth of worldwide support.
●	Undisputed DAP leader recognized by top industry analysts.

WalkMe competes favorably on these factors due to our decade plus of experience and continued innovation. However, some vendors may have greater resources to compete on scale. We expect new niche competitors too. But none offer an integrated DAP equipping organizations to navigate technology change through workflows like WalkMe.

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

We seek patent protection covering certain inventions originating from us and, from time to time, review opportunities to acquire patents to the extent we believe such patents may be useful or relevant to our business. As of December 31, 2023, we owned 18 issued U.S. patents, 9 U.S. pending patent applications, 8 issued foreign patents and 18 pending foreign patent applications.

We pursue the registration of our domain names, trademarks and service marks in the United States and in locations outside the United States. As of December 31, 2023, we owned a registered trademark for the “WALKME” mark in the United States and nine other countries; a registered trademark for the “WALKME” logo in 15 countries; and a registered trademark for the “DAP” mark in the United States.

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

We are also subject to the European General Data Protection Regulation (the “GDPR”) and to the United Kingdom General Data Protection Regulation and Data Protection Act 2018 (collectively, the “UK GDPR”). The GDPR, and national implementing legislation in EEA member states and the UK GDPR impose a strict data protection compliance regime. Since we are under the supervision of relevant data protection authorities in both the EEA and the UK, we may be fined under both the GDPR and UK GDPR for the same breach. Failure to comply with the GDPR and UK GDPR could result in fines of up to the greater of €20 million/GBP 17.5 million and 4% of our global annual turnover for the preceding financial year for the most serious violations. In addition to fines, a breach of the GDPR may result in regulatory investigations, reputational damage, orders to cease/change our data processing activities, enforcement notices, assessment notices for a compulsory audit and/or civil claims (including class actions).

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

Certain information called for by this Item 5, including a discussion of the year ended December 31, 2021 compared to the year ended December 31, 2022 has been reported previously in our Annual Report on Form 20-F filed with the SEC on March 14, 2023 in Part I, Item 5 under the section entitled “Operating and Financial Review and Prospects.”

 Overview

WalkMe was founded in Israel in 2011 with a mission to make software easier to use and deploy. From this foundation, we pioneered the world’s leading Digital Adoption Platform so companies can effectively navigate the constant change brought on by technology. With WalkMe, organizations drive enterprise productivity and reduce risk by ensuring consistent, responsible, and efficient adoption of software and the workflows it powers. Our AI-driven platform sits on top of an organization’s tech stack, identifies where people experience friction, and delivers the personalized guidance and automation needed to get the job done, right in the flow of work.

For the years ended December 31, 2022 and 2023, our revenue was $245.0 million and $267.0 million, respectively, representing year-over-year growth of 9%. For the years ended December 31, 2022 and 2023, our net loss was $108.3 million and $56.8 million, respectively, our net cash provided by (used in) operating activities was ($46.8) million and $15.3 million, respectively, and our free cash flow was ($53.9) million and $11.5 million, respectively. Given the headwinds we faced with moderate growth in Net New ARR in 2023 and the continued decline in our professional services revenue, we expect subscription revenue to accelerate in 2024 with a slight decline in our professional services revenue as we continue our transition towards partner delivery in line with our strategy.

Our Business Model

We generate revenue by selling subscriptions to our cloud-based Digital Adoption Platform, as well as associated professional services. Our contracts are typically for a period of one to three years. We have seen a trend towards multi-year contracts as our customers deepen their investment in WalkMe as a strategic platform underlying their digital transformation strategies. We primarily bill our customers annually in advance. Subscription revenue comprised approximately 90% and 93% of our total revenue for 2022 and 2023, respectively.

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

We have a diverse customer base consisting of organizations of various sizes across all major industries, and our largest customer accounted for less than 3.1% of our ARR in the years ended December 31, 2022 and 2023. Our go-to-market strategy is increasingly focused on enterprise customers within the Global 2000, as those customers have larger employee and customer bases, many with a greater need to transform digitally and a significant opportunity to benefit from the deployment of our Digital Adoption Platform as many of them have a need to accelerate their digital transformations. As of December 31, 2023, our customers included 410 of the Global 2000, illustrating the applicability of our Digital Adoption Platform for some of the world’s largest and most sophisticated enterprises, as well as our potential for future growth. In addition, as of December 31, 2023, we had 548 customers with ARR greater than $100,000, increasing from 514 as of December 31, 2022. These customers represented 85% of our ARR as of December 31, 2023, increasing from 82% as of December 31, 2022. As of December 31, 2023, we had 41 customers with ARR greater than $1,000,000, an increase from 39 customers as of December 31, 2022, which represents 34% and 32% of our total ARR, respectively. Furthermore, of our 410 Global 2000 customers, 251 had ARR greater than $100,000 and 29 had ARR of $1,000,000 or more as of December 31, 2023. Our revenue from customers outside of the United States represented approximately 29% and 30% of our total revenue in the years ended December 31, 2022 and 2023, respectively.

Key Factors Affecting Our Performance

We believe that the growth and future success of our business depends on many factors. While each of these factors presents significant opportunities for our business, they also pose important challenges that we must successfully address in order to sustain our growth and improve our results of operations.

Customer Acquisition and Expansion

We are focused on continuing to acquire new customers and expanding our footprint within our current customers to support our long-term growth. We have increasingly optimized our customer acquisition efforts to target customers with greater than 500 employees that we believe can yield greater expansion opportunities over time as compared to less than 500 employee customer accounts. As of December 31, 2022 and December 31, 2023, we had 1,806 and 1,638 total customers, respectively. Also, as of December 31, 2022 and December 31, 2023, we had 1,244 and 1,251 customers with 500 or more employees, respectively.

We define a customer as a distinct entity with an active subscription contract as of the measurement date. For new customers, we typically land in a specific geography or departmental use case such as HRIS, ERP or CRM. We then aim to grow within that customer’s organization by expanding across other departments, use cases and geographies. For some customers, we offer enterprise-wide subscriptions that enable them to use our Digital Adoption Platform on any application and across any department or geography within their organization. We believe enterprise-wide subscription agreements such as this encourage our customers to consume more of our platform and ultimately can result in greater long-term value to us. We intend to continue to invest in our go-to-market strategy to acquire new customers, expand within current customers and develop new use cases across all industries and customer sizes. Our results will depend in part on the degree to which these efforts are successful.

We also intend to focus on expansion with our current customer base. We demonstrate this by sharing the increase of ARR for each cohort by year. For example, the 2018 cohort includes all customers that made their first purchase from us between January 1, 2018 and December 31, 2018. Our ARR from customers for the 2016 cohort, 2017 cohort, 2018 cohort, 2019 cohort, 2020 cohort, 2021 cohort, and 2022 cohort as of December 31, 2023 represented an increase over each cohort’s initial aggregate ARR by 1.4x, 2.2x, 1.6x, 1.3x, 1.0x, 1.1x, and 1.2x respectively. Our ARR from customers with 500 or more employees for the 2016 cohort, 2017 cohort, 2018 cohort, 2019 cohort, 2020 cohort, 2021 cohort, and 2022 cohort as of December 31, 2023 represented an increase over each cohort’s initial aggregate ARR by 2.7x, 3.9x, 2.4x, 1.8x, 1.3x, 1.2x, and 1.3x respectively. These ARR multiples reflect both decreases in customer contract values and customer cancellations that have occurred since the comparative ARR calculation date. We track ARR within each customer cohort because we believe it provides useful information to management and investors regarding our ability to retain and expand ARR from our existing customers over time, and for identifying trends in customer use cycles and gauging the success of our customer expansion efforts over the long-term, which assists us in planning for and managing the growth of our business.

Focused Investing for Durable Growth

Our focused investments for growth encompass multiple critical areas, including international growth, enterprise sales, U.S. federal government sales and product expansion. We also intend to selectively expand our sales and go-to-market efforts in existing markets and broaden our partner ecosystem. We also plan to invest in marketing to drive awareness of the category of digital adoption. We also plan to continue our investment into research and development to extend our technology leadership, product functionality and grow the emerging Digital Adoption category. We expect to balance these investments with a focus on increased operating efficiency as we drive to increase our free cash flow and, ultimately, achieve profitability in the long term.

We continue to evolve our technology to ensure that we are best serving our customers’ needs. We believe this will lead to continued expansion within our current customers’ organizations and increase sales to new customers. We continue to invest in research and development to drive product innovation and development.

Ecosystem Expansion

In February 2021, we launched WalkMe Beyond, our solution ecosystem which includes components such as Digital Adoption Platform professionals, a marketplace and community, product and technology integrations, open API, and a training institute. In October 2023 we announced Propel, a new partner program tailored to give global and regional services integrators as well as ISV/tech alliance partners a head-start in harnessing the rapidly-expanding Digital Adoption Platform market. We have strong partnerships with strategic systems integrators such as Accenture, Cognizant, Deloitte, IBM, HCL and HKA, among others. We expect our partnerships to extend our sales reach and provide implementation leverage both in the United States and internationally. We intend to continue to invest in our partnership expansion and integration development efforts to build a healthy ecosystem that will contribute to the long-term growth and sustainability of our business.

Key Business and Financial Metrics

We review a number of operating and financial metrics, including the following key metrics, to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans, and make strategic decisions.

Annualized Recurring Revenue (“ARR”)

We use ARR as a measure of our revenue trend and as an indicator of our future revenue opportunity from existing customer contracts. We define ARR as the annualized value of customer subscription contracts as of the measurement date, assuming any contract that expires during the next 12 months is renewed on its existing terms (including contracts for which we are negotiating a renewal). Our calculation of ARR is not adjusted for the impact of any known or projected future events (such as customer cancellations, upgrades or downgrades, or price increases or decreases) that may cause any such contract not to be renewed on its existing terms. In addition, the amount of actual revenue that we recognize over any 12-month period is likely to differ from ARR at the beginning of that period, sometimes significantly. This may occur due to new bookings, cancellations, upgrades, downgrades or other changes in pending renewals, as well as the effects of professional services revenue and acquisitions or divestitures. As a result, ARR should be viewed independently of, and not as a substitute for or forecast of, revenue and deferred revenue. Our calculation of ARR may differ from similarly titled metrics presented by other companies. As of December 31, 2023, customers having 500 or more employees represented 96% of our total ARR compared to 94% of our total ARR as of December 31, 2022.

	As of December 31,
	2022	2023
Annualized Recurring Revenue (millions)	$262.3	$276.3

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

	As of December 31,
	2022	2023
$100,000+ Customers	514	548

We also measure the number of customers within our $100,000+ Customers who have purchased enterprise-wide subscriptions or who have department-wide usage of our Digital Adoption Platform across four or more applications. We believe these customers are an indication of the success of our customer acquisition and expansion strategy and demonstrate the strategic demand for our Digital Adoption Platform, the growth of our business and our potential future business opportunities. Our calculation of this metric may differ from similarly titled metrics presented by other companies. As of December 31, 2022 and 2023, we had 173 and 199, respectively, of these customers. As of December 31, 2023, these customers represented 53% of our ARR, compared to 50% of our ARR as of December 31, 2022. Additionally, as of December 31, 2023, these customers had an average ARR of $738 thousand, compared to $758 thousand as of December 31, 2022.

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

	As of December 31,
	2022	2023
Dollar-Based Net Retention Rate (all customers)	113%	100%
Dollar Based Net Retention Rate (customers having 500 or more employees)	116%	102%

Remaining Performance Obligations

Our Remaining Performance Obligations represents future revenue from committed contracts that has not been recognized. This calculation includes deferred revenue and non-cancelable amounts and includes certain amounts subject to customary termination rights under the Federal Acquisition Regulations (FAR) or Defense Federal Acquisition Regulation Supplement (DFARS),that will be invoiced and recognized as revenue in future periods. Subscription contracts with termination for convenience and without any penalty are excluded. We expect to recognize 56% of our Remaining Performance Obligations as of December 31, 2023 as revenue over the next twelve months, and the remainder thereafter, in each case, in accordance with our revenue recognition policy; however, we cannot guarantee that any portion of our Remaining Performance Obligations will be recognized as revenue within the timeframe we expect or at all.

	As of December 31,
	2022	2023
Remaining Performance Obligations (millions)	$374.0	$384.4

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

Free Cash Flow

We define Free Cash Flow as net cash provided by (used in) operating activities, less cash used for purchases of property and equipment and capitalized internal-use software development costs. We believe that Free Cash Flow is a useful indicator of liquidity that provides information to management and investors, even if negative, about the amount of cash used in our business. Free Cash Flow has limitations as an analytical tool, may differ from similarly titled metrics presented by other companies, and should not be considered in isolation or as a substitute for analysis of net cash used in operating activities, the most directly comparable GAAP liquidity measure, or any other GAAP financial measures. Our Free Cash Flow may vary from period to period and be impacted as we continue to invest for growth in our business. The following table sets forth our net cash used in operating activities and the reconciliation to Free Cash Flow for each period presented (in millions).

	Year Ended December 31,
	2022	2023
Net cash provided by (used in) operating activities	$(46.8)	$15.3
Less: Purchases of property and equipment	(2.9)	(0.5)
Less: Capitalized software development costs	(4.3)	(3.3)
Free Cash Flow	$(53.9)*	$11.5

* Due to rounding, numbers presented in the above table may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

Non-GAAP Operating Income (Loss)

We define Non-GAAP Operating Income (Loss) as net income (loss) from operations excluding share-based compensation, amortization and impairment of acquired intangible assets, restructuring expenses and non-recurring legal settlement expenses related to a class action lawsuit and related claims which are considered outside of the company’s ordinary course of business. We exclude these items because they occur for reasons that may be unrelated to our core operating performance during the period, and because we believe that such items may obscure underlying business trends and make comparisons of long-term performance difficult. We use Non-GAAP Operating Income (Loss) with traditional GAAP measures to evaluate our financial performance. We believe that Non-GAAP Operating Income (Loss) provides our management and investors with useful supplementary information by facilitating period-to-period comparisons of our results of operations. Non-GAAP Operating Income (Loss) has limitations as an analytical tool, may differ from similarly titled metrics presented by other companies, and should not be considered in isolation or as a substitute for analysis of operating loss, the most directly comparable GAAP financial performance measure, or any other GAAP financial measures. The following table sets forth our operating loss, as determined in accordance with GAAP, and the reconciliation to Non-GAAP Operating Loss for each period presented (in millions).

	Year Ended December 31,
	2022	2023
GAAP operating loss	$(109.8)	$(64.9)
Plus: Share-based compensation expense	50.1	55.5
Plus: Amortization and impairment of acquired intangibles	1.5	0.3
Plus: Restructuring expense	-	1.5
Plus: Legal settlement expense	-	3.0
Non-GAAP operating loss	$(58.3)	$(4.7)
GAAP operating margin	(45)%	(24)%
Non-GAAP operating margin	(24)%	(2)%

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

Cost of Revenue and Gross Margin

Cost of revenue

Cost of subscription revenue primarily consists of costs related to third-party cloud infrastructure providers for hosting our platform, employee-related costs for operations and global support (including salaries, benefits, bonuses and share-based compensation), and depreciation and amortization related to acquired intangibles and internal-use software. Cost of professional services revenue primarily consists of employee-related costs (such as salaries, benefits, bonuses and share-based compensation) and subcontractor costs associated with the delivery of these services. Additionally, we allocate certain overhead costs to each of these costs of revenue.

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

Sales and marketing

Sales and marketing expenses primarily consist of employee-related costs (such as salaries, benefits, bonuses, sales commissions and share-based compensation expenses), costs associated with marketing programs to promote our brand and awareness, demand generating activities, customer events, other sales expenses and allocated overhead.

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

General and administrative

General and administrative expenses primarily consist of employee-related costs (such as salaries, benefits, bonuses and share-based compensation) for executive, finance, legal, human resources, IS and other administrative personnel, professional services fees, consulting services and allocated overhead.

We anticipate general and administrative expenses to decrease as a percentage of our total revenue over time.

Finance income (expense)

Finance income (expenses), net primarily consists of interest income earned on our cash and marketable securities investments and finance expenses such as bank fees, foreign exchange gains and losses.

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

	Year ended December 31,
	2022	2023
	(in thousands)
Revenue	$245,066	$266,954
Cost of revenue	53,884	44,373
Gross profit	191,122	222,581
Operating expenses:
Research and development	59,468	55,107
Sales and marketing	176,307	161,372
General and administrative	65,188	70,983
Total operating expenses	300,963	287,462
Operating loss	(109,841)	(64,881)
Financial income, net	5,322	13,195
Loss before income taxes	(104,519)	(51,686)
Income taxes	(3,831)	(5,067)
Net loss	$(108,350)	$(56,753)

	Year ended December 31,
	2022	2023
	(as a % of revenue)
Revenue	100%	100%
Cost of revenue	22	17
Gross profit	78	83
Operating expenses:
Research and development	24	21
Sales and marketing	72	60
General and administrative	27	27
Total operating expenses	123	108
Operating loss	(45)	(24)
Financial income, net	2	5
Loss before income taxes	(43)	(19)
Income taxes	(1)	(2)
Net loss	(44)%	(21)%

* Due to rounding, numbers presented in the above table may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

Comparison of the years ended December 31, 2022 and 2023

Revenue

	Year Ended December 31,		Period-over-Period Change
	2022	2023	Dollar	Percentage
	(in thousands, except percentages)
Subscription revenues	$220,972	$247,715	$26,743	12%
Professional services revenues	24,034	19,239	(4,795)	(20)
Total revenue	$245,006	$266,954	$21,948	9%

The following table presents our subscription revenues and professional services revenues as a percentage of our total revenue for each period presented above.

	Year Ended December 31,
	2022	2023
Subscription revenues	90%	93%
Professional services revenues	10	7
Total revenue	100%	100%

Subscription Revenues

Subscription revenues increased by $26.7 million, or 12%, to $247.7 million for the year ended December 31, 2023 compared to $221.0 million for the year ended December 31, 2022. This increase was due to expansion from existing customers within and across lines of business, as well as new customer additions. Approximately 78% of the increase in revenue was attributable to the growth from existing customers, and the remaining increase in revenue was attributable to new customers.

Professional Services Revenues

Professional services revenues decreased by $4.8 million, or 20%, to $19.2 million for the year ended December 31, 2023 compared to $24.0 million for the year ended December 31, 2022. The decrease is primarily due to our internal partners strategy and our transformation to outcome-based services.

Cost of Revenues and Gross Margin

	Year Ended December 31,		Period-over-Period Change
	2022	2023	Dollar	Percentage
	(in thousands, except percentages)
Cost of revenues:
Cost of subscription revenues	$25,990	$25,360	$(630)	(2)%
Cost of professional services revenues	27,894	19,013	(8,881)	(32)
Total cost of revenues	$53,884	$44,373	$(9,511)	(18)%
Gross margin:
Subscription	88%	90%
Professional services	(16)	1
Total gross margin	78%	83%

Cost of Subscription Revenues

Cost of subscription revenues decreased by $0.6 million, or 2%, to $25.4 million for the year ended December 31, 2023 compared to $26.0 million for the year ended December 31, 2022. This decrease was primarily attributable to a decrease of $0.4 million in third party cloud hosting and $0.2 million in share-based compensation expense.

Gross Margin-Subscription

Our gross margin for subscription revenue increased during the year ended December 31, 2023, compared to the year ended December 31, 2022, mainly due to continued optimization of our cloud hosting operations. We expect to maintain our current subscription revenue gross margin level throughout 2024.

Cost of Professional Services Revenues

Cost of professional services revenues decreased by $8.9 million, or 32%, to $19.0 million for the year ended December 31, 2023 compared to $27.9 million for the year ended December 31, 2022. This decrease was primarily attributable to a decrease of $5.4 million in employee-related costs as a result of decrease in headcount, $1.3 million in share-based compensation expense, $1.2 million in allocated overhead expenses, $0.8 million in outsourcing and professional service fees, and $0.2 million in other costs.

Gross Margin-Professional Services

Our gross margin for professional services revenue improved primarily due to enhanced focus on our professional services delivery practices, and better workforce utilization of our professional services organization. We expect to maintain our current professional services revenue gross margin level throughout 2024.

Operating Expenses

Research and Development

	Year Ended December 31,		Period-over-Period Change
	2022	2023	Dollar	Percentage
	(in thousands, except percentages)
Research and development	$59,468	$55,107	$(4,361)	(7)%

Research and development expenses decreased by $4.4 million, or 7%, to $55.1 million for the year ended December 31, 2023 compared to $59.5 million for the year ended December 31, 2022. This decrease was primarily attributable to a decrease of $5.9 million in employee-related costs as a result of decreased headcount, $1.6 million in allocated overhead costs, $1.2 million in outsourcing and professional services and $0.3 million in other costs. These decreases were partially offset by a $3.9 million increase in share-based compensation expense and a $0.7 million decrease in capitalization of software development costs.

Sales and Marketing

	Year Ended December 31,		Period-over-Period Change
	2022	2023	Dollar	Percentage
	(in thousands, except percentages)
Sales and marketing	$176,307	$161,372	$(14,935)	(8)%

Sales and marketing expenses decreased by $14.9 million, or 8%, to $161.4 million for the year ended December 31, 2023 compared to $176.3 million for the year ended December 31, 2022. The decrease in sales and marketing expenses was primarily attributable to a decrease of $8.8 million in employee-related costs (excluding commission expenses) as a result of decreased headcount, $3.6 million in overhead allocation costs, $3.5 million in marketing expenses, $1.5 million in share-based compensation, $1.3 million in outsourcing and professional services and $1.0 million in other expenses. These decreases were partially offset by a $4.8 million increase in commission expenses, including amortization of deferred commission.

General and Administrative

	Year Ended December 31,		Period-over-Period Change
	2022	2023	Dollar	Percentage
	(in thousands, except percentages)
General and administrative	$65,188	$70,983	$5,795	9%

General and administrative expenses increased by $5.8 million, or 9%, to $71.0 million for the year ended December 31, 2023 compared to $65.2 million for the year ended December 31, 2022. This increase was primarily attributable to an increase of $4.4 million in share-based compensation expense, $3.0 million in legal settlements expenses, $1.6 million in outsourcing and professional services mainly from legal services and $0.2 million in other general and administrative expenses. These increases were offset by $1.4 million decrease in insurance cost, $1.0 million decrease in overhead allocation expense and a one time $1.0 million expense related to intangible asset impairment recorded in 2022.

Financial Income, Net

	Year Ended December 31,		Period-over-Period Change
	2022	2023	Dollar	Percentage
	(in thousands, except percentages)
Financial income, net	$5,322	$13,195	$7,873	148%

Financial income, net increased by $7.9 million for the year ended December 31, 2023 as compared to prior year period. This increase was attributable to an increase of $7.9 million in interest income and accretion of marketable securities resulting from increase in global interest rates.

Income Tax Expenses

	Year Ended December 31,		Period-over-Period Change
	2022	2023	Dollar	Percentage
	(in thousands, except percentages)
Income tax expenses	$3,831	$5,067	$1,236	32%

Income tax expenses increased by $1.2 million, or 32%, to $5.1 million for the year ended December 31, 2023 compared to $3.8 million for the year ended December 31, 2022. The increase in income tax expenses was primarily due to an increase in taxes on our operations in the United States.

B.      Liquidity and Capital Resources

Overview

Since inception, we have financed operations primarily through our operating cash flows and the net proceeds we have received from sales of equity securities. In June 2021, upon completion of our IPO, we received net proceeds of $263.9 million, after deducting underwriters’ discounts and commissions and offering expenses of $22.8 million.

As of December 31, 2023, our principal sources of liquidity were cash and cash equivalents and short-term bank deposits of $205.2 million and investments in marketable securities of $116.6 million.

In August 2021, we entered into a loan and security agreement with SVB to establish a Revolving Credit Facility to enable us to borrow, repay and re-borrow funds up to the amount of $50 million for a period of three years. As of December 31, 2023, this facility remained unutilized and will expire in August 2024.

We believe that our existing cash and cash equivalents, short-term bank deposits and investments in marketable securities, together with cash flow from operations, will be sufficient to support our liquidity and capital requirements for at least the next 12 months from the date of this Annual Report. Our future capital requirements will depend on many factors, including our revenue growth, the timing and extent of investments to support such growth, the expansion of sales and marketing activities, increases in general and administrative costs and many other factors, including those described elsewhere in this section under “Key Factors Affecting Our Performance” and elsewhere in this Annual Report under “Risk Factors.” We may, in the future, enter into arrangements to acquire or invest in complementary technologies, solutions or businesses. We may be required to seek additional equity or debt financing. In the event we require additional financing, we may not be able to raise such financing on terms acceptable to us or at all. In particular, the inflation and rising interest rates across the global economy, has resulted in, and may continue to result in, significant disruption of global financial markets, which may reduce our ability to access capital. If we are unable to raise additional capital or generate cash flows necessary to expand our operations and invest in continued innovation, we may not be able to compete successfully, which would adversely affect our business, financial condition and results of operations.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year Ended December 31,
	2022	2023
	(in thousands)
Net cash provided by (used in) operating activities	$(46,808)	$15,280
Net cash provided by (used in) investing activities	(149,956)	62,109
Net cash provided by financing activities	14,791	5,966
Effect of foreign currency exchange rate changes on cash, cash equivalents, and restricted cash	(850)	(560)
Increase (decrease) in cash, cash equivalents and restricted cash	(182,823)	82,795
Cash, cash equivalents and restricted cash at beginning of year	277,251	94,428
Cash, cash equivalents and restricted cash at end of the year	$94,428	$177,223

Operating Activities

Our largest source of operating cash is cash collection from sales of subscriptions to our customers. Our primary uses of cash from operating activities are for employee-related expenses, marketing expenses, hosting expenses and allocated overhead expenses. Starting 2023 we are generating positive cash flows and expect to continue generating positive cash flow in future years as well.

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

Cash provided by operating activities for the year ended December 31, 2023 of $15.3 million was primarily related to our net loss of $56.8 million, adjusted for non-cash charges of $61.6 million and net cash inflows of approximately $10.5 million provided by changes in our operating assets and liabilities. Non-cash charges primarily consisted of share-based compensation and depreciation, amortization and impairments of long-lived assets. The main drivers of the changes in operating assets and liabilities were related to a $7.9 million decrease in prepaid expenses and other assets, $6.1 million increase in accrued expenses and other long-term liabilities, $4.5 million decrease in trade receivables and $2.4 million increase in deferred revenues. These amounts were partially offset by $4.9 million decrease in employees and payroll accrual, $2.4 million decrease in trade payables, $1.8 million decrease in deferred tax, net and $1.3 million decrease in Operating lease right-of-use assets and liabilities, net.

Investing Activities

Cash used in investing activities of $150.0 million for the year ended December 31, 2022 was related to investment in marketable securities of $84.9 and net investment in short-term and long-term bank deposits of $57.9 million, capitalization of software development costs of $4.3 million and capital expenditures of $2.9 million.

Cash provided by investing activities of $62.1 million for the year ended December 31, 2023 was related net proceeds from short-term bank deposits of $95.5 million. This amount was offset by net investment in marketable securities of $29.6 million, capitalization of software development costs of $3.3 million and capital expenditures of $0.5 million.

Financing Activities

Cash provided by financing activities of $14.8 million for the year ended December 31, 2022 was due to proceeds from employee share purchase plans of $9.7 million and proceeds from the exercise of share option of $5.1 million.

Cash provided by financing activities of $6.0 million for the year ended December 31, 2023 was due to proceeds from employee share purchase plans of $4.1 million and proceeds from the exercise of share option of $1.9 million.

Material Cash Requirements for Known Contractual and Other Obligations

We are a party to many contractual obligations involving commitments to make payments to third parties. These obligations impact our short-term and long-term liquidity and capital resource needs. Certain contractual obligations are reflected on the consolidated balance sheet as of December 31, 2023, while others are considered future commitments. Our contractual obligations primarily consist of hosting services, software products and services and operating leases. For information regarding our other contractual obligations, refer to Note 7 “Commitments and Contingent Liabilities“ and Note 8, “Leases”.

In addition to the obligations described above, our subscription agreements contain standard indemnification obligations. Pursuant to these agreements, we will indemnify, defend, and hold the other party harmless with respect to a claim, suit, or proceeding brought against the other party by a third party alleging that our intellectual property infringes upon the intellectual property of the third party, or results from a breach of our representations and warranties or covenants, or that results from any acts of negligence or willful misconduct. The term of these indemnification agreements is generally perpetual any time after the execution of the agreement. Typically, these indemnification provisions do not provide for a maximum potential amount of future payments we could be required to make. However, in the past we have not been obligated to make significant payments for these obligations and no liabilities have been recorded for these obligations on our consolidated balance sheets as of December 31, 2022 or 2023.

We also indemnify our officers and directors for certain events or occurrences, subject to certain limits, while the officer is or was serving at our request in such capacity. The maximum amount of potential future indemnification is unlimited. However, our director and officer insurance policy limits our exposure and enables us to recover a portion of any future amounts paid. Historically, we have not been obligated to make any payments for these obligations and no liabilities have been recorded for these obligations on our consolidated balance sheet as of December 31, 2022 or 2023.

WalkMe K.K.

 During the year ended December 31, 2018, we established WalkMe K.K., a Japanese company in which we own a controlling interest, for purposes of facilitating our entry into the Japanese market. We have consolidated the results of operations and financial condition of WalkMe K.K. since its inception. Pursuant to an agreement with the holders of the non-controlling interest in WalkMe K.K., beginning in 2027 we may redeem the non-controlling interest, or be required to redeem such interest by the holders thereof, based on a prescribed formula derived from certain financial performance indicators of WalkMe K.K. and the Company. The balance of the redeemable non-controlling interest is reported on our balance sheet below total liabilities but above shareholders’ equity at the greater of the initial carrying amount adjusted for the redeemable non-controlling interest’s share of earnings or losses and other comprehensive income or loss, or its estimated redemption value. As of December 31, 2022 and 2023, the redeemable non-controlling interest of non-controlling interests in WalkMe K.K. amounted to $8.1 million and $10.4 million, respectively.

C.      Research and Development, Patents and Licenses, Etc.

For a discussion of our research and development policies for the last three years, see Item 4.B. “Research and Development” and “Our Intellectual Property” above.

D.      Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2023 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of our future operating results or financial conditions.

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

Cost to Obtain a Contract

We capitalize sales commissions and associated payroll taxes paid to sales force that are incremental to the acquisition of customer contracts and recoverable. These costs are recorded as deferred contract acquisition costs on the consolidated balance sheets. We determine whether costs should be deferred based on our sales compensation plans and if the commissions are incremental and would not have occurred absent the customer contract.

Sales commissions for the renewal of a contract are not considered commensurate with the sales commissions paid for the acquisition of the initial contract given a substantive difference in commission rates in proportion to their respective contract values. Sales commissions paid for the renewal of a contract to sales force are amortized over the contractual term of the renewals. Sales commissions paid upon the initial acquisition of a customer contract for sales force are amortized over a period of four years. We determine the period of benefit for sales commissions paid for the acquisition of the initial customer contract by taking into consideration the length of terms in its customer contracts, life of the technology and other factors.

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

As of December 31, 2023, we had $57 million of deferred contract acquisition costs, of which $26.8 million will be amortized over the next 12 months.

Share-Based Compensation

Share-based compensation expense related to employees, consultants, and non-employee directors is measured based on the grant-date fair value of the awards. We establish fair value as the measurement objective in accounting for share-based payment transactions and recognize expenses on a straight-line basis over the requisite service period, which is generally the vesting term of four years. The fair value of each share option granted is estimated using the Black-Scholes option-pricing model and, for ESPP awards or awards with market condition, we used a Monte Carlo option-pricing model.

The fair value of each RSU is based on the fair value of our ordinary shares on the date of grant.

Determining the fair value of share-based awards at the grant date requires significant judgment. The determination of the grant date fair value of share-based awards using the option-pricing models was affected by our ordinary share fair value as well as other subjective assumptions including the expected term of the awards, the expected volatility over the expected term of the awards, expected dividend yield and risk-free interest rates. The assumptions used in our option-pricing model represent management’s best estimates. These assumptions and estimates are as follows:

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

The following table reflects the weighted average assumptions used to estimate the fair value of share options and ESPP granted during the years ended December 31, 2022 and 2023:

Year Ended December 31,
	2022	2023
Expected dividend yield	-	-
Expected volatility	60-91.9%	49-76%
Expected term (years)	0.5-6.98	0.5-6.08
Risk-free interest rate	0.46-3.88%	3.46-5.47%

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

During the years ended December 31, 2022 and 2023, we capitalized internal use software development costs in the amount of $5.0 million and $4.1 million, respectively.

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

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth the name and position of each of our executive officers and directors as of February 29, 2024:

Name	Age	Position

Executive Officers
Dan Adika	38	Chief Executive Officer and Director
Hagit Ynon	52	Chief Financial Officer
Scott Little	56	Chief Revenue Officer
Non-Employee Directors
Michele Bettencourt (1)(2)	63	Chairperson of the Board
Haleli Barath	49	Director
Menashe Ezra (1)(4)	71	Director
Ron Gutler (1)(2)(3)(4)	66	Director
Jeff Horing (1)(4)	59	Director
Rory O’Driscoll (1)(3)	59	Director
Michael Risman (1)(4)	55	Director
Roy Saar (1)(2)(3)	53	Director

(1)	Independent under the rules of Nasdaq
(2)	Member of the audit committee
(3)	Member of the compensation committee
(4)	Member of the nominating, governance and sustainability committee

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

Non-Employee Directors

Michele Bettencourt has served as chairperson of our board of directors since December 2022 and as a member of our board of directors since March 2021. From February 2017 to February 2020, Ms. Bettencourt served as Co-Chief Executive Officer of He Said She Said Productions NYC, a film production company which she founded. From August 2014 to February 2018, Ms. Bettencourt also served as chairperson of the board of directors of Imperva, Inc., a cybersecurity company, where she also served as Chief Executive Officer from August 2014 to July 2017. Before that, from November 2010 to March 2014, Ms. Bettencourt served as Chief Executive Officer of Coverity Inc., a software company, through its acquisition by Synopsys, Inc. From January 2006 to October 2009, Ms. Bettencourt served as Senior Vice President of Special Projects at Autonomy Corporation plc. Before that, from 2003 to 2005, Ms. Bettencourt served as Chief Executive Officer of Verity Inc., an enterprise search company, and led the company through its acquisition by Autonomy in 2005. Ms. Bettencourt served on the board of directors of Proofpoint, Inc., an enterprise security company, from April 2012 until January 2017, and on the board of directors of Versant Corporation from January 2012 to December 2012 through its acquisition by Actian Corporation. We believe that Ms. Bettencourt’s extensive management experience and service on the board of directors of technology companies qualifies her to serve as chairperson of our board of directors.

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

Jeff Horing has served as a member of our board of directors since December 2015. Since January 1995, Mr. Horing has served as Managing Director at Insight Venture Partners, a private equity firm which he co-founded. Mr. Horing has served on the boards of directors of monday.com Ltd., a software company, since 2017;nCino, Inc., a financial technology company, since March 2018; and Alteryx, Inc., a software company, since December 2021. Mr. Horing also currently serves on the boards of directors of several privately-held companies and has previously served on the boards of directors of numerous publicly-held companies, including the board of directors of JFrog Ltd., a software company, from June 2018 to December 2023, and Tintri, Inc., a software company, from February 2014 to June 2017. Mr. Horing holds a B.S. and B.A. from the University of Pennsylvania’s Moore School of Engineering and the Wharton School, respectively, and an M.B.A. from the M.I.T. Sloan School of Management. We believe that Mr. Horing’s corporate finance and business expertise gained from his experience in the venture capital industry, including his time spent serving on boards of directors of various companies and familiarity with Israeli companies, qualifies him to serve on our board of directors.

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

Roy Saar has served as a member of our board of directors since March 2012. Since 2008, Mr. Saar has served in positions of increasing responsibility at Mangrove Capital Partners, an investment firm, most recently serving as Partner. In 2002, Mr. Saar co-founded RFcell Technologies Ltd., a wireless product and service provider. Before that, in 1999, he co-founded Sphera Corporation, a virtual server technology vendor for SaaS providers, which was acquired by Parallels in 2007. From 2007 to 2023, Mr. Saar served as a member of the board of directors of Wix.com Ltd. Mr. Saar also currently serves on the boards of directors of several privately-held companies. Mr. Saar holds a B.A. in Business Administration and Economics from Tel Aviv University. We believe that Mr. Saar’s extensive experience in the venture capital industry and with technology companies qualify him to serve on our board of directors.

There are no family relationships among any of our executive officers or directors.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

Board Diversity Matrix

The table below provides certain information regarding the diversity of our board of directors as of the date of this Annual Report.

Board Diversity Matrix As of the date of this Annual Report
Country of Principal Executive Offices:	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	9
	Female	Male	Non- Binary/Transgender	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	7	1	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	1
Did Not Disclose Demographic Background	3

B.	Compensation

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

Compensation of Directors and Executive Officers

The aggregate compensation paid by us and our subsidiaries to our directors and executive officers, including share-based compensation expenses recorded in our financial statements, for the year ended December 31, 2023, was approximately $14 million. This amount includes deferred or contingent compensation accrued for such year (and excludes deferred or contingent amounts accrued for during the year ended December 31, 2022 and paid during the year ended December 31, 2023). This amount includes approximately $0.1 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to our directors and executive officers.

During the year ended December 31, 2023, our directors and officers were granted options to purchase an aggregate of 146,282 ordinary shares, at a weighted average exercise price of $8.75 per share, and 1,026,589 restricted share units and performance share units under our 2021 Share Incentive Plan.

The following is a summary of the salary expenses and social benefit costs of our five most highly compensated executive officers in 2023, or the “Covered Executives.” All amounts reported reflect the cost to the Company as recognized in our financial statements for the year ended December 31, 2023.

•	Mr. Dan Adika, Chief Executive Officer. Compensation expenses recorded in 2023 of $0.4 million in salary expenses and $0.1 million in social benefits costs.
•	Ms. Hagit Ynon, Chief Financial Officer. Compensation expenses recorded in 2023 of $0.4 million in salary expenses and $0.1 million in social benefits costs.
•	Mr. Scott Little, Chief Revenue Officer. Compensation expenses recorded in 2023 of $0.4 million in salary expenses and $0.1 million in social benefits costs.
•	Ms. Chelsea Pyrzenski, Chief People Officer. Compensation expenses recorded in 2023 of $0.4 million in salary expenses and $0.1 million in social benefits costs.
•	Mr. Paul Shinn, General Counsel. Compensation expenses recorded in 2023 of $0.3 million in salary expenses and $0.1 million in social benefits costs.
The salary expenses summarized above include the gross salary paid to the Covered Executives, and the benefit costs include the social benefits paid by us on behalf of the Covered Executives, convalescence pay, contributions made by the company to an insurance policy, pension fund or 401(K) fund.

In accordance with our compensation policy, we also paid cash bonuses and commissions to our Covered Executives upon compliance with predetermined performance parameters as set by the compensation committee and the board of directors. The 2023 cash bonus and commissions expenses for Mr. Dan Adika, Ms. Hagit Ynon, Mr. Scott Little, Ms. Chelsea Pyrzenski and Mr. Paul Shinn as provided for in our 2023 financial statements, were $0.3 million, $0.2 million, $0.3 million, $0.1 million and $0.1 million, respectively.

We recorded equity-based compensation expenses in our financial statements for the year ended December 31, 2023 for Mr. Dan Adika, Ms. Hagit Ynon, Mr. Scott Little, Ms. Chelsea Pyrzenski and Mr. Paul Shinn of $6.6 million, $1.8 million, $0.9 million, $1.1 million and $1.0 million, respectively.

All equity-based compensation grants to our Covered Executives were made in accordance with the parameters of our compensation policy and were approved by our compensation committee and board of directors. Assumptions and key variables used in the calculation of such amounts are described in Note 10 to our audited consolidated financial statements included in Item 18 of this Annual Report.

Additionally, we annually pay to each of our non-employee directors a cash retainer of $30,000 (or $80,000 for the chairperson) with an additional annual payment for service on board committees as follows: $10,000 (or $20,000 for the chairperson) per membership of the audit committee, or $7,500 (or $15,000 for the chairperson) per membership of the compensation committee and $4,000 (or $8,000 for the chairperson) per membership of the nominating, governance and sustainability committee or any other board committee. In addition, upon election, non-employee directors, will be granted equity awards under our incentive plan at a value of $400,000, which will vest on a monthly basis over a period of three years. In addition, each non-employee director will be granted equity awards under our incentive plan (provided the director is still in office) at a value of $180,000, which will vest on the earlier of the first anniversary of the date on which such options and restricted share units were granted or the date upon which our next annual general meeting of the shareholders is convened, subject to such director’s continued service through such date. Any unvested equity grants will accelerate and fully vest upon the occurrence of a change in control transaction.

In connection with Ms. Bettencourt’s appointment to serve as chairperson of the board of directors, and as was approved by the shareholders of the Company at the annual general meeting that took place on May 15, 2023, Ms. Bettencourt is entitled to receive (i) an annual cash retainer of $80,000, (ii) an annual grant of 25,000 RSUs on each date of the Company’s annual general meeting of the shareholders, (iii) an annual grant of options representing $90,000 in value as of the date of such grant (together with (ii), the “Chairperson Equity Grant”); provided, however, that in no event will the Chairperson Equity Grant exceed an annual aggregate value of $750,000 in order to comply with the limitations of the Company’s compensation policy. In addition to the foregoing compensation in connection with Ms. Bettencourt’s appointment as chairperson of the board of directors, Ms. Bettencourt is also entitled to receive an annual payment of $10,000 for her membership on the audit committee of the board of directors.

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

U.S. Appendix. Our United States Appendix to the Restated 2012 Plan (the “U.S. Appendix”) governs option awards granted to our United States employees or service providers, including those who are deemed to be residents of the United States for tax purposes. Each option  was evidenced by a notice of grant, which  contained the terms and conditions upon which such option was issued and exercised. Each option which is intended to be an incentive stock option  was granted in compliance with the requirements of Section 422 of the Code and applicable law. Only our United States employees were eligible to be granted incentive stock options. With respect to any option granted to a United States optionee, in the event of a conflict between the terms of the U.S. Appendix and the Restated 2012 Plan, the terms of the U.S. Appendix will prevail.

2021 Share Incentive Plan

We adopted the 2021 Plan immediately prior to the IPO. The 2021 Plan provides for the grant of equity-based incentive awards to our employees, directors, office holders, service providers and consultants in order to incentivize them to increase their efforts on behalf of the Company and to promote the success of the Company’s business.

Shares Available for Grants. A total of 8,992,791 of our ordinary shares remain available for issuance under the 2021 plan subject to adjustments as provided hereinafter. The maximum number ordinary shares available for issuance under the 2021 Plan is equal to the sum of (i) 9,954,480 shares, (ii) any shares subject to awards under the Restated 2012 Plan which have expired, or were cancelled, terminated, forfeited or settled in cash in lieu of issuance of shares or became unexercisable without having been exercised and (iii) an annual increase on the first day of each year beginning in 2022 and on January 1st of each calendar year thereafter and ending on January 1, 2031, equal to the lesser of (A) 5% of the outstanding ordinary shares of the Company on the last day of the immediately preceding calendar year; and (B) such amount as determined by our board of directors if so determined prior to January 1 of a calendar year, provided that no more than 99,544,800 ordinary shares may be issued upon the exercise of Incentive Stock Options. If permitted by our board of directors, shares tendered to pay the exercise price or withholding tax obligations with respect to an award granted under the 2021 Plan or the Restated 2012 Plan may again be available for issuance under the 2021 Plan, unless determined otherwise by the Board. Our board of directors may also reduce the number of ordinary shares reserved and available for issuance under the 2021 Plan in its discretion.

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

Authorized Shares. A total of 2,627,628 of our ordinary shares remain available for sale under the ESPP, subject to adjustment as provided for in the ESPP. In addition, on the first day of each fiscal year beginning with our 2022 fiscal year and through our 2031 fiscal year, such pool of ordinary shares shall be increased by that number of our ordinary shares equal to the lesser of:

•	1% of the outstanding ordinary shares as of the last day of the immediately preceding fiscal year, determined on a fully diluted basis; or
•	such other amount as our board of directors may determine.

In no event will more than 18,249,880 ordinary shares be available for issuance under the Section 423 Component.

ESPP Administration. Unless otherwise determined by our board of directors, the compensation committee of our board of directors; or the administrator; will administer the ESPP.

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

Our directors are divided among the three classes as follows:

•	the Class I directors are Roy Saar, Michael Risman, Menashe Ezra and Dan Adika, and their terms will expire at our annual general meeting of our shareholders to be held in 2025;
•	the Class II directors, are Michele Bettencourt and Rory O’Driscoll, and their terms will expire at our annual general meeting of our shareholders to be held in 2026; and
•	the Class III directors are Jeff Horing, Ron Gutler and Haleli Barath, and their terms will expire at our annual general meeting of our shareholders to be held in 2024.

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

•	Rory O’Driscoll was appointed by Scale Venture Partners IV, L.P.;
•	Michael Risman was appointed by Vitruvian Directors I Limited on behalf of Ambleside S.a.r.l; and
•	Roy Saar was appointed by Mangrove III Investments S.a.r.l.

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

•	overseeing our policies, programs and strategies related to environmental, social and governance matters (“ESG”).

Internal Auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor based on the recommendation of the audit committee. The role of the internal auditor is, among other things, to examine whether a company’s actions comply with applicable law and orderly business procedure. Under the Companies Law, the internal auditor cannot be an interested party or an office holder or a relative of an interested party or an office holder, nor may the internal auditor be the company’s independent auditor or its representative. “interested party” is defined in the Companies Law as (i) a holder of 5% or more of the issued share capital or voting power in a company, (ii) any person or entity who has the right to designate one or more directors or to designate the chief executive officer of the company or (iii) any person who serves as a director or as chief executive officer of the company. As of December 31, 2023, Sharon Cohen, CPA from Deloitte IL & Co, a firm in the Deloitte Global Network is acting as our internal auditor.

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

As of December 31, 2023, we had approximately 1,000 full-time employees. Employee turnover has not had a material impact on our operations to date. None of our employees are represented by a trade or labor union. In certain countries in which we operate, we are subject to local labor law requirements, which may automatically make our employees subject to industry-wide collective bargaining agreements. We have not experienced any work stoppages and we consider our relationship with our employees to be good.

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

None.

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders

The beneficial ownership of ordinary shares is determined in accordance with the SEC rules and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of February 29, 2024, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 91,936,318 ordinary shares outstanding as of February 29, 2024.

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

Name of Beneficial Owner	Number	%

Principal Shareholders:
Entities Affiliated with Insight Partners (1)	24,253,823	26.4
Entities Affiliated with StepStone Group (2)	10,366,855	11.3
Scale Venture Management IV, LLC (3)	9,481,669	10.3
Entities Affiliated with Mangrove Capital Partners (4)	6,278,354	6.8
Entities Affiliated with Gemini Israel Ventures (5)	7,792,833	8.5
Entities Affiliated with AMBLESIDE S.À R.L. (6)	5,462,245	5.9

Executive Officers and Directors:
Dan Adika (7)	3,617,435	3.8
Hagit Ynon (8)	393,073	*
Scott Little (9)	171,322	*
Michele Bettencourt (10)	101,723	*
Haleli Barath (11)	107,435	*
Menashe Ezra (5)	7,792,833	8.5
Ron Gutler (12)	75,233	*
Jeff Horing (13)	31,930	*
Rory O’Driscoll(3)	9,481,669	10.3
Michael Risman (14)	-	-
Roy Saar (15)	219,170	*
All directors and executive officers as a group (11 individuals)	21,991,823	23

*	Indicates ownership of less than 1%.

1.
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

2.
Pursuant to Schedule 13/G filed with the SEC on June 11, 2022, consists of (i) 10,366,855 ordinary shares held by StepStone Group LP.  (“StepStone”); (ii) 3,013,139 ordinary shares held by StepStone VC Global Partners VI-A, L.P. (“Global Partners VI-A”); (iii) 1,203,629 ordinary shares held by StepStone VC Global Partners VI-C, L.P. (“Global Partners VI-C”); (iv) 4,216,768 ordinary shares held by StepStone VC General Partner VI, L.P. (“Partners VI GP”); (v) 5,948,813 ordinary shares held by StepStone VC Opportunities III, L.P. (“Opportunities III”); (vi) 5,948,813 ordinary shares held by StepStone VC Opportunities General Partner III, L.P. (“Opportunities III GP”); (vii) 201,274 ordinary shares held by StepStone VC Secondaries Fund IV, L.P. (“Secondaries Fund IV,” and together with Global Partners VI and Opportunities III, the “Funds”) and (viii) 201,274 ordinary shares held by StepStone VC Secondaries General Partner IV, L.P (“Secondaries IV GP”). Partners VI GP is the general partner of Global Partners VI-A and Global Partners VI-C, Opportunities III GP is the general partner of Opportunities III, and Secondaries IV GP is the general partner of Secondaries Fund IV. StepStone is the investment manager of the Funds. StepStone Group Holdings LLC (“StepStone Group Holdings”) is the general partner of StepStone, and StepStone Group Inc. is the sole managing member of StepStone Group Holdings. On September 20, 2021, StepStone Group Inc., a Delaware corporation, and StepStone Group LP, a Delaware limited partnership, completed the acquisition of Greenspring Associates, LLC and certain of its affiliates or subsidiaries (the “StepStone Acquisition”). As a result of the Stepstone Acquisition, StepStone Group LP became the investment manager of the Funds. The address of these entities is 4225 Executive Square, Suite 1600, La Jolla, CA 90237.

3.
Pursuant to Schedule 13G/A filed with the SEC on February 13, 2024 and information known to the Company, consists of (i) 9,429,021 ordinary shares held of record by Scale Venture Management IV, LLC (“Scale IV LLC”), (ii) 11,302 ordinary shares held of record by Scale Management, LLC (iii) 20,718 shares held by Rory O’Driscoll and (iv) 20,628 ordinary shares underlying options held by Rory O’Driscoll and exercisable within 60 days of February 29, 2024. Rory O’Driscoll, one of our directors, Andrew Vitus and Stacey Bishop are managers of Scale IV LLC and Scale Management, LLC and share voting and dispositive power over the shares held by Scale IV LLC and Scale Management, LLC with the other managers of Scale IV LLC and Scale Management, LLC. The address for the reporting persons is 950 Tower Lane, Suite 1150, Foster City, California 94404.

4.
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

5.
Pursuant to Schedule 13G filed with the SEC on February 13, 2024 and information known to the Company, consists of (i) 7,652,748 ordinary shares held of record by Gemini Israel V Limited Partnership (“Gemini V”), (ii) 77,300 ordinary shares held of record by Gemini Partners Investors V L.P. (“Gemini Partners”) (iii) 42,157 ordinary shares held of record by Menashe Ezra and (iv) 20,628 ordinary shares underlying options held by Menashe Ezra and exercisable within 60 days of February 29, 2024. Gemini Capital Associates V LP (“Gemini Associates LP”) is the general partner of Gemini V and Gemini Capital Associates V GP, Ltd. (“Gemini Associates GP”) is the general partner of Gemini Associates LP. Gemini Israel Funds IV Ltd. is the general partner of Gemini Partners. Yossi Sela and Menashe Ezra are the managing partners of Gemini Associates GP, and Gemini Israel Funds IV Ltd. The address for these entities is 1 Shankar St., WeWork, 1st Floor, Herzliya Israel.

6.
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

7.
Consists of 3,073,750 ordinary shares underlying options exercisable within 60 days of February 29, 2024 and 23,438 restricted share units or performance share units to be vested within 60 days of February 29, 2024.

8.	Consists of 250,104 ordinary shares underlying options exercisable within 60 days of February 29, 2024 and 2,344 performance share units to be vested within 60 days of February 29, 2024.

9.	Consists of 83,333 ordinary shares underlying options exercisable within 60 days of February 29, 2024 and 1,250 performance share units to be vested within 60 days of February 29, 2024.

10.	Consists of 68,709 ordinary shares underlying options exercisable within 60 days of February 29, 2024.

11.	Consists of 49,421 ordinary shares underlying options exercisable within 60 days of February 29, 2024.

12.	Consists of 67,219 ordinary shares underlying options exercisable within 60 days of February 29, 2024.

13.
Consists of 20,628 ordinary shares underlying options exercisable within 60 days of February 29, 2024. Does not include the ordinary shares beneficially held by entities affiliated with Insight Partners as set forth in footnote (1) above.

14.	Does not include the ordinary shares beneficially held by entities affiliated with Ambleside as set forth in footnote (6) above.

15.
Consists of 20,628 ordinary shares underlying options exercisable within 60 days of February 29, 2024. Does not include the ordinary shares beneficially held by entities affiliated with Mangrove Capital Partners as set forth in footnote (4) above.

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

Registered Holders

As of February 29, 2024, approximately 77% of our outstanding shares were held by 103 holders of records in the United States (including Cede & Co., the nominee of the Depository Trust Company). The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

Change in Control Arrangements

We are not aware of any arrangement that may at a subsequent date, result in a change of control of the Company.

B.	Related Party Transactions

The following is a description of our related party transactions as defined under Item 7.B of Form 20-F, since January 1, 2021.

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

Other Transactions

Maya Flisser, the former spouse of Dan Adika, our Chief Executive Officer and a member of our board of directors, was employed by us until 2023 as a Purchasing Manager based in Tel Aviv. We believe Ms. Flisser’s compensation was aligned with that of employees of similar companies in Tel Aviv having similar skills and experience. Ms. Flisser was never an executive officer of the Company.

For each of the years ended December 31, 2021, 2022 and 2023, we paid BFP & Co. (“BFP”), our external corporate counsel, consideration of approximately $920,000, $145,000 and Nil, respectively, for legal services. Haleli Barath, a member of our board of directors, is a partner at BFP.

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

In 2022, a former employee filed a putative class action in the Superior Court for the City and County of San Francisco, based on claims that she was misclassified as an exempt employee and that the Company failed to properly reimburse for business expenses, failed to pay the proper rate of pay for paid sick leave, and other claims related to the payment of commissions and derivative of the misclassification claim and subsequently added related claims under California’s Private Attorneys General Act (the “California Lawsuit”). The California Lawsuit seeks monetary and non-monetary damages, including punitive damages, penalties, interest, and attorneys’ fees on behalf of plaintiff and others similarly situated. In 2023, the Company received an attorney demand letter, threatening similar claims on behalf of an unidentified New York-based “inside salesperson” and other similarly-situated employees (the “New York Claim”).  The Company denies the allegations in the California Lawsuit and the New York Claim and believes them to be without merit. However, solely in order to avoid the costs and inconvenience of litigation as well as the uncertainty inherent in any complex litigation, the Company has reached agreements in principle to resolve the two matters for a total of $2,950,000 subject to court approval. The Company accrued a sufficient amount for the estimated settlement and related costs in its general and administrative expenses for the year ended December 31, 2023.

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

Israeli Tax Considerations

General corporate tax structure in Israel

Israeli companies are generally subject to corporate tax. The standard corporate tax rate in 2023 was 23%. However, the effective tax rate payable by a company that derives income from a “Preferred Enterprise”,  a “Special Preferred Enterprise”, a “Preferred Technological Enterprise”, or a "Special Preferred Technology Enterprise" (as discussed below) may be considerably less. Capital gains derived by an Israeli company are generally subject to the prevailing corporate tax rate.

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

Real Capital Gain accrued by individuals from the sale of our shares should generally be taxed at the rate of 25%. However, if the individual shareholder is a “substantial shareholder” (as defined below) at the time of sale or at any time during the preceding 12-month period, such capital gain should be taxed at the rate of 30%. Furthermore, where an individual claimed real interest expenses and linkage differentials on securities, the capital gain on the sale of the securities should be taxed at a rate of 30%. Real Capital Gain derived by corporations should generally be subject to the corporate tax rate (23% in 2023).

   Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation and a marginal tax rate of up to 47% for an individual in 2023, excluding surtax as discussed below) unless contrary provisions in a relevant tax treaty applies.

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

Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty, subject to the eligibility of such person to the treaty benefits. For example, under Convention Between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended (the “U.S Israel Tax Treaty”), the sale, exchange or other disposition of shares by a shareholder who is a United States resident (for purposes of the treaty) holding the shares as a capital asset and is entitled to claim the benefits afforded to such a resident by the U.S. Israel Tax Treaty (a “Treaty U.S. Resident”) is generally exempt from Israeli capital gains tax unless: (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange or disposition is attributed to royalties; (iii) the capital gain arising from the such sale, exchange or disposition is attributed to a permanent establishment in Israel, under certain terms; (iv) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12 month period preceding the disposition, subject to certain conditions; or (v) such Treaty U.S. Resident, being an individual, was present in Israel for 183 days or more during the relevant taxable year.

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

Surtax. Subject to the provisions of an applicable tax treaty, individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual taxable income (including, but not limited to, dividends, interest and capital gain) exceeding NIS 698,280 for 2023, which amount is linked to the annual change in the Israeli consumer price index.

Estate and Gift Tax. Israeli law presently does not impose estate or gift taxes.

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following is a description of certain material United States federal income tax considerations of the ownership and disposition of our ordinary shares. This description addresses only the United States federal income tax consequences to U.S. Holders (as defined below) that hold our ordinary shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”), and that have the U.S. dollar as their functional currency. This discussion is based upon the Code, applicable U.S. Treasury regulations, administrative pronouncements and judicial decisions, in each case as in effect on the date hereof, all of which are subject to change (possibly with retroactive effect). No ruling will be requested from the Internal Revenue Service (the “IRS”) regarding the tax consequences of the ownership or disposition of the ordinary shares, and there can be no assurance that the IRS will agree with the discussion set out below. This summary does not address any U.S. tax consequences other than U.S. federal income tax consequences (e.g., the estate and gift tax or the Medicare tax on net investment income) and does not address any alternative minimum tax or state, local or non-U.S. tax consequences.

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

Dividends paid to you with respect to our ordinary shares generally will be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. Subject to certain conditions and limitations, Israeli tax withheld on dividends may be credited against your United States federal income tax liability or, at your election, be deducted from your U.S. federal taxable income. Dividends that we distribute generally should constitute “passive category income” for purposes of the foreign tax credit. However, if we are a “United States-owned foreign corporation,” solely for foreign tax credit purposes, a portion of the dividends allocable to our U.S. source earnings and profits may be recharacterized as U.S. source. A “United States-owned foreign corporation” is any foreign corporation in which United States persons own, directly or indirectly, 50% or more (by vote or by value) of the stock. In general, United States-owned foreign corporations with less than 10% of earnings and profits attributable to sources within the United States are excepted from these rules. In the event we are treated as a “United States-owned foreign corporation,” if 10% or more of our earnings and profits are attributable to sources within the United States, a portion of the dividends paid on our ordinary shares allocable to our U.S. source earnings and profits will be treated as U.S. source, and, as such, a U.S. Holder may not offset any foreign tax withheld as a credit against U.S. federal income tax imposed on that portion of dividends. A foreign tax credit for foreign taxes imposed on distributions may be denied if you do not satisfy certain minimum holding period requirements. Furthermore, pursuant to applicable United States Treasury regulations, if a U.S. Holder is not eligible for the benefits of an applicable income tax treaty or does not elect to apply such treaty, then such holder may not be able to claim a foreign tax credit arising from any foreign tax imposed on a distribution on our ordinary shares, depending on the nature of such foreign tax, although the IRS has provided temporary relief from the application of certain aspects of these regulations until new guidance or regulations are issued. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisor regarding the availability of a U.S. foreign tax credit in your particular circumstances including your eligibility for benefits under an applicable income tax treaty and the potential impact of the applicable United States Treasury regulations and the temporary IRS.

Sale, Exchange or Other Disposition of Ordinary Shares

Subject to the discussion under “-Passive Foreign Investment Company Considerations” below, you generally will recognize gain or loss on the sale, exchange or other disposition of our ordinary shares equal to the difference between the amount realized on such sale, exchange or other disposition and your adjusted tax basis in our ordinary shares, and such gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, capital gain from the sale, exchange or other disposition of ordinary shares is generally eligible for a preferential rate of taxation applicable to capital gains, if your holding period for such ordinary shares exceeds one year (i.e., such gain is long-term capital gain). The deductibility of capital losses for United States federal income tax purposes is subject to limitations under the Code. Any such gain or loss that a U.S. Holder recognizes generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes. Because gain for the sale or other taxable disposition of our ordinary shares will be treated as U.S. source income, and a U.S. Holder may use foreign tax credits against only the portion of United States federal income tax liability that is attributed to foreign source income in the same category, your ability to utilize a foreign tax credit with respect to the Israeli tax imposed on any such sale or other taxable disposition, if any, may be significantly limited. In addition, pursuant to applicable United States Treasury regulations, if you are not eligible for the benefits of an applicable income tax treaty or do not elect to apply such treaty, then you may not be able to claim a foreign tax credit arising from any foreign tax imposed on the disposition of our ordinary shares, depending on the nature of such foreign tax, although the IRS has provided temporary relief from the application of certain aspects of these regulations until new guidance or regulations are issued. The rules governing the treatment of foreign taxes imposed on a United States Holder and foreign tax credits are complex, and U.S. Holders should consult their tax advisors as to whether the Israeli tax on gains may be creditable or deductible in light of their particular circumstances, including their eligibility for benefits under an applicable treaty and the potential impact of applicable United States Treasury regulations and the temporary IRS relief.

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

Based on the composition of our income, assets and operations, we do not believe that we were a PFIC for the taxable year ended December 31, 2023. However, our status as a PFIC requires a factual determination that depends on, among other things, our income, assets and operations in each year. Fluctuations in the market price of our ordinary shares may cause our classification as a PFIC for the current or future taxable years to change because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our shares from time to time (which may be volatile). Among other matters, if our market capitalization subsequently declines, it may make our classification as a PFIC more likely for the current or future taxable years. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Therefore, there can be no assurance that we will not be treated as a PFIC for our current taxable year or any future taxable year.

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

As of December 31, 2023, we had $321.8 million of cash and cash equivalent, bank deposits and marketable securities. Interest-earning instruments carry a degree of interest rate risk. A hypothetical 10% change in interest rates would not have had a material impact on our financial results for the years ended December 31, 2022 and 2023. We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure.

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

A decrease of 10% in the U.S. dollar/NIS exchange rate would have increased our cost of revenue and operating expenses by 1.7% for the year ended December 31, 2023. If the NIS fluctuates significantly against the U.S. dollar, it may have a negative impact on our results of operations.

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

 Item 15. Controls and Procedures

Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”)) that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2023. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2023, our disclosure controls and procedures were effective to accomplish their objectives at the reasonable assurance level.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting (as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act). Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that, as of December 31, 2023, our internal control over financial reporting was effective.

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

We will publicly disclose any amendment to, or waiver from, a provision of our Code of Ethics and Conduct that applies to our directors or executive officers to the extent required under the rules of the SEC or Nasdaq. Our Code of Ethics and Conduct is available on our website at https://ir.walkme.com/corporate-governance/governance-overview. The information contained on or through our website, or any other website referred to herein, is not incorporated by reference in this Annual Report.

We granted no waivers under our Code of Ethics and Conduct in 2023.

Item 16C. Principal Accountant Fees and Services

The consolidated financial statements of WalkMe Ltd. as of December 31, 2022 and 2023, and for each of the three years in the period ended December 31, 2023, appearing in this Annual Report have been audited by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The current address of Kost Forer Gabbay & Kasierer is 144 Menachem Begin Road, Building A, Tel Aviv 6492101, Israel.

The table below sets out the total amount of services rendered to us by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, for services performed in the years ended December 31, 2022 and 2023, and breaks down these amounts by category of service:

	Year ended December 31,
	2022	2023
	(in thousands)
Audit Fees	$500	$500
Audit Related Fees	-	4
Tax Fees	39	76
Total	$539	$580

Audit Fees

Audit fees for the years ended December 31, 2023 and 2022 consisted of fees for professional services provided in connection with the audit of our annual consolidated financial statements and audit services that are normally provided by an independent registered public accounting firm in connection with statutory and regulatory filings or engagements for those years.

Tax Fees

Tax fees for the years ended December 31, 2023 and 2022 refer to professional services rendered by our auditors, which include ongoing tax advisory, tax compliance and tax consulting associated with transfer pricing.

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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

Not applicable.

Item 16K. Cybersecurity

Cybersecurity Risk Management and Strategy

We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and information.

As part of our risk management program, we reference various security industry frameworks and other guidance to help us assess, identify and manage cybersecurity risks.

Our cybersecurity risk management program is integrated into our overall enterprise risk management program, and shares common methodologies, reporting channels and governance processes that apply across the enterprise risk management program to other legal, compliance, strategic, operational, and financial risk areas.

Key elements of our cybersecurity risk management program include but are not limited to the following:

●	risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services, and our broader enterprise IT environment;
●	a security team principally responsible for managing (1) our cybersecurity risk assessment processes, (2) our security controls, and (3) our response to cybersecurity incidents;
●	the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security processes;
●	cybersecurity awareness training of our employees, incident response personnel, and senior management;
●	a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents; and
●	a third-party risk management process for service providers, suppliers, and vendors based on their criticality and risk profile.

We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected us, including our operations, business strategy, results of operations, or financial condition. We face risks from cybersecurity threats that, if realized, are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. See “Risk Factors – If we or our third-party service providers experience a security breach or unauthorized parties otherwise obtain access to our customers’ data, our data or our platform, our solution may be perceived as not being secure, our reputation may be harmed, demand for our platform and products may be reduced, and we may incur significant liabilities”.

Cybersecurity Governance

Our Board considers cybersecurity risk as part of its risk oversight function and has delegated to the Audit Committee oversight of cybersecurity and other information technology risks. The Audit Committee oversees management’s implementation of our cybersecurity risk management program.

The Committee receives regular reports from management, including from our Chief Information Security Officer, or CISO, on our cybersecurity risks. In addition, management updates the Committee, as necessary, regarding any significant cybersecurity incidents. The Committee reports to the full Board regarding its activities, including those related to cybersecurity. The full Board also receives briefings from management on our cyber risk management program.

Our management team, including our CISO, is responsible for assessing and managing our material risks from cybersecurity threats. The team has primary responsibility for our overall cybersecurity risk management program and supervises both our internal cybersecurity personnel and our retained external cybersecurity consultants.

Our management team stays informed about and monitors  efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel; threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us; and alerts and reports produced by security tools deployed in the IT environment.

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

Item 19. Exhibits

			Incorporation by Reference			Filed /
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Furnished
1.1	Amended and Restated Articles of Association of the Registrant.	20-F	001-40490	1.1	3/24/2022
2.1	Description of Securities.					*
2.2	Specimen share certificate.	F-1/A	333-256219	4.1	6/7/2021
4.1†	Form of Indemnification Agreement between the Registrant and its directors and officers.	F-1/A	333-256219	10.5	6/7/2021
4.2†	Restated 2012 Share Option Plan.	F-1/A	333-256219	10.1	5/17/2021
4.3†	2021 Share Incentive Plan.	F-1/A	333-256219	10.2	5/17/2021
4.4†	2021 Employee Share Purchase Plan.	F-1/A	333-256219	10.3	5/17/2021
4.5†	Compensation Policy for Officers and Directors.	F-1/A	333-256219	10.4	5/17/2021
4.6	2021 Amended and Restated Investor Rights Agreement, dated as of June 10, 2021, by and among the Registrant and the parties named in Schedule 1 thereto.	F-1/A	333-256219	4.2	6/14/2021
8.1	List of subsidiaries of the Registrant.	20-F	001-40490	8.1	3/14/2023
12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					*
12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*
13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**
13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**
15.1	Consent of Kost, Forer, Gabbay and Kasierer, a member of Ernst & Young Global.					*
97.1	WalkMe Compensation Recovery Policy					*
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.					*
101.SCH	Inline XBRL Taxonomy Extension Schema Document.					*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.					*
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.					*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.					*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.					*
104	Inline XBRL for the cover page of this Annual Report on Form 20-F, included in the Exhibit 101 Inline XBRL Document Set.					*

*	Filed herewith.
**	Furnished herewith.
†	Indicates management contract or compensatory plan or arrangement.

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

WALKME LTD.

Date: March 18, 2024	By:	/s/ Dan Adika
	Name:	Dan Adika
	Title:	Chief Executive Officer

Date: March 18, 2024	By:	/s/ Hagit Ynon
	Name:	Hagit Ynon
	Title:	Chief Financial Officer

WALKME LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

IN U.S. DOLLARS IN THOUSANDS

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of WalkMe Ltd. and its subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of WalkMe Ltd. and its subsidiaries (the "Company") as of December 31, 2023, and 2022, the related consolidated statements of operations, comprehensive loss, convertible preferred shares and shareholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

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
A Member of EY Global
We have served as the Company’s auditor since 2012.

Tel-Aviv, Israel
March 18, 2024

WALKME LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except share and per share data)

	December 31,
	2023	2022

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$177,223	$94,105
Short-term deposits	28,027	125,231
Short-term marketable securities	60,290	42,187
Trade receivables, net	40,494	45,024
Short-term deferred contract acquisition costs	26,793	26,287
Prepaid expenses and other assets	8,739	6,243

Total current assets	341,566	339,077

NON-CURRENT ASSETS:

Long-term deferred contract acquisition costs	30,267	40,110
Other assets	317	584
Long-term marketable securities	56,282	43,334
Property and equipment, net	12,059	13,268
Operating lease right-of-use assets	12,005	7,003
Goodwill and intangible assets, net	1,561	1,830

Total non-current assets	112,491	106,129

TOTAL ASSETS	$454,057	$445,206

The accompanying notes are an integral part of the consolidated financial statements.

WALKME LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except share and per share data)

	December 31,
	2023	2022

LIABILITIES, REDEEMABLE NON-CONTROLLING INTEREST AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:

Trade payables	$3,508	$5,957
Employees and payroll accruals	25,041	30,720
Accrued expenses and other liabilities	18,127	17,685
Short-term operating lease liabilities	4,604	5,009
Deferred revenues	110,701	108,097

Total current liabilities	161,981	167,468

NON-CURRENT LIABILITIES:

Deferred revenues	894	1,613
Deferred tax liabilities, net	5,559	7,330
Other liabilities	6,825	2,708
Long-term operating lease liabilities	8,222	3,833

Total non-current liabilities	21,500	15,484

TOTAL LIABILITIES	183,481	182,952

COMMITMENTS AND CONTINGENT LIABILITIES (note 7)

REDEEMABLE NON-CONTROLLING INTEREST	10,429	8,080

SHAREHOLDERS’ EQUITY:
Ordinary shares of no par value - Authorized: 900,000,000 shares at December 31, 2023 and 2022; Issued and outstanding: 90,864,662 and 86,780,082 shares at December 31, 2023 and 2022, respectively	-	-
Additional paid-in capital	748,801	688,636
Accumulated other comprehensive income (loss)	478	(1,817)
Accumulated deficit	(489,132)	(432,645)
Total shareholders’ equity	260,147	254,174
TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTEREST AND SHAREHOLDERS’ EQUITY	$454,057	$445,206

The accompanying notes are an integral part of the consolidated financial statements

WALKME LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2023	2022	2021

Revenues
Subscription	$247,715	$220,972	$175,328
Professional services	19,239	24,034	17,975
Total revenues	266,954	245,006	193,303

Cost of revenues
Subscription	25,360	25,990	24,025
Professional services	19,013	27,894	22,632
Total cost of revenues	44,373	53,884	46,657

Gross profit	222,581	191,122	146,646

Research and development	55,107	59,468	48,160
Sales and marketing	161,372	176,307	127,719
General and administrative	70,983	65,188	48,557

Total operating expenses	287,462	300,963	224,436

Operating loss	(64,881)	(109,841)	(77,790)

Financial income (expense), net	13,195	5,322	(9)
Loss before income taxes	(51,686)	(104,519)	(77,799)

Income taxes	(5,067)	(3,831)	(2,494)

Net loss	(56,753)	(108,350)	(80,293)

Net loss attributable to non-controlling interest	(266)	(743)	(1,169)
Adjustment attributable to non-controlling interest	2,649	(14,979)	16,689
Net loss attributable to WalkMe Ltd.	(59,136)	(92,628)	(95,813)

Net loss per share attributable to WalkMe Ltd. basic and diluted	$(0.67)	$(1.09)	$(1.85)

Weighted-average shares used in computing net loss per share attributable to ordinary shareholders, basic and diluted	88,912,397	85,116,424	51,763,032

The accompanying notes are an integral part of the consolidated financial statements.

WALKME LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2023	2022	2021

Net loss	$(56,753)	$(108,350)	$(80,293)
Other comprehensive income (loss):
Change in unrealized net gain (loss) on cash flow hedges:
Unrealized gain (loss) arising during the year	(2,667)	(5,651)	1,271
Net gain (loss) reclassified into net loss	4,997	3,471	(669)
	2,330	(2,180)	602
Change in net unrealized gains on marketable securities	-	11	-
Foreign currency translation adjustments	(69)	(202)	(546)
Other comprehensive income (loss)	2,261	(2,371)	56
Comprehensive loss	(54,492)	(110,721)	(80,237)

Less comprehensive loss attributable to redeemable non-controlling interest:

Net loss attributable to redeemable non-controlling interest	(266)	(743)	(1,169)
Foreign currency translation adjustments attributable to redeemable non-controlling interest	(34)	(99)	(266)
Comprehensive loss attributable to redeemable non-controlling interest	(300)	(842)	(1,435)
Comprehensive loss attributable to WalkMe Ltd.	$(54,192)	$(109,879)	$(78,802)

The accompanying notes are an integral part of the consolidated financial statements

WALKME LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY (DEFICIT)
U.S. dollars in thousands (except share and per share data)

	Convertible preferred shares			Ordinary shares		Additional paid-in	Accumulated other comprehensive	Accumulated	Total shareholder's
	Number	Amount		Number	Amount	capital	Income (loss)	deficit	equity (deficit)
Balance as of December 31, 2020	58,724,580	$	$ 300,490	13,773,000	$-	$21,524	$131	$(245,914)	$(224,259)
Issuance of Series F convertible preferred shares, net	455,942		10,000	-	-	-	-	-	-
Issuance of ordinary shares in connection with asset acquisition	-		-	33,150	-	776	-	-	776
Conversion of convertible preferred shares to ordinary shares upon initial public offering	(59,180,522)		(310,490)	59,180,522	-	310,490	-	-	310,490
Issuance of ordinary shares upon initial public offering, net of underwriting discounts and commissions and other issuance costs	-		-	9,250,000	-	263,911	-	-	263,911
Exercise of share options and vested RSUs	-		-	1,517,334	-	2,849	-	-	2,849
Share-based compensation	-		-	-	-	27,332	-	-	27,332
Other comprehensive income	-		-	-	-	-	324	-	324
Net loss attributable to WalkMe Ltd. including adjustment to redeemable non-controlling interest	-		-	-	- -	(16,689)	-	(79,124)	(95,813)

Balance as of December 31, 2021	-		$-	83,754,006	$-	$610,193	$455	$(325,038)	$285,610
Exercise of share options and vested RSUs	-		-	2,358,586	-	5,036	-	-	5,036
Issuance of ordinary shares under Employee Share Purchase Plan	-		-	667,490	-	7,656	-	-	7,656
Share-based compensation	-		-	-	-	50,772	-	-	50,772
Other comprehensive loss	-		-	-	-	-	(2,272)	-	(2,272)
Net loss attributable to WalkMe Ltd. including adjustment to redeemable non-controlling interest	-		-	-	-	14,979	-	(107,607)	(92,628)

Balance as of December 31, 2022	-		$-	86,780,082	$-	$688,636	$(1,817)	$(432,645)	$254,174
Exercise of share options and vested RSUs	-		-	3,492,917	-	1,864	-	-	1,864
Issuance of ordinary shares under Employee Share Purchase Plan	-		-	591,663	-	4,874	-	-	4,874
Share-based compensation	-		-	-	-	56,076	-	-	56,076
Other comprehensive income	-		-	-	-	-	2,295	-	2,295
Net loss attributable to WalkMe Ltd. including adjustment to redeemable non-controlling interest	-		-	-	-	(2,649)	-	(56,487)	(59,136)

Balance as of December 31, 2023	-		$-	90,864,662	$-	$748,801	$478	$(489,132)	$260,147

The accompanying notes are an integral part of the consolidated financial statements.

WALKME LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOW
U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2023	2022	2021
Cash flows from operating activities:
Net loss	$(56,753)	$(108,350)	$(80,293)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Share-based compensation	55,457	50,104	27,332
Depreciation, amortization and impairment	6,157	7,878	4,773
Operating lease right-of-use assets and liabilities, net	(1,318)	(551)	-
Finance (income) expenses	2,125	(1,758)	(59)
Amortization of premium and accretion of discount on marketable securities, net	(2,245)	(370)	-
Decrease (increase) in trade receivables, net	4,530	(7,417)	(6,976)
Decrease (increase) in prepaid expenses and other assets	7,878	(8,882)	(29,763)
Increase (decrease) in trade payables	(2,449)	(354)	906
Increase (decrease) in employees and payroll accruals	(4,907)	(5,782)	15,010
Increase in accrued expenses and other liabilities	6,147	3,215	4,574
Increase in deferred revenues	2,429	22,924	28,577
Increase (decrease) in deferred taxes, net	(1,771)	2,535	1,694

Net cash provided by (used in) operating activities	15,280	(46,808)	(34,225)

Cash flows from investing activities:

Purchase of intangible assets	-	-	(1,338)
Capitalization of software development costs	(3,255)	(4,260)	(3,912)
Purchase of property and equipment	(540)	(2,867)	(2,642)
Investment in short-term deposits	(28,000)	(170,500)	(66,260)
Proceeds from short-term deposits	123,500	112,257	45,003
Investment in restricted deposits	-	-	(1,298)
Proceeds from restricted deposits	-	295	2,924
Investment in marketable securities	(75,653)	(84,881)	-
Proceeds from maturity of marketable securities	46,057	-	-

Net cash provided by (used in) investing activities	62,109	(149,956)	(27,523)

Cash flows from financing activities:

Proceeds from initial public offering, net of underwriting discounts and commissions and other issuance costs	-	-	263,922
Proceeds from exercise of options	1,864	5,074	2,867
Proceeds from employees share purchase plan	4,102	9,717	-
Issuance of preferred shares, net of issuance costs	-	-	10,000

Net cash provided by financing activities	5,966	14,791	276,789
Effect of foreign currency exchange rate changes on cash, cash equivalents, and restricted cash	(560)	(850)	(685)
Increase (decrease) in cash, cash equivalents and restricted cash	82,795	(182,823)	214,356
Cash, cash equivalents and restricted cash - Beginning of year	94,428	277,251	62,895

Cash, cash equivalents and restricted cash - End of year	$177,223	$94,428	$277,251
Supplemental disclosures of cash flow information:
Cash paid for income taxes, net of refunds	$3,310	$(572)	$365
Supplemental disclosures of noncash investing and financing activities:
Lease liabilities arising from obtaining right-of-use-assets	$10,155	$14,240	$-
Purchase of property and equipment, accrued but not paid	$(35)	$268	$180
Issuance of ordinary shares in connection with asset acquisition	$-	$-	$776
Conversion of convertible preferred shares	$-	$-	$310,490
Reconciliation of cash, cash equivalents and restricted cash within the consolidated balance sheets to the amounts shown in the consolidated statements of cash flows above:
Cash and cash equivalents	$177,223	$94,105	$276,889
Restricted cash – included in short-term and long-term restricted deposits.	$-	$323	$362
	$177,223	$94,428	$277,251

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

Cash equivalents are short-term, highly liquid investments that are readily convertible to cash with original maturities of three months or less, at the date acquired. As of December 31, 2023 and 2022, the Company’s cash and cash equivalents consisted of $164,466 and $46,105 of cash held in the Company’s checking accounts and money market funds and $12,757 and $48,000 bank deposits with original maturities of three months or less, respectively.

e.	Short-term bank deposits:

Short-term bank deposits are deposits with maturities of more than three months and less than one year. As of December 31, 2023 and 2022, the Company’s bank deposits are denominated in U.S. dollars and bears yearly interest at weighted average rates of 5.71% and 4.84%. Short-term bank deposits are presented at their cost, including accrued interest.

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

Starting January 1, 2023 the Company adopted ASU 2016-13, Topic 326 "Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments" which modified the other than temporary impairment model for available for sale debt securities. Available-for-sale securities are periodically evaluated for unrealized losses. For unrealized losses in securities that the Company intends to hold and will not more likely than not be required to sell before recovery, the Company further evaluates whether declines in fair value below amortized cost are due to credit or non-credit related factors. The Company considers credit related impairments to be changes in value that are driven by a change in the creditor's ability to meet its payment obligations and records an allowance and recognizes a corresponding loss in financial income (expense), net when the impairment is incurred. Unrealized non-credit related losses and unrealized gains are reported as a separate component of accumulated other comprehensive income (loss) in the consolidated balance sheets until realized. Realized gains and losses on sale of marketable securities are included in financial income (expense), net and are derived using the specific identification method for determining the cost of securities sold. The amortized cost of marketable securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization together with interest on securities is included in financial income (expense), net. During the year ended December 31, 2023, no credit loss impairments have been identified.

For the year ended December 31, 2022 the Company's securities were reviewed for impairment in accordance with ASC No. 320-10-35. According to this standard, if such assets were considered to be impaired, the impairment charge was recognized in earnings when a decline in the fair value of its investments below the cost basis was judged to be Other-Than-Temporary Impairment (OTTI). Factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period and the Company's intent to sell, including whether it is more likely than not that the Company will be required to sell the investment before recovery of cost basis. Based on the above factors, the Company concluded that unrealized losses on its available-for-sale securities for the year ended December 31, 2022 was not OTTI.

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

Financial instruments that potentially subject the Company to credit risk primarily consist of cash and cash equivalents, short-term deposits, restricted deposits, marketable securities and trade receivables. For cash and cash equivalents, the Company is exposed to credit risk in the event of default by the financial institutions to the extent of the amounts recorded on the accompanying consolidated balance sheets exceed federally insured limits. The Company places its cash and cash equivalents and short-term deposits with financial institutions with high-quality credit ratings and has not experienced any losses in such accounts.

The Company's marketable securities consist of investments in U.S. Treasuries and U.S. Government Agencies denominated in dollar.

For trade receivable, the Company is exposed to credit risk in the event of non-payment by customers to the extent of the amounts recorded on the accompanying consolidated balance sheets.

As of December 31, 2023 and 2022 and for the years ended on these dates, there were no customers represented greater amount than 10% of total revenue.

WALKME LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.	Derivative Financial Instruments

The Company enters into foreign currency forward and option contracts with financial institutions to protect against foreign exchange risks for the exposure to changes in the exchange rate of the New Israeli Shekel (“NIS”) against the U.S. dollar that are associated with forecasted future cash flows. The Company’s primary objective in entering into these contracts is to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange rates. The Company’s derivative instruments expose the Company to credit risk to the extent that the counterparties may be unable to meet the terms of the contract. The Company seeks to mitigate such risk by limiting its counterparties to major financial institutions. In addition, the potential risk of loss resulting from this type of credit risk is monitored on an ongoing basis. The Company does not use derivative instruments for trading or speculative purposes.

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

As of December 31, 2023 and 2022, the gross notional amount of the Company’s outstanding foreign currency contracts designated as hedging instruments was $26,794 and $50,298 respectively.

During the years ended December 31, 2023, 2022 and 2021, gains (losses) related to designated hedging instruments were reclassified from accumulated other comprehensive loss when the related expenses were incurred. These gains (losses) were recorded in the consolidated statements of comprehensive loss, as follows:

	Year ended December 31,
	2023	2022	2021

Cost of revenues	$(429)	$(365)	$72
Research and development	(2,563)	(1,709)	331
Sales and marketing	(741)	(614)	129
General and administrative	(1,264)	(783)	137
Total	$(4,997)	$(3,471)	$669

k.	Trade receivables:

Trade receivables includes billed and unbilled receivables. Trade receivables are recorded at invoiced amounts and do not bear interest. The Company generally does not require collateral and provides for expected losses. The Company makes estimates of expected credit losses based upon its assessment of various factors including review of credit profiles of customers, contractual terms and conditions, current economic trends, the age of the outstanding invoice and historical payment experience. Accounts receivable deemed uncollectible are charged against the allowance for credit losses when identified. The allowance for credit losses was not material as of December 31, 2023.

Unbilled trade receivables represent an unconditional right to consideration for the Company’s performance under the customer contract occurs before invoicing to the customer. As of December 31, 2023 and 2022, unbilled trade receivables of $4,515 and $4,084, respectively, were included in trade receivables on the Company’s consolidated balance sheets.

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

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%

Software, computers and peripheral equipment	33
Office furniture and equipment	10-33
Capitalized software development costs	33
Leasehold improvement	By the shorter of remaining lease term or estimated useful life of the asset

m.	Long-lived assets:

The long-lived assets of the Company, including finite-live intangible assets, are reviewed for impairment in accordance with ASC No. 360, "Property, Plant and Equipment" ("ASC No. 360"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

During the years ended December 31, 2023 and 2022 the Company recorded an impairment of $300 and $2,246, respectively, related to certain right-of use and intangible assets. No impairment losses were identified for the year ended December 31, 2021.

n.	Leases:

In accordance with ASU No. 2016-02, "Leases (Topic 842)", the Company determines if an arrangement is a lease and the classification of that lease at inception based on: (1) whether the contract involves the use of an identified asset, (2) whether the Company obtains the right to substantially all the economic benefits from the use of the asset throughout the lease period, and (3) whether the Company has a right to direct the use of the asset. The Company elected to not recognize a lease liability and a right-of-use ("ROU") asset for leases with a term of twelve months or less. The Company also elected the practical expedient to not separate lease and non-lease components for its leases.

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. ROU assets are initially measured at amounts, which represents the discounted present value of the lease payments over the lease, plus any initial direct costs incurred. The lease liability is initially measured at lease commencement date based on the discounted present value of minimum lease payments over the lease term. The implicit rate within the operating leases is generally not determinable, therefore the Company uses its Incremental Borrowing Rate ("IBR") based on the information available at commencement date in determining the present value of lease payments. The Company's IBR is estimated to approximate the interest rate for collateralized borrowing with similar terms and payments and in economic environments where the leased asset is located. Certain leases include options to extend or terminate the lease. An option to extend the lease is considered in connection with determining the ROU asset and lease liability when it is reasonably certain that the Company will exercise that option. An option to terminate is considered unless it is reasonably certain that the Company will not exercise the option.

Payments under the Company's lease arrangements are primarily fixed, however, certain lease agreements contain variable payments, which are expensed as incurred and not included in the operating lease right-of-use assets and liabilities. Variable lease payments are primarily comprised of payments affected by CPI and utility charges.

WALKME LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	Business combinations:

The Company accounts for business combinations in accordance with ASC 805, "Business Combinations" (“ASC 805”). ASC 805 requires recognition of assets acquired, liabilities assumed, and any non-controlling interest at the acquisition date, measured at their fair values as of that date. Any excess of the fair value of net assets acquired over purchase price is allocated to goodwill and any subsequent changes in estimated contingencies are to be recorded in earnings. Acquisition related costs are expensed to the statement of operations in the period incurred. The Company accounts for a transaction as an asset acquisition when substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, or otherwise does not meet the definition of a business. Asset acquisition-related direct costs are capitalized as part of the assets or assets acquired.

p.	Goodwill and intangible assets:

Goodwill represents the excess of the purchase price in a business combination over the fair value of net assets acquired. As of December 31, 2023 and 2022, the Company’s Goodwill balance was $1,481.

Goodwill is not amortized, but rather the carrying amounts of these assets are assessed for impairment at least annually in the fourth quarter, or more frequently if events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. Goodwill impairment, if any, is determined by comparing the reporting unit fair value to its carrying value. An impairment loss is recognized in an amount equal to the excess of the reporting unit’s carrying value over its fair value, up to the amount of goodwill allocated to the reporting unit. The Company operates as one reporting unit. There was no goodwill impairment for the years ended December 31, 2023, 2022 and 2021.

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

Severance expense for the years ended December 31, 2023, 2022 and 2021 amounted to $3,250, $3,967 and $3,490 respectively.

WALKME LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

r.	U.S. defined contribution plan:

The U.S. subsidiary has a 401(k) defined contribution plan covering certain employees in the U.S. effective January 1, 2022. The Company matches 100% of employee contributions to the plan up to a limit of 5% of their eligible compensation capped at $5 per employee per year. For the year ended December 31, 2023 and 2022 the U.S. subsidiary recorded expenses for matching contributions of $2,087 and $2,211, respectively.

s.	Self-Insurance:

Effective January 1, 2023 the U.S. subsidiary utilizes a combination of insurance and self-insurance for employee related health care benefits (a portion of which is paid by its employees). Standard actuarial procedures and data analysis are used to estimate the liability associated with these risks on an undiscounted basis. The liability reflects the ultimate cost for claims incurred but not reported and are recorded under employee and payroll accruals. On a regular basis, the liabilities are evaluated for appropriateness with claims reserve valuations. To limit exposure to some risks, the Company maintains insurance coverage with varying limits and retentions, including stop-loss insurance coverage on an aggregate and individual basis.

t.	Contingencies:

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

u.	Revenue recognition:

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

The Company revenues are comprised from Software-as-a-Service (“SaaS”) subscriptions and professional services which are distinct and accounted for as separate performance obligations. The Company solution, which allows the customer to access its hosted platform over the contract period without taking possession of the platform, provided on a subscription basis, and recognized ratably over the contract period. Professional services revenues are recognized as services are performed or over time.

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

v.	Cost to obtain a contract:

The Company capitalizes certain sales commissions and associated payroll taxes paid to its sales force that are incremental to the acquisition of customer contracts and recoverable. Costs capitalized related to new revenue contracts, which are not commensurate with sales commissions paid for renewal contracts, are amortized on a straight-line basis over four years and costs for renewals are amortized over the weighted average renewal contract term. The Company has applied the practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less. There were no impairments of costs to obtain revenue contracts during the years ended December 31, 2023, 2022 and 2021.

The following table represents a rollforward of deferred contract acquisition costs:

	Year ended December 31,
	2023	2022	2021
Beginning balance	$66,397	$56,374	$29,729
Additions to deferred contract acquisition costs	19,477	33,711	41,396
Amortization of deferred contract acquisition costs	(28,814)	(23,688)	(14,751)
Ending balance	$57,060	$66,397	$56,374
Deferred contract acquisition costs (to be recognized in next 12 months)	$26,793	$26,287	$20,405
Deferred contract acquisition costs, non-current	$30,267	$40,110	$35,969

w.	Deferred revenues and remaining performance obligations:

Deferred revenue primarily consists of billings or payments received in advance of revenue recognition and is recognized as the revenue recognition criteria are met. The Company recognized revenue of $106,267 and $82,080 for the years ended December 31, 2023 and 2022, respectively, that were included in the corresponding contract liability balance at the beginning of the period.

Deferred revenue that is anticipated to be recognized during the succeeding 12-months period is recorded as current deferred revenue and the remaining portion is recorded as non-current deferred revenue. For disaggregation of revenue please refer to note 12.

As of December 31, 2023, the total remaining non-cancellable performance obligations under the Company’s contracts with customers was $384,444 which includes certain amounts subject to customary termination rights under the Federal Acquisition Regulations (FAR) or Defense Federal Acquisition Regulation Supplement (DFARS). The Company expects to recognize revenue of $214,956, or 56%, over the next 12 months, with the remainder to be recognized thereafter.

WALKME LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

x.	Software development costs:

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

For the years ended December 31, 2023, 2022 and 2021 the Company capitalized a total amount of $4,071, $4,955 and $3,912 respectively.

y.	Research and development:

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

z.	Advertising expenses:

Advertising cost are expensed as incurred. Advertising expenses amounted to $11,987, $15,168 and $18,658 for the years ended December 31, 2023, 2022 and 2021, respectively.

aa.	Basic and diluted net loss per share:

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

bb.	Share-based compensation:

The Company accounts for share-based compensation in accordance with ASC 718, "Compensation – Stock Compensation" ("ASC 718"), including share options, restricted share units (RSUs), performance share units (PSUs) granted to employees, directors, and non-employees, and share purchase rights granted under the Employee Share Purchase Plan (“ESPP”) to employees, based on the estimated fair value of the awards on the date of grant.

WALKME LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The fair value of each share option granted is estimated using the Black-Scholes option-pricing model and for ESPP awards or PSUs subject to market condition, the Company uses a Monte Carlo simulation model which utilizes multiple inputs to estimate payout level and the probability that market conditions will be achieved. The determination of the grant-date fair value using an option-pricing model is affected by the fair value of the Company’s ordinary share as well as a number of inputs, of which the most significant are the exercise price, volatility and the expected option term. The fair value of each RSU, or PSU without market condition, is based on the fair value of the Company’s ordinary shares on the date of grant.

Share-based compensation is generally recognized on a straight-line basis over the requisite service period and based on the graded method for performance-based awards. Some of the awards granted are subject to certain performance criteria: accordingly compensation expense is recognized for such awards when it becomes probable that the related performance condition will be satisfied. Forfeitures are accounted for in the period in which they occur.

cc.	Income taxes:

The Company accounts for income taxes in accordance with ASC 740, "Income Taxes" ("ASC 740"). This standard prescribes the use of the liability method, whereby deferred tax asset and liability accounts balances are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value, and if it is more likely than not that some portion of the entire deferred tax asset will not be realized.

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

dd.	Recently adopted accounting pronouncements:

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

In June 2016, FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 amends the impairment model to utilize an expected loss methodology in place of the currently used incurred loss methodology, which will result in the more timely recognition of losses. ASU 2016-13 requires that expected credit losses relating to financial assets be measured on an amortized cost basis be recorded through an allowance for credit losses. ASU 2016-13 also requires an investor to determine whether a decline in the fair value below the amortized cost basis (i.e., impairment) of an available for sale debt security is due to credit-related factors or noncredit-related factors. Any impairment that is not credit related is recognized in OCI, net of applicable taxes. However, if an entity intends to sell an impaired available for sell debt security or more likely than not will be required to sell such a security before recovering its amortized cost basis, the entire impairment amount must be recognized in earnings with a corresponding adjustment to the security's amortized cost basis.

Credit-related impairment is recognized as an allowance on the balance sheet with a corresponding adjustment to earnings. The Company adopted ASU 2016-13 using the modified retrospective approach as of January 1, 2023. The standard did not have a material impact on the Company's consolidated statements of operations, financial positions or cash flows.

WALKME LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

ee.	Accounting pronouncements not yet adopted:

In August 2020, the FASB issued ASU No. 2020-06, Accounting for Convertible Instruments and Contracts in an Entity's Own Equity (ASU 2020-06), which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts in an entity's own equity. Among other changes, ASU 2020-06 removes from GAAP the liability and equity separation model for convertible instruments with a cash conversion feature and a beneficial conversion feature, and as a result, after adoption, entities will no longer separately present in equity an embedded conversion feature for such debt. Similarly, the embedded conversion feature will no longer be amortized into income as interest expense over the life of the instrument. Instead, entities will account for a convertible debt instrument wholly as debt unless (1) a convertible instrument contains features that require bifurcation as a derivative under ASC Topic 815, Derivatives and Hedging, or (2) a convertible debt instrument was issued at a substantial premium. Additionally, ASU 2020-06 requires the application of the if-converted method to calculate the impact of convertible instruments on diluted earnings per share (EPS). The guidance will be effective for the Company beginning January 1, 2024, and interim periods therein and can be adopted on either a fully retrospective or modified retrospective basis. The Company has evaluated the effect of ASU 2020-06 and expects no material impact on the Company’s consolidated financial statements and disclosures.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures, which expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. In addition, it provides new segment disclosure requirements for entities with a single reportable segment. The guidance will be effective for the Company for annual periods beginning January 1, 2024 and for interim periods beginning January 1, 2025. Early adoption is permitted. The Company is currently evaluating the impact on its financial statement disclosures.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740), Improvements to Income Tax Disclosures, which requires disaggregated information about the effective tax rate reconciliation as well as information on income taxes paid. The guidance will be effective for the Company for annual periods beginning January 1, 2025, with early adoption permitted. The Company is currently evaluating the impact on its financial statement disclosures.

NOTE 3: REDEEMABLE NON-CONTROLLING INTEREST

In January 2019, the Company entered into an agreement with Japan Cloud Computing, L.P. and M30 LLC (collectively, the “Investors”), which was amended on July 26, 2022, to engage in the investment, organization, management, and operation of the Japanese subsidiary that is focused on the distribution of the Company’s products in Japan. As of December 31, 2023, the Company contributed an aggregate amount of approximately $4,750 in cash in exchange for 51% of the outstanding common stock of the Japanese subsidiary. As of December 31, 2023 and 2022, the Company controls a majority stake in the Japanese subsidiary and as a result, the Company consolidated the Japanese subsidiary and all intercompany accounts have been eliminated.

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

The following table summarizes the activity in the redeemable non-controlling interests for the period indicated below:

	Year ended December 31,
	2023	2022	2021

Balance, beginning of period	$8,080	$23,901	$8,647
Net loss attributable to redeemable non-controlling interest	(266)	(743)	(1,169)
Adjustment to redeemable non-controlling interest	2,649	(14,979)	16,689
Foreign currency translation	(34)	(99)	(266)
Balance, end of period	$10,429	$8,080	$23,901

NOTE 4: MARKETABLE SECURITIES

The following tables summarize the amortized cost, unrealized gains and losses, and fair value of available-for-sale marketable securities as of December 31, 2023 and 2022.

	December 31, 2023
	Amortized cost	Gross unrealized losses	Gross unrealized gains	Fair Value

U.S. Treasuries	$84,811	$(124)	$81	$84,768
U.S. Government Agencies	31,750	(22)	76	31,804
Total	$116,561	$(146)	$157	$116,572

Out of the total unrealized losses, an amount of $64 has been in a continuous unrealized loss position for twelve months or longer.

	December 31, 2022
	Amortized cost	Gross unrealized losses	Gross unrealized gains	Fair Value

U.S. Treasuries	$68,084	$(64)	$86	$68,106
U.S. Government Agencies	17,426	(30)	19	17,415
Total	$85,510	$(94)	$105	$85,521

WALKME LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4: MARKETABLE SECURITIES (Cont.)

The following tables summarizes the amortized cost and fair value of available-for-sale marketable securities as of December 31, 2023 and 2022 by contractual years-to maturity:

	December 31, 2023
	Amortized cost	Fair Value

Due within one year	$60,310	$60,290
Due between one and three years	56,251	56,282
Total	$116,561	$116,572

	December 31, 2022
	Amortized cost	Fair Value

Due within one year	$42,214	$42,187
Due between one and three years	43,296	43,334
Total	$85,510	$85,521

NOTE 5: PROPERTY AND EQUIPMENT, NET

	December 31,
	2023	2022
Cost:

Software, computers and peripheral equipment	$8,220	$8,378
Office furniture and equipment	687	887
Capitalized software development costs	22,821	18,750
Leasehold improvements	4,027	3,999
	35,755	32,014

Accumulated depreciation	23,696	18,746

Depreciated cost	$12,059	$13,268

Depreciation expenses amounted to $5,721, $5,165 and $4,478 for the years ended December 31, 2023, 2022 and 2021 respectively.

For the years ended December 31, 2023 and 2022, the Company recorded a reduction of $776 and $576 respectively, to the cost and accumulated depreciation of fully depreciated equipment and leasehold improvements no longer in use, following an assessment made by the Company.

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

	December 31,
	2023	2022

Acquired technology	$3,004	$3,004

Accumulated amortization and Impairment	2,924	2,655

Depreciated cost	$80	$349

As of December 31, 2023, the weighted-average remaining useful life of the technology was 0.3 years. The Company recorded $269, $487 and $299 of amortization expense during the years ended December 31, 2023, 2022 and 2021, respectively.

During the year ended December 31, 2022 the Company recorded an impairment in the amount of $979 related to abandoned technology.

As of December 31, 2023, future amortization expense related to acquired technology is $80 to be fully amortized in the year 2024.

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

In 2022, a former employee filed a putative class action in the Superior Court for the City and County of San Francisco, based on claims that she was misclassified as an exempt employee and that the Company failed to properly reimburse for business expenses, failed to pay the proper rate of pay for paid sick leave, and other claims related to the payment of commissions and derivative of the misclassification claim and subsequently added related claims under California’s Private Attorneys General Act (the “California Lawsuit”). The California Lawsuit seeks monetary and non-monetary damages, including punitive damages, penalties, interest, and attorneys’ fees on behalf of plaintiff and others similarly situated. In 2023, the Company received an attorney demand letter, threatening similar claims on behalf of an unidentified New York-based “inside salesperson” and other similarly-situated employees (the “New York Claim”). The Company denies the allegations in the California Lawsuit and the New York Claim and believes them to be without merit. However, solely in order to avoid the costs and inconvenience of litigation as well as the uncertainty inherent in any complex litigation, the Company has reached agreements in principle to resolve the two matters for a total of $2,950 subject to court approval. The Company accrued a sufficient amount for the estimated settlement and related costs in its general and administrative expenses for the year ended December 31, 2023.

WALKME LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7: COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

b.	Non-cancellable material commitments:

In the normal course of business, the Company enters into non-cancelable purchase commitments with various parties mainly for hosting `services, as well as software products and services. As of December 31, 2023, the Company had outstanding non-cancelable purchase obligations with a term of 12 months or longer as follows:

December 31, 2023
Years ending December 31,
2024	$13,963
2025	14,506
2026	12,848
2027	9,161
2028	2,318
Total	$52,796

c.	Pledges and bank guarantees:

As of December 31, 2023, The Company and its subsidiaries holds pledged bank deposits of $170 and obtained bank guarantees of $1,559, in connection with office lease agreements.

d.	Revolving Credit Facility:

In August 2021, the Company entered into a loan and security agreement with Silicon Valley Bank (SVB) which provides for the Revolving Credit Facility. The Company may borrow, repay and re-borrow funds under the Revolving Credit Facility up to the amount of $50,000 for a period of three years. Interest on borrowings under the revolving credit facility accrues as the greater of the Prime Rate or 3.25%. Pursuant to the terms of the Revolving Credit Facility, the Company are also required to pay an yearly fixed fee of $20 for the availability of this facility. Upon utilization of this credit facility certain covenants may apply according to the Revolving Credit Facility agreement. The Revolving Credit Facility is secured by a fixed and floating first priority blanket lien on all assets of the company as well as a negative pledge on our intellectual property. As of December 31, 2023 this facility remained unutilized and will expire in August 2024.

NOTE 8: LEASES

The Company entered into non-cancelable operating lease agreements with various expiration dates through the year 2026. Certain lease agreements include options to renew or terminate the lease. The Company does not assume renewals in its determination of the lease term unless the renewals are considered as reasonably assured at lease commencement.

The components of operating lease costs were as follows:

	Year ended December 31,
	2023	2022
Operating lease cost	$5,660	$6,227
Short-term lease cost	826	787
Variable lease cost	28	35
Total lease cost	$6,514	$7,049

Supplemental balance sheet information related to operating leases is as follows:

	December 31,
	2023	2022
Weighted average remaining lease term (in years)	4.6	1.8
Weighted average discount rate	4.4%	1%

WALKME LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8: LEASES (Cont.)

Supplemental cash flow information related to operating leases was as follows:

	Year ended December 31,
	2023	2022
Cash paid for amounts included in the measurement of lease operating liabilities	$6,467	$5,399

Maturities of operating lease liabilities as of December 31, 2023 are as follows:

As of December 31, 2023
2024	$5,065
2025	2,111
2026	1,734
2027	1,715
2028	1,749
Thereafter	2,010

Total undiscounted lease payments	14,384
Less: imputed interest	(1,558)

Present value of lease liabilities	$12,826

NOTE 9: FAIR VALUE MEASUREMENTS

The following tables present the fair value of money market funds and marketable securities for the year ended December 31, 2023 and 2022:

	December 31, 2023		December 31, 2022
	Level 1	Level 2	Level 1	Level 2
Financial Assets:
Cash equivalents:
Money market funds	$133,211	$-	$290	$-
U.S. Treasuries	-	1,997	-	-
Foreign currency derivative contracts	-	825	-	-
Marketable securities:
U.S. Treasuries	-	84,768	-	68,106
U.S. Government Agencies	-	31,804	-	17,415
Total assets measured at fair value	$133,211	$119,394	$290	$85,521

Financial Liabilities
Foreign currency derivative contracts	-	(72)	-	(1,577)
Total liabilities measured at fair value	$-	$(72)	$-	$(1,577)

WALKME LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10: CONVERTIBLE PREFERRED SHARES, SHAREHOLDERS’ EQUITY AND EQUITY INCENTIVE PLAN

a.	Composition of share capital

	December 31, 2023		December 31, 2022
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of shares no par value
Ordinary shares	900,000,000	90,864,662	900,000,000	86,780,082

b.	Ordinary shares:

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

The Company’s equity incentive plans provide for granting share options, RSUs, PSUs and restricted share awards to employees, consultants, officers and directors. Each option granted under the Plan expires no later than 10 years from the date of grant. Options and RSUs vest usually over four years of commencement of employment or services. Any option or RSU which are forfeited or not exercised before expiration, become available for future grants. As of December 31, 2023 an aggregate of 8,992,791 ordinary shares of the Company are still available for future grants.

WALKME LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10: CONVERTIBLE PREFERRED SHARES, SHAREHOLDERS’ EQUITY AND EQUITY INCENTIVE PLAN (Cont.)

Share options
A summary of the Company's share option activity under the Plan is as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Balance as of December 31, 2022	12,412,197	$8.96	6.93	$49,209
Granted	596,782	$9.11
Forfeited	(802,728)	$18.28
Exercised	(982,717)	$1.9		$7,662
Balance as of December 31, 2023	11,223,534	$8.92	6.17	$37,473

Exercisable options at end of year	8,140,268	$7.47	5.54	$35,597

As of December 31, 2023, there was approximately $19,688 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company's share option plan. That cost is expected to be recognized over a weighted-average period of 2.17 years.

The weighted-average grant date fair value of options granted during the years ended December 31, 2023, 2022 and 2021 was $4.23, $7.32 and $13.31, respectively.

The intrinsic value of the options exercised during the years ended December 31, 2023, 2022 and 2021 was $7,662, $12,217 and $25,937, respectively.

As of December 31, 2023 and 2022, there were no outstanding options granted to non-employees.

Under the provisions of ASC 718, the fair value of each option was estimated on the date of grant using the Black & Scholes option valuation model, using the assumptions noted in the following table:

	Year ended December 31,
	2023	2022	2021

Expected volatility	60%-76%	60%	60%
Expected dividend yield	-	-	-
Expected term (in years)	1.44-6.08	5.5-6.98	5-6.55
Risk free interest	3.46%-4.93%	1.98%-3.88%	0.49%-1.06%

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

WALKME LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10: CONVERTIBLE PREFERRED SHARES, SHAREHOLDERS’ EQUITY AND EQUITY INCENTIVE PLAN (Cont.)

Restricted and performance Share Units

	Number of RSUs	Weighted- Average Grant Date Fair Value Per Share

Balance as of December 31, 2022	6,559,826	$16.23
Granted	4,814,253	$9.44
Forfeited	(2,021,312)	$15.91
Released	(2,510,169)	$15.22
Balance as of December 31, 2023	6,842,598	$11.89

The total grant-date fair value of released RSUs and PSUs during the years ended December 31, 2023, 2022 and 2021 was $38,309, $19,004 and $49, respectively.

As of December 31, 2023, there was approximately $70,706 of unrecognized share-based compensation expense related to unvested RSUs, which is being recognized over a weighted-average period of 2.47 years based on vesting under the award service conditions.

e.	Employee Share Purchase Plan

In June 2021, the Company adopted the ESPP. Generally, all of the Company’s employees are eligible to participate if they are employed by the Company. The Company’s ESPP permits participants to purchase the Company’s ordinary shares through contributions in the form of payroll deductions or otherwise to the extent permitted by the Company, of up to 15% of their eligible compensation (as defined in the ESPP). Amounts contributed and accumulated by the participant will be used to purchase the Company’s ordinary shares at the end of each offering period. The purchase price of the shares will be 85% of the lower of the fair market value of the Company’s ordinary shares on the first trading day of the offering period or on the exercise date. As of December 31, 2023 and 2022, a total of 2,627,628 and 2,161,770 ordinary shares of the Company, respectively, are reserved for issuance under the ESPP.

The Company estimated the fair value of ESPP purchase rights using a Monte-Carlo option pricing model with the following assumptions:

	Year ended December 31,
	2023	2022	2021

Expected volatility	49%-63.8%	77%-91.9%	41%
Expected dividend yield	-	-	-
Expected term (in years)	0.5	0.5	0.57
Risk free interest	4.92%-5.47%	0.46%-2.85%	0.06%

As of December 31, 2023, there was $232 of unrecognized share-based compensation expense related to the ESPP that is expected to be recognized over an average vesting period of 0.2 years.

f.	Share-based compensation expense by award type was as follows:

	Year ended December 31
	2023	2022	2021
Options	$18,392	$20,167	$21,359
RSUs	35,262	27,001	4,842
ESPP	1,803	2,936	1,131
	$55,457	$50,104	$27,332

WALKME LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10: CONVERTIBLE PREFERRED SHARES, SHAREHOLDERS’ EQUITY AND EQUITY INCENTIVE PLAN (Cont.)

The share-based compensation expense by line item in the accompanying consolidated statements of operations is summarized as follows:

	Year ended December 31
	2023	2022	2021
Cost of revenues	$2,590	$3,896	$1,804
Research and development	11,041	7,285	3,863
Sales and marketing	17,671	19,126	8,205
General and administrative	24,155	19,797	13,460
	$55,457	$50,104	$27,332

NOTE 11: TAXES ON INCOME

a.	Ordinary taxable income in Israel is subject to a corporate tax rate of 23%.

The Company applies various benefits allotted to it under the revised Investment Law as per Amendment 73, which includes a number of changes to the Investment Law regimes through regulations that have come into effect from January 1, 2017. Applicable benefits under the new regime include:

•

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

The company has not exhausted the benefits it may qualify for as a PTE and continue to examine the degree to which it might qualify as a PTE

The Company’s subsidiaries are separately taxed under the local tax laws of the jurisdiction of incorporation of each entity.

b.	Income (Loss) before income taxes is comprised as follows:

	Year ended December 31
	2023	2022	2021
Israel	$(59,200)	$(102,013)	$(68,924)
Foreign	7,514	(2,506)	(8,875)
	$(51,686)	$(104,519)	$(77,799)

WALKME LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11: TAXES ON INCOME (Cont.)

c.	Income taxes are comprised as follows:

	Year ended December 31
	2023	2022	2021
Current:
Israel	$69	$(93)	$103
Foreign	6,769	1,389	697
Total current taxes	6,838	1,296	800
Deferred:
Israel	-	-	-
Foreign	(1,771)	2,535	1,694
Total deferred taxes	(1,771)	2,535	1,694
Total income taxes	$5,067	$3,831	$2,494

d.	A reconciliation of the Company's theoretical income tax benefit to actual income tax expense is as follows:

	Year ended December 31
	2023	2022	2021

Loss before income taxes	$51,686	$104,519	$77,799
Statutory tax rate	23%	23%	23%
Theoretical income tax benefit	$(11,888)	$(24,039)	$(17,894)
Preferred technology enterprise	6,512	11,221	7,582
Foreign rate differential	16	(300)	(597)
Unrecognized tax benefits	373	1,348	3,159
Changes in valuation allowance	4,329	11,421	7,498
Share-based compensation	5,589	3,745	2,519
Non-deductible expenses	69	513	234
Other	67	(78)	(7)
Actual tax expense	$5,067	$3,831	$2,494

WALKME LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11: TAXES ON INCOME (Cont.)

e.	The following table presents the significant components of the Company's deferred taxes:

	December 31,
	2023	2022
Deferred tax assets:
Net operating loss carryforwards	$48,348	$43,437
Research and development expenses	4,878	5,398
Accruals and reserves	2,574	2,088
Issuance costs	-	914
Share-based compensation	4,396	4,318
Operating lease liability	1,968	2,115
Other deferred assets	1,083	805
Gross deferred tax assets	63,247	59,075
Valuation allowance	(55,758)	(51,164)
Total deferred tax assets	7,489	7,911
Deferred tax liabilities:
Deferred contract costs	(10,989)	(13,313)
Operating lease ROU asset	(1,760)	(1,667)
Other deferred tax liabilities	(299)	(261)
Gross deferred tax liabilities	(13,048)	(15,241)
Net deferred taxes	$(5,559)	$(7,330)

A valuation allowance is provided when it is more likely than not that the deferred tax assets will not be realized. The Company has established a valuation allowance to offset certain deferred tax assets at December 31, 2023 and 2022 due to the uncertainty of realizing future tax benefits from its net operating loss carryforwards and other deferred tax assets.

f.	Net operating losses carry forward:

As of December 31, 2023, the Company had approximately $364,062 in net operating loss carryforwards in Israel that can be carried forward indefinitely.

As of December 31, 2023, the U.S. subsidiary had $55,906 of state net operating loss carryforwards available to offset future taxable income. If not utilized, the state net operating loss carryforwards will expire in varying amounts mostly between the years ended 2032 and 2042.

g.	Tax assessments

The Company has net operating losses from prior tax periods which may be subjected to examination in future periods. As of December 31, 2023, the Company’s tax years until December 31, 2018 are subject to statute of limitation in Israel.

As of that date, the U.S. subsidiary’s tax years until December 31, 2019 are subject to statute of limitation in the U.S.

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

The following table shows the changes in the gross amount of unrecognized tax benefits as of December 31, 2023, 2022 and 2021:

Unrecognized Tax Benefits
Balance - December 31, 2020	1,709
Increases related to prior years’ tax positions	175
Increases related to current years’ tax positions	2,984
Balance - December 31, 2021	4,868
Decrease related to prior years’ tax positions	(287)
Increases related to current years’ tax positions	1,635
Balance - December 31, 2022	6,216
Increase related to prior years’ tax positions	10
Increases related to current years’ tax positions	317
Balance - December 31, 2023	$6,543

As of December 31, 2023, the total amount of gross unrecognized tax benefits that would favorably impact the Company’s effective tax rate, if recognized, was $6,185. The remaining amount of $358 would be offset by the reversal of related deferred tax assets which are subject to a full valuation allowance.

The Company recognizes interest and penalties related to unrecognized tax benefits as income tax expense. As of December 31, 2023, the Company has accumulated $445 in both interest and penalties related to uncertain tax positions.

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

b.	Geographical information

The following table summarizes revenue by region based on the shipping address of customers:

	Year ended December 31,
	2023	2022	2021
United States	$186,937	$172,733	$135,291
Rest of world	79,518	71,510	56,914
Israel	499	763	1,098
	$266,954	$245,006	$193,303

WALKME LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12: REPORTING SEGMENTS AND GEOGRAPHIC INFORMATION (Cont.)

Other than the United States, no other individual country accounted for 10% or more of total revenue for the years ended December 31, 2023, 2022 and 2021.

The following table summarizes long-lived assets, net by region:
	Year ended December 31,
	2023	2022
Israel	$20,221	$11,537
United States	2,642	6,800
Rest of world	1,201	1,934
Total long-lived assets, net	$24,064	$20,271

NOTE 13: NET LOSS PER SHARE ATTRIBUTABLE TO ORDINARY SHAREHOLDERS

The following table sets forth the computation of basic and diluted net loss per share attributable to ordinary shareholders for the periods presented:

	Year ended December 31,
	2023	2022	2021
Numerator:
Net loss	$(56,753)	$(108,350)	$(80,293)
Net loss attributable to non-controlling interest	(266)	(743)	(1,169)
Adjustment attributable to non-controlling interest	2,649	(14,979)	16,689
Net loss attributable to WalkMe Ltd.	$(59,136)	$(92,628)	$(95,813)
Denominator:
Weighted-average shares used in computing net loss per share attributable to ordinary shareholders, basic and diluted	88,912,397	85,116,424	51,763,032
Net loss per share attributable to ordinary shareholders, basic and diluted	$(0.67)	$(1.09)	$(1.85)

The potential shares of ordinary shares that were excluded from the computation of diluted net loss per share attributable to ordinary shareholders for the periods presented because including them would have been anti-dilutive are as follows:

	Year ended December 31,
	2023	2022	2021
Convertible preferred shares	-	-	26,972,186
RSU’s	7,141,801	5,759,365	732,157
Outstanding share options and share purchase rights under ESPP	11,991,061	13,676,853	14,143,816
Total	19,132,862	19,436,218	41,848,159